Form 10-K, Exhibit 13
period 1994-09-30
MTS SYSTEMS CORP
filed 1994-12-22
CIK 68709

Exhibit 13

SIX YEAR FINANCIAL SUMMARY
(September 30)




                                                  1994             1993          1992           1991          1990          1989
                                                (dollars expressed in thousands, except share data and pretax income per employee)

OPERATIONS
Net sales                                   $  200,550        $ 189,499      $161,013      $ 157,865     $ 160,159     $ 152,630
United States sales                            101,747           92,153        68,931         72,538        75,901        75,806
International sales                             98,803           97,346        92,082         85,327        84,258        76,824
Income before income taxes                      12,629           14,937         6,452         14,350        11,328        15,578
Net income                                       8,659           10,382         4,915         10,080         8,408        11,064
Net income per share, fully diluted basis         1.85             2.27          1.07           2.25          1.82          2.41
Research and development costs                  12,645           13,697         9,999          9,271        11,225         8,986
Net interest expense                             1,860            1,207           704          1,061           824         1,294
Depreciation and amortization                    6,214            5,648         5,789          5,755         5,617         4,392
Total payroll                                   61,619           57,784        55,961         49,596        51,777        48,012

FINANCIAL POSITION
Current assets                              $  123,206        $ 123,445      $100,929      $  91,240     $  85,043     $  92,239
Current liabilities                             66,361           66,961        50,717         44,183        35,565        43,779
Current ratio                                    1.9:1            1.8:1         2.0:1          2.1:1         2.4:1         2.1:1
Net working capital                             56,845           56,484        50,212         47,057        49,478        48,460
Inventories                                     35,152           25,009        23,591         22,819        24,656        26,867
Property and equipment, net                     47,368           37,254        38,079         35,995        35,204        30,161
Total assets                                   175,708          165,716       144,650        135,627       126,631       125,822
Interest bearing debt                           23,851           33,299        19,335         20,565        18,806        17,902
Shareholders' investment                       100,046           93,011        84,992         80,739        74,358        69,265
Shareholders' investment per share               21.90            20.47         19.04          18.17         16.48         15.08
Free cash flow(1)                                5,414            8,809         2,653         10,786         7,590         9,843
Free cash flow per share                          1.16             1.93           .58           2.41          1.64          2.14

OTHER STATISTICS AND RATIOS
Fully diluted shares outstanding(2)              4,668            4,572         4,595          4,477         4,629         4,591
Number of shareholders(3)                        1,394            1,400         1,413          1,838         1,850         1,879
Number of employees                              1,557            1,447         1,404          1,372         1,410         1,384
Pretax income per employee                  $    8,111        $  10,323      $  4,595      $  10,459     $   8,034     $  11,256
Backlog of orders                               84,591           88,731        99,221         82,404        71,032        72,977
New orders                                     195,260          178,786       178,178        169,237       157,212       146,620
Net income as a percent of net sales              4.3%             5.5%          3.1%           6.4%          5.2%          7.2%
Research and development costs
as a percent of net sales                         6.3%             7.2%          6.2%           5.9%          7.0%          5.9%
Effective tax rate                                 31%              30%           24%            30%           26%           29%
Interest bearing debt to equity ratio              24%              36%           23%            25%           25%           26%
Return on average net assets(4)                  10.2%            16.3%          7.6%          17.4%         14.6%         22.9%
Return on beginning
shareholders' investment per share                9.0%            11.9%          5.9%          13.7%         12.1%         18.1%
Cash dividends paid per share                      .56              .48           .48            .40           .40           .28


(1) Net income plus depreciation and amortization minus property and equipment expenditures (exclusive of land acquisition and plant construction) minus cash dividends.

(2) Presented on a weighted average basis of common shares assuming conversion of common stock equivalents during each year after retroactive adjustments for issued shares, for stock splits and reduction of shares from treasury stock purchases (in thousands of shares).

(3) On December 3, 1994, there were 1,394 common shareholders of record, with another estimated 1,300 shareholders whose stock is held by nominees or broker dealers.

(4) (Income before taxes plus interest expense) divided by (average quarterly assets minus non-interest bearing liabilities).


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKLOG/NEW ORDERS
                               1994          1993         1992
                                   (expressed in thousands)
New Orders:
North American*          $  101,498     $  98,019    $  87,923
International                93,762        80,767       90,255

Total                    $  195,260     $ 178,786    $ 178,178

Backlog                  $   84,591     $  88,731    $  99,221


*Includes U.S. and Canada

New orders in 1994 included 30 orders with unit values exceeding $500,000 compared to 38 orders in this category in 1993 and 38 orders in 1992. These orders represented 26%, 32%, and 34% of the new order total for these three years.

North American new orders increased 4% in 1994 and 11% in 1993 with our Measurement and Automation Instrument sector particularly strong in both years.

International orders increased 16% in 1994, reversing the 11% decrease experienced in 1993. Most of the 1994 increase occurred in the Far East and as a result of the acquisition of Adamel Lhomargy (France). A majority of the 1993 decline occurred in our automotive durability simulation systems niche in Europe which has not yet returned to order levels experienced in 1992. Conversely, in 1993, orders in this niche increased in North America as our customers benefited from increasing car and truck sales. International orders were basically flat in 1992 compared to 1991. See Geographic Analysis of new orders for the percentage breakdown by geographic area.

The backlog of undelivered orders at September 30, 1994, decreased 5% from 1993, the result of a low first-quarter order rate. New orders in subsequent quarters exceeded $50 million per quarter, reversing the decline in order backlog experienced during most of 1993 and the first quarter of 1994. Quarterly order rates in 1993 were weak in the second and third quarters but improved in the fourth quarter. The strong fourth quarter order rate in 1992 of $63,185,000 was the principal cause for the 20% increase in the 1992 order backlog.

REVENUES
                              1994          1993          1992
                                   (expressed in thousands)
United States           $  101,747      $ 92,153     $  68,931
International               98,803        97,346        92,082
Total                   $  200,550      $189,499     $ 161,013


Consolidated revenues increased 6% in 1994 and 18% in 1993, reflecting the improved U.S. market (see New Order table). For geographic revenues and income information, see Note 2 of "Notes to Consolidated Financial Statements."

U.S. revenues increased 10% in 1994 and 34% in 1993, reflecting improved markets for most of our business segments during this two-year period and, in particular, for our Measurement and Automation Instrument sector. U.S. revenues had declined 5% in 1992 as a result of a generally weak domestic market and, specifically, a declining demand from our automotive customers.

International revenues represented 49%, 51%, and 57% of consolidated revenues for 1994, 1993, and 1992 respectively. A significant portion of the Company's international revenues are contracted for in foreign currencies. In 1994 the value of the dollar weakened, increasing dollar values on foreign currency revenue by $3,684,000. The value of the dollar strengthened in 1993, particularly against European currencies, reducing dollar values on translated foreign currency revenues by $2,372,000. The declining value of the dollar in 1992 increased international revenues by $6,755,000 which represented 94% of the increase in international revenues that year.

Selective price increases and decreases were implemented in all three years. However, the overall impact of pricing changes did not have a material effect on reported sales volume.

GEOGRAPHIC ANALYSIS OF NEW ORDERS

                                                          1994         1993         1992         1991         1990         1989
UNITED STATES/CANADA                                       52%          55%          49%          46%          48%           54%
EUROPE/AFRICA/MIDDLE EAST                                  21           20           25           35           31            22
ASIA PACIFIC                                               26           23           25           18           18            22
SOUTH AMERICA/REST OF THE WORLD                             1            2            1            1            3             2


GROSS PROFIT
                              1994           1993         1992
                                      (expressed in thousands)
Gross Profit              $ 79,840       $ 78,882     $ 61,919
% of Revenues                39.8%          41.6%        38.5%

The 1994 gross profit percentage declined 1.8 percentage points from 1993, primarily due to a higher-than-normal content of development costs in some large customer projects. These contracts are nearing completion and should not materially impact 1995. In 1993, the gross profit percentage increased 3.1 percentage points from 1992, reflecting increased revenues and a better economic climate domestically for our higher-margin, short-delivery standard products.

Gross profit percentage for 1992 declined 5.8 percentage points from the 1991 ratio as a result of a combination of factors: lower-than-planned revenues,
an  unfavorable   revenue  mix,  large  contracts  with  significant development content similar to 1994, and higher-than-planned unabsorbed manufacturing overhead expenses resulting from lower plant capacity utilization.

RESEARCH AND DEVELOPMENT
                                  1994        1993        1992
                                      (expressed in thousands)
R & D Expense                 $ 12,645     $13,697     $ 9,999
% of Revenues                     6.3%        7.2%        6.2%

Product development spending (R&D) in 1994 decreased $1,052,000 or 8% compared to 1993. However, 1993 product development spending, which had increased 37% from 1992, included $1.8 million related to a large complex automotive contract with significant software and controls development content.

The majority of the development expenditures in all three years was for software and controls that will become the basis for our next generation of workstations. Other development programs were directed at new measurement products, servo motors and amplifiers, electromechanical load frames and accessories.

SELLING, GENERAL, AND
ADMINISTRATIVE EXPENSES
                                 1994         1993        1992
                                     (expressed in thousands)
Selling/Marketing           $  40,351     $ 37,103    $ 34,660
General & Administrative       12,682       10,697       9,170
Total                       $  53,033     $ 47,800    $ 43,830
% of Revenues                   26.4%        25.2%       27.2%


Selling/Marketing expenses in 1994 increased $3,248,000 or 9% over 1993, of which $1,348,000 (41%) was directly attributable to the Adamel Lhomargy acquisition and $1,130,000 (35%) to the Measurement and Automation Instrument sector to support its strong growth rate.

All three years were similar in that tight overall cost control was maintained with resources being re-allocated from soft markets to markets with greater potential. Investments in Korea (sales office), Europe (new resources for our electromechanical products), and the acquisition of Custom Servo Motors represented the majority of the increased selling expenses in 1993.

[graphic]
[caption:
TQM OBJECTIVE PROFILE
PRODUCT QUALITY

Most locations across the MTS organization are working toward ISO 9000 certification. The first to achieve it was our MTS Systems Limited, U.K. sales and service subsidiary, pictured above receiving their ISO 9002 certification plaque in mid-year.

Late in calendar year 1994, after the close of the fiscal year, our Sensors Division in Cary, North Carolina, and our MTS Sensors Technologie subsidiary in Ludenscheid, Germany received certification to ISO 9001. Our Mechanical Testing & Simulation operations in the U.S. passed the audit and were recommended for certification (expected in early 1995). Other divisions are working toward passing their final audits in FY95.

By international consensus, the ISO 9000 standards are a distillation of the best quality practices available. Typically, companies make use of a third-party registrar to audit their quality system and verify that it meets ISO 9000 requirements. Successfully passing such an audit entitles the company to publicize this achievement to its customers. The main benefit to our customers is even higher product quality. To MTS it is lower costs through improved business processes.]

The selling expense ratio expressed as a percent of new orders, was 21% in 1994, 21% in 1993, and 19% in 1992.

General and Administrative (G&A) expenses increased $1,985,000 or 19% in 1994 compared to 1993 due to the Adamel Lhomargy acquisition and adding resources in internal systems/processes elsewhere in the company.

The 17% increase in G&A in 1993 over 1992 was due to restructuring costs of the Machine Controls Division, the new Korean sales office, Custom Servo Motors acquisition, expanded training initiatives, increased variable compensation costs associated with higher earnings and, similar to 1994, investments in personnel and internal systems. In 1992 G&A expenses had increased 9% over 1991.

INCOME
                                 1994         1993        1992
                                      (expressed in thousands)
Income Before Income Taxes   $ 12,629     $ 14,937     $ 6,452
% of Revenues                     6.3%         7.9%        4.0%
Net Income                   $  8,659     $ 10,382     $ 4,915
% of Revenues                     4.3%         5.5%        3.1%
Effective Tax Rate               31.4%        30.5%       23.8%
Return On Beginning
Equity Per Share                  9.0%        11.9%        5.9%
Net Income Per Share         $   1.85     $   2.27     $  1.07

Income before income taxes (pretax income) decreased $2,308,000 or 16% from 1993 as a result of the significant development costs incurred on specific leading-edge technology projects, which affected gross margin, and the $2,065,000 charge to operations for a work-force reduction offset by a non-operating gain of $3,930,000 realized from the sale of our old Berlin, Germany facility. Pretax income in 1993 increased 132% from a pretax income in 1992 that was well below company expectations. Several factors affected 1992: lower-than-planned revenues, a revenue mix with more than normal leading-edge technology projects containing significant development content, under-utilization of plant capacity, planned accelerated internally funded
R&D projects, and charges associated with employee terminations and early retirements.

Net income in all three years benefited from an effective tax rate that was lower than the federal statutory tax rate, primarily from Research and Development tax credits and tax benefit of the Company's Foreign Sales Corporation. See Note 4 of "Notes to Consolidated Financial Statements" for the reconciliation between the federal statutory and effective income tax rates and other related tax information.

IMPACT OF FOREIGN CURRENCIES

Throughout 1994, the dollar weakened against all major foreign currencies, which increased foreign currency denominated revenue by $3,684,000.

In 1993, European currency exchange rates weakened against the dollar while the Japanese yen continued to strengthen. As a result, translated foreign currency revenues were reduced by $2,372,000.

Foreign currency exchange rates were unstable during 1992 but, generally, the direction was a weakening of the dollar. This increased foreign-denominated sales, costs, and expenses by approximately 15%. This had the effect of increasing reported revenues by $6,400,000.

The Company recorded foreign currency transaction gains of $1,058,000, $564,000, and $221,000 for the years 1994, 1993, and 1992, respectively.

The Company's foreign currency risk-management program principally involves entering into forward foreign currency hedge contracts, options, and foreign currency denominated loans. On September 30, 1994, there were open currency hedge contracts with various settlement dates, totaling $3,058,000. These are targeted to limit transaction exposures where equipment and services costs are incurred in U.S. dollars and the customer contracts in a foreign currency.

[graphic]
[caption:
TQM OBJECTIVE PROFILE
PRODUCTIVITY

Employees in our Mechanical Testing & Simulation sector have achieved continuous improvements in inventory utilization for several years. We first installed our current generation of MRP II systems in 1985. Since that time, the material assets required for supporting the business have shown a compounded improvement in usage of 4.90% per year, or a total of 54%. This has resulted in a savings of over $10 million in required inventory. Additionally, the supporting teams in our stores and warehousing functions have achieved superior quality results, as demonstrated by the 100% accuracy of our continuous cycle count test audits. This high quality of information is vital to supporting our manufacturing, planning and control processes.]


LIQUIDITY AND CAPITAL RESOURCES

                               1994          1993         1992
                                   (expressed in thousands)
Working Capital          $   56,845      $ 56,484     $ 50,212
Current Ratio                   1.9           1.8          2.0
Total Interest
Bearing Debt             $   23,851      $ 33,299     $ 19,335
% of Shareholders'
Investment                     23.8%         35.8%        22.7
%Shareholders'
Investment               $  100,046      $ 93,011     $ 84,992
Per Share                $    21.90      $  20.47     $  19.04


Cash and cash-equivalent balances in 1994 decreased to $4,919,000 from the $7,597,000 reported at September 30, 1993. The $2,678,000 difference was essentially used to reduce indebtedness. The 1994 direct measurements of liquidity were comparable to 1993, as the relationship of current assets to current liabilities (current ratio) increased slightly from 1.8 to 1.9. Cash, cash equivalents, and accounts receivable in relation to current liabilities (liquidity ratio) decreased slightly to 1.3 from 1.4.

Expenditures for property, plant, and equipment were $17,401,000 in 1994, $5,073,000 in 1993, and $7,321,000 in 1992. Plant expenditures of $12,039,000 in
1994 were for a new facility to support our Berlin, Germany, operations. Sale of our existing facility, in Berlin, partially offset this investment and resulted in a non-operating gain of $3,930,000. 1992 expenditures for plant construction costs were primarily for the expansion of the Sensors Division plant located in Raleigh, North Carolina. The majority of the plant and equipment expenditures in all years, other than for plant construction and facility purchase, was for required operating equipment and the upgrading of existing facilities. The fiscal 1995 capital expenditure plan includes continued upgrading of the newly acquired Berlin, Germany facility. Other planned expenditures for plant and equipment are not expected to exceed depreciation for the year.

Total interest-bearing debt as a percent of shareholders' investment decreased to 24% by September 30, 1994, reflecting cash flow from earnings and reduction of unbilled contract and retainage receivables. See Consolidated Statement of Cash Flows for specific sources and use of cash.

At the end of fiscal 1994 the Company was in compliance with or had obtained the required waivers to maintain compliance with the terms of its various debt covenants. See Note 3 of "Notes to Consolidated Financial Statements" for additional information on financing.

Shareholders' investment exceeded $100 million as of September 30, 1994, and equalled $21.90 per share. This compared to $20.47 in 1993 and $19.04 in 1992. In addition to increases from undistributed net earnings, shareholders' investment was increased over the three-year period from proceeds totaling $4,822,000 from the exercise of employee stock options and participation in the employee stock purchase plan (275,204 common shares). It was reduced by expenditures for common stock repurchases (162,833 common shares) totaling $3,844,000.

In 1992, the Board of Directors authorized the repurchase of 200,000 common shares in the open market within the guidelines as established by the Securities and Exchange Commission (SEC). By September 30, 1994, 16,155 common shares had been acquired under this authorization. The remaining 183,845 shares may be acquired during 1995. The Board may then authorize additional repurchases.

The Company believes that its 1995 anticipated cash flows from operations, a forecast decrease in unbilled contract and retainage receivables, and its short-term lines of credit will adequately finance ongoing operations, allow for the possible completion of the common-stock repurchase program and other strategic acquisitions.

1994 QUARTERLY STOCK ACTIVITY

                                 Dollar            Shares
                                 Range (1)         Traded (2)

First Quarter                  27-3/4  - 31         569,200
Second Quarter                 29-5/8  - 31-3/4     704,000
Third Quarter                  25-3/4  - 29         332,300
Fourth Quarter                 22-3/4  - 28-1/4     433,800

(1) Source: Wall Street Journal
(2) Source: Barron's

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarter-to-quarter revenues and earnings comparisons will not necessarily accurately reflect changes in operating efficiency or market demand. Addition-ally, if a scheduled delivery date is delayed or accelerated on one or more high-value systems, which are not accounted for under the percentage-of-completion accounting method, revenues and earnings can be significantly affected. This situation is a common challenge that confronts MTS and similar companies that produce high-value custom equipment. The use of the percentage-of-completion method to recognize revenue on large, long-term projects helps to alleviate this situation. (See Note 1 of "Notes to Consoli-dated Financial Statements"). Even though MTS has introduced several standard and semi-custom systems, the leading-edge applications of the Company's technology will continue to be in the fairly high-value systems which are the primary source of "system level" product development. Undertaking state-of-the-art customer projects is equally essential to long-term growth and market share as is company-funded new product development. While accepting such orders does make MTS prone to quarter-to-quarter swings in revenue volume and earnings, management believes these programs have significant long-term benefits for the Company.

Quarterly earnings will also vary based on the use of estimated, effective income tax rates for providing federal, state, and foreign income taxes. See
Note 4 of "Notes to Consolidated Financial Statements" for the reconciliation between the statutory and effective income tax rates.


MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF
FINANCIAL  CONDITION  AND  RESULTS OF  OPERATIONS
CONSOLIDATED  BALANCE  SHEETS
(September 30)

Selected quarterly financial information, for the three fiscal years ended September 30, 1994, is presented below.

                       First      Second       Third      Fourth       Total
                     Quarter     Quarter     Quarter     Quarter        Year

                               (expressed in thousands except per share data)
1994
Revenues             $47,241     $46,357     $48,468     $58,484     $200,550
Gross margin          19,443      17,380      18,902      24,115       79,840
Pretax income          3,526       5,015       1,442       2,646       12,629
Net income           $ 2,361     $ 3,181     $ 1,002     $ 2,115     $  8,659
Income per share     $   .51     $   .68     $   .21     $   .45     $   1.85

1993
Revenues             $40,016     $43,168     $48,824     $57,491     $189,499
Gross margin          16,705      17,871      20,127      24,179       78,882
Pretax income          2,462       3,373       4,361       4,741       14,937
Net income           $ 1,674     $ 2,187     $ 2,864     $ 3,657     $ 10,382
Income per share     $   .37     $   .48     $   .63     $   .79     $   2.27

1992
Revenues             $32,418     $39,876     $38,850     $49,869     $161,013
Gross margin          13,488      15,753      14,352      18,326       61,919
Pretax income          1,122       2,121       1,066       2,143        6,452
Net income           $   796     $ 1,431     $   742     $ 1,946     $  4,915
Income per share     $   .17     $   .31     $   .16     $   .43     $   1.07


[graphic]
[caption:
TQM OBJECTIVE PROFILE
CUSTOMER SATISFACTION

MTS field service capabilities are a source of significant competitive advantage for our Mechanical Testing and Simulation sector. In our latest 1993 worldwide customer satisfaction survey, 91% of those surveyed indicated that they were either satisfied or very satisfied with MTS field service--up from 81% in 1989. In addition, of those surveyed, 88% indicated that they were more satisfied with MTS service than with our competitors'--up from 76% in 1989.

In North America, service support is provided through our HELPLine toll-free service communications system. Call takers connect customers to the help they need--whether it's to schedule a visit by the local service engineer; seek answers to technical questions via the MTS Technical Support Group; order parts or repairs from the MTS Order Services staff; or schedule training in an MTS training or consulting course.

Internationally, MTS provides field service support locally through our worldwide sales and service offices or through our service representatives. The MTS Technical Support Group and Order Services staff in Minneapolis are available to provide support to our worldwide field staff and customers.]

CONSOLIDATED BALANCE SHEETS
(September 30)

ASSETS                                               1994           1993
                                                (expressed in thousands)
CURRENT ASSETS:
Cash and cash equivalents                       $   4,919      $   7,597
Accounts receivable, net of allowance
 for doubtful accounts of $1,439 and $1,461        44,534         41,841
Unbilled contracts and retainage receivable        35,584         47,066
Inventories                                        35,152         25,009
Prepaid expenses                                    3,017          1,932

Total current assets                              123,206        123,445


PROPERTY AND EQUIPMENT:
Land                                                3,703          3,725
Buildings and improvements                         36,452         27,532
Machinery and equipment                            50,803         45,376
Accumulated depreciation                          (43,590)       (39,379)

Total property and equipment, net                  47,368         37,254

OTHER ASSETS                                        5,134          5,017

                                                $ 175,708      $ 165,716

LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
Notes payable to banks                          $  17,007      $  28,602
Current maturities of long-term debt                1,516          2,194
Accounts payable                                   10,969          6,882
Accrued compensation and benefits                  18,058         16,085
Advance billings to customers                       9,660          7,324
Other accrued liabilities                           8,170          5,148
Accrued income taxes                                  981            726

Total current liabilities                          66,361         66,961

DEFERRED INCOME TAXES                               3,973          3,241
LONG-TERM DEBT                                      5,328          2,503


SHAREHOLDERS' INVESTMENT:
Common stock, 25(cent) par;
 16,000,000 shares authorized:
 4,568,374 and 4,543,603 shares
 issued and outstanding                             1,142          1,136
Additional paid-in capital                          2,928          2,677
Retained earnings                                  91,762         85,661
Cumulative translation adjustment                   4,214          3,537

Total shareholders' investment                    100,046         93,011

                                                $ 175,708      $ 165,716

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


CONSOLIDATED STATEMENTS OF INCOME AND SHAREHOLDERS' INVESTMENT
(For the years
Ended September 30)

INCOME                                     1994           1993           1992
                               (expressed in thousands except for share data)
NET SALES                             $ 200,550      $ 189,499      $ 161,013
COST OF SALES                           120,710        110,617         99,094

GROSS PROFIT                             79,840         78,882         61,919

OPERATING EXPENSES:
Selling                                  40,351         37,103         34,660
General and administrative               12,682         10,697          9,170
Research and development                 12,645         13,697          9,999
Interest expense                          2,150          1,722          1,197
Interest income                            (290)          (515)          (493)
Other expense, net                         (327)         1,241            934

TOTAL OPERATING EXPENSES                 67,211         63,945         55,467

INCOME BEFORE INCOME TAXES               12,629         14,937          6,452
PROVISION FOR INCOME TAXES                3,970          4,555          1,537

NET INCOME                            $   8,659      $  10,382      $   4,915

NET INCOME PER SHARE                  $    1.85      $    2.27      $    1.07

AVERAGE COMMON SHARES OUTSTANDING         4,668          4,572          4,595


SHAREHOLDERS' INVESTMENT

                                                      Common Stock     Additional                 Cumulative
                                                 Shares                   Paid-In      Retained  Translation
                                                 Issued       Amount      Capital      Earnings   Adjustment
                                                              (dollars expressed in thousands)
BALANCE, SEPTEMBER 30, 1991                   4,444,019      $ 1,111      $ 1,921      $ 75,194      $ 2,513

Exercise of stock options                        90,645           22        1,455          --           --
Translation adjustment                             --           --           --            --          1,733
Common stock purchased and retired              (71,361)         (18)      (1,703)         --           --
Net income                                         --           --           --           4,915         --
Cash dividends, 48(cent)per share                  --           --           --          (2,151)        --

BALANCE, SEPTEMBER 30, 1992                   4,463,303        1,115        1,673        77,958        4,246

Exercise of stock options                       119,749           30        2,112          --           --
Translation adjustment                             --           --           --            --           (709)
Common stock purchased and retired              (51,433)         (12)      (1,165)         --           --
Acquisition through pooling of interests         11,984            3           57          (531)        --
Net income                                         --           --           --          10,382         --
Cash dividends, 48(cent)per share                  --           --           --          (2,148)        --

BALANCE, SEPTEMBER 30, 1993                   4,543,603        1,136        2,677        85,661        3,537

Exercise of stock options                        64,810           16        1,187          --           --
Translation adjustment                             --           --           --            --            677
Common stock purchased and retired              (40,039)         (10)        (936)         --           --
Net income                                         --           --           --           8,659         --
Cash dividends, 56(cent)per share                  --           --           --          (2,558)        --

BALANCE, SEPTEMBER 30, 1994                   4,568,374      $ 1,142      $ 2,928      $ 91,762      $ 4,214


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(For The Years Ended September 30)

                                                             1994          1993          1992
                                                               (expressed in thousands)
OPERATING ACTIVITIES
Net income                                               $  8,659      $ 10,382      $  4,915
Adjustments to reconcile
 net income to net cash
 from operating activities:
Depreciation and amortization                               6,214         5,648         5,789
Deferred income taxes                                         731            96          (449)
Gain from sale of land and building                        (3,930)         (658)           --
Translation adjustment                                        677          (709)        1,733

Changes in operating
 assets and liabilities:
Accounts receivable,
 unbilled contracts, and retainages                         8,789       (22,591)       (5,647)
Inventories                                               (10,143)       (1,418)         (772)
Prepaid expenses                                           (1,085)         (187)          467
Accrued income taxes                                          255        (3,045)       (1,094)
Advance billings to customers                               2,336          (556)        4,507
Other assets and liabilities, net                           9,084         2,588         3,036

NET CASH PROVIDED BY
 (USED FOR) OPERATING ACTIVITIES                           21,587       (10,450)       12,485


INVESTING ACTIVITIES
Property and equipment additions, net                      (6,901)       (4,576)       (5,900)
Plant purchases and new construction, net                 (11,277)          (92)       (1,421)
Proceeds from sale of land and building                     6,131           750            --
Other assets                                                 (469)          (93)        2,198

NET CASH USED IN INVESTING ACTIVITIES                     (12,516)       (4,011)       (5,123)


FINANCING ACTIVITIES
Net borrowings under notes payable to banks               (11,595)       16,295         3,495
Proceeds from issuance of long-term debt                    4,341            --         2,721
Repayments of long-term debt                               (2,194)       (2,331)       (7,446)
Cash dividends                                             (2,558)       (2,148)       (2,151)
Proceeds from employee stock option
 and stock purchase plans                                   1,203         2,142         1,477
Payments to purchase and
 retire common stock                                         (946)       (1,177)       (1,721)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       (11,749)       12,781        (3,625)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (2,678)       (1,680)        3,737
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              7,597         9,277         5,540

CASH AND CASH EQUIVALENTS AT END OF YEAR                 $  4,919      $  7,597      $  9,277


SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest                                                 $  2,069      $  1,743      $  1,275
Income taxes                                                3,715         7,600         2,631


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION AND TRANSLATION
The consolidated financial statements include the accounts of MTS SYSTEMS CORPORATION (the Company) and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

All balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average currency exchange rates. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses resulting from foreign currency transactions are included in "Other expense, net" in the Consolidated Statements of Income. These transactions resulted in a net exchange gain of $1,058,000 in 1994, $564,000 in 1993, and $221,000 in 1992.

The Company has a foreign currency risk management program which principally involves entering into forward foreign currency hedge contracts, options, and foreign currency denominated loans to address specific exposures related to future foreign currency transactions. On September 30, 1994, there were open hedge and options contracts, with October 31, 1994 settlement dates, totaling $3,058,000.

[graphic]
[caption:
TQM OBJECTIVE PROFILE
PRODUCT QUALITY
Our Sensors Division has made great strides in meeting our TQM Product Quality goal of reducing at a rate of 10% per year the cost of non-conformance to specifications. While significant progress has been made in all areas, one of the most successful endeavors involved reducing material scrap in the production of our displacement transducers.

Through investments made in this core product to better understand our processes and the characteristics of the raw materials, we were able to not only reduce scrap, but produce higher-performing sensors. For the division, this and other improvements allowed us to reduce by 1/3 our cost of nonconformance as a percentage of revenue, and to gain market share.]

REVENUE RECOGNITION
Revenue is recognized upon shipment of equipment when the customer's order can be manufactured, delivered and installed in less than twelve months. Revenue on contracts requiring longer delivery periods (long-term contracts) and other customized orders that permit progress billings is recognized using the percentage-of-completion method based on the cost incurred to date relative to estimated total cost of the contract (cost-to-cost method). The cumulative effects of revisions of estimated total contract costs and impact on revenues are recorded in the period in which the facts become known. When a loss is anticipated on a contract, the amount is provided currently.

LONG-TERM CONTRACTS
The Company enters into long-term contracts for customized equipment sold to its customers. Under terms of certain contracts, revenue recognized using the percentage of completion method may not be invoiced until completion of contractual milestones, upon shipment of the equipment, or upon installation and acceptance by the customer. Unbilled amounts for such contracts appear in the Consolidated Balance Sheets as unbilled contracts and retainage receivable. Amounts unbilled or retained at September 30, 1994 are expected to be invoiced as follows: $31,383,000 in 1995 and $4,201,000 in 1996.

Long-term contracts consider the duration of the manufacturing and collection cycles at the time the contract is bid. Accordingly, Accounts Receivable in the accompanying Consolidated Balance Sheets approximate fair value.

WARRANTY OBLIGATIONS
The Company warrants its products against defects in materials and workmanship under normal use and service, generally for one year. The Company maintains reserves for warranty costs based upon its past experience with warranty claims.

CASH EQUIVALENTS
Cash equivalents represent short-term investments which have an original maturity of 90 days or less. Accordingly, the amounts shown on the accompanying Consolidated Balance Sheets approximate fair value.

ACCOUNTS RECEIVABLE
The Company grants credit to customers, but generally does not require collateral or other security from domestic customers. International receivables, where deemed necessary, are supported by letters of credit from reputable banking institutions.

INVENTORIES
Inventories consist of material, labor and overhead and are stated at the lower of first-in, first-out cost or market. Inventory components as of September 30, were as follows:

                                   1994                   1993
                                      (expressed in thousands)
Customer projects in
 various stages of completion     $  14,336               $  7,394
Components, assemblies and parts     20,816                 17,615
Total                             $  35,152               $ 25,009


PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Additions, replacements and improvements are capitalized at cost, while maintenance and repairs are charged to operations as incurred. Depreciation is provided over the following estimated useful lives of the property:

Building and building improvements: 10 to 40 years.
Machinery and equipment: principally 5 to 10 years.

Most major building and equipment purchases are depreciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes.

OTHER ASSETS
Other assets consist principally of patents and excess cost over net assets acquired, net of accumulated amortization, ($3,304,000 and $3,567,000 in 1994 and 1993, respectively). These assets are being amortized over various periods from 8 to 40 years.

RESEARCH AND DEVELOPMENT
Research and product development costs associated with new products are charged to operations as incurred.

NET INCOME PER SHARE
Net income per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding in each period. Fully diluted and primary net income-per-share amounts are approximately equivalent for the years presented.

ACQUISITION
In October 1992 the Company exchanged 11,984 shares of its common stock for all of the outstanding shares of Custom Servo Motors, Inc. The transaction was accounted for as a pooling of interests.

In April 1994 the Company completed the purchase of 100% of the stock of Adamel Lhomargy, a French manufacturer of material testing systems, for cash and assumption of debt. The transaction was accounted for by the purchase method of accounting.

Financial data for prior periods have not been restated for these acquisitions as both assets and operations were not material to the Company's Consolidated Financial Statements.

[graphic]
[caption:
TQM  OBJECTIVE  PROFILE
PRODUCTIVITY
Several improvements in the Cell 3 production line at our Sensors Division have resulted in significant reductions in the time it takes to assemble and ship liquid level sensors. These include the implementation of a demand-based stocking system and subassembly production line, consolidated purchasing of shipping materials and automation of several production stations. In addition, MTS now shares forecast and stock level information with key material suppliers and has developed purchasing contracts for turnkey subassemblies.

Results include an increase in on-time shipments of 25% and a reduction in order fulfillment lead times from 3.4 weeks in 1993 to 1.4 weeks in 1994.]

2. GEOGRAPHIC SEGMENT INFORMATION:

The Company designs, manufactures, and markets hardware and software products and services which customers use to improve product quality, reduce the duration of product development and increase machine and worker productivity. The Company's markets are varied, but its offerings share common components--measuring and actuation devices and electronic controls with application software.

The Company markets such components as its only offering and, accordingly, has reported the results of operations as a single industry in the Consolidated Statements of Income. A geographic summary of the Company's operations and related year-end asset information for each of the three years in the period ended September 30, 1994 follows:



                                                                                International
                                                           -----------------------------------------------------
                                              United                                                      Elimi-       Consoli-
                                              States        Far East        Europe         Other         nations          dated

                                                                            (expressed in thousands)
OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1994
Net sales                                   $101,747        $ 45,541       $45,099       $ 8,163       $      --      $ 200,550
Transfers between
 geographic areas                                 --          19,343        15,439           871         (35,653)            --

Total                                       $101,747        $ 64,884       $60,538       $ 9,034       $ (35,653)     $ 200,550

Income (loss) before income taxes           $  7,736        $  4,010       $ 1,242       $  (359)      $      --      $  12,629

OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1993
Net sales                                   $ 92,153        $ 46,490       $43,633       $ 7,223       $      --      $ 189,499
Transfers between
 geographic areas                                366          16,914        10,815         1,321         (29,416)            --

Total                                       $ 92,519        $ 63,404       $54,448       $ 8,544       $ (29,416)     $ 189,499

Income (loss) before income taxes           $  9,340        $  5,031       $   956       $  (390)             --      $  14,937


OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1992
Net sales                                   $ 68,931        $ 35,687       $48,864       $ 7,531       $      --      $ 161,013
Transfers between
 geographic areas                                 20           8,694        13,767         1,598         (24,079)            --

Total                                       $ 68,951        $ 44,381       $62,631       $ 9,129       $ (24,079)     $ 161,013

Income (loss) before income taxes           $  4,280        $  2,282       $  (362)      $   252              --      $   6,452

IDENTIFIABLE ASSETS
AT SEPTEMBER 30:
1994                                        $154,954        $ 19,454       $40,825       $   791       $ (40,316)     $ 175,708
1993                                         162,090          24,135        24,661           527         (45,697)       165,716
1992                                         134,132          15,854        31,749           880         (37,965)       144,650



Transfers between geographic areas are made at prices which allow appropriate markup to the manufacturing or selling unit. Income before income taxes includes allocation of research and development, selling, general and administrative, and interest expenses.

3. FINANCING:

Long-term debt as of September 30 follows:

                                                                                                    1994                    1993
                                                                                                        (expressed in thousands)
9.5% Notes, due in annual installments of $494,000 in 1995 and
$1,481,000 in 1996, unsecured                                                                   $  1,975               $   2,353

8.3% Note, due in installments of $288,000 in 1995 and
1996, unsecured                                                                                      576                   1,304

7.55% Note, due in 1996, unsecured                                                                 2,234                      --

4.75% Note, due in installments of $185,000 in 1995 and
1996, unsecured                                                                                      370                      --

3.5% Note, due in installments of $546,000 in 1995, $424,000 in 1996,
$484,000 in 1997, and $230,000 in 1998, unsecured                                                  1,685                      --

10.375% Senior Notes, retired in 1994, unsecured                                                      --                     750

8.5% Industrial Development Revenue Bonds of the
City of Eden Prairie, Minnesota retired in 1994                                                       --                     270

Other                                                                                                  4                      20



TOTAL                                                                                           $  6,844               $   4,697

LESS--CURRENT MATURITIES                                                                          (1,516)                 (2,194)

TOTAL LONG-TERM DEBT                                                                            $  5,328               $   2,503


Aggregate annual maturities of long-term debt for the next five fiscal years are as follows: 1995--$1,516,000; 1996--$4,614,000; 1997--$483,000; 1998--$231,000;
and none thereafter. The carrying value of the Company's long-term debt at September 30, 1994, approximates the fair value at current interest rates offered to the Company for debt of the same remaining maturities.

The Company has credit agreements with two domestic banks totaling $30,000,000. One credit agreement, for $5,000,000, permits the Company to issue domestic and Euro-currency notes. The other credit agreement, for $25,000,000, permits the Company to issue domestic notes, Euro-currency notes, and banker's acceptances. As part of the same credit agreement, and within the $25,000,000 limit, the bank has agreed to issue term loans up to a maximum of $10,000,000 until January 31, 1995. This agreement provides for repayment of these term loans through March 1997. The Company compensates both banks with loan commitment fees on the unused portion of the credit lines. The Company also has four uncommitted lines of credit with banks that total $40,000,000. In addition, the Company has standby letter-of-credit lines totaling $15,000,000. At September 30, 1994, standby letters of credit outstanding totaled $5,487,000.

Under terms of its notes and credit agreements, The Company has agreed, among other matters, that it will (a) maintain defined minimum cash flow or fixed charge coverage; (b) limit additional long-term borrowings; and (c) limit common stock repurchases. As of September 30, 1994, $20,600,000 of retained earnings is available for distribution and $7,345,000 is available for repurchase of common shares under the provisions of the agreements. The Company was in compliance with or had obtained the required waivers to maintain compliance with the terms of its note and credit agreements and its lines of credit at September 30, 1994.

Information on short-term borrowings for the years ended September 30 follows.

                                      1994           1993           1992
                                                 (expressed in thousands)
Average balance outstanding       $ 23,702       $ 21,409       $  5,384
Maximum balance outstanding         30,202         29,446         14,600
Year-end interest rate                5.8%           3.9%           4.2%
Weighted-average interest rate        4.4%           3.9%           4.5%


4. INCOME TAXES:

The provision for income taxes for the years ended September 30 consisted of:

                                      1994       1993        1992
                                         (expressed in thousands)
Currently payable (receivable):
Federal                             $2,249     $2,378     $ 1,419
State                                  411        411         304
Foreign                              1,203      1,604        (290)

Deferred:
Federal                                 95        142          92
State                                   12         20          12

Total provision                     $3,970     $4,555     $ 1,537

A reconciliation from the Federal statutory income tax rate to the Company's effective rate for the years ended September 30 follows:

                                       1994       1993        1992

Statutory rate                          35%        35%         34%
Tax benefit of FSC                      (4)        (4)         (8)
Foreign provision
 in excess of U.S. tax rate              5          3          --
State income taxes,
 net of Federal benefit                  2          2           3
Research and development
 tax credits                            (4)        (4)         (6)
Other, net                              (3)        (2)          1

Effective rate                          31%        30%         24%

Deferred tax assets and liabilities are recorded for the differences between the amounts reported for financial reporting and income tax purposes. Components of the net deferred tax liabilities as of September 30 were as follows:

DEFERRED TAX ASSETS:
                                   1994       1993
                           (expressed in thousands)
Accrued payroll/benefits         $1,547     $1,027
Inventory reserves                1,162        693
Accounts receivable                 113        282
Other assets                        187        216

TOTAL DEFERRED TAX ASSET         $3,009     $2,218

DEFERRED TAX LIABILITIES:
                                   1994       1993
Property, plant, equipment       $4,050     $2,963
Real estate tax accrual             266        430
Other liabilities                    23        178

TOTAL DEFERRED TAX LIABILITY     $4,339     $3,571

NET DEFERRED TAX LIABILITY       $1,333     $1,353

The Company's Foreign Sales Corporation (FSC) has no cumulative earnings. Tax benefits on foreign sales and tax credits arising from foreign taxes paid and expenditures for qualifying research and development are recorded as a reduction of the provision for income taxes in the year the related item occurs.

The Financial Accounting Standards Board has released a statement on Accounting for Income Taxes. The Company has adopted this statement effective October 1, 1993; the effect of such adoption did not have a significant impact on the Company's financial position or results of operations.

5. STOCK OPTIONS:

The Company has made certain stock-based awards to its officers, non-employee directors, and key employees under various stock plans. Awards under these plans can include incentive stock options (qualified), non-qualified options, stock appreciation rights, restricted stock, deferred stock, and other stock-based and non stock-based awards. At September 30, 1994, the Company has awarded, primarily incentive stock options and non-qualified stock options. These were granted at exercise prices that are 100% of the fair-market value at the date of grant. Beginning one year after grant, the options generally can be exercised proportionately each year for periods of three, four, and six years, as defined in the respective plans.

Option holders may exercise options by delivering Company stock already owned, cash, or a combination of stock and cash. The shares tendered in the exchange are cancelled and, therefore, reduce shares issued. During 1994 and 1993, option holders exchanged 20,655 and 31,558 shares, respectively, of the Company's stock in payment of options exercised.

Under the Plans, options for 487,534 shares are outstanding at $13.00 to $31.75 per share, of which options for 285,614 shares were exercisable at September 30, 1994. Another 432,984 options remain available for granting beyond September
30, 1994. During 1994 and 1993, options for 65,927 and 109,564 shares were exercised at prices of $13.00 to $25.38 and $13.00 to $23.50 per share, respectively.

In January, 1992, the Company's shareholders authorized an Employee Stock Purchase Plan (the Purchase Plan), whereby 250,000 shares of the Company's common stock were reserved for sale to employees until April 2002. Participants in the Purchase Plan are granted options to purchase shares at 95% of the market price of the Company's common stock at dates specified in the Purchase Plan. Participants were issued 19,538 shares in 1994. During fiscal 1994, participants subscribed to purchase 17,600 shares for issuance in fiscal 1995.

6. EMPLOYEE BENEFIT PLANS:

The Company's profit sharing plan functions as a retirement program for most U.S. and certain international employees. Employees who have completed 1,000 hours of service during the plan year are eligible to participate. The formula for calculating the Company's contribution is approved annually by the Board of Directors and is based primarily on operating results for the year, before management variable compensation. The plan provides for a minimum contribution of 4% of participant compensation, as defined, up to the social security taxable wage base, and 8% of participant compensation in excess of the taxable wage base, so long as this calculation does not exceed pretax income. The contributions for 1994, 1993, and 1992 were 4.3%, 4.2%, and 4.2% of participant compensation, respectively. The provisions for profit sharing were $2,281,000 in 1994, $2,118,000 in 1993, and $1,945,000 in 1992 and are distributed among the various operating expenses shown in the accompanying Consolidated Statements of Income.

The Company's subsidiary located in Berlin has a noncontributory, unfunded retirement plan for eligible employees. Total pension expense relating to this plan was $455,000 in 1994, $300,000 in 1993, and $270,000 in 1992. As of
September 30, 1994, the most recent actuarial valuation date, the accrued liabilities associated with this plan are included in the Consolidated Balance Sheets and are approximately equal to the actuarial present value of accumulated plan benefits. The assumed rate of return used in determining the actuarial present value of accumulated plan benefits was 8.0%.

7. SUBSEQUENT EVENT

In November, 1994 The Company acquired the stock of Power-Tek, Inc. of Farmington Hills, Michigan (in a transaction that will be treated as an asset purchase) for an initial payment of cash and a future payment based upon performance. Power-Tek manufactures dynamometers and clean-air testing systems for the auto, truck and construction equipment industries. The company will operate as a wholly owned subsidiary and will be known as MTS-PowerTek, Inc.

REPORTS ON CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO MTS SYSTEMS CORPORATION:

We have audited the accompanying consolidated balance sheets of MTS SYSTEMS CORPORATION (a Minnesota corporation) AND SUBSIDIARIES as of September 30, 1994 and 1993, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTS Systems Corporation and Subsidiaries as of September 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1994 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
November 29, 1994


REPORT OF MANAGEMENT

The management of MTS Systems Corporation is responsible for the integrity and objectivity of the financial information presented in this Report. The financial statements have been prepared in accordance with generally accepted accounting principles and include certain amounts based on management's best estimates and judgment.

Management is also responsible for establishing and maintaining the Company's accounting systems and related internal controls, which are designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded, and the policies and procedures are implemented by qualified personnel.

The Audit Committee of the Board of Directors, which is comprised solely of outside directors, meets regularly with management and its independent auditors to review audit activities, internal controls, and other accounting, reporting, and financial matters. This Committee also recommends independent auditors for appointment by the full Board, subject to shareholder ratification.

The financial statements included in this annual report have been audited by Arthur Andersen LLP, independent public accountants. We have been advised that their audits were conducted in accordance with generally accepted auditing standards and included such reviews of internal controls and tests of transactions as they considered necessary in setting the scope of their audits.

Donald M. Sullivan
Chairman and
Chief Executive Officer
/s/ Donald M. Sullivan


Marshall L. Carpenter
Vice President and
Chief Financial Officer
/s/ Marshall L. Carpenter