Form 10-K405, Exhibit 13
period 1995-09-30
MTS SYSTEMS CORP
filed 1995-12-21
CIK 68709

SIX YEAR FINANCIAL SUMMARY
(September 30)
                                                  1995           1994           1993           1992         1991            1990
-----------------------------------------------------------------------------------------------------------------------------------

                                                 (dollars expressed in thousands, except share data and pretax income per employee)

OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------
Net revenue                                 $  234,131        $ 200,550      $189,499      $ 161,013      $157,865     $ 160,159
United States revenue                          125,659          101,747        92,153         68,931        72,538        75,901
International revenue                          108,472           98,803        97,346         92,082        85,327        84,258
Income before income taxes                      14,031           12,629        14,937          6,452        14,350        11,328
Net income                                      10,461            8,659        10,382          4,915        10,080         8,408
Net income per share, fully diluted basis         2.30             1.85          2.27           1.07          2.25          1.82
Research and development costs                  13,733           12,645        13,697          9,999         9,271        11,225
Net interest expense                             2,424            1,860         1,207            704         1,061           824
Depreciation and amortization                    7,217            6,214         5,648          5,789         5,755         5,617
Total payroll                                   76,168           61,619        57,784         55,961        49,596        51,777

FINANCIAL POSITION
-----------------------------------------------------------------------------------------------------------------------------------

Current assets                              $  131,589        $ 123,206      $123,445      $ 100,929      $ 91,240     $  85,043
Current liabilities                             67,014           66,361        66,961         50,717        44,183        35,565
Current ratio                                    2.0:1            1.9:1         1.8:1          2.0:1         2.1:1         2.4:1
Net working capital                             64,575           56,845        56,484         50,212        47,057        49,478
Inventories                                     35,669           35,152        25,009         23,591        22,819        24,656
Property and equipment, net                     48,490           47,368        37,254         38,079        35,995        35,204
Total assets                                   189,500          175,708       165,716        144,650       135,627     $ 126,631
Interest bearing debt                           22,965           23,851        33,299         19,335        20,565        18,806
Shareholders' investment                       106,677          100,046        93,011         84,992        80,739        74,358
Shareholders' investment per share               23.20            21.90         20.47          19.04         18.17         16.48
Free cash flow(1)                                8,845            5,414         9,306          2,653        10,786         7,590

OTHER STATISTICS AND RATIOS
-----------------------------------------------------------------------------------------------------------------------------------

Fully diluted shares outstanding(2)              4,545            4,668         4,572          4,595         4,477         4,629
Number of shareholders(3)                        1,395            1,394         1,400          1,413         1,838         1,850
Number of employees                              1,612            1,557         1,447          1,404         1,372         1,410
Pretax income per employee                  $    8,704        $   8,111      $ 10,323      $   4,595      $ 10,459     $   8,034
Backlog of orders                               98,757           84,591        88,731         99,221        82,404        71,032
New orders                                     245,919          195,260       178,786        178,178       169,237       157,212
Net income as a percent of net revenue            4.5%             4.3%          5.5%           3.1%          6.4%          5.2%
Research and development costs
as a percent of net revenue                       5.9%             6.3%          7.2%           6.2%          5.9%          7.0%
Effective tax rate                                 25%              31%           30%            24%           30%           26%
Interest bearing debt to equity ratio              22%              24%           36%            23%           25%           25%
Return on average net assets(4)                  12.9%            11.6%         16.3%           7.6%         17.4%         14.6%
Return on beginning
shareholders' investment per share               10.5%             9.0%         11.9%           5.9%         13.7%         12.1%
Cash dividends paid per share               $      .56        $     .56      $    .48      $     .48      $    .40     $     .40
-----------------------------------------------------------------------------------------------------------------------------------

1 Net income plus depreciation and amortization minus property and equipment expenditures (exclusive of land acquisition and plant construction) minus cash dividends.

2 Presented on a weighted average basis of common shares assuming conversion of common stock equivalents during each year after retroactive adjustments for issued shares, for stock splits and reduction of shares from treasury stock purchases (in thousands of shares).

3 On December 1, 1995, there were 1,395 common shareholders of record, with another estimated 1,500 shareholders whose stock is held by nominees or broker dealers.

4 (Income before income taxes plus net interest expense) divided by (average quarterly assets minus non-interest bearing liabilities).

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


BACKLOG/NEW ORDERS
                               1995          1994         1993
-------------------------------------------------------------------------------

                                   (expressed in thousands)
New Orders:
North American*          $  137,775     $ 101,498    $  98,019
International               108,144        93,762       80,767
-------------------------------------------------------------------------------

Total                    $  245,919     $ 195,260    $ 178,786
-------------------------------------------------------------------------------

Backlog                  $   98,757     $  84,591    $  88,731
-------------------------------------------------------------------------------


*Includes U.S. and Canada

Record 1995 new orders of $245.9 million were up 26% from the prior year and up 38% from 1993. New orders in 1995 included 67 orders with unit values exceeding $500,000 compared to 30 orders in this category in 1994 and 38 orders in 1993. These orders represented 31%, 26%, and 32% of the new order total for these three years.

  In 1995, the Mechanical Test and Simulation sector (MT&S) new orders of $200.3 million increased 27% from 1994 and were up 33% compared to 1993. The Measurement and Automation sector (M&A) new orders in 1995 of $45.7 million increased 23% over the prior year and were up 61% from 1993.

  North American new orders increased 36% in 1995, 4% in 1994 and 11% in 1993. The M&A sector was strong in all three years. The automotive durability simulation systems niche of the MT&S sector strengthened considerably in 1995 compared to order levels achieved in 1994 and 1993.

  International orders increased 15% in 1995 and 16% in 1994, reversing the 11% decrease experienced in 1993. The 1995 new order increase occurred in Europe and the Far East except for Japan. Most of the 1994 increase occurred in the Far East and as a result of the acquisition of Adamel Lhomargy (France). A majority of the 1993 decline occurred in our automotive durability simulation systems niche in Europe. See Geographic Analysis of new orders for the percentage breakdown by geographic area.

  The backlog of undelivered orders at September 30, 1995, increased 17% from 1994, the result of new orders received in 1995 and more specifically, the record fourth-quarter order rate totaling $70.9 million.

REVENUES
                              1995          1994          1993
-------------------------------------------------------------------------------

                                  (expressed in thousands)
United States           $  125,659      $101,747     $  92,153
International              108,472        98,803        97,346
-------------------------------------------------------------------------------

Total                   $  234,131      $200,550     $ 189,499
-------------------------------------------------------------------------------


Record 1995 revenues of $234.1 million were up 17% from the prior year and up 24% from 1993. For 1995, the Mechanical Test and Simulation sector (MT&S) revenues of $190.5 million increased 16% from 1994 and were up 18% compared to 1993. The Measurement and Automation sector (M&A) revenues in 1995 of $43.7 million increased 18% over the prior year and were up 53% from 1993. For geographic and sector revenues and income information, see Note 2 of "Notes to Consolidated Financial Statements."

  U.S. revenues increased 24% in 1995, 10% in 1994 and 34% in 1993, reflecting strengthening markets for most of the Company's business segments during this three-year period. The M&A sector revenue growth reflected the increased demand from original equipment manufacturers (OEMs) as well as acceptance of new products. The MT&S sector revenue increase in 1995 reflected a stronger automotive market and the addition of Power-Tek.

  International revenues increased 10% in 1995, 2% in 1994, and 6% in 1993. These growth rates are lower than those in the U.S. which reflect the recessionary economies of Europe and Japan during these periods. Our customer base in Europe during 1995 reflected a strengthening market based on new orders received, and in particular our M&A sector shipments to OEM customers.

  A significant portion of the Company's international revenues are contracted for in foreign currencies. In both 1995 and 1994 the value of the dollar weakened, particularly against European currencies, increasing dollar values on foreign currency revenue in those years by $3.9 million and $3.7 million. The value of the dollar strengthened in 1993, reducing dollar values on translated foreign currency revenues by $2.4 million.

  Selective price increases and decreases were implemented in all three years. However, the overall impact of pricing changes did not have a material effect on reported revenue volume.


GEOGRAPHIC ANALYSIS OF NEW ORDERS
                                                          1995        1994          1993         1992         1991        1990
-----------------------------------------------------------------------------------------------------------------------------------
NORTH AMERICA                                              57%          52%          55%          49%          46%          48%
-----------------------------------------------------------------------------------------------------------------------------------
EUROPE/AFRICA/MIDDLE EAST                                  25           21           20           25           35           31
-----------------------------------------------------------------------------------------------------------------------------------
ASIA PACIFIC                                               17           26           23           25           18           18
-----------------------------------------------------------------------------------------------------------------------------------
SOUTH AMERICA/REST OF THE WORLD                             1            1            2            1            1            3
-----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT
                              1995           1994         1993
-------------------------------------------------------------------------------

                                   (expressed in thousands)
Gross Profit              $ 91,638       $ 79,840     $ 78,882
-------------------------------------------------------------------------------

% of Revenues                39.1%          39.8%        41.6%
-------------------------------------------------------------------------------



The gross profit percentage for 1995 declined from 39.8% in 1994 to 39.1% reflecting the effect of foreign currency rate changes on low-margin projects in our Mechanical Testing and Simulation sector. The majority of these projects were shipped during the first half of 1995 at which point our gross profit margin began to show improvement. The fourth quarter gross profit percentage rose to 44.4% due to higher and more profitable revenues, operating efficiencies, and a more favorable business mix.

  The 1994 gross profit percentage declined 1.8 percentage points from 1993, primarily caused by a higher-than-normal content of development costs in some large customer projects resulting in much lower than expected gross profit margins. In 1993, the gross profit percentage had increased 3.1 percentage points from 1992, due to increased revenues and a better economic climate domestically for our higher-margin, short-delivery standard products.

RESEARCH AND DEVELOPMENT
                                  1995        1994        1993
-------------------------------------------------------------------------------
                                      (expressed in thousands)

R & D Expense                 $ 13,733     $12,645    $ 13,697
-------------------------------------------------------------------------------

% of Revenues                      5.9%        6.3%        7.2%
-------------------------------------------------------------------------------

The Company does not do basic research, but does fund product, system and application developments (R&D). The majority of the development expenditures in all three years was for software, control products, new measurement products, servo motors and amplifiers, electromechanical load frames and accessories.

  The product development spending percentages in 1995 and 1994 are representative of what the company normally commits to in its annual planning process. Product development in 1993 included $1.8 million related to a large complex automotive contract which involved significant software and controls development.

  The Company also undertakes "first of their kind" high technology system projects which can contain considerable technical pioneering, the cost of which is reported in cost of sales. The combination of internally funded R&D and system innovation typically approximates 10% of revenues.

SELLING, GENERAL, AND
ADMINISTRATIVE EXPENSES
                                 1995         1994        1993
-------------------------------------------------------------------------------
                                     (expressed in thousands)
Selling/Marketing           $  45,088     $ 40,351    $ 37,103
General &
Administrative                 16,053       12,682      10,697
-------------------------------------------------------------------------------

Total                       $  61,141     $ 53,033    $ 47,800
-------------------------------------------------------------------------------

% of Revenues                   26.1%        26.4%       25.2%
-------------------------------------------------------------------------------


Selling/Marketing and General & Administrative (SG&A) expenses for 1995 as a percentage of revenues were 26.1% down .3% from 1994 but up .9% from 1993. Full year spending for 1995 totaled $61.1 million which represented a $8.1 million (15%) increase over 1994. Acquisitions represented $2.2 million of the expense increase with the majority of the remaining increase being attributable to investments by our Measurement and Automation sector to support its strong growth rate, higher translated European expenses caused by the weak dollar, and inflation.

  All three years were similar in that cost containment and elimination were at the forefront of the planning process as well as aligning resources with markets with the greatest potential. The $5.2 million (11%) increase in SG&A expense in 1994 from 1993 was directly related to the acquisition of Adamel Lhomargy. The 1993 SG&A expense increase of $4.0 million (9%) included the acquisition of Custom Servo Motors, new sales office in Korea, and restructuring costs of our Machine Controls Division which was merged into Custom Servo Motors.

INCOME
                                 1995         1994        1993
-------------------------------------------------------------------------------

                                     (expressed in thousands)
Income Before
Income Taxes                 $ 14,031     $ 12,629    $ 14,937
-------------------------------------------------------------------------------

% of Revenues                    6.0%         6.3%        7.9%
-------------------------------------------------------------------------------

Net Income                   $ 10,461     $  8,659    $ 10,382
-------------------------------------------------------------------------------

% of Revenues                    4.5%         4.3%        5.5%
-------------------------------------------------------------------------------

Effective Tax Rate              25.4%        31.4%       30.5%
-------------------------------------------------------------------------------

Return On Beginning
Equity Per Share                10.5%         9.0%       11.9%
-------------------------------------------------------------------------------

Net Income Per Share         $   2.30     $   1.85    $   2.27
-------------------------------------------------------------------------------

Income before income taxes (pretax income) in 1995 increased $1.4 million (11%) from 1994 as a result of improving margins in our fourth quarter and higher revenues. For 1995, the Mechanical Testing and Simulation sector (MT&S) pretax income of $9.6 million increased 11% from 1994 but was down 30% from 1993. The Measurement and Automation sector (M&A) pretax income in 1995 of $4.5 million increased 11% over the prior year and was up 238% from 1993.

   Pretax income in 1994 decreased $2.3 million (16%) from 1993 as a result of significant development costs incurred on specific leading-edge technology projects affecting gross profit margins, and a $2.1 million charge to operations for a work-force reduction offset by a non-operating gain of $3.9 million realized from the sale of our Berlin, Germany facility. Pretax income in 1993 increased 132% from a pretax income in 1992 that was well below company expectations. Several factors affected 1992: lower-than-planned revenues, a revenue mix with more than normal leading-edge technology projects which also contained significant development content, under-utilization of plant capacity, planned accelerated internally funded R&D projects, and charges associated with employee terminations and early retirements.

  Net income in all three years benefited from an effective tax rate that was lower than the federal statutory tax rate, primarily the result of Research and Development tax credits and the tax benefit of the Company's Foreign Sales Corporation. See Note 4 of "Notes to Consolidated Financial Statements" for the reconciliation between the federal statutory and effective income tax rates and other related tax information.

FOREIGN CURRENCIES EFFECTS

In 1995, the U.S. dollar was generally weaker in relation to European economies, specifically in relationship to the German Deutsche Mark, which increased translated European foreign currency denominated revenues by $3.9 million. Over the year as a whole, there was little change in translated yen denominated revenues. A weaker dollar generally has a positive effect on overseas results because foreign exchange denominated revenues and earnings translate into more U.S. dollars; a stronger dollar has a negative translation effect. However, the cost of overseas operations and products sourced for domestic use, which were not significant, are affected in the opposite direction.

   Throughout 1994, the dollar weakened against all major foreign currencies, which increased translated foreign currency denominated revenues by $3.7 million.

  In 1993, European currency exchange rates weakened against the dollar while the Japanese yen continued to strengthen. As a result, translated foreign currency revenues were reduced by $2.4 million.

  The Company recorded foreign currency transaction gains of $1.4 million, $1.1 million, and $564 thousand, for the years 1995, 1994, and 1993, respectively.

  The Company's foreign currency risk-management program focuses on foreign currencies of countries where the Company operates (German Deutsche Mark, French Franc, English Pound, Swedish Kroner, Italian Lire and Japanese Yen). This involves entering into forward foreign currency hedge contracts, options, and foreign currency denominated loans. On September 30, 1995, there were open currency hedge contracts, primarily denominated in Yen, with various settlement dates, totaling $2.8 million. Gains under these contracts were not material as of September 30, 1995. These contracts are targeted to limit transaction exposures where equipment and services costs are incurred in U.S. dollars and the customer contracts in a foreign currency.

LIQUIDITY AND CAPITAL RESOURCES
                               1995          1994         1993
-------------------------------------------------------------------------------

                                   (expressed in thousands)
Total Interest
Bearing Debt             $   22,965      $ 23,851     $ 33,299
% of Total
Capital                       17.7%         19.3%        26.4%
-------------------------------------------------------------------------------

Shareholders'
Investment               $  106,677      $100,046     $ 93,011
-------------------------------------------------------------------------------

Per Share                $    23.20      $  21.90     $  20.47
-------------------------------------------------------------------------------

FINANCIAL CONDITION

At September 30, 1995, the Company's capital structure comprised $11.5 million of current debt, $11.5 million long-term debt and $106.7 million shareholders' equity. The ratio of total debt to total capital was 17.7%, compared with 19.3% at September 30, 1994.

   Total debt decreased $900 thousand during 1995 to $23.0 million. This resulted from a $7.0 million reduction in short-term debt, offset by a $6.1 million increase in long-term debt. The 1995 increase in long-term debt financed the Company's 1994 purchase of a new facility in Berlin, Germany.

  Shareholders' equity increased $6.7 million in 1995 to $106.7 million. Shareholders' investment per share in 1995 increased to $23.20 from $21.90 in 1994. The increase was primarily due to an increase in retained earnings of $10.5 million from current year net earnings, $900 thousand from employee stock option and purchase plans, $800 thousand increase from acquisitions accounted for under the pooling of interests method, and a $600 thousand increase in the cumulative translation adjustment. These increases were offset by dividends of $2.5 million and $3.6 million of treasury stock repurchases.

CASH FLOWS

Operating activities generated cash of $23.1 million in 1995 and $20.9 million in 1994. In 1993, operating activities consumed $9.7 million of cash. The cash generated in 1995 was largely from earnings, depreciation and amortization, and advanced billings to customers. These funds supported $6.3 million of capital expenditures, $2.5 million of dividend payments, $3.6 million of stock repurchases, and $4.7 million required for the acquisition of Power-Tek, Inc. Cash and cash equivalents increased $3.8 million during 1995.

  Capital expenditures for property, plant and equipment totaled $6.3 million in 1995, compared to $18.2 million in 1994, and $4.7 million in 1993. Capital spending in 1994 included $11.3 million for a new facility to support the Company's Berlin, Germany operations. This amount was net of the sale of the existing facility.

  Capital spending in 1996 is planned to be $6.5 million. The Company anticipates that 1996 capital expenditures will be financed primarily with funds from operations.

DIVIDENDS

At the end of 1995, the Company revised its dividend practice to target a pay out ratio of 33% of the average earnings per share of the last two years. This policy is intended to allow dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. In November, 1995, the Company's Board of Directors increased the quarterly dividend to 16 cents per share from 14 cents per share. Annualized, this dividend pay out equates to 31% of the 1994 and 1995 average earnings per share.

SHARE REPURCHASE PLAN

In 1995, the Company repurchased 158,840 shares of common stock on the open market for $3.6 million, at an average cost of $22.74 per share. The Company repurchased 40,039 shares in 1994 for $900 thousand, and 51,433 shares in 1993 for $1.2 million. The Company's practice for share repurchases is to offset the dilutive impact of shares of common stock issued from the Company's stock option and stock purchase plans, and for other corporate stock based programs. During this three year period, the Company issued 254,579 shares of its common stock from these stock option and stock purchase plans.

   In January, 1995, the Company's Board of Directors authorized the repurchase of 250,000 shares of common stock in the open market within the Securities and Exchange Commission guidelines. At the end of 1995, the Company had authorizations to repurchase up to 284,631 shares of its common stock subject to price and market conditions.

  The Company believes that its 1996 anticipated cash flows from operations, a forecast decrease in unbilled contract and retainage receivables, and its short-term lines of credit will adequately finance ongoing operations, allow for the possible completion of the common-stock repurchase program and strategic acquisitions.

QUARTERLY STOCK ACTIVITY(1)

The Company's common shares trade on The Nasdaq Stock Market's National Market under the symbol MTSC. The following table sets forth the high, low and volume of shares traded (expressed in thousands) for the periods indicated:

                       1995                    1994
-------------------------------------------------------------------------------

                               SHARES                    SHARES
                 HIGH    LOW   TRADED(2)   HIGH     LOW  TRADED(2)
-------------------------------------------------------------------------------

1st Quarter     24 1/4  20 1/2   551       31      27 3/4  569
2nd Quarter     25 3/4  22 1/2   548       31 3/4  29 5/8  704
3rd Quarter     27 3/4  23 1/2   399       29      25 3/4  332
4th Quarter     29      26 3/4   353       28 1/4  22 3/4  434
-------------------------------------------------------------------------------

(1) Source: Wall Street Journal
(2) Source: Barron's

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarter-to-quarter revenue and earnings comparisons do not necessarily reflect changes in the demand for the Company's products or its operating efficiency. Revenues and earnings in any quarter can be significantly affected by delivery delays or acceleration of one or more high value systems, not accounted for using the percentage-of-completion accounting method. The use of the percentage-of-completion revenue recognition method for large long term projects helps alleviate this. (See Note 1 of "Notes to Consolidated Financial Statements"). High value, state-of-the-art custom orders can also contain leading-edge applications of the Company's technology which in some cases have resulted in lower than expected gross profit margins. This "system level" product development is as equally essential to the Company's long term growth as is company funded research and development. Management believes these orders have significant long-term benefits for the Company despite their potential impact on earnings.

  Quarterly earnings will also vary based on the use of estimated, effective income tax rates for providing federal, state, and foreign income taxes. See
Note 4 of "Notes to Consolidated Financial Statements" for the reconciliation between the statutory and effective income tax rates.


Selected quarterly financial information, for the three fiscal years ended September 30, 1995, is presented below.

                                                                First         Second          Third        Fourth          Total
                                                              Quarter        Quarter        Quarter       Quarter           Year
-----------------------------------------------------------------------------------------------------------------------------------

                                                                     (expressed in thousands except per share data)
1995

Revenues                                                      $49,468       $ 58,949       $ 55,709       $70,005      $ 234,131
Gross margin                                                   18,195         21,061         21,327        31,055         91,638
Pretax income                                                   1,652          2,022          1,961         8,396         14,031
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                    $ 1,239       $  1,511       $  1,488       $ 6,223      $  10,461
-----------------------------------------------------------------------------------------------------------------------------------

Income per share                                              $   .27       $    .34       $    .33       $  1.33      $    2.30
-----------------------------------------------------------------------------------------------------------------------------------


1994

Revenues                                                      $47,241       $ 46,357       $ 48,468       $58,484      $ 200,550
Gross margin                                                   19,443         17,380         18,902        24,115         79,840
Pretax income                                                   3,526          5,015          1,442         2,646         12,629
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                    $ 2,361       $  3,181       $  1,002       $ 2,115      $   8,659
-----------------------------------------------------------------------------------------------------------------------------------

Income per share                                              $   .51       $    .68       $    .21       $   .45      $    1.85
-----------------------------------------------------------------------------------------------------------------------------------


1993

Revenues                                                      $40,016       $ 43,168       $ 48,824       $57,491      $ 189,499
Gross margin                                                   16,705         17,871         20,127        24,179         78,882
Pretax income                                                   2,462          3,373          4,361         4,741         14,937
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                    $ 1,674       $  2,187       $  2,864       $ 3,657      $  10,382
-----------------------------------------------------------------------------------------------------------------------------------

Income per share                                              $   .37       $    .48       $    .63       $   .79      $    2.27
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------



CONSOLIDATED BALANCE SHEETS
(September 30)


ASSETS                                                                                              1995                   1994
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                        (expressed in thousands)
CURRENT ASSETS:

Cash and cash equivalents                                                                     $    8,736              $   4,919
Accounts receivable, net of allowance for doubtful accounts of $1,824 and $1,439                  65,106                 44,534
Unbilled contracts and retainage receivable                                                       19,668                 35,584
Inventories                                                                                       35,669                 35,152
Prepaid expenses                                                                                   2,410                  3,017
-----------------------------------------------------------------------------------------------------------------------------------

Total current assets                                                                             131,589                123,206
-----------------------------------------------------------------------------------------------------------------------------------


PROPERTY AND EQUIPMENT:

Land                                                                                               3,461                  3,703
Buildings and improvements                                                                        38,574                 36,452
Machinery and equipment                                                                           55,826                 50,803
Accumulated depreciation                                                                         (49,371)               (43,590)
-----------------------------------------------------------------------------------------------------------------------------------

Total property and equipment, net                                                                 48,490                 47,368
-----------------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS                                                                                       9,421                  5,134
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                              $  189,500              $ 175,708
-----------------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' INVESTMENT
-----------------------------------------------------------------------------------------------------------------------------------


CURRENT LIABILITIES:

Notes payable to banks                                                                        $   10,475              $  17,007
Current maturities of long-term debt                                                               1,043                  1,516
Accounts payable                                                                                  11,768                 10,969
Accrued compensation and benefits                                                                 20,194                 18,058
Advance billings to customers                                                                     14,784                  9,660
Other accrued liabilities                                                                          8,475                  8,170
Accrued income taxes                                                                                 275                    981
-----------------------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                                         67,014                 66,361
-----------------------------------------------------------------------------------------------------------------------------------

DEFERRED INCOME TAXES                                                                              4,362                  3,973
LONG-TERM DEBT                                                                                    11,447                  5,328
-----------------------------------------------------------------------------------------------------------------------------------


SHAREHOLDERS' INVESTMENT:

Common stock, 25 cents par; 16,000,000 shares authorized:
4,598,311 and 4,568,374 shares issued and outstanding                                              1,150                  1,142
Additional paid-in capital                                                                           255                  2,928
Retained earnings                                                                                100,443                 91,762
Cumulative translation adjustment                                                                  4,829                  4,214
-----------------------------------------------------------------------------------------------------------------------------------

Total shareholders' investment                                                                   106,677                100,046
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                              $  189,500              $ 175,708
-----------------------------------------------------------------------------------------------------------------------------------



The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


CONSOLIDATED STATEMENTS OF INCOME
AND SHAREHOLDERS' INVESTMENT
(For the Years Ended September 30)

INCOME                                                                            1995                   1994              1993
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                    (expressed in thousands except for share data)
NET REVENUE                                                                 $  234,131              $ 200,550         $ 189,499
COST OF REVENUE                                                                142,493                120,710           110,617
-----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                                    91,638                 79,840            78,882
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:

Selling                                                                         45,088                 40,351            37,103
General and administrative                                                      16,053                 12,682            10,697
Research and development                                                        13,733                 12,645            13,697
Interest expense                                                                 2,670                  2,150             1,722
Interest income                                                                   (246)                  (290)             (515)
Other expense, net                                                                 309                   (327)            1,241
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                                                        77,607                 67,211            63,945
-----------------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                                      14,031                 12,629            14,937
PROVISION FOR INCOME TAXES                                                       3,570                  3,970             4,555
-----------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                  $   10,461              $   8,659         $  10,382
-----------------------------------------------------------------------------------------------------------------------------------

NET INCOME PER SHARE                                                        $     2.30              $    1.85         $    2.27
-----------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                       4,545                  4,668             4,572
-----------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' INVESTMENT
-----------------------------------------------------------------------------------------------------------------------------------

                                                           Common Stock              Additional                      Cumulative
                                                      Shares                          Paid-In         Retained       Translation
                                                      Issued          Amount          Capital         Earnings        Adjustment
-----------------------------------------------------------------------------------------------------------------------------------

                                                                        (dollars expressed in thousands)
BALANCE, SEPTEMBER 30, 1992                        4,463,303          $1,115         $ 1,673         $ 77,958            $4,246
-----------------------------------------------------------------------------------------------------------------------------------

Exercise of stock options                            119,749              30           2,112               --                --
Translation adjustment                                    --              --              --               --              (709)
Common stock purchased and retired                   (51,433)            (12)         (1,165)              --                --
Acquisition through pooling of interests              11,984               3              57             (531)               --
Net income                                                --              --              --           10,382                --
Cash dividends, 48 cents per share                        --              --              --           (2,148)               --
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, SEPTEMBER 30, 1993                        4,543,603           1,136           2,677           85,661             3,537
-----------------------------------------------------------------------------------------------------------------------------------


Exercise of stock options                             64,810              16           1,187               --                --
Translation adjustment                                    --              --              --               --               677
Common stock purchased and retired                   (40,039)            (10)           (936)              --                --
Net income                                                --              --              --            8,659                --
Cash dividends, 56 cents per share                        --              --              --           (2,558)               --
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, SEPTEMBER 30, 1994                        4,568,374           1,142           2,928           91,762             4,214
-----------------------------------------------------------------------------------------------------------------------------------


Exercise of stock options                             44,277              11             899               --                --
Translation adjustment                                    --              --              --               --               615
Common stock purchased and retired                  (158,840)            (39)         (3,572)              --                --
Acquisitions through pooling of interests            144,500              36              --              743                --
Net income                                                --              --              --           10,461                --
Cash dividends, 56 cents per share                        --              --              --           (2,523)               --
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE, SEPTEMBER 30, 1995                        4,598,311          $1,150         $   255         $100,443            $4,829
-----------------------------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(For the Years Ended September 30)

                                                                                               1995          1994          1993
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   (expressed in thousands)
OPERATING ACTIVITIES
Net income                                                                               $   10,461      $  8,659      $ 10,382
Adjustments to reconcile net income to net cash
from operating activities:
Depreciation and amortization                                                                 7,217         6,214         5,648
Deferred income taxes                                                                           278           731            96
Gain from sale of land and building                                                            (418)       (3,930)         (658)

Changes in operating assets and liabilities:
Accounts receivable, unbilled contracts, and retainages                                      (2,625)        8,789       (22,591)
Inventories                                                                                   1,065       (10,143)       (1,418)
Prepaid expenses                                                                                718        (1,085)         (187)
Accrued income taxes                                                                           (745)          255        (3,045)
Advance billings to customers                                                                 4,629         2,336          (556)
Other assets and liabilities, net                                                             2,494         9,084         2,588
-----------------------------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                                         23,074        20,910        (9,741)
-----------------------------------------------------------------------------------------------------------------------------------


INVESTING ACTIVITIES

Property and equipment additions, net                                                        (6,310)       (6,901)       (4,576)
Plant purchases and new construction, net                                                        --       (11,277)          (92)
Proceeds from sale of land and building                                                         671         6,131           750
Purchase of Power-Tek, Inc.                                                                  (4,687)           --            --
Other assets                                                                                   (405)         (469)          (93)
-----------------------------------------------------------------------------------------------------------------------------------

NET CASH USED IN INVESTING ACTIVITIES                                                       (10,731)      (12,516)       (4,011)
-----------------------------------------------------------------------------------------------------------------------------------


FINANCING ACTIVITIES

Net borrowings under notes payable to banks                                                  (8,134)      (11,595)       16,295
Proceeds from issuance of long-term debt                                                      8,257         4,341            --
Repayments of long-term debt                                                                 (3,185)       (2,194)       (2,331)
Cash dividends                                                                               (2,523)       (2,558)       (2,148)
Proceeds from employee stock option and stock purchase plans                                    910         1,203         2,142
Payments to purchase and retire common stock                                                 (3,611)         (946)       (1,177)
-----------------------------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                          (8,286)      (11,749)       12,781
-----------------------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                        (240)          677          (709)
-----------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                          3,817        (2,678)       (1,680)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                4,919         7,597         9,277
-----------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                 $    8,736      $  4,919      $  7,597
-----------------------------------------------------------------------------------------------------------------------------------


SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

Cash paid during the year for:
Interest                                                                                 $    2,615      $  2,069      $  1,743
Income taxes                                                                                  3,317         3,715         7,600
-----------------------------------------------------------------------------------------------------------------------------------



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

  All balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average exchange rates. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses resulting from foreign currency transactions are included in "Other expense, net" in the Consolidated Statements of Income. These transactions resulted in net exchange gains of $1,401,000 in 1995, $1,058,000 in 1994 and $564,000 in 1993.

  The Company has a foreign currency risk management program which principally involves entering into forward foreign currency hedge contracts, options, and foreign currency denominated loans to address specific exposures related to future foreign currency transactions. On September 30, 1995, there were open hedge and options contracts, with various future settlement dates, totaling $2,748,000. The net unrealized gain on such contracts was $41,000 at September 30, 1995.

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

LONG-TERM CONTRACTS

The Company enters into long-term contracts for customized equipment sold to its customers. Under terms of certain contracts, revenue recognized using the percentage of completion method may not be invoiced until completion of contractual milestones, upon shipment of the equipment, or upon installation and acceptance by the customer. Unbilled amounts for such contracts appear in the Consolidated Balance Sheets as unbilled contracts and retainage receivable. Amounts unbilled or retained at September 30, 1995 are expected to be invoiced during fiscal 1996.

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

INVENTORIES

Inventories consist of material, labor and overhead and are stated at the lower of first-in, first-out cost or market. Inventory components as of September 30, were as follows:

                                   1995                   1994
-------------------------------------------------------------------------------
                                       (expressed in thousands)
Customer projects in
various stages of
completion                    $  13,304               $ 14,336
Components,
assemblies and parts             22,365                 20,816
-------------------------------------------------------------------------------

Total                         $  35,669               $ 35,152
-------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Additions, replacements and improvements are capitalized at cost, while maintenance and repairs are charged to operations as incurred. Depreciation is provided over the following estimated useful lives of the property:

Buildings and improvements: 10 to 40 years.
Machinery and equipment: 5 to 10 years.

  Most major building and equipment purchases are depreciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes.

OTHER ASSETS

Other assets consist principally of patents and excess cost over net assets acquired, net of accumulated amortization of $7,275,000 and $3,304,000 in 1995 and 1994, respectively. These assets are being amortized over various periods from 8 to 40 years.

RESEARCH AND DEVELOPMENT

Research and product development costs associated with new products are charged to operations as incurred.

NET INCOME PER SHARE

Net income per share is computed by dividing net in come by the weighted average number of shares of common stock and common stock equivalents outstanding in each period. Fully diluted and primary net income per share amounts are approximately equivalent for the years presented.


ACQUISITIONS

In April 1994 the Company completed the purchase of 100% of the stock of Adamel Lhomargy, a French manufacturer of material testing systems, for cash and assumption of debt. The transaction was accounted for by the purchase method of accounting.

  In November 1994 the Company acquired the stock of Power-Tek, Inc. of Farmington Hills, Michigan for an initial payment of cash and a contingent payment. The transaction was accounted for by the purchase method of accounting. Power-Tek manufactures dynamometers and clean-air testing systems for the auto, truck and construction equipment industries. The company is a wholly owned subsidiary conducting business as MTS-PowerTek, Inc.

  In May and September 1995 the Company completed transactions to exchange shares of its common stock for all the outstanding shares of Gull Engineering, Inc. and Incon Corporation. Both transactions were accounted for as poolings of interests. The companies manufacture proprietary products used by existing
MTS operating units. MTS was the sole customer of both companies.

  Financial data for prior periods have not been restated for the acquisitions by the pooling of interests as both assets and operations were not material, individually or in total, to the Company's Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2. INDUSTRY SECTOR AND GEOGRAPHIC INFORMATION:

The Company provides customers with hardware and software products and services they can use to improve product quality, stimulate innovation, and increase machine and worker productivity. MTS markets these products and services in two business sectors--Mechanical Testing and Simulation (MT&S) and Measurement and Automation (M&A). MT&S customers use the Company's products and services to determine how their products (materials, vehicles, components or structures) will perform under actual service conditions. M&A customers use the Company's instrumentation products to monitor and automate industrial processes and equipment. Financial information by sector follows:


                                                                                          1995             1994             1993
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               (expressed in thousands)
NET REVENUE
Mechanical Testing & Simulation                                                     $  190,464        $ 163,502       $ 160,198
Measurement & Automation                                                                43,946           37,276          29,667
Transfers within and between sectors                                                      (279)            (228)           (366)
-----------------------------------------------------------------------------------------------------------------------------------

Total                                                                               $  234,131        $ 200,550       $ 189,499
-----------------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES
Mechanical Testing & Simulation                                                     $    9,550        $   8,606       $  13,612
Measurement & Automation                                                                 4,481            4,023           1,325
-----------------------------------------------------------------------------------------------------------------------------------

Total                                                                               $   14,031        $  12,629       $  14,937
-----------------------------------------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
Mechanical Testing & Simulation                                                     $  161,678        $ 152,763       $ 145,378
Measurement & Automation                                                                36,048           29,558          24,755
Eliminations between sectors                                                            (8,226)          (6,613)         (4,417)
-----------------------------------------------------------------------------------------------------------------------------------

Total                                                                               $  189,500        $ 175,708       $ 165,716
-----------------------------------------------------------------------------------------------------------------------------------

OTHER SECTOR DATA
Mechanical Testing & Simulation:
Capital expenditures                                                                $    6,319        $  16,464       $   4,199
Depreciation                                                                             5,456            4,917           4,634
Amortization                                                                               417              108              18
-----------------------------------------------------------------------------------------------------------------------------------

Measurement & Automation:
Capital expenditures                                                                $    1,243        $   1,396       $   1,080
Depreciation                                                                             1,086              945             767
Amortization                                                                               258              244             229
-----------------------------------------------------------------------------------------------------------------------------------


A geographic summary of the Company's operations and related year-end asset information for each of the three years in the period ended September 30, 1995 follows:


                                                                                International
                                                           ------------------------------------------------------------------------
                                              United                                                      Elimi-       Consoli-
                                              States        Far East        Europe         Other         nations          dated
-----------------------------------------------------------------------------------------------------------------------------------

                                                                            (expressed in thousands)
OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1995

Net revenue                                 $125,659        $ 42,032       $54,634       $11,806       $      --      $ 234,131
Transfers between
geographic areas                               1,256          16,620         9,998           585         (28,459)            --
-----------------------------------------------------------------------------------------------------------------------------------

Total                                       $126,915        $ 58,652       $64,632       $12,391       $ (28,459)     $ 234,131
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes           $ 15,046        $   (192)      $(1,955)      $ 1,132       $      --      $  14,031
-----------------------------------------------------------------------------------------------------------------------------------

OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1994

Net revenue                                 $101,747        $ 45,541       $45,099       $ 8,163       $      --      $ 200,550
Transfers between
geographic areas                                  --          19,343        15,439           871         (35,653)            --
-----------------------------------------------------------------------------------------------------------------------------------

Total                                       $101,747        $ 64,884       $60,538       $ 9,034       $ (35,653)     $ 200,550
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes           $  7,736        $  4,010       $ 1,242       $  (359)      $      --      $  12,629
-----------------------------------------------------------------------------------------------------------------------------------

OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1993

Net revenue                                 $ 92,153        $ 46,490       $43,633       $ 7,223       $      --      $ 189,499
Transfers between
geographic areas                                 366          16,914        10,815         1,321         (29,416)            --
-----------------------------------------------------------------------------------------------------------------------------------

Total                                       $ 92,519        $ 63,404       $54,448       $ 8,544       $ (29,416)     $ 189,499
-----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes           $  9,340        $  5,031       $   956       $  (390)      $      --      $  14,937
-----------------------------------------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
AT SEPTEMBER 30:

1995                                        $164,341        $ 12,895       $51,708       $   311       $ (39,755)     $ 189,500

1994                                         154,954        $ 19,454       $40,825       $   791       $ (40,316)     $ 175,708
1993                                         162,090          24,135        24,661           527         (45,697)       165,716
-----------------------------------------------------------------------------------------------------------------------------------



Transfers between geographic areas are made at prices which allow appropriate markup to the manufacturing or selling unit.

Individual countries, other than the United States, do not exceed 10% of consolidated revenues on a recurrent annual basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


3. FINANCING:

Long-term debt as of September 30 follows:

                                                                    1995      1994
-----------------------------------------------------------------------------------

                                                               (expressed in thousands)
7.75% Mortgage, due in October 2015, secured by land and building  $ 8,085   $   --
6.69% Note, unsecured, due in August 1997                            2,408    2,234
9.5% Note, unsecured, due in August 1996                             1,611    1,975
8.3% Note, unsecured, due in September 1996                            313      576
3.5% Note, unsecured, paid during 1995                                  --    1,685
4.75% Note, unsecured, paid during 1995                                 --      370
Other, secured                                                          73        4

-----------------------------------------------------------------------------------
TOTAL                                                              $12,490   $6,844
-----------------------------------------------------------------------------------
LESS CURRENT MATURITIES                                             (1,043)  (1,516)
-----------------------------------------------------------------------------------

TOTAL LONG-TERM DEBT                                               $11,447   $5,328
-----------------------------------------------------------------------------------



Aggregate annual maturities of long-term debt for the next five fiscal years are as follows: 1996--$1,043,000; 1997--$3,461,000; 1998--$436,000; 1999--$228,000;
2000--$244,000 and $7,078,000 thereafter. The carrying value of the Company's long-term debt at September 30, 1995, approximates the fair value at current interest rates offered to the Company for debt of the same remaining maturities.

  The Company has credit agreements with two domestic banks totaling $30,000,000. One credit agreement, for $5,000,000, permits the Company to issue domestic and Euro-currency notes. The other credit agreement, for $25,000,000, permits the Company to issue domestic notes, Euro-currency notes, and banker's acceptances. As part of the same credit agreement, and within the $25,000,000 limit, the bank has agreed to issue term loans up to a maximum of $10,000,000 until September 30, 1996. This agreement provides for repayment of these term loans through September, 1998. The Company compensates both banks with loan commitment fees on the unused portion of the credit lines. The Company also has four uncommitted lines of credit with banks that total $40,000,000. In addition, the Company has standby letter-of-credit lines totaling $15,000,000. At September 30, 1995, standby letters of credit outstanding totaled $8,989,000.

  Under the terms of its credit agreements, the Company has agreed, among other matters, that (a) its defined cash flow or fixed charge coverage will exceed a defined minimum level; (b) its interest bearing debt will not exceed a defined percentage of total capital; (c) its tangible net worth will exceed a defined minimum amount; and (d) repurchases of its common stock will not exceed a maximum amount. At September 30, 1995, tangible net worth exceeded the defined minimum amount by $17,772,000 and the Company had $7,404,000 available for repurchases of its common stock. The Company was in compliance with the terms of its credit agreements and its lines of credit at September 30, 1995.

  Information on short-term borrowings for the years ended September 30 follows.

                                       1995       1994        1993
-------------------------------------------------------------------------------

                                        (expressed in thousands)

Balance outstanding at September 30   $10,475    $17,007    $28,602
Average balance outstanding            22,286     23,702     21,409
Maximum balance outstanding            26,642     30,302     29,446
Year-end interest rate                    7.0%       5.8%       3.9%
Weighted-average interest rate            6.5%       4.4%       3.9%

-------------------------------------------------------------------------------

4. INCOME TAXES:

The provision for income taxes for the years ended September 30 consisted of:

                                    1995      1994      1993
--------------------------------------------------------------------------------
                                    (expressed in thousands)
Currently payable (receivable):
Federal                           $ 3,211    $ 2,249   $ 2,378
State                                 662        411       411
Foreign                              (295)     1,203     1,604

Deferred                               (8)       107       162
--------------------------------------------------------------------------------

Total provision                   $ 3,570    $ 3,970   $ 4,555
--------------------------------------------------------------------------------

A reconciliation from the Federal statutory income tax rate to the Company's effective rate for the years ended September 30 follows:

                                     1995      1994     1993
--------------------------------------------------------------------------------

Statutory rate                         35%        35%       35%
Tax benefit of Foreign
     Sales Corporation                 (7)        (4)       (4)
Foreign provision in
     excess of U.S. tax rate           --          5         3
State income taxes, net of
     Federal benefit                    3          2         2
Research and development
     tax credits                       (7)        (4)       (4)
Other, net                              1         (3)       (2)
--------------------------------------------------------------------------------

Effective rate                         25%        31%       30%
--------------------------------------------------------------------------------


Deferred tax assets and liabilities are recorded for the differences between the amounts reported for financial reporting and income tax purposes. Components of the net deferred tax liabilities as of September 30 were as follows:

DEFERRED TAX ASSETS:
                               1995      1994
-------------------------------------------------------------------------------

                            (expressed in thousands)
Accrued payroll/benefits       $1,444   $1,547
Inventory reserves                860    1,162
Accounts receivable               216      113
Other assets                       21      187
-------------------------------------------------------------------------------

TOTAL DEFERRED TAX ASSET       $2,541   $3,009
-------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES:
                                1995     1994
-------------------------------------------------------------------------------


Property and equipment         $4,362   $4,050
Real estate tax accrual            --      266
Other liabilities                  --       23
-------------------------------------------------------------------------------

TOTAL DEFERRED TAX LIABILITY   $4,362   $4,339
-------------------------------------------------------------------------------

NET DEFERRED TAX LIABILITY     $1,821   $1,330
-------------------------------------------------------------------------------

5. STOCK OPTIONS:

The Company has made certain stock-based awards to its officers, non-employee directors, and key employees under various stock plans. Awards under these plans can include incentive stock options (qualified), non-qualified stock options, stock appreciation rights, restricted stock, deferred stock, and other stock-based and non stock-based awards. At September 30, 1995, the Company had awarded incentive stock options and non-qualified stock options. These were granted at exercise prices that are 100% of the fair-market value at the date of grant. Beginning one year after grant, the options generally can be exercised proportionately each year for periods of three, four, and six years, as defined in the respective plans.

  Option holders may exercise options by delivering Company stock already owned, cash, or a combination of stock and cash. The shares tendered in the exchange are cancelled and, therefore, reduce shares issued. During 1995 and 1994, option holders exchanged 15,273 and 20,655 shares, respectively, of the Company's stock in payment of options exercised.

  Under the Plans, options for 541,821 shares are outstanding at $13.00 to $31.75 per share, of which options for 330,222 shares were exercisable at September 30, 1995. Another 322,881 options remain available for granting beyond September 30, 1995. During 1995 and 1994, options for 44,157 and 65,927 shares were exercised at prices of $13.00 to $26.75 and $13.00 to $25.38 per share, respectively.

  In January, 1992, the Company's shareholders authorized an Employee Stock Purchase Plan (the Purchase Plan), whereby 250,000 shares of the Company's common stock were reserved for sale to employees until April 2002. Participants in the 1995 phase of the Purchase Plan were granted options to purchase shares at 85% of the market price of the Company's common stock, and participants in the 1994 phase of the Purchase Plan were granted options to purchase shares at 95% of the market price of the Company's common stock, all at dates specified in the Purchase Plan. Participants were issued 15,393 shares in 1995, and 19,538 shares in 1994. During fiscal 1995, participants subscribed to purchase 25,000 shares at 85% of market price for issuance in fiscal 1996.

  Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (Statement No. 123), issued in October 1995 and effective for fiscal years beginning after December 15, 1995, encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. It also allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), but requires pro forma disclosures of net income and net income per share as if the fair value based method of accounting had been applied. The Company expects to adopt Statement No. 123 in 1996. While the Company is still evaluating Statement No. 123, it currently expects to elect to continue to measure compensation cost under APB No. 25 and comply with the pro forma disclosure requirements. If the Company makes this election, this statement will have no impact on the Company's results of operations or financial position because the Company's plans are fixed stock option plans which have no intrinsic value at the grant date under APB No. 25.

6. EMPLOYEE BENEFIT PLANS:

The Company's profit sharing plan functions as a retirement program for most U.S. and certain international employees. Employees who have completed 1,000 hours of service during the plan year are eligible to participate. The formula for calculating the Company's contribution is approved annually by the Board of Directors and is based primarily on operating results for the year, before management variable compensation. The plan provides for a minimum contribution of 4% of participant compensation, as defined, up to the social security taxable wage base, and 8% of participant compensation in excess of the taxable wage base, so long as this calculation does not exceed pretax income. The contributions for 1995, 1994, and 1993 were 4.3%, 4.3%, and 4.2% of participant compensation, respectively. The provisions for profit sharing were $2,132,000 in 1995, $2,281,000 in 1994, and $2,118,000 in 1993, and are distributed among the various operating expenses shown in the accompanying Consolidated Statements of Income.

  Two of the Company's international subsidiaries have noncontributory, unfunded retirement plans for eligible employees. These plans provide benefits based on the employee's years of service and compensation during the years immediately preceding retirement, early retirement, termination, disability or death, as defined in the respective plans.

The expenses for these plans consist of the following components:

                                                                                          1995             1994            1993
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (expressed in thousands)

Service cost-benefit earned during the period                                        $     395            $ 214          $  235
Interest cost on projected benefit obligation                                              278              195             192
Net amortization and deferral                                                               40              (16)              7
-----------------------------------------------------------------------------------------------------------------------------------

NET PERIODIC PENSION COST                                                            $     713            $ 393          $  434
-----------------------------------------------------------------------------------------------------------------------------------



The status of the Company's plans and the amounts recognized in the financial statements are:

                                                                                          1995                             1994
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               (expressed in thousands)
ACTUARIAL PRESENT VALUE:

Accumulated benefit obligation:
Vested                                                                               $   3,201                           $1,604
Nonvested                                                                                  778                               63
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                    3,979                            1,667
-----------------------------------------------------------------------------------------------------------------------------------

Projected benefit obligation                                                             4,968                            2,234
Plan assets at fair value                                                                   --                               --
Unrecognized net gain                                                                     (429)                            (784)
Unrecognized net liability being amortized                                                 233                               74
Adjustment required to recognize minimum liability                                          --                               --
-----------------------------------------------------------------------------------------------------------------------------------
ACCRUED PENSION LIABILITY                                                            $   4,772                           $1,524
-----------------------------------------------------------------------------------------------------------------------------------

Major assumptions at year-end are:
Discount rate                                                                         3.5 to 7%                            8.0%
Rate of increase in future compensation levels                                               3%                            4.0%
-----------------------------------------------------------------------------------------------------------------------------------


REPORTS ON CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO MTS SYSTEMS CORPORATION:

We have audited the accompanying consolidated balance sheets of MTS SYSTEMS CORPORATION (a Minnesota corporation) AND SUBSIDIARIES as of September 30, 1995 and 1994, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTS Systems Corporation and Subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

                                ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  November 21, 1995


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