Form 10-K, Exhibit 13
period 1996-09-30
MTS SYSTEMS CORP
filed 1996-12-19
CIK 68709

MTS SYSTEMS CORPORATION
                                        1996 ANNUAL REPORT TO SHAREHOLDERS


                                    [PHOTO]


                                                            ADDING VALUE
                                                                    IN ALL WE DO



OUR VISION

To add significant value to the operations of our customers by providing them with products and services they can use to make their products better, faster, cheaper, and safer.

In a very real sense, the employees of MTS contribute to the advancement of the living standards of the world's people.



CONTENTS

----------------------------------------------------
1996 Highlights                                    1
----------------------------------------------------
Letter To Shareholders                             2
----------------------------------------------------
Snapshot Of MTS                                    4
----------------------------------------------------
Market Niche Update                                6
----------------------------------------------------
Six-year Financial Summary                        16
----------------------------------------------------
Management's Discussion
And Analysis                                      17
----------------------------------------------------
Financial Statements                              22
----------------------------------------------------
Shareholder Survey                                33
----------------------------------------------------
Corporate Information                             33
----------------------------------------------------





[BAR CHART]

Net Revenue                  $ Million

$161     $189     $201    $234    $261
--------------------------------------
  92      93       94      95      96



[BAR CHART]

Net Income                    $ Million


 $4.9    $10.4    $8.7    $10.5   $14.1
---------------------------------------
  92      93       94       95      96



[BAR CHART]

Net Income Per Share          $ Million

 $.54    $1.14    $.92     $1.15  $1.48
---------------------------------------
  92       93      94        95     96



[BAR CHART]

Return on Beginning Equity Per Share

 5.9%    11.9%    9.0%     10.5%  12.8%
---------------------------------------
  92       93      94        95     96



Backlog of Orders             $ Million

 $99      $89     $85      $99     $120
---------------------------------------
  92       93      94       95      96





                                 1996 HIGHLIGHTS

                                        1996          1995         Change
(expressed in thousands except per share data)
-------------------------------------------------------------------------

Net revenue                          $ 261,029     $ 234,131        11.5%
Net income                           $  14,109     $  10,461        34.9%
Net income per share                 $    1.48     $    1.15        28.7%
-------------------------------------------------------------------------
Return on sales                           5.4%          4.5%
Return on beginning
equity per share                         12.8%         10.5%
Return on average net assets             17.2%         12.9%
-------------------------------------------------------------------------
Dividends per share                  $     .32     $     .28        14.3%
Stockholders' equity per share       $   12.30     $   11.60         6.0%
Long-term capitalization ratio            9.5%         10.5%
Weighted average shares
   outstanding (000's)                   9,553         9,090         5.1%
-------------------------------------------------------------------------
New orders                           $ 282,753     $ 245,919        15.0%
Backlog of orders at year end        $ 120,481     $  98,757        22.0%
-------------------------------------------------------------------------

-------------------------------------------------------------------------



                                1996 NEW ORDERS

                               [GRAPHIC OMITTED]

*  North America
*  Europe/Africa/Middle East
*  Asia Pacific
*  Latin America/Rest of World




* Earnings per share grow 28.7% on 11.5% revenue growth; both earnings and revenues are records.

* Company declares a quarterly dividend increase of 14% in November 1995 and a two-for-one stock split on April 1, 1996.

* MTS names three new divisional vice presidents in its Mechanical Testing and Simulation sector: Daniel T. Sparks, Ph.D., for the Materials Testing Division, Steven M. Cohoon for the Vehicle Dynamics Division, and James M. Egerdal for North American Sales.

* Joachim Hellwig is named vice president, Europe, for the company's Industrial Measurement and Automation Sector.

* MTS's Advanced System Division to provide $10.8 million motion system for the National Advanced Driving Simulator, a major research program of the U.S. Department of Transportation.

* MTS receives a $23.3 million order for an earthquake simulator from the Japanese government, the company's largest order ever.

* Electronic products manufacturing moves to a new facility in Chaska, Minnesota, operating on a two-shift basis.

* 32% of the year's revenues come from products or technologies first shipped in 1994-1996 -- an all-time "entrepreneuring and market creation" record.

* In December 1996, MTS's Custom Servo Motors subsidiary acquires a majority interest with an option to purchase the balance of Bregenhorn-Butow & Co. of Freiberg, Germany, a growing supplier of low-power servo motors and drives to European machinery manufacturers.





TO OUR SHAREHOLDERS

December 1996

I am pleased to report fiscal 1996 was a record year for orders, revenue, net income and earnings per share.

    Just as important as the absolute numbers, fiscal 1996 showed the first back-to-back increase in net income and earnings per share in seven years. We think your company has now broken out of the earnings doldrums which our employees and shareholders have endured over those years.

    There are five principal reasons for this breakout. The first four are actions taken and well executed by our employees:

* First, an increasing stream of new products and services coming to market with higher margins

*   Second, effective cost control in administrative areas

*   Third, pay-off from our investments in customer support, worldwide

* Fourth, improved asset utilization and cash generation--sharply reducing the need for borrowing.

The fifth reason, not under our control, is the slow and erratic, yet consistent growth of the world economies in which most of our customers operate.


A BRIEF REVIEW OF THE YEAR

The year proceeded according to plan, with some market niches above plan and some below.

    Our Industrial Measurement and Automation sector, primarily serving manufacturing industries in North America and Europe, saw a slowdown in their demand starting in January. This persisted through out the year. As a result, revenue and profit growth dropped well below the rate of the past several years, but they still grew.

    Conversely, our Mechanical Testing and Simulation sector results were above plan with an accelerating profit rate. This sector's business in Asia Pacific was particularly strong, with new orders up about 70 percent fueled by the $23 million seismic order in Japan (we recognized $4.5 million of revenue from that project in 1996). New orders in the Mechanical Testing and Simulation sector's worldwide ground vehicles (auto/truck) market niche were ahead of plan with exceptional growth coming in our ride and handling simulation testing product line. Our material testing business grew nicely. Our aerospace business was weak, but we think it will now turn up, as discussed elsewhere in this report.

    I mentioned better asset utilization and cash generation. A look at our balance sheet on page 22 will show we virtually eliminated the $10 million of short term debt we had one year ago and built our cash balance by another $10 million. Our debt to total ratio was under 10 percent at the end of the year. We have plenty of borrowing power when the time comes to use it.


THE GROWTH QUESTION

In this year's letter I want to focus on the question I am most frequently asked by investors, present and potential. Simply put, that question is, "Given that MTS presently serves (mostly) mature, slower growth markets, can you get your revenue growth rate up to a level which would sustain above average earnings growth?"

    First, I want to note again that our earnings in 1995 and 1996 were recovering from the quite low levels of the early 90's. Over that two year period our revenue grew 17 percent and 11 percent, respectively. The best starting point for this discussion is this year's revenue of $261 million and EPS of $1.48.

    Returning to the question, surely it's easier to grow fast if your customers are growing fast. But we challenge the implication behind the question that because some of our customers' markets are mature, MTS's business is also mature. Whereas it is true that, on average, our customers' businesses are not growing at Internet driven rates, there is great flux in the business processes and technologies within the customers in most of our market niches. That flux can drive the demand for our products and services at higher growth rates than the customer's output.

    The challenge we face is to find where in the customer's changing business processes or technology base we might add value, and then to provide those high-value products and services at a cost which gives us a high return. When asked where we look, I sum it up by saying, "Wherever the customer wants to make things better, faster, cheaper or safer." Although that's a short answer, it captures the essence of what drives MTS's business.

    As an example, much of our growth historically has come from creating a new demand and not from capturing market share from competition. Our tire testing system business is a case in point. It is growing because our customers can use the systems to obtain information which simply was not available before the advent of our Flat-Trac(TM) tire testing technology. The ability to get this information is driving demand for the systems in what is surely a mature industry.

    A further consideration is that, whereas our customers' markets may be mature in North America, Europe or Japan, they seldom are mature in the developing countries. Our growth in orders this year from customers in the developing countries was, again, well above growth in the developed ones, and there are still developing countries in Latin America and South Asia whose markets are just beginning to warrant our investment.

    Finally, over the last two years we've increased our investment for top-line revenue growth in new product development, selling/marketing and customer support by over 10 percent per year. These areas are definitely not being starved for the sake of short term earnings growth.

    To summarize, our current Business Plan shows revenue growth beyond 1996 at 10 percent per year or more. The Plan includes smaller acquisitions within our two market sectors but does not include major acquisitions nor entry into a new sector. We believe that, short of a major recession in North America or in the worldwide auto/truck industry, that revenue growth can be realized.

    With at least a 10 percent revenue growth, we should be able to continue to improve our after tax profit margins due to a combination of scale economies and the product cost reductions and moderate price increases we've implemented the last two years. Those efforts have resulted in our profit margin rising to 5.4 percent of revenue this year. We think that is still low and intend to get it over 6 percent.

    Putting this revenue growth and margin improvement together should deliver above average earnings growth.

    But certainly MTS has the financial, managerial and technical resources which can be leveraged to build a bigger business faster. We're adding staff to do more new business venturing and to do bigger acquisitions. Some of those could lead us into a new market sector within our broadly defined field of interest of industrial and scientific equipment, software and services. We expect to have more to report on these efforts during the year.


A WORD OF CAUTION

In this letter, and elsewhere throughout this report, we are making forward looking statements which reflect management's current expectations or beliefs. We caution our shareholders and other readers of this report that actual future results could differ materially from those in the forward looking statements depending on many factors, some beyond our control, including factors related to company competitive performance, industry conditions and international economic trends.


STOCK SPLIT AND DIVIDEND INCREASE

The Board of Directors declared a 100 percent stock dividend at its January 1996 meeting effective April 1, 1996. This was the first split since 1987 as the Board reaffirmed our past practice of splitting when the price of the stock holds near $30 per share.

    At its November 1996 meeting, the Board authorized a 25 percent increase in the quarterly cash dividend to 10 cents per share, payable to holders of record on December 9, 1996. This is consistent with our practice of paying out about one-third of the average earnings of the trailing two years. Since 1991, dividends per share have grown 15 percent per year.

    On behalf of our officers, I want to thank MTS's employees for their successful efforts and our shareholders for their commitment.


/s/ Donald M. Sullivan
Donald M. Sullivan
CHAIRMAN, CHIEF EXECUTIVE OFFICER



[PHOTO]

Shown left to right

William G. Beduhn
VICE PRESIDENT

Keith D. Zell
EXECUTIVE VICE PRESIDENT

Donald M. Sullivan
CHAIRMAN, CHIEF EXECUTIVE OFFICER, PRESIDENT

Marshall L. Carpenter
VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

Mauro Togneri
VICE PRESIDENT

J. Howell Owens
VICE PRESIDENT




                                    SNAPSHOT

                           OF MTS SYSTEMS CORPORATION

For more than three decades MTS Systems has provided industrial and scientific laboratories with state-of-the-art mechanical testing and simulation systems, a market in which we are a recognized world leader. More recently, we entered the industrial measurement and auto mation market with products based on innovative technologies in which we also are recognized leaders. Our products and services are used around the world in basic research, product development, manufacturing, and quality control--adding value at each step. This snapshot gives a quick look at each of our market niches.


MECHANICAL TESTING AND SIMULATION

[PHOTO]
Biomaterials And Biomechanics

Our systems are used in the bio materials and biomechanics market to test biological and biocompatible materials, such as bone, collagen, cartilage, skin, polyethylene, and titanium. MTS equipment also enables engineers to test the dura bility of a broad range of medical and dental implants and prostheses. By simulating motions and stresses from physical activities such as chewing, walking, and running, our systems provide valuable information to academic and industrial researchers and product developers, including manufacturers of sports equipment.


[PHOTO]
Ground Vehicles

Our ground vehicle customers include automobile, truck, motorcycle, and off-road vehicle manufacturers and their suppliers. We offer five types of system solutions to these customers: dynamometer systems to test engines and drive trains, durability systems that produce wear and failure data under accelerated service conditions, vehicle and occupant impact simulators for crash and safety testing, performance systems to determine ride and handling characteristics, and noise, vibration, and harshness testing systems to help evaluate ride quality.


[PHOTO]
Civil Engineering

Designing bridges, dams, roads and other infrastructure requires a thorough understanding of the mechanical properties of substructures and diverse materials, including rock, soil, concrete, and other cement-based materials. We provide a comprehensive range of solutions for civil engineering needs, from low-force and high-force geomaterial testing systems to fully integrated structural testing laboratories including large-scale seismic (earthquake) simulation tables.


[PHOTO]
Advanced Systems

Because our systems engineering expertise has applications beyond our established niches, we are continually looking for new application opportunities. Maintaining and exploiting these opportunities is the thrust of our advanced systems effort. Applications can be found in mechanical testing and simulation research, manufacturing, and elsewhere. Examples of recent custom projects include ocean wave simulators, laser-based material processing systems, and major amusement park rides.


[PHOTO]
Aerospace

Using MTS testing equipment, aerospace engineers evaluate the strength of lightweight advanced materials, the durability of landing gear, the structural integrity of wings and other large structures and the performance of propulsion systems and other flight vehicle components. Such testing helps the industry produce aircraft that meet safety certification standards and performance requirements and are more economical to operate.


[PHOTO]
Material And Product Testing

Material and product testing laboratories in diverse industries need to perform tests on many types of materials, including metals, plastics, composites, and textiles, as well as industrial and consumer products. Our full line of testing products helps these customers perform tests required to gain critical information about how materials perform and to develop higher quality products for their specific markets.



INDUSTRIAL MEASUREMENT
AND AUTOMATION

[PHOTO]
Measurement

For precise measurement of produc tion variables, we offer two lines of sensors--both based on our core technology of magnetostriction. Our linear displacement sensors measure physical displacement over lengths up to fifty feet. They are used by manufacturers of injection molding and die casting machines, printing and packaging machines, and many other types of equipment. Our liquid-level sensors and instrumentation are used to sense liquid levels up to one hundred feet. Customers include fluid processing companies, such as refineries and chemical plants, as well as retail gas stations.


[PHOTO]
Automation

Our servo motors, amplifiers, and controllers help manufacturing industries automate their production machinery. Our products are applicable to machine tools, packaging machines, and other production equipment where control of motion is critical to production speed and quality. Using advanced magnetic technology in a unique scalable design, we provide custom servo motor solutions that meet demanding speed, torque, and size requirements. Machine designers use our products to replace complex assemblies of gears, pulleys, cranks, and transmissions to improve production efficiency and reliability.



MARKET
    NICHE UPDATE

Our strategic investments in new product development, worldwide customer support, and leveragable acquisitions over the past several years began to pay off in the form of improved profitability in 1996. Here is a news update from each of our market niches.

[PHOTO]


                       MECHANICAL TESTING AND SIMULATION

Adding value by providing critical information on the mechanical behavior of materials, products, and structures

BIOMECHANICS AND BIOMATERIALS

New material and component test systems continue to expand our biomechanics and biomaterials business. We expect the market for these products to continue to grow well into the twenty-first century as aging populations in developed countries drive demand for prostheses of all types. The market also is being driven by government safety certification requirements for implantable medical devices and prostheses. To meet the demands of this market niche, we provide engineers with the ability to program and run complex tests that simulate precisely the forces applied to joints, bones, and muscles during normal and strenuous activity. The information generated by such tests is invaluable to researchers working to perfect artificial knees, hips, teeth, and other implantable and external prostheses. With the Bionix(R) testing product line, WE OFFER UNIQUE MULTIAXIAL TESTING CAPABILITIES UNMATCHED IN THE INDUSTRY. In 1996 we introduced the Bionix 100/200/400 systems, a line of electromechanical systems designed to perform low-force static tests. Such tests are used to evaluate catheters, sutures, medical stents, and other devices. We also introduced a number of new specialized fixtures that allow our Mini Bionix product line to simulate exact hip, knee, and spinal motions. In addition, our new twelve-station hip simulator provides quality-assurance and research engineers with added capacity at a price comparable to our previous eight-station hip simulator.


By reproducing the motions and loads that affect the hip joint during walking and running, our new twelve-station hip simulator helps researchers evaluate the dura bility of materials and prosthetic designs.
[PHOTO]

[PHOTO]
Demographic trends drive the growth in demand for prosthetics.


GROUND VEHICLES

Our ground vehicle market continues to benefit from solid consumer demand for safer and more pleasing cars and trucks. Tire engineers have responded to this demand by researching areas such as tread wear and rolling resistance to develop longer lasting, safer tires that also improve gas mileage. This type of research has created a record backlog of orders for our new Flat-Trac(R) III tire test system. At the same time, suspension engineers are using more of our kinematics and compliance test systems to improve vehicle ride and handling.

    Our safety testing systems enable manufacturers to respond not only to consumer demands for safety but also to the growing body of government safety regulations in North America, Europe, and Asia Pacific. Our testing and simulation systems and software ENABLE MANUFACTURERS TO CONDUCT TESTS THAT MEET SPECIFIC REGULATORY REQUIREMENTS for crush, intrusion, and impact.

[PHOTO]
Component testing is a growing market for our ground vehicles business.

    By introducing the new FlexTest(TM) II test controllers based on the Windows NT operating system, MTS is laying the groundwork for a totally integrated flow of test methodology and data within manufacturing organizations and with their suppliers. This will make it easier for our customers and their suppliers to share test data, a capability we are leveraging as we market systems to component manufacturers.

[PHOTO]
Our seat and headrest testing systems are used worldwide by automakers to ensure com pliance with safety standards.

    The year's noteworthy orders included a $4.7 million order from the Michelin Tire Company and orders totaling $8.8 million from two Korean automakers. In addition, we ended the year with a significant uptick in activity for our MTS-PowerTek subsidiary, acquired in 1994, which produces dynamometer controls and systems.

[PHOTO]
We ended the year with a record backlog of orders for our new Flat-Trac III system, an advanced tire performance testing system.

    We expect this niche to continue to grow because we believe the auto industry will continue its growth worldwide, particularly in Asia Pacific. We have responded with additional customer support to take advantage of accelerating production of vehicles and components in that region. The off-road and agricultural equipment industries also appear very healthy, and we anticipate renewed growth in orders from these customers in North America, Europe, and Asia Pacific.


[PHOTO]
ADDING VALUE THROUGH APPLICATION SOFTWARE

Software continues to be a key differentiator in delivering value to testing and simulation markets, and we expect our software to fuel growth as customers increasingly look for flexibility and ease of use in their testing solutions.

    Our internal software development efforts focus on applications which include standard packages for specific tests as well as "middleware" with which customers can create their own test programs. Our application products include tests used in materials engineering, such as fatigue and fracture tests; civil engineering, such as static deflection and fracture toughness tests; and automotive engineering, such as suspension deflection and occupant impact tests; along with applications in many other niches. Many of our application software packages include predefined templates for common industry test standards.

    Our easy-to-use, feature-rich software is designed to increase the productivity of our customers' researchers and laboratory operators, enhancing the value they add to their organizations.

    To help integrate our application software into customers' computer networks while reducing our cost of software development and support, we are continuing to move our applications to the Microsoft Windows environment. Customers benefit from the performance, ease of use, and data sharing capabilities that Windows provides. Moving toward a widely accepted environment allows us to better focus our software development resources. At the end of 1996, all of our digital systems ran in either the Windows NT or Windows 95 environments. We also continue to support other operating systems where desired by our customer base.


CIVIL ENGINEERING

When large forces are required to test geological and building materials and components, our civil engineering test systems PROVIDE THE NEEDED POWER AND CONTROL. We see opportunities to grow our civil engineering business as many parts of the world urbanize at an increasing rate. These growing economies demand new infrastructure in the form of roads, bridges, tunnels, and power generation plants. Many developing countries also are committed to establishing their own state-of-the-art civil engineering research centers. Benefiting from this trend, our civil engineering business in FY 1996 included delivery of two multi million-dollar orders to outfit advanced civil engineering laboratories in Asia.

    Late in the year we introduced a new low-cost, multipurpose geomaterials test system, the Model 816. This system provides an economical solution for tests that do not require extremely high compressive forces, and it allows customers to expand their testing capabilities incrementally as their needs change. We expect this new system to gain wide acceptance for advanced construction materials evaluation.

[PHOTO]
Civil engineers use our high-accuracy strain transducers to determine the deformation characteristics of concrete and other building materials.


AEROSPACE

[PHOTO]
The Aero-90 LT controller extends our aerospace controller product line to serve a broader range of customers.

    Our aerospace business has been affected by a sharp downturn in defense spending worldwide and a cyclic downturn in large commercial aircraft development in Europe and North America. In response, we've focused on two initiatives. First, better project management and manufacturing cost reduction have enabled us to improve gross manufacturing profit in the face of decreasing revenue.

    Second, scaling our Aero-90(TM) test control and data acquisition system down to A SMALLER SIZE, WITHOUT REDUCING ITS CAPABILITY, allows us to compete for general aviation and commuter airplane projects at a new price point. In mid 1996 we completed software developments that allow our new Aero-90 LT system to run in the Windows NT environment, and by year end had booked several orders for the system. Both of these initiatives will continue in 1997. Beyond that, we see promising signs that our traditional aerospace business is poised for an upswing. Major development projects are coming on-line in the defense and commercial aircraft and aerospace sectors in North America, Europe, and Asia. These projects include new commercial transport and civilian passenger planes, military fighters, launch vehicles, and the international space station being coordinated by the U.S. National Aeronautics and Space Administration.


[PHOTO]
Our aerospace customers include manufacturers of all types of aircraft, including airplanes, helicopters, and launch vehicles.


ADDING VALUE THROUGH CUSTOMER SUPPORT

[PHOTO]

Beyond providing testing and simulation software and systems, we provide a range of engineering services to help our customers meet their objectives. Our consulting services help customers develop test methodologies for their unique needs. We also will supplement their staff when their capacity is overloaded, such as during the start-up of new labs and during peak workload periods prior to new product releases. In some cases we design and equip entire laboratories for our customers. The worldwide trend toward focusing on core competencies and outsourcing non-core functions means that many companies are looking to outside firms for tech nical expertise. Being able to provide these services provides us with growth oppor tunities across a number of industries.

    Once a customer's MTS equipment is up and running, we continue to provide support through our aftermarket operations, which handles product upgrades, accessories, and additional services, such as maintenance, calibration, and training. Software upgrades provide us with an opportunity to realize return on our R&D investment while enabling our customers to quickly increase the value of their installed systems.

    We consider our competitors' installed base as part of our served market because our aftermarket products and services can provide great value to these users. Serving them through our aftermarket business helps open doors that can lead to new MTS testing and simulation system sales in the future.

    We continue to invest heavily in engineering service and aftermarket support capabilities worldwide. This business now represents more than 15 percent of our mechanical testing and simulation sector and is making an increasing contribution to the bottom line.


ADVANCED SYSTEMS

[PHOTO]
Our first underwater seismic simulation table is installed at Kyoto University in Japan.

Recent advanced-system projects include a multimillion-dollar order for a complete ride system to be installed at a major amusement park, a $5 million order from the U.S. Army's Tank Automotive Command for upgrades to a tank motion simulation system, a $10 million incrementally funded subcontract to provide the motion system for the U.S. Department of Transportation's National Advanced Driving Simulator, and an intelligent material processing system for the forming of titanium near-net shapes. Although projects of this type are engineering intensive and contain considerable cost risk, our staff has CONSISTENTLY BROUGHT PROJECTS TO COMPLETION AT OR UNDER BUDGET WHILE SATISFYING STRINGENT CUSTOMER REQUIREMENTS. This is a profitable and growing niche where we have few competitors once given the opportunity to present our capabilities. Our challenge is to find or create more of those opportunities.


MATERIAL AND PRODUCT TESTING

This niche comprises a broad range of customers with diverse testing requirements. Our advanced testing products provide solutions to fulfill these requirements at universities and government laboratories and for material, component, and finished goods suppliers. We currently are among the top three or four suppliers to this niche, but we are not the market share leader. Our strategy is to develop or acquire best-of-class products and services and market them selectively where we can gain market share. We have been successful in implementing this strategy. In 1996 orders grew over 10 percent in this niche which we believe grew in total less than 5 percent.

[PHOTO]
Many consumer materials and products are tested with MTS equipment to ensure their quality and manufacturability.

    We believe that the electronics industry presents us with growth opportunities within this niche. To meet some of the mechanical testing needs of this industry, we introduced the Tytron(TM) microforce test system, our first system designed specifi cally for very low-force testing and which can accommodate extremely small specimens. In the electronics industry it can be used to address reliability issues arising from the thermal stresses placed on electronic components and assemblies. Although industry standards are not yet in place for the mechanical testing of electronic components, we are working with industry organizations to help formulate such standards.

[PHOTO]
The growth of the electronics industry provides us with opportunities to grow our business with products such as the Tytron micro-force testing system.

    We also continued the integration of recent acquisitions and have begun to realize improved margins from synergies between our electromechanical operations. In 1994 we acquired Adamel-Lhomargy, the premier French manufacturer of electromechanical (static) testing equipment. The acquisition expanded our presence in Europe and provided us with an established line of accessories for use with our existing product line worldwide. TestWorks(R) for Windows, our industry-leading software for static applications, has been adapted for the Adamel product line, enhancing the productivity, flexibility, and ease of use of these systems. This two-way synergy is reducing the overall costs of product development and will provide opportunities to expand the market for this important product line.

    We still have many opportunities to grow our market share in this niche.

[PHOTO]
Our Synergie(TM) testing systems provide a full range of low-force material testing capabilities in a convenient, portable unit.



                      INDUSTRIAL MEASUREMENT AND AUTOMATION

Adding value by providing precise monitoring and control of industrial machines and processes

MEASUREMENT

[PHOTO]
The Level Plus long gauge is easy to install and provides the unique ability to cost-effectively measure three variables--two levels and temperature--with a single gauge.

With manufacturing plants in Cary, North Carolina and Ludenscheid, Germany, and a new joint venture in Yokohama, Japan, our sensors operations serve a worldwide market.

    In late 1996 we completely redesigned the basic elements of our Temposonics(R) linear displacement sensors, the market-share leaders. The new patented design features modular construction for unprecedented precision and improved configurability and ruggedness. The new design is CE certified for worldwide markets. New markets targeted by this innovation include metalforming, auto motive, and mobile hydraulics. The full benefit of our new sensors will begin to appear on our top and bottom lines by mid-1997.

[PHOTO]
Patented and CE-certified Temposonics linear displacement sensors have a modular design that improves their performance and reduces manufacturing costs.

    We currently command a small share of the liquid-level sensor market, but we bring to the market a higher degree of perfor mance and reliability, and we continue to acquire market share from older technologies. In late FY 1996, we were selected as the primary supplier for the U.S. Navy's fuel depot modernization project. Our sensors, chosen for their accurate measurement and ease of installation, were installed on several tanks to provide inventory and custody-transfer data. If successful in this initial project, we will be in a position to supply Level Plus(R) gauges for the entire fuel modernization project at Navy depots throughout the world.


AUTOMATION

Our Custom Servo Motors subsidiary provides high-performance, permanent magnet brushless servo motors, amplifiers, and motion controllers to original equipment manufacturers and end users to improve quality and reduce production costs. Major markets for these products include the packaging, machine tool, and factory automation industries. We expanded our product line in 1996 with several product introductions.

[PHOTO]
Our servo motors, amplifiers, and controllers bring efficient new technologies to the auto mation of industrial processes.

    Our new MaxPlus(TM) 12-inch servo motor delivers up to 90 horsepower of continuous torque. Operating at full torque at low speeds, the new 12-inch motor performs extremely well on very large machines which were usually driven by less efficient hydraulics. This larger motor opens new markets to us through new applications. JM Systems Corporation, for example, uses two 12-inch motors as the prime motors in the largest spring coiling machine ever to use electric motors.

    Our new line of 2- and 3-inch ServoFlex(TM) motors and amplifiers provides a powerful, economical alternative to stepper motors and brush servo motors in light duty applications. The ServoFlex motors yield higher performance than stepper motors and require less maintenance than brush servo motors.

    In 1996 we also announced a powerful new multi-axis controller, the XDC 720, which can control up to 28 independent axis, making it ideal for complex packaging operations. This controller has received CE certification, which allows us to sell the product worldwide.

    Just as this report was going to press, we completed the acquisition of a majority interest in Bregenhorn-Butow, & Co., a German supplier of lower-power motors and amplifiers. The acquired product lines complement our high-performance motors manufactured in New Ulm, Minnesota. Through the combined product line we will be able to rapidly launch our high-performance servo motor products in Europe and distribute the lower-power motor products throughout our established channels in North America.

[PHOTO]
By using 12-inch servo motors from our Custom Servo Motors subsidiary, JM Systems Corporation eliminated less efficient hydraulic pumps and actuators.



SIX YEAR FINANCIAL SUMMARY
(SEPTEMBER 30)

                                                1996             1995          1994           1993          1992           1991
----------------------------------------------------------------------------------------------------------------------------------
                                                   (dollars expressed in thousands, except per share data and number of employees)
OPERATIONS
----------------------------------------------------------------------------------------------------------------------------------
Net revenue                                 $  261,029        $ 234,131      $200,550      $ 189,499      $161,013      $ 157,865
United States revenue                          128,593          125,659       101,747         92,153        68,931         72,538
International revenue                          132,436          108,472        98,803         97,346        92,082         85,327
Gross profit                                   106,104           91,638        79,840         78,882        61,919         69,902
Income before income taxes                      20,006           14,031        12,629         14,937         6,452         14,350
Net income                                      14,109           10,461         8,659         10,382         4,915         10,080
Net income per share, fully diluted basis         1.48             1.15           .92           1.14           .54           1.12
Research and development costs                  17,696           13,733        12,645         13,697         9,999          9,271
Net interest expense                             1,123            2,424         1,860          1,207           704          1,061
Depreciation and amortization                    7,820            7,217         6,214          5,648         5,789          5,755

FINANCIAL POSITION
----------------------------------------------------------------------------------------------------------------------------------

Current assets                              $  130,382        $ 131,589      $123,206      $ 123,445      $100,929      $  91,240
Current liabilities                             60,834           67,014        66,361         66,961        50,717         44,183
Current ratio                                    2.1:1            2.0:1         1.9:1          1.8:1         2.0:1          2.1:1
Net working capital                             69,548           64,575        56,845         56,484        50,212         47,057
Property and equipment, net                     48,090           48,490        47,368         37,254        38,079         35,995
Total assets                                   187,396          189,500       175,708        165,716       144,650        135,627
Interest bearing debt                           11,836           22,965        23,851         33,299        19,335         20,565
Shareholders' investment                       112,814          106,677       100,046         93,011        84,992         80,739
Shareholders' investment per share               12.30            11.60         10.95          10.24          9.52           9.08

OTHER STATISTICS AND RATIOS
----------------------------------------------------------------------------------------------------------------------------------

Fully diluted shares outstanding(1)              9,553            9,090         9,336          9,144         9,190          8,954
Number of shareholders                           1,523(2)         1,395         1,394          1,400         1,413          1,838
Number of employees                              1,725            1,612         1,557          1,447         1,404          1,372
New orders                                  $  282,753        $ 245,919      $195,260      $ 178,786      $178,178      $ 169,237
Backlog of orders                           $  120,481        $  98,757      $ 84,591      $  88,731      $ 99,221      $  82,404
Gross profit percent                             40.6%            39.1%          39.8          41.6%         38.5%          44.3%
Research and development costs
as a percent of net revenue                       6.8%             5.9%          6.3%           7.2%          6.2%           5.9%
Net income as a percent of net revenue            5.4%             4.5%          4.3%           5.5%          3.1%           6.4%
Effective tax rate                                 29%              25%           31%            30%           24%            30%
Interest bearing debt to equity ratio              10%              22%           24%            36%           23%            25%
Return on average net assets(3)                  17.2%            12.9%         11.6%          16.3%          7.6%          17.4%
Return on beginning
shareholders' investment per share               12.8%            10.5%          9.0%          11.9%          5.9%          13.7%
Cash dividends paid per share               $      .32        $     .28      $    .28      $     .24      $    .24      $     .20
----------------------------------------------------------------------------------------------------------------------------------

(1) Presented on a weighted average basis of common shares assuming conversion of common stock equivalents during each year after retroactive adjustments for issued shares, for stock splits and reduction of shares from treasury stock purchases (in thousands of shares).

(2) On November 29, 1996, there were 1,523 common shareholders of record, with another estimated 1,900 shareholders whose stock is held by nominees or broker dealers.

(3) (Income before income taxes plus net interest expense) divided by (average quarterly assets minus non-interest bearing liabilities).



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


BACKLOG/NEW ORDERS
                              1996          1995          1994
--------------------------------------------------------------
                                (expressed in thousands)
New Orders:
North America*          $  139,725     $ 137,775     $ 101,498
International              143,028       108,144        93,762
--------------------------------------------------------------

Total                   $  282,753     $ 245,919     $ 195,260
--------------------------------------------------------------

Backlog                 $  120,481     $  98,757     $  84,591
--------------------------------------------------------------

*Includes U.S. and Canada

Record 1996 new orders of $282.8 million were up 15% from the prior year and represented a 45% increase over 1994. New orders in 1996 included 56 orders with unit values exceeding $500,000 compared to 67 orders in 1995 and 30 orders in 1994 in this category. These orders represented 39%, 31% and 26% of the new order total for these three years.

    In 1996, the Mechanical Test and Simulation sector (MT&S) new orders of $234.6 million increased 17% from 1995 and represented a 48% increase over 1994. The Industrial Measurement and Automation sector (M&A) new orders in 1996 of $48.2 million increased 5% over the prior year and represented a 30% increase over 1994.

    North American new orders increased 1% in 1996, 36% in 1995 and 4% in 1994. The M&A sector was strong in 1995 and 1994 but experienced a soft domestic market for most of 1996. The ground vehicle niche of the MT&S sector strengthened considerably in both 1996 and 1995 compared to order levels achieved in 1994. The small but emerging biomechanics systems niche also experienced strong growth in 1996.

    International orders increased 32% in 1996, 15% in 1995 and 16% in 1994. The 1996 new order increase occurred in all three international areas (see table below), whereas in 1995 the increase came principally from Europe. 1996 Asia Pacific orders content included a $23.3 million earthquake simulator in Japan which represented the largest single order received by the Company. Most of the 1994 increase occurred in Asia Pacific. See Geographic Analysis of New Orders for the percentage breakdown by geographic area.

    The backlog of undelivered orders at September 30, 1996, increased 22% from 1995, the result of record new orders received in 1996.


REVENUES
                             1996           1995          1994
--------------------------------------------------------------
                                 (expressed in thousands)

United States           $ 128,593      $ 125,659     $ 101,747
International             132,436        108,472        98,803
--------------------------------------------------------------

Total                   $ 261,029      $ 234,131     $ 200,550
--------------------------------------------------------------

Record 1996 revenues of $261.0 million were up 11% from the prior year and represented a 30% increase over 1994. For 1996, the Mechanical Test and Simulation sector (MT&S) revenues of $212.8 million increased 12% from 1995 and represented a 30% increase compared to 1994. The Industrial Measurement and Automation sector (M&A) revenues in 1996 of $48.3 million increased 11% over the prior year and represented a 31% increase compared to 1994. For geographic and sector revenues and income information, see Note 2 of "Notes to Consoli dated Financial Statements."

    Revenues in the United States increased over the prior years: 2% in 1996, 24% in 1995 and 10% in 1994, reflecting strengthening markets for most of the Company's business segments during 1995 and 1994 and a softer market in 1996. The M&A sector revenue growth reflected rising demand from our European original equipment manufacturers and a faster delivery response on new orders. The MT&S sector revenue increase in 1996 reflected a continued strong automotive market, strong aftermarket sales for accessories and services, and revenue recognized on a portion of the large Japanese earthquake simulator in the fourth quarter.

    International revenues increased 22% in 1996, 10% in 1995, and 2% in 1994. The 1995 and 1994 growth rates were lower than those in the U.S. which reflected the recessionary economies of Europe and Japan during these periods. International revenues grew at a faster rate in 1996 reflecting a turnaround in these economics in late 1995 which continued in 1996.

    A significant portion of the Company's inter national revenues are contracted for in foreign currencies. In both 1995 and 1994, the value of the dollar weakened, particularly against European currencies, increasing dollar values on foreign currency revenue in those years by $3.9 million and $3.7 million. The value of the dollar began strengthening in 1996, reducing dollar values on translated foreign currency revenues by $5.5 million.

    Selective price increases and decreases were implemented in all three years. However, the overall impact of pricing changes did not have a material effect on reported revenue volume.


GEOGRAPHIC ANALYSIS OF NEW ORDERS

                                           1996        1995          1994         1993         1992        1991
----------------------------------------------------------------------------------------------------------------
North America                               49%          57%          52%          55%          49%          46%
----------------------------------------------------------------------------------------------------------------
Europe/Africa/Middle East                   22           25           21           20           25           35
----------------------------------------------------------------------------------------------------------------
Asia Pacific                                26           17           26           23           25           18
----------------------------------------------------------------------------------------------------------------
Latin America/Rest of the World              3            1            1            2            1            1
----------------------------------------------------------------------------------------------------------------


GROSS PROFIT
                              1996          1995         1994
-------------------------------------------------------------
                                 (expressed in thousands)

Gross Profit             $ 106,104      $ 91,638     $ 79,840
-------------------------------------------------------------

% of Revenues                40.6%         39.1%        39.8%
-------------------------------------------------------------

The gross profit percentage for 1996 increased to 40.6% from 39.1% in 1995, a continuation of the improved gross profit margin which began in fourth quarter of 1995. The lower gross profit percentage in 1995 was caused primarily by the effect of a weak dollar on foreign currency denominated revenues of low-margin projects in our Mechanical Testing and Simulation sector. The majority of these low margin projects were shipped during the first half of 1995 after which point our gross profit margin began to show improvement from revenues with higher margin, operating efficiencies, and a more favorable business mix.

    The 1994 gross profit percentage declined 1.8 percentage points from 1993, principally caused by a higher-than-normal content of development costs in some large custom projects resulting in much lower than expected gross profit margins. Some of these projects also contributed to the 1995 decrease in the gross profit percentage.


RESEARCH AND DEVELOPMENT
                                  1996        1995        1994
--------------------------------------------------------------
                                   (expressed in thousands)

R & D Expense                 $ 17,696    $ 13,733    $ 12,645
--------------------------------------------------------------

% of Revenues                     6.8%        5.9%        6.3%
--------------------------------------------------------------

The Company does not do basic research, but does fund product, system and application developments (R&D) in both the Mechanical Testing and Simulation (MT&S) and Industrial Measurement and Automation (M&A) sectors. The majority of the development expenditures in all three years was for systems, software, control products, new measurement products, servo motors and amplifiers, electromechanical load frames and accessories.

    The product development spending percentages reflected above are representative of the ratio range the Company normally commits to in its annual planning process with the 1996 percentage at the higher end of the range. Accelerated development programs in both the MT&S and M&A sectors and a shift from customer funded development caused the higher 1996 percentage.

    The Company also undertakes "first of their kind" system level development effort as part of custom projects sold to customers. The cost of these efforts is reported as cost of sales. The combination of internally funded R&D and these customer funded system innovations typically approximates 10% of revenues.


SELLING, GENERAL, AND
ADMINISTRATIVE EXPENSES
                                 1996         1995        1994
--------------------------------------------------------------
                                 (expressed in thousands)

Selling/Marketing           $  48,260     $ 45,088    $ 40,351
General &
Administrative                 17,260       16,053      12,682
--------------------------------------------------------------
Total                       $  65,520     $ 61,141    $ 53,033
--------------------------------------------------------------

% of Revenues                   25.1%        26.1%       26.4%
--------------------------------------------------------------


Selling/Marketing and General & Administrative (SG&A) expenses for 1996 as a percentage of revenues were reduced 1.0 percentage point from 1995 and 1.3 percentage points from 1994. Full year spending for 1996 totaled $65.5 million which represented a $4.4 million (7%) increase over 1995 and a $12.5 million (24%) increase over 1994.

    All three years were similar in that cost reduction was at the forefront of the planning process as well as aligning existing resources or making new investments in markets with the greatest potential. Operating expenses of newly acquired companies represented $2.2 million of the expense increase in 1995 with the majority of the remaining increase being attributable to investments by our Industrial Measurement and Automation sector to support its strong growth rate, higher translated European expenses caused by the weak dollar, and inflation. The $4.4 million (7%) increase in SG&A expense in 1996 reflects the results of cost reduction initiatives over the last two years which have resulted in a lower SG&A cost as a percentage of revenues. The $5.2 million (11%) increase in SG&A expense in 1994 from 1993 was principally related to the acquisition of Adamel Lhomargy (France).


INCOME
                                 1996         1995        1994
--------------------------------------------------------------
                 (expressed in thousands except per share data)
Income Before
Income Taxes                 $ 20,006     $ 14,031    $ 12,629
--------------------------------------------------------------

% of Revenues                    7.7%         6.0%        6.3%
--------------------------------------------------------------

Net Income                   $ 14,109     $ 10,461    $  8,659
--------------------------------------------------------------

% of Revenues                    5.4%         4.5%        4.3%
--------------------------------------------------------------

Effective Tax Rate              29.5%        25.4%       31.4%
--------------------------------------------------------------

Return On Beginning
Equity Per Share                12.8%        10.5%        9.0%
--------------------------------------------------------------

Net Income Per Share         $   1.48     $   1.15    $    .92
--------------------------------------------------------------

Income before income taxes (pretax income) in 1996 increased $6.0 million (43%) from 1995 and reflected an improved return on revenue resulting from a 11% increase in revenues, a 1.5% improvement in the gross profit percentage, and a 1.0% decrease in the Selling/Marketing and General & Administrative (SG&A) percentage. For 1996, the Mechanical Testing and Simulation sector (MT&S) pretax income of $15.3 million increased 59% compared to 1995 and was up 78% compared to 1994. The Industrial Measurement and Automation sector (M&A) pretax income in 1996 of $4.7 million increased 5% over the prior year and was up 18% from 1994.

    Pretax income in 1995 increased $1.4 million (11%) from 1994 principally from higher revenues and improved gross profit margins in the fourth quarter.

    Pretax income in 1994 decreased $2.3 million (16%) from 1993 as a result of significant development costs incurred on specific leading-edge technology projects affecting gross profit margins, and a $2.1 million charge to operations for a work-force reduction offset by a non-operating gain of $3.9 million realized from the sale of our Berlin, Germany facility.

    Net income in all three years benefited from an effective tax rate that was lower than the federal statutory tax rate, primarily the result of the tax benefit of the Company's Foreign Sales Corporation and the Research and Development (R&D) tax credits. The 1996 effective tax rate increased over 1995 as a result of having the reinstated R&D tax credit available only for the fourth quarter of 1996. See Note 4 of "Notes to Consolidated Financial Statements" for the reconcilia tion between the federal statutory and effective income tax rates and other related tax information.


FOREIGN CURRENCIES EFFECTS

In 1996 the U.S. dollar strengthened in relation to the European and Japan currencies which decreased translated foreign currency denominated revenues by $5.5 million. A weaker dollar generally has a positive effect on overseas results because foreign exchange denominated revenues and earnings translate into more U.S. dollars; a stronger dollar has a negative translation effect. However, the cost of overseas operations and products sourced for domestic use, which were not significant, are affected in the opposite direction.

    In 1995, the U.S. dollar was generally weaker in relation to European economies, specifically in relationship to the German Deutschemark, which increased translated European foreign currency denominated revenues by $3.9 million. Over the year as a whole, there was little change in translated yen denominated revenues.

    Throughout 1994, the dollar weakened against all major foreign currencies, which increased translated foreign currency denominated revenues by $3.7 million.

    The Company recorded foreign currency transaction gains of $104 thousand, $1.4 million and $1.1 million, for the years 1996, 1995, and 1994, respectively.

    The Company's foreign currency risk-management program focuses on foreign currencies of countries where the Company operates (German Deutschemark, French Franc, English Pound, Swedish Kroner, Italian Lire and Japanese Yen). This involves entering into forward foreign currency hedge contracts, options, and foreign currency denominated loans. On September 30, 1996, there were open currency hedge contracts, primarily denominated in Yen and Deutschemark, with various settlement dates, totaling $28.4 million. Unrealized gains under these contracts were $1.7 million as of September 30, 1996. These contracts are targeted to limit transaction exposures where equipment and services costs are incurred in U.S. dollars and the customer contracts are in a foreign currency.


LIQUIDITY AND CAPITAL RESOURCES
                               1996         1995          1994
---------------------------------------------------------------
                 (expressed in thousands except per share data)
Total Interest
Bearing Debt             $  11,836      $  22,965     $  23,851
% of Total
Capital                       9.5%          17.7%         19.3%
---------------------------------------------------------------

Shareholders'
Investment               $ 112,814      $ 106,677     $ 100,046
---------------------------------------------------------------

Per Share                $   12.30      $   11.60     $   10.95
---------------------------------------------------------------


FINANCIAL CONDITION

At September 30, 1996, the Company's capital structure was comprised of $3.1 million of current debt, $8.7 million long-term debt and $112.8 million shareholders' equity. The ratio of total debt to total capital was 9.5%, compared with 17.7% at September 30, 1995.

    Total debt decreased $11.1 million during 1996 to $11.8 million. This resulted from a $10.4 million reduction in notes payable to banks and a $2.7 million reduction in long-term debt offset by a $2.0 million increase in current maturities of long-term debt.

    Shareholders' equity increased $6.1 million in 1996 to $112.8 million. Shareholders' investment per share in 1996 increased to $12.30 from $11.60 in 1995. The increase was primarily due to an increase in retained earnings of $14.1 million from current year net earnings and $3.7 million from employee stock option and purchase plans. These increases were offset by dividends of $3.0 million, $7.9 million of treasury stock repurchases, and a $800 thousand reduction in the cumulative translation adjustment.


CASH FLOWS

Operating activities generated cash of $36.1 million in 1996, $23.1 million in 1995 and $20.9 million in 1994. The cash generated in 1996 was largely from earnings, depreciation and amortization, and a reduction in accounts receivable. These funds supported $7.4 million of capital expenditures, $3.0 million of dividend payments, $7.9 million of stock repurchases, and a repayment of $10.4 of notes payable to banks. Cash and cash equivalents increased $10.5 million during 1996.

    Capital expenditures for property, plant and equipment totaled $7.4 million in 1996, compared to $6.3 million in 1995, and $18.2 million in 1994. Capital spending in 1994 included $11.3 million for a new facility for the Company's Berlin, Germany operations. This amount was net of the sale of the existing facility.

    Capital spending in 1997 is planned to be about $8 million. The Company anticipates that 1997 capital expenditures will be financed primarily with cash balance and funds from operations.


DIVIDENDS

The Company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The Company's dividend payout ratio target is 33% of the average earnings per share of the last two years. In November, 1996, the Company's Board of Directors increased the quarterly dividend to 10 cents per share from 8 cents per share. Annualized, this dividend pay out equates to 31% of the 1996 and 1995 average earnings per share.


SHARE REPURCHASE PLAN

In 1996, the Company repurchased 415,307 shares of common stock on the open market for $7.9 million, at an average cost of $19.00 per share. The Company repurchased 317,680 shares in 1995 for $3.6 million, and 80,078 shares in 1994 for $900 thousand. The Company's practice for share repurchases is to offset the dilutive impact of shares of common stock issued from the Company's stock option and stock purchase plans, and for other corporate stock based programs. During this three year period, the Company issued 773,904 shares of its common stock from these stock option and stock purchase plans.

    In January, 1995, the Company's Board of Directors authorized the repurchase of 500,000 shares of common stock in the open market within the Securities and Exchange Commission guidelines. At the end of 1996, 153,955 shares remained available to be repurchased under this authorization. In November, 1996, the Company's Board of Directors authorized the repurchase of an additional 500,000 shares of common stock in the open market within the Securities and Exchange Commission guidelines.

    The above share amounts have been adjusted for the Company's two-for-one stock split in the form of a 100% stock dividend effective April 1, 1996.

    The Company believes that its 1997 anticipated cash flows from operations, a forecast decrease in unbilled contract and retainage receivables, and its lines of credit will adequately finance ongoing operations, allow for further common-stock repurchase programs and strategic acquisitions.


QUARTERLY STOCK ACTIVITY(1)

The Company's common shares trade on The Nasdaq Stock Market's National Market under the symbol MTSC. The following table sets forth the high, low and volume of shares traded (expressed in thousands) for the periods indicated:

                       1996                    1995
-----------------------------------------------------------------

                              Shares                   Shares
                 High   Low   Traded      High   Low   Traded
-----------------------------------------------------------------

1st Quarter      17 3/4  13 7/8   2796      12 3/8  10 1/8   1117
2nd Quarter      19 3/8  14       2635      12 7/8  11       1309
3rd Quarter      22 1/2  17 1/2   1471      13 7/8  11 3/4    806
4th Quarter      21 1/2  18 1/2   1937      14 5/8  13 3/8    769
-----------------------------------------------------------------

(1) Source: The Nasdaq Stock Market

The above prices and share volumes have been adjusted for the Company's two-for-one stock split in the form of a 100% stock dividend, effective April 1, 1996


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarter-to-quarter revenue and earnings comparisons do not necessarily reflect changes in the demand for the Company's products or its operating efficiency. Revenues and earnings in any quarter can be significantly affected by delivery delays or acceleration of one or more high-value systems, not accounted for using the percentage-of-completion accounting method. The use of the percentage-of-completion revenue recognition method for large long term projects helps alleviate those fluctuations. (See Note 1 of "Notes to Consolidated Financial Statements"). High value, state-of-the-art custom orders can also contain leading-edge applications of the Company's technology which in some cases have resulted in lower than expected gross profit margins. This "system level" product development is as equally essential to the Company's long term growth as is Company funded research and development. Manage ment believes these orders have significant long-term benefits for the Company despite their potential impact on earnings.

    Quarterly earnings will also vary based on the use of estimated, effective income tax rates for providing federal, state, and foreign income taxes. See
Note 4 of "Notes to Consolidated Financial Statements" for the reconciliation between the statutory and effective income tax rates.

Selected quarterly financial information, for the three fiscal years ended September 30, 1996, is presented below.

                                    First         Second          Third         Fourth          Total
                                  Quarter        Quarter        Quarter        Quarter           Year
-----------------------------------------------------------------------------------------------------
                                            (expressed in thousands except per share data)
1996
Revenues                         $ 56,135       $ 67,082       $ 60,630       $ 77,182      $ 261,029
Gross margin                       23,867         28,066         24,374         29,797        106,104
Pretax income                       3,570          5,363          4,286          6,787         20,006
-----------------------------------------------------------------------------------------------------

Net income                       $  2,430       $  3,632       $  2,914       $  5,133      $  14,109
-----------------------------------------------------------------------------------------------------

Income per share                 $    .26       $    .38       $    .30       $    .54      $    1.48
-----------------------------------------------------------------------------------------------------


1995
Revenues                         $ 49,468       $ 58,949       $ 55,709       $ 70,005      $ 234,131
Gross margin                       18,195         21,061         21,327         31,055         91,638
Pretax income                       1,652          2,022          1,961          8,396         14,031
-----------------------------------------------------------------------------------------------------

Net income                       $  1,239       $  1,511       $  1,488       $  6,223      $  10,461
-----------------------------------------------------------------------------------------------------

Income per share                 $    .14       $    .17       $    .17       $    .67      $    1.15
-----------------------------------------------------------------------------------------------------


1994
Revenues                         $ 47,241       $ 46,357       $ 48,468       $ 58,484      $ 200,550
Gross margin                       19,443         17,380         18,902         24,115         79,840
Pretax income                       3,526          5,015          1,442          2,646         12,629
-----------------------------------------------------------------------------------------------------

Net income                       $  2,361       $  3,181       $  1,002       $  2,115      $   8,659
-----------------------------------------------------------------------------------------------------

Income per share                 $    .26       $    .34       $    .10       $    .22      $     .92
-----------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS
(SEPTEMBER 30)

ASSETS                                                                                   1996                   1995
--------------------------------------------------------------------------------------------------------------------
                                                                                          (expressed in thousands)
Current Assets:
Cash and cash equivalents                                                           $  19,231               $   8,736
Accounts receivable, net of allowance for doubtful accounts of $1,742 and $1,824       53,717                  65,106
Unbilled contracts and retainage receivable                                            16,418                  19,668
Inventories                                                                            36,276                  35,669
Prepaid expenses                                                                        4,740                   2,410
---------------------------------------------------------------------------------------------------------------------

Total current assets                                                                  130,382                 131,589
---------------------------------------------------------------------------------------------------------------------

Property and Equipment:
Land                                                                                    3,459                   3,461
Buildings and improvements                                                             38,644                  38,574
Machinery and equipment                                                                59,060                  55,826
Accumulated depreciation                                                              (53,073)                (49,371)
---------------------------------------------------------------------------------------------------------------------

Total property and equipment, net                                                      48,090                  48,490
---------------------------------------------------------------------------------------------------------------------

Other Assets                                                                            8,924                   9,421
---------------------------------------------------------------------------------------------------------------------

                                                                                    $ 187,396               $ 189,500
---------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' INVESTMENT
---------------------------------------------------------------------------------------------------------------------

Current Liabilities:
Notes payable to banks                                                              $      56               $  10,475
Current maturities of long-term debt                                                    3,030                   1,043
Accounts payable                                                                       11,604                  11,768
Accrued compensation and benefits                                                      23,664                  20,194
Advance billings to customers                                                          13,807                  14,784
Other accrued liabilities                                                               8,673                   8,750
---------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                              60,834                  67,014
---------------------------------------------------------------------------------------------------------------------

Deferred Income Taxes                                                                   4,998                   4,362
Long-term Debt                                                                          8,750                  11,447
---------------------------------------------------------------------------------------------------------------------

Shareholders' Investment:
Common stock, 25 (cents) par; 32,000,000 shares authorized:
9,173,518 and 4,598,311 shares issued and outstanding                                   2,293                   1,150
Additional paid-in capital                                                                 --                     255
Retained earnings                                                                     106,485                 100,443
Cumulative translation adjustment                                                       4,036                   4,829
---------------------------------------------------------------------------------------------------------------------

Total shareholders' investment                                                        112,814                 106,677
---------------------------------------------------------------------------------------------------------------------

                                                                                    $ 187,396               $ 189,500
---------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.



CONSOLIDATED STATEMENTS OF INCOME
AND SHAREHOLDERS' INVESTMENT
(FOR THE YEARS ENDED SEPTEMBER 30)

INCOME                                                          1996                   1995              1994
--------------------------------------------------------------------------------------------------------------
                                                             (expressed in thousands except for share data)
Net Revenue                                                $ 261,029              $ 234,131          $ 200,550
Cost of Revenue                                              154,925                142,493            120,710
--------------------------------------------------------------------------------------------------------------

Gross Profit                                                 106,104                 91,638             79,840
--------------------------------------------------------------------------------------------------------------

Operating Expenses:
Selling                                                       48,260                 45,088             40,351
General and administrative                                    17,260                 16,053             12,682
Research and development                                      17,696                 13,733             12,645
Interest expense                                               1,524                  2,670              2,150
Interest income                                                 (401)                  (246)              (290)
Other expense (income), net                                    1,759                    309               (327)
--------------------------------------------------------------------------------------------------------------

Total Operating Expenses                                      86,098                 77,607             67,211
--------------------------------------------------------------------------------------------------------------

Income Before Income Taxes                                    20,006                 14,031             12,629
Provision for Income Taxes                                     5,897                  3,570              3,970
--------------------------------------------------------------------------------------------------------------

Net Income                                                 $  14,109              $  10,461          $   8,659
--------------------------------------------------------------------------------------------------------------

Net Income Per Share                                       $    1.48              $    1.15          $     .92
--------------------------------------------------------------------------------------------------------------

Weighted Average Common Shares Outstanding                     9,553                  9,090              9,336
--------------------------------------------------------------------------------------------------------------


SHAREHOLDERS' INVESTMENT
--------------------------------------------------------------------------------------------------------------------------------
                                                        Common Stock
                                                   -------------------------       Additional                         Cumulative
                                                      Shares                          Paid-In         Retained       Translation
                                                      Issued          Amount          Capital         Earnings        Adjustment
--------------------------------------------------------------------------------------------------------------------------------
                                                                          (dollars expressed in thousands)
Balance, September 30, 1993                        4,543,603          $1,136         $ 2,677         $ 85,661            $3,537
-------------------------------------------------------------------------------------------------------------------------------

Exercise of stock options                             64,810              16           1,187               --                --
Translation adjustment                                    --              --              --               --               677
Common stock purchased and retired                   (40,039)            (10)           (936)              --                --
Net income                                                --              --              --            8,659                --
Cash dividends, 28 (cents) per share                      --              --              --           (2,558)               --
-------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1994                        4,568,374           1,142           2,928           91,762             4,214
-------------------------------------------------------------------------------------------------------------------------------

Exercise of stock options                             44,277              11             899               --                --
Translation adjustment                                    --              --              --               --               615
Common stock purchased and retired                  (158,840)            (39)         (3,572)              --                --
Acquisitions through pooling of interests            144,500              36              --              743                --
Net income                                                --              --              --           10,461                --
Cash dividends, 28 (cents) per share                      --              --              --           (2,523)               --
-------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1995                        4,598,311           1,150             255          100,443             4,829
-------------------------------------------------------------------------------------------------------------------------------

Exercise of stock options                            264,604              66           3,642               --                --
Translation adjustment                                    --              --              --               --              (793)
Common stock purchased and retired                  (381,055)            (95)         (3,897)          (3,904)               --
Stock split, 2 for 1                               4,691,658           1,172              --           (1,172)               --
Net income                                                --              --              --           14,109                --
Cash dividends, 32 (cents) per share                      --              --              --           (2,991)               --
-------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1996                        9,173,518          $2,293         $    --         $106,485            $4,036
-------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(FOR THE YEARS ENDED SEPTEMBER 30)
                                                                                 1996          1995          1994
------------------------------------------------------------------------------------------------------------------
                                                                                      (expressed in thousands)

Operating Activities:
Net income                                                                  $  14,109      $ 10,461     $   8,659
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation and amortization                                                   7,820         7,217         6,214
Deferred income taxes                                                             740           278           731
Gain from sale of land and building                                                --          (418)       (3,930)
Changes in operating assets and liabilities:
Accounts receivable, unbilled contracts, and retainage receivable              13,362        (2,625)        8,789
Inventories                                                                    (1,071)        1,065      (10,143)
Prepaid expenses                                                               (2,380)          718        (1,085)
Advance billings to customers                                                    (455)        4,629         2,336
Other liabilities, net                                                          3,969         1,749         9,339
-----------------------------------------------------------------------------------------------------------------

Net Cash Provided by Operating Activities                                      36,094        23,074        20,910
-----------------------------------------------------------------------------------------------------------------

Investing Activities:
Property and equipment additions, net                                          (7,437)       (6,310)       (6,901)
Plant purchases and new construction, net                                          --            --       (11,277)
Proceeds from sale of land and building                                            --           671         6,131
Purchase of PowerTek, Inc.                                                         --        (4,687)           --
Other assets                                                                     (649)         (405)         (469)
-----------------------------------------------------------------------------------------------------------------

Net Cash Used in Investing Activities                                          (8,086)      (10,731)      (12,516)
-----------------------------------------------------------------------------------------------------------------

Financing Activities:
Net borrowings under notes payable to banks                                   (10,386)       (8,134)      (11,595)
Proceeds from issuance of long-term debt                                        2,202         8,257         4,341
Repayments of long-term debt                                                   (2,169)       (3,185)       (2,194)
Cash dividends                                                                 (2,991)       (2,523)       (2,558)
Proceeds from employee stock option and stock purchase plans                    3,708           910         1,203
Payments to purchase and retire common stock                                   (7,896)       (3,611)         (946)
-----------------------------------------------------------------------------------------------------------------

Net Cash Used in Financing Activities                                         (17,532)       (8,286)      (11,749)
-----------------------------------------------------------------------------------------------------------------

Effect of Exchange Rate Changes on Cash                                            19          (240)          677
-----------------------------------------------------------------------------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                           10,495         3,817        (2,678)

Cash and Cash Equivalents at Beginning of Year                                  8,736         4,919         7,597
-----------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents at End of Year                                    $  19,231      $  8,736     $   4,919
-----------------------------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest                                                                    $    1,458      $  2,615     $   2,069
Income taxes                                                                     6,677         3,317         3,715
------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION AND TRANSLATION

The consolidated financial statements include the accounts of MTS Systems Corporation (the Company) and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

    All balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the year. Income statement items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses resulting from foreign currency transactions are included in "Other expense (income), net" in the Consolidated Statements of Income. These transac tions resulted in net exchange gains of $104,000 in 1996, $1,401,000 in 1995 and $1,058,000 in 1994.

    The Company has a foreign currency risk management program which principally involves entering into forward foreign currency hedge contracts, options, and foreign currency denominated loans to address specific exposures related to future foreign currency transactions. On September 30, 1996, there were open hedge and options contracts, with various future settlement dates, totaling $28,362,000. The net unrealized gain on such contracts was $1,707,000 at September 30, 1996. Upon settlement, resultant gains or losses on such contracts offset the impact of foreign currency rates on cash collected from accounts receivable.

REVENUE RECOGNITION

Revenue is recognized upon shipment of equipment when the customer's order can be manufactured, delivered and installed in less than twelve months. Revenue on contracts requiring longer delivery periods (long-term contracts) and other customized orders that permit progress billings is recognized using the percentage-of-completion method based on the cost incurred to date relative to estimated total cost of the contract (cost-to-cost method). The cumulative effects of revisions of estimated total contract costs and impact on revenues are recorded in the period in which the facts become known. When a loss is antici pated on a contract, the amount is provided currently.

LONG-TERM CONTRACTS

The Company enters into long-term contracts for customized equipment sold to its customers. Under terms of such contracts, revenue recognized using the percentage of completion method may not be invoiced until completion of contractual milestones, upon shipment of the equipment, or upon installation and acceptance by the customer. Unbilled amounts for these contracts appear in the Consoli dated Balance Sheets as Unbilled Contracts and Retainage Receivable. Amounts unbilled or retained at September 30, 1996 are expected to be invoiced during fiscal 1997.

    Long-term contracts consider the duration of the manufacturing and collection cycles at the time the contract is bid. Accordingly, Accounts Receivable in the accompanying Consolidated Balance Sheets approximate fair value.

WARRANTY OBLIGATIONS

The Company warrants its products against defects in materials and workmanship under normal use and service, generally for one year. The Company maintains reserves for warranty costs based upon its past experience with war ranty claims.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions and estimates that affect the reported amounts in the Consolidated Balance Sheets and Statements of Income and the disclosures in the accompanying Notes to Consolidated Financial Statements. Ultimate results could differ from reported amounts based upon those assumptions and estimates.

    The Company undertakes significant technological innovation on some of its Long-term Contracts. These contracts involve performance risk which may result in delayed delivery of product and/or in revenue and gross profit variation from difficulties in estimating the ultimate cost of such contracts.

CASH EQUIVALENTS

Cash equivalents represent short-term investments which have an original maturity of 90 days or less and approximate fair value.

ACCOUNTS RECEIVABLE

    The Company grants credit to customers, but generally does not require collateral or other security from domestic customers. International receivables, where deemed necessary, are supported by letters of credit from banking institutions.

INVENTORIES

Inventories consist of material, labor and overhead and are stated at the lower of first-in, first-out cost or market. Inventory components as of September 30, were as follows:

                                        1996              1995
--------------------------------------------------------------
                                      (expressed in thousands)
Customer projects in
various stages of
completion                          $ 12,832          $ 13,304
Components,
assemblies and parts                  23,444            22,365
--------------------------------------------------------------

Total                               $ 36,276          $ 35,669
--------------------------------------------------------------

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Additions, replacements and improvements are capitalized at cost, while maintenance and repairs are charged to operations as incurred. Depreciation is provided over the following estimated useful lives of the property:

Buildings and improvements: 10 to 40 years.

Machinery and equipment: 3 to 10 years.

    Most major building and equipment purchases are depreciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes.

OTHER ASSETS

Other assets consist principally of patents and excess cost over net assets acquired, net of accumulated amortization. The carrying value of such assets less accumulated amortization was $6,872,000 and $7,275,000 in 1996 and 1995, respectively. These assets are being amortized over various periods from 8 to 40 years.

ADOPTION OF STATEMENT NO. 121

Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (the Statement), is effective for the Company's fiscal year ending September 30, 1997. The Company chose to adopt this Statement in 1996. Adoption of the Statement had no impact on the Company's Consolidated Statements of Income or Balance Sheets.

RESEARCH AND DEVELOPMENT

Research and product development costs associated with new products are charged to operations as incurred.

NET INCOME PER SHARE

Net income per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Fully diluted and primary net income per share amounts are approximately equivalent for the years presented. Weighted average common shares and per share computations have been restated retroactively for the 2 for 1 stock split effective April 1, 1996.


2. INDUSTRY SECTOR AND GEOGRAPHIC INFORMATION:

The Company provides customers with hardware and software products and services they can use to improve product quality, stimulate innovation, and increase machine and worker productivity. MTS markets these products and services in two business sectors--Mechanical Testing and Simulation (MT&S) and Industrial Measurement and Automation (M&A). MT&S customers use the Company's products and services to determine how their products (materials, vehicles, components or structures) will perform under actual service conditions. M&A customers use the Company's instrumentation products to monitor and automate indus trial processes and equipment. Financial information by sector follows:

                                                             1996             1995             1994
----------------------------------------------------------------------------------------------------
                                                                  (expressed in thousands)
Net Revenue
Mechanical Testing & Simulation                         $ 212,763        $ 190,464       $ 163,502
Measurement & Automation                                   48,266           43,946          37,276
Transfers within and between sectors                           --             (279)           (228)
---------------------------------------------------------------------------------------------------

Total                                                   $ 261,029        $ 234,131       $ 200,550
---------------------------------------------------------------------------------------------------

Income Before Income Taxes
Mechanical Testing & Simulation                         $  15,299        $   9,550       $   8,606
Measurement & Automation                                    4,707            4,481           4,023
---------------------------------------------------------------------------------------------------

Total                                                   $  20,006        $  14,031       $  12,629
---------------------------------------------------------------------------------------------------

Identifiable Assets
Mechanical Testing & Simulation                         $ 165,110        $ 161,678       $ 152,763
Measurement & Automation                                   38,670           36,048          29,558
Eliminations between sectors                              (16,384)          (8,226)         (6,613)
---------------------------------------------------------------------------------------------------

Total                                                   $ 187,396        $ 189,500       $ 175,708
---------------------------------------------------------------------------------------------------

Other Sector Data
Mechanical Testing & Simulation:
Capital expenditures                                    $   6,198        $   6,319       $  16,464
Depreciation                                                5,706            5,456           4,917
Amortization                                                  380              417             108
---------------------------------------------------------------------------------------------------

Measurement & Automation:
Capital expenditures                                    $   1,803        $   1,243       $   1,396
Depreciation                                                1,216            1,086             945
Amortization                                                  518              258             244
---------------------------------------------------------------------------------------------------


A geographic summary of the Company's operations and related year-end asset information for each of the three years in the period ended September 30, 1996 follows:

                                                                                International
                                                            -----------------------------------------------------
                                              United                                                      Elimi-       Consoli-
                                              States        Far East        Europe         Other         nations          dated
-------------------------------------------------------------------------------------------------------------------------------
                                                                            (expressed in thousands)
Operations for the Year
Ended September 30, 1996
Net revenue                                 $128,593        $ 54,392       $63,023       $15,021       $      --      $ 261,029
Transfers between
geographic areas                               2,513          18,411        21,499             3         (42,426)            --
-------------------------------------------------------------------------------------------------------------------------------

Total                                       $131,106        $ 72,803       $84,522       $15,024       $ (42,426)     $ 261,029
-------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                  $ 10,690        $  2,208       $ 3,876       $ 3,232       $      --      $  20,006
-------------------------------------------------------------------------------------------------------------------------------

Operations for the Year
Ended September 30, 1995
Net revenue                                 $125,659        $ 42,032       $54,634       $11,806       $      --      $ 234,131
Transfers between
geographic areas                               1,256          16,620         9,998           585         (28,459)            --
-------------------------------------------------------------------------------------------------------------------------------

Total                                       $126,915        $ 58,652       $64,632       $12,391       $ (28,459)     $ 234,131
-------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes           $ 15,046        $   (192)      $(1,955)      $ 1,132       $      --      $  14,031
-------------------------------------------------------------------------------------------------------------------------------

Operations for the Year
Ended September 30, 1994
Net revenue                                 $101,747        $ 45,541       $45,099       $ 8,163       $      --      $ 200,550
Transfers between
geographic areas                                  --          19,343        15,439           871         (35,653)            --
-------------------------------------------------------------------------------------------------------------------------------

Total                                       $101,747        $ 64,884       $60,538       $ 9,034       $ (35,653)     $ 200,550
-------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes           $  7,736        $  4,010       $ 1,242       $  (359)      $      --      $  12,629
-------------------------------------------------------------------------------------------------------------------------------

Identifiable Assets
at September 30
1996                                        $174,507        $ 12,060       $42,098       $   175       $ (41,444)     $ 187,396
1995                                         164,341          12,895        51,708           311         (39,755)       189,500
1994                                         154,954          19,454        40,825           791         (40,316)       175,708
-------------------------------------------------------------------------------------------------------------------------------

Transfers between geographic areas are made at prices which allow appropriate markup to the manufacturing or selling unit.

Individual countries, other than the United States, do not exceed 10% of consolidated revenues on a recurrent annual basis.


3. FINANCING:

Long-term debt as of September 30 follows:

                                                                                1996                     1995
-------------------------------------------------------------------------------------------------------------
                                                                                (expressed in thousands)

7.75% Mortgage, due in October 2015, collateralized by building             $  7,413                 $  8,085
6.69% Note, unsecured, due in April 1997                                       2,296                    2,408
5.5% Note, unsecured, due in September 2000                                    2,064                       --
9.5% Note, unsecured, due in August 1996                                          --                    1,611
8.3% Note, unsecured, due in September 1996                                       --                      313
Other                                                                              7                       73
-------------------------------------------------------------------------------------------------------------

Total                                                                         11,780                   12,490
Less Current Maturities                                                       (3,030)                  (1,043)
-------------------------------------------------------------------------------------------------------------

Total Long-Term Debt                                                        $  8,750                 $ 11,447
-------------------------------------------------------------------------------------------------------------

Aggregate annual maturities of long-term debt for the next five fiscal years are as follows: 1997--$3,030,000; 1998--$741,000; 1999--$756,000; 2000--$635,000;
2001--$240,000 and $6,378,000 thereafter. The carrying value of the Company's long-term debt at September 30, 1996, approximates the fair value at current interest rates offered to the Company for debt of the same remaining maturities.

    The Company has credit agreements with two domestic banks totaling $20,000,000. One credit agreement, for $5,000,000, permits the Company to issue domestic and Euro-currency notes. The other credit agreement, for $15,000,000, permits the Company to issue domestic notes, Euro-currency notes, and banker's acceptances. As part of the same credit agreement, the bank has agreed to issue term loans up to a maximum of $15,000,000 until September 30, 1997. This agreement provides for repayment of these term loans through September 1999. The Company compensates both banks with loan commitment fees on the unused portion of the credit lines. The Company also has four uncommitted lines of credit with banks that total $40,000,000. In addition, the Company has standby letter-of-credit lines totaling $15,000,000. At September 30, 1996, standby letters of credit outstanding totaled $12,267,000.

    Under the terms of its credit agreements, the Company has agreed, among other matters, that (a) its defined cash flow or fixed charge coverage will exceed a defined minimum level; (b) its interest bearing debt will not exceed a defined percentage of total capital; (c) its tangible net worth will exceed a defined minimum amount; and (d) repurchases of its common stock will not exceed a maximum amount. At September 30, 1996, tangible net worth exceeded the defined minimum amount by $17,352,000 and the Company had $3,439,000 available for repurchases of its common stock. The Company was in compliance with the terms of its credit agreements and its lines of credit at September 30, 1996.

    Information on short-term borrowings for the years ended September 30 follows: 1996 1995 1994

                                                          1996            1995          1994
--------------------------------------------------------------------------------------------
                                                              (expressed in thousands)
Balance outstanding at September 30                   $     56        $ 10,475      $ 17,007
Average balance outstanding                              3,282          22,286        23,702
Maximum balance outstanding                             11,223          26,642        30,302
Year-end interest rate                                    7.0%            7.0%          5.8%
Weighted-average interest rate                            6.9%            6.5%          4.4%
--------------------------------------------------------------------------------------------


4. INCOME TAXES:

The provision for income taxes for the years ended September 30 consisted of:

                                                         1996            1995           1994
--------------------------------------------------------------------------------------------
                                                              (expressed in thousands)
Currently payable (receivable):
Federal                                               $ 3,717         $ 3,211       $  2,249
State                                                     499             662            411
Foreign                                                 1,830            (295)         1,203

Deferred                                                 (149)             (8)           107
--------------------------------------------------------------------------------------------

Total provision                                       $ 5,897         $ 3,570         $3,970
--------------------------------------------------------------------------------------------

A reconciliation from the Federal statutory income tax rate to the Company's effective rate for the years ended September 30 follows:

                                                          1996            1995         1994
-------------------------------------------------------------------------------------------
Statutory rate                                              35%            35%          35%
Tax benefit of Foreign Sales Corporation                    (5)            (7)          (4)
Foreign provision in excess of U.S. tax rate                 2             --            5
State income taxes, net of Federal benefit                   2              3            2
Research and development tax credits                        (3)            (7)          (4)
Other, net                                                  (2)             1           (3)
-------------------------------------------------------------------------------------------

Effective rate                                              29%            25%          31%
-------------------------------------------------------------------------------------------

Deferred tax assets and liabilities are recorded for the differences between the amounts reported for financial reporting and income tax purposes. Components of the net deferred tax liabilities as of September 30 were as follows:

Deferred Tax Assets:

                                                            1996                         1995
---------------------------------------------------------------------------------------------
                                                               (expressed in thousands)
Accrued compensation and benefits                        $ 1,446                       $1,444
Inventory reserves                                         1,586                          860
Allowance for doubtful accounts                              248                          216
Other assets                                                (20)                           21
---------------------------------------------------------------------------------------------

Total deferred tax assets                                $ 3,260                       $2,541
---------------------------------------------------------------------------------------------

Deferred Tax Liability:
                                                            1996                         1995
---------------------------------------------------------------------------------------------

Property and equipment                                   $ 4,998                       $4,362
---------------------------------------------------------------------------------------------

Net deferred tax liability                               $ 1,738                       $1,821
---------------------------------------------------------------------------------------------

5. STOCK OPTIONS:

    The Company has made certain stock-based awards to its officers, non-employee directors, and key employees under various stock plans. Awards under these plans can include incentive stock options (qualified), non-qualified stock options, stock appreciation rights, restricted stock, deferred stock, and other stock-based and non stock-based awards. At September 30, 1996, the Company had awarded only incentive stock options and non-qualified stock options. These were granted at exercise prices that are 100% of the fair-market value at the date of grant. Beginning one year after grant, the options generally can be exercised proportion ately each year for periods of three, four, and six years, as defined in the respective plans.

    Option holders may exercise options by delivering Company stock already owned, cash, or a combination of stock and cash. The shares tendered in the exchange are cancelled and, therefore, reduce shares issued. During 1996 and 1995, option holders exchanged 52,189 and 30,546 shares, respectively, of the Company's stock in payment of options exercised. (All share and share price data herein have been restated retroactively for the 2 for 1 stock split effective April 1, 1996.)

    Under the Plans, options for 983,068 shares are outstanding at $11.56 to $19.50 per share, of which options for 463,465 shares were exercisable at September 30, 1996. Another 345,601 options remain available for granting beyond September 30, 1996. During 1996 and 1995, options for 394,335 and 88,314 shares were exercised at prices of $6.50 to $15.88 and $6.50 to $13.38 per share, respectively.

    In January 1992 the Company's shareholders authorized an Employee Stock Purchase Plan (the Purchase Plan), whereby 500,000 shares of the Company's common stock were reserved for sale to employees until April 2002. Participants in the 1996 and 1995 phases, all at dates specified in the Purchase Plan, were issued 49,539 shares in 1996, and 30,786 shares in 1995. During fiscal 1996, participants subscribed to purchase 45,000 shares at 85% of market price for issuance in fiscal 1997.

    Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation" (the Statement) is effective for the Company's fiscal year ending September 30, 1997. The Statement encourages, but does not require, a fair value based method of accounting for employee stock options or other similar equity instruments. The Company believes the effect of the adoption of the new standard will have no impact on the Company's consolidated results of operations or financial position as the Company intends to continue to measure compensation costs under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and present pro forma disclosures of net income and net income per share as if the fair value based method of accounting had been applied.


6. EMPLOYEE BENEFIT PLANS:

The Company's profit sharing plan functions as a retirement program for most U.S. and certain international employees. Employees who have completed 1,000 hours of service during the plan year are eligible to participate. The formula for calculating the Company's contribution is approved annually by the Board of Directors and is based primarily on operating results for the year, before management variable compensation. The plan provides for a minimum contribution of 4% of participant compensation, as defined, up to the social security taxable wage base, and 8% of participant compensation in excess of the taxable wage base up to the maximum profit sharing contribution allowed by federal law, so long as the entire contribution calculation does not exceed pretax income. The contributions for 1996, 1995, and 1994 were 4.3%, 4.3%, and 4.3% of participant compensation, respectively. The provisions for profit sharing were $2,338,000 in 1996, $2,132,000 in 1995, and $2,281,000 in 1994, and are distributed among the various operating expenses shown in the accompanying Consolidated Statements of Income.

    Two of the Company's international subsidiaries have noncontributory, unfunded retirement plans for eligible employees. These plans provide benefits based on the employee's years of service and compensation during the years immediately preceding retirement, early retirement, termination, disability or death, as defined in the respective plans.

The expenses for these plans consist of the following components:

                                                                          1996             1995            1994
---------------------------------------------------------------------------------------------------------------
                                                                               (expressed in thousands)
Service cost-benefit earned during the period                          $  360            $ 395          $  214
Interest cost on projected benefit obligation                             261              278             195
Net amortization and deferral                                               5               40             (16)
--------------------------------------------------------------------------------------------------------------

Net Periodic Pension Cost                                              $  626            $ 713          $  393
--------------------------------------------------------------------------------------------------------------

The status of the Company`s plans and the amounts recognized in the consolidated financial statements are:
                                                                         1996                             1995
--------------------------------------------------------------------------------------------------------------
                                                                              (expressed in thousands)
Actuarial Present Value:
Accumulated benefit obligation:
Vested                                                                 $3,135                           $3,201
Nonvested                                                                 552                              778
--------------------------------------------------------------------------------------------------------------
Total                                                                   3,687                            3,979
--------------------------------------------------------------------------------------------------------------

Projected benefit obligation                                            4,532                            4,968
Unrecognized net gain                                                     822                              409
Unrecognized net liability being amortized                               (631)                            (738)
Adjustment required to recognize minimum liability                         86                              118
--------------------------------------------------------------------------------------------------------------
Accrued Pension Liability                                              $4,809                           $4,757
--------------------------------------------------------------------------------------------------------------

Major assumptions at year-end are:
--------------------------------------------------------------------------------------------------------------

Discount rate                                                        3.5 to 7%                        3.5 to 7%
Rate of increase in future compensation levels                              3%                               3%
--------------------------------------------------------------------------------------------------------------


7. ACQUISITIONS:

In fiscal 1994 the Company purchased 100% of the stock of Adamel Lhomargy for cash and assumption of debt. The transaction was accounted for by the purchase method of accounting.

    In fiscal 1995 the Company acquired three entities. The Company acquired the stock of PowerTek, Inc. for an initial cash payment and a contingent future payment. The transaction was accounted for by the purchase method of accounting. PowerTek became a wholly owned subsidiary and conducts business as MTS-PowerTek, Inc. The Company also completed transactions to exchange shares of its common stock for all the outstanding shares of Gull Engineering, Inc. and Incon Corporation. Both transactions were accounted for as poolings of interests. These companies were absorbed into existing operating units of the Company.

    Financial data for prior periods were not restated for the acquisitions by pooling of interests as neither assets nor operations were material, individually or in total, to the Company's Consolidated Financial Statements.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO MTS SYSTEMS CORPORATION:

We have audited the accompanying consolidated balance sheets of MTS Systems Corporation (a Minnesota corporation) and Subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's manage ment. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTS Systems Corporation and Subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.


                                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
   November 22, 1996



REPORT OF MANAGEMENT

The management of MTS Systems Corporation is responsible for the integrity and objectivity of the financial information presented in this report. The financial statements have been prepared in accor d ance with generally accepted accounting principles and include certain amounts based on man age ment's best estimates and judgment.

    Management is also responsible for establishing and maintaining the Company's accounting systems and related internal controls, which are designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded, and the policies and procedures are implemented by qualified personnel.

    The Audit Committee of the Board of Directors, which is comprised solely of outside directors, meets regularly with management and its independent auditors to review audit activities, internal controls, and other accounting, reporting, and financial matters. This Committee also recommends inde pendent auditors for appointment by the full Board, subject to shareholder ratification.

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


Donald M. Sullivan
Chairman and
Chief Executive Officer

/s/ Donald M. Sullivan


Marshall L. Carpenter
Vice President and
Chief Financial Officer

/s/ Marshall L. Carpenter




CORPORATE INFORMATION


BOARD OF DIRECTORS

E. Thomas Binger
General Partner,
Pittsburgh Pacific Co.

Charles A. Brickman
President,
Pinnacle Capital Corporation

Bobby I. Griffin
President,
Medtronic Pacing Business;
Executive Vice President,
Medtronic, Inc.

Russell A. Gullotti
Chairman, President,
Chief Executive Officer,
National Computer Systems

Thomas E. Holloran
Professor,
University of St. Thomas

Thomas E. Stelson, Ph.D
Independent Engineering
Consultant

Donald M. Sullivan
Chairman,
Chief Executive Officer,
President
MTS Systems Corporation

Linda Hall Whitman, Ph.D
President,
Chief Executive Officer,
Ceridian People Partners


CHAIRMAN EMERITUS

George N. Butzow
Founder


EXECUTIVE OFFICERS

Donald M. Sullivan
Chairman, Chief Executive
Officer, President

William G. Beduhn
Vice President

Marshall L. Carpenter
Vice President and
Chief Financial Officer

Mauro Togneri
Vice President

Keith D. Zell
Executive Vice President


CORPORATE OFFICERS

Barbara J. Carpenter
Assistant Corporate Secretary

Patrick Delaney
Secretary,
Partner, Lindquist & Vennum

Thomas J. Minneman
Treasurer

Werner Ongyert
Vice President/Europe

J. Howell Owens
Vice President

Richard S. White
Vice President/Asia Pacific


DIVISIONAL OFFICERS
William G. Anderson
Vice President

Steven M. Cohoon
Vice President

James M. Egerdal
Vice President

Kenneth E. Floren
Vice President

Joachim Hellwig
Vice President

Daniel T. Sparks
Vice President


REFERENCES

Bank Reference
First Bank National Association
Minneapolis, MN

Transfer Agent
Norwest Bank Minnesota, N.A.
South St. Paul, MN
Shareholder Assistance:
800-468-9716

General Counsel
Lindquist & Vennum PLLP
Minneapolis, MN

Patent Counsel
Westman, Champlin & Kelly
Minneapolis, MN

Auditors
Arthur Andersen LLP
Minneapolis, MN


NOTICE OF ANNUAL MEETING

The annual meeting of stockholders will be held at 4:00 p.m. (Central Standard
Time) on Tuesday, January 28, 1997 at the Company's Headquarters in Eden Prairie, Minnesota
STOCKHOLDERS WHO CANNOT ATTEND THE MEETING ARE URGED TO EXERCISE THEIR RIGHT TO VOTE BY PROXY. A PROXY CARD, A PROXY STATEMENT, AND A RETURN ENVELOPE ARE ENCLOSED FOR THIS PURPOSE.


10-K REPORT

Copies of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, are available on request without charge from Investor Relations, MTSSystems Corporation, 14000 Technology Drive, Eden Prairie, Minnesota 55344-2290.

COMMON STOCK

MTS Systems Corporation's common stock publicly trades on The Nasdaq Stock Market's National Market under the symbol "MTSC".


STOCK HELD IN
STREET NAME

The Company maintains a direct mailing list to insure that stockholders whose stock is not held in their own names, and other interested persons, receive annual reports and other information on a timely basis. If you would like your name added to this list, please send your request to Barbara Carpenter, Assistant Corporate Secretary, MTS Systems Corporation, 14000 Technology Drive, Eden Prairie, Minnesota 55344-2290.


INVESTOR INQUIRIES

Security analysts, investment managers and others seeking information about MTSSystems Corporation should contact Thomas J. Minneman, Treasurer, by mail at the Company's headquarters or by telephone at 612-937-4647.


TRADEMARKS

MTS, Bionix, Level Plus, Temposonics, Flat-Trac, and TestWorks are registered trademarks, and Aero-90, FlexTest, MaxPlus, ServoFlex, Synergie, and Tytron are trademarks of MTS Systems Corporation. Microsoft and Windows are trademarks of Microsoft Corporation.



[LOGO]



CORPORATE HEADQUARTERS
MTS Systems Corporation
 14000 Technology Drive
Eden Prairie, Minnesota 55344-2290
Telephone:  612-937-4000
E-mail: info@mts.com
Internet Address: www.mts.com
ISO 9001 Certified





DOMESTIC SUBSIDIARIES
Custom Servo Motors, Inc.
MTS-PowerTek, Inc.


INTERNATIONAL SUBSIDIARIES
MTS International Ltd.
  (Barbados, West Indies)
MTS (Japan) Ltd.
MTS Systems (China) Inc.
MTS Systems France
MTS Systems GmbH (Berlin)
MTS Systems (Hong Kong) Inc.
MTS Systems Limited (London)
MTS Systems Norden AB (Sweden)
MTS Systems SRL (Italy)
MTS Sensors Technologie
  GmbH and Co. KG (Germany)
MTS Sensors Technology K.K. (Japan)
MTS Testing Systems (Canada) Ltd.
MTS Korea, Inc.
MTS Adamel Lhomargy S.A.
MTS Holdings France, SARL