Form 10-K, Exhibit 13
period 1997-09-30
MTS SYSTEMS CORP
filed 1997-12-19
CIK 68709

EXHIBIT 13


SIX YEAR FINANCIAL SUMMARY
(September 30)

                                                  1997             1996          1995           1994          1993           1992
---------------------------------------------------------------------------------------------------------------------------------
                                         (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBERS OF SHAREHOLDERS AND EMPLOYEES)
OPERATIONS
---------------------------------------------------------------------------------------------------------------------------------
Net revenue                                 $  303,480        $ 261,029      $234,131      $ 200,550      $189,499      $ 161,013
United States revenue                          143,913          128,593       125,659        101,747        92,153         68,931
International revenue                          159,567          132,436       108,472         98,803        97,346         92,082
Gross profit                                   121,503          106,104        91,638         79,840        78,882         61,919
Income before income taxes                      28,380(1)        20,006        14,031         12,629        14,937          6,452
Net income                                      18,209(1)        14,109        10,461          8,659        10,382          4,915
Net income per share, fully diluted basis         1.92(1)          1.48          1.15            .92          1.14            .54
Research and development costs                  17,511           17,696        13,733         12,645        13,697          9,999
Net interest expense                             1,125            1,123         2,424          1,860         1,207            704
Depreciation and amortization                    8,557            7,820         7,217          6,214         5,648          5,789

FINANCIAL POSITION
---------------------------------------------------------------------------------------------------------------------------------

Current assets                              $  152,805        $ 130,382      $131,589      $ 123,206      $123,445      $ 100,929
Current liabilities                             79,479           60,834        67,014         66,361        66,961         50,717
Current ratio                                    1.9:1            2.1:1         2.0:1          1.9:1         1.8:1          2.0:1
Net working capital                             73,326           69,548        64,575         56,845        56,484         50,212
Property and equipment, net                     50,419           48,090        48,490         47,368        37,254         38,079
Total assets                                   216,132          187,396       189,500        175,708       165,716        144,650
Interest bearing debt                           12,865           11,836        22,965         23,851        33,299         19,335
Shareholders' investment                       124,619          112,814       106,677        100,046        93,011         84,992
Shareholders' investment per share               13.04            12.30         11.60          10.95         10.24           9.52

OTHER STATISTICS AND RATIOS
---------------------------------------------------------------------------------------------------------------------------------

Fully diluted shares outstanding(2)              9,478            9,553         9,090          9,336         9,144          9,190
Number of shareholders                           1,575(3)         1,523         1,395          1,394         1,400          1,413
Number of employees                              1,981            1,725         1,612          1,557         1,447          1,404
New orders                                  $  356,123        $ 282,753      $245,919      $ 195,260      $178,786      $ 178,178
Backlog of orders                           $  175,841        $ 120,481      $ 98,757      $  84,591      $ 88,731      $  99,221
Gross profit percent                             40.0%            40.6%         39.1%          39.8%         41.6%          38.5%
Research and development costs
as a percent of net revenue                       5.8%             6.8%          5.9%           6.3%          7.2%           6.2%
Net income as a percent of net revenue            6.0%(1)          5.4%          4.5%           4.3%          5.5%           3.1%
Effective tax rate                                 36%              29%           25%            31%           30%            24%
Interest bearing debt to equity percent            10%              10%           22%            24%           36%            23%
Return on average net assets(4)                  22.9%(1)         17.2%         12.9%          11.6%         16.3%           7.6%
Return on beginning
shareholders' investment per share               15.6%(1)         12.8%         10.5%           9.0%         11.9%           5.9%
Cash dividends paid per share               $      .40        $     .32      $    .28      $     .28      $    .24      $     .24
---------------------------------------------------------------------------------------------------------------------------------


(1) EXCLUDES AN AFTER-TAX GAIN OF $2,654,000 FROM THE SALE OF LAND IN MAY 1997, WHICH IS EQUAL TO $.28 PER SHARE

(2) PRESENTED ON A WEIGHTED AVERAGE BASIS OF COMMON SHARES ASSUMING CONVERSION OF COMMON STOCK EQUIVALENTS DURING EACH YEAR AFTER RETROACTIVE ADJUSTMENTS FOR ISSUED SHARES, FOR STOCK SPLITS AND FOR REDUCTION OF SHARES FROM TREASURY STOCK PURCHASES (IN THOUSANDS OF SHARES).

(3) ON DECEMBER 1, 1997, THERE WERE 1,575 COMMON SHAREHOLDERS OF RECORD, WITH ANOTHER ESTIMATED 2,000 SHAREHOLDERS WHOSE STOCK IS HELD BY NOMINEES OR BROKER DEALERS.

(4) (INCOME BEFORE INCOME TAXES PLUS NET INTEREST EXPENSE) DIVIDED BY (AVERAGE QUARTERLY ASSETS MINUS NON-INTEREST BEARING LIABILITIES).

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BACKLOG/NEW ORDERS
                              1997          1996          1995
--------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS)
New Orders:
  North America*        $  186,155     $ 139,725     $ 137,775
  International            169,968       143,028       108,144
--------------------------------------------------------------
Total                   $  356,123     $ 282,753     $ 245,919
--------------------------------------------------------------
Backlog                 $  175,841     $ 120,481     $  98,757
==============================================================
*INCLUDES U.S. AND CANADA

Record 1997 new orders of $356.1 million were up 26% from 1996 and represented a 45% increase over 1995. 1997 orders included a $18.5 million contract for a large crash simulation system and 1996 orders included a $23.3 million earthquake simulator. There were no orders over $10 million in 1995.

  In 1997, the Mechanical Test and Simulation sector (MT&S) new orders of $292.9 million increased 25% from 1996 and represented a 46% increase over 1995. Orders from the ground vehicle industry and for civil engineering applications were particularly strong in 1997 and 1996.

  The Factory Automation sector (FA) new orders in 1997 of $63.2 million increased 31% over the prior year and represented a 38% increase over 1995. About 17% of the order growth in 1997 came from the acquisition of Bregenhorn-Butow & Co., (BB & Co.) located in Freiburg, Germany. The European and Japanese markets reflected solid growth in local currencies but were affected in translation due to the strengthening dollar. Orders for industrial automation applications (servo motors, amplifiers, and motion controllers), including the BB & Co. acquisition, experienced double-digit growth in all three years. Orders for industrial sensors grew at a slower rate during this three year period.

  North American orders increased 33%, in 1997, 1% in 1996, and 36% in 1995. International orders increased 19% in 1997, 32% in 1996, and 15% in 1995. See Geographic Analysis of New Orders (below) for the percentage breakdown by geographic area. See Foreign Currencies Effects (page 20) for the impact on orders due to changing foreign currency rates.

  The backlog of undelivered orders at September 30, 1997 amounted to $175.8 million, an increase of 46% from 1996, and resulted mainly from the record new orders received in 1997. Approximately 15% of the orders in backlog have delivery dates beyond fiscal 1998.

REVENUES
                              1997          1996          1995
--------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS)
United States           $  143,913      $128,593     $ 125,659
International              159,567       132,436       108,472
--------------------------------------------------------------
Total                   $  303,480      $261,029     $ 234,131
==============================================================

Record 1997 revenues of $303.5 million were up 16% from the prior year and represented a 30% increase over 1995. For 1997, MT&S revenues of $240.7 million increased 13% from 1996 and represented a 26% increase compared to 1995. FA revenues in 1997 of $62.8 million increased 30% over the prior year and represented a 44% increase compared to 1995 (the BB & Co. acquisition represented 17% and 19% of the growth, respectively). For industry sector and geographic information, see Note 2 of "Notes to Consolidated Financial Statements." See Foreign Currencies Effects (page 20) for impact on revenues due to changing foreign currency rates.

  Revenues in the United States increased over the prior years: 12% in 1997, 2% in 1996 and 24% in 1995, reflecting a strengthening domestic market for most of the Company's business segments during 1997 and 1995. The domestic market softened in 1996. International revenues increased 20% in 1997, 22% in 1996, 10% in 1995. The 1995 international growth rate was significantly affected by the recessionary economies of Europe and Japan during this period. International revenues grew at a faster rate in 1997 and 1996 reflecting improved economic conditions which began late in 1995.

  The MT&S sector revenue increases for 1997 and 1996 reflected a strong worldwide demand from our ground vehicle customers and for civil engineering applications, an improved market for aftermarket sales of accessories and services, and revenue recognition on the large earthquake simulator order received in 1996.

  The FA sector revenue increases for 1997 and 1996 reflected moderate growth in demand from European and Japanese original equipment manufacturers for our sensor products. The demand for our servo motor, amplifier, and motion control products was strong in both years.

  Selective price increases and decreases were implemented in all three years. However, the overall impact of pricing changes did not have a material effect on reported revenue volume.

GEOGRAPHIC ANALYSIS OF NEW ORDERS
                                       1997       1996      1995       1994         1993         1992
-----------------------------------------------------------------------------------------------------
North America                           52%        49%       57%        52%          55%          49%
-----------------------------------------------------------------------------------------------------
Europe/Africa/Middle East               28         22        25         21           20           25
-----------------------------------------------------------------------------------------------------
Asia Pacific/Japan                      18         26        17         26           23           25
-----------------------------------------------------------------------------------------------------
Latin America/Rest of the World          2          3         1          1            2            1
-----------------------------------------------------------------------------------------------------

GROSS PROFIT
                              1997           1996         1995
--------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS)
Gross Profit            $  121,503      $ 106,104     $ 91,638
--------------------------------------------------------------
% of Revenues                40.0%          40.6%        39.1%
--------------------------------------------------------------

The gross profit percentage for 1997 decreased slightly to 40.0% from 40.6% in 1996. The decrease was principally due to higher continuing product engineering costs in the MT&S sector, associated with enhancing current product offerings, and a material cost problem at our FA plants in Germany. The lower gross profit percentage in 1995 was caused primarily by the effect of a weak dollar on foreign currency denominated revenues and the cost of sales, and low-margin projects in the MT&S sector. The majority of these low-margin projects was shipped during the first half of 1995 after which point the gross profit margin began to show improvement from revenues with higher margin, operating efficiencies, and a more favorable business mix.

RESEARCH AND DEVELOPMENT
                                  1997        1996        1995
--------------------------------------------------------------
                                    (EXPRESSED IN THOUSANDS)
R&D Expense                   $ 17,511    $ 17,696    $ 13,733
--------------------------------------------------------------
% of Revenues                     5.8%        6.8%        5.9%
--------------------------------------------------------------

The Company provides funds for product, system and application developments (R&D) in both the MT&S and FA sectors. The majority of the R&D expenditures in all three years were for new systems and system components such as software, control and mechanical products; new measurement products; servo motors and amplifiers; and accessories.

  The R&D as a percentage of revenues reflected above are representative of the ratio range the Company normally commits to in its annual planning process. A shift of some MT&S engineering personnel from R&D to continuing product engineering caused the R&D expense and ratio reduction in 1997. Accelerated development programs in both the MT&S and FA sectors and a shift from customer funded development caused the higher 1996 percentage.

  The Company also undertakes "first of their kind" system level development efforts as part of its custom projects sold to customers. The cost of these efforts is reported as cost of sales. The combination of internally funded R&D and these customer funded system innovations typically approximates about 10% of revenues.

SELLING, GENERAL, AND
ADMINISTRATIVE EXPENSES
                                 1997         1996        1995
--------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS)
Selling                     $  52,229     $ 48,260    $ 45,088
General &
Administrative                 20,898       17,260      16,053
--------------------------------------------------------------
Total                       $  73,127     $ 65,520    $ 61,141
==============================================================
% of Revenues                   24.1%        25.1%       26.1%
==============================================================

Selling and General & Administrative (SG&A) expenses for 1997 as a percentage of revenues was 1.0 percentage point lower than 1996 and 2.0 percentage points lower than 1995. Full year spending for 1997 totaled $73.1 million, which represented a $7.6 million (12%) increase over 1996 and a $12.0 million (20%) increase over 1995.

  All three years were similar in that cost control and alignment of existing resources with markets having the greatest potential were heavily emphasized during the planning process. New investments were also made based on evaluations as to how to serve our markets better or to support long-term business strategies. Specific expenses in the Selling category are variable, such as commissions, and increased significantly in 1997 due to record orders and revenues. SG&A expenses of newly acquired companies represented $1.9 million of the expense increase in 1997 and $2.2 million of the increase in 1995.

INCOME
                                 1997         1996        1995
--------------------------------------------------------------
                (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
Income Before
Income Taxes                 $ 32,712     $ 20,006    $ 14,031
--------------------------------------------------------------
% of Revenues                   10.8%         7.7%        6.0%
--------------------------------------------------------------
Net Income                   $ 20,863     $ 14,109    $ 10,461
--------------------------------------------------------------
% of Revenues                    6.9%         5.4%        4.5%
--------------------------------------------------------------
Effective Tax Rate              36.2%        29.5%       25.4%
--------------------------------------------------------------
Return On Beginning
Shareholder's Investment
Per Share                       17.9%        12.8%       10.5%
--------------------------------------------------------------
Net Income Per Share,
fully diluted basis          $   2.20     $   1.48    $   1.15
--------------------------------------------------------------

Income Before Income Taxes (pretax income) in 1997 included a $4.3 million gain from the sale of land. Without the land sale gain (included in other income), pretax income increased $8.4 million to $28.4 million (9.4% of revenues) from $20.0 million achieved in 1996. The improved income before income taxes as a percentage of revenues reflects the record revenues and reduced operating expense percentage achieved in 1997. The MT&S pretax income of $24.2 million, net of the $4.3 million gain from the sale of land, increased 58% from 1996. FA pretax income decreased 9% to $4.2 million from 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to 1997. This decrease was primarily caused by integration costs associated with the BB & Co. acquisition, higher development costs for new and expanded uses of our industrial sensors products, and the material cost problem at our plants in Germany. (See Note 2 of "Notes to Consolidated Financial Statements").

  Pretax income in 1996 increased $6.0 million (43%) from 1995 and reflected an improved return on revenues which resulted from an 11% increase in revenues, a 1.5% improvement in the gross profit percentage, a 1.0% decrease in the SG&A percentage, and lower interest expense. For 1996, the MT&S pretax income of $15.3 million increased 59% from 1995. The FA pretax income in 1996 of $4.7 million increased 5% from the prior year.

  Net income and net income per share for 1997 reflected the gain from the sale of land which amounted to $2.7 million after taxes, or $.28 per share. In 1997 the effective tax rate rose to 36.2% reflecting the increase in higher taxed foreign sourced income and a reduction in tax credits as a percentage of provided taxes.

  Net income in 1996 and 1995 benefited from an effective tax rate that was lower than the federal statutory tax rate, primarily the result of the tax benefit of the Company's Foreign Sales Corporation and Research and Development tax credits. The 1996 effective tax rate increased over 1995 as a result of having the reinstated Research and Development tax credit available only for the fourth quarter of 1996. See Note 4 of "Notes to Consolidated Financial Statements" for the reconciliation between the federal statutory and effective income tax rates and other related tax information.

FOREIGN CURRENCIES EFFECTS

  The Company is exposed to market risk from changes in foreign currency exchange rates which can affect its results from operations and financial condition. To minimize the risk, the Company manages exposure to changes in foreign currency rates through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments, principally forward exchange contracts. Foreign exchange contracts are used to hedge the Company's overall exposure to exchange rate fluctuations, since the gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged.

  Approximately 50% of the Company's revenues occur outside of the United States and about 75% (approximately 40% of the Company's total revenues) of these revenues are denominated in currencies other than the U.S. dollar. As a result, a strengthening of the U.S. dollar decreases translated foreign currency denominated revenues and earnings. Conversely, weakening of the U.S. dollar has the reverse impact on revenues and earnings. During 1997 and 1996, the U.S. dollar was generally stronger against other major currencies, however during 1995, the U.S. dollar was generally weaker. Gains and losses attributed to translating the financial statements for all non-U.S. subsidiaries and the gains and losses on forward exchange contracts used to hedge these exposures, are included in other expense (income).

  The total effect of foreign exchange rate fluctuations on translation of orders, revenues, and net income plus transaction gains and losses reported in other expense (income) is set forth in the following table:

                                 1997         1996        1995
--------------------------------------------------------------
                                 (EXPRESSED IN THOUSANDS)
Increase (Decrease)
from Translation:
   Orders                  $ (13,150)     $(8,980)      $4,641
   Revenues                   (8,852)      (4,921)       3,311
   Net Income                   (237)         (66)        (19)
--------------------------------------------------------------
Transaction Gain in
"Other Expense (Income)"   $    1,266     $    104      $1,401
--------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 1997, the Company's capital structure was comprised of $5.3 million of current debt, $7.6 million long-term debt and $124.6 million of shareholders' investment. The ratio of total debt to total capitalization was 9.4%, compared with 9.5% at September 30, 1996.

  Total debt increased $1 million during 1997 to $12.9 million. This resulted from a $4.3 million increase in notes payable to banks offset by a $2.1 million reduction in current maturities of long-term debt and a $1.1 million reduction in long-term debt.

  Shareholders' investment increased $11.8 million in 1997 to $124.6 million. Shareholders' investment per share in 1997 increased to $13.04 from $12.30 in 1996. The increase was primarily due to an increase in retained earnings of $20.8 million from current year net earnings and $4.6 million from the Company's employee stock option and purchase plans. These increases were offset by $3.6 million of dividends, $7.6 million of treasury stock repurchases, and a $2.4 million reduction in the cumulative translation adjustment.

                                 1997         1996        1995
--------------------------------------------------------------
                (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
Total Interest
Bearing Debt               $   12,865     $ 11,836   $  22,965
% of Total
Capitalization                   9.4%         9.5%       17.7%
--------------------------------------------------------------
Shareholders'
Investment                 $  124,619     $112,814   $ 106,677
--------------------------------------------------------------
Per Share                  $    13.04     $  12.30   $   11.60
--------------------------------------------------------------

CASH FLOWS

During 1997, $9.6 million of cash was generated from operating activities, compared with $36.1 million in 1996, and $23.1 million in 1995. The decrease in 1997 was largely due to increased accounts receivable from strong shipments in the fourth quarter, which more than offset the results of higher earnings. Major uses of cash included $12.4 million for additions to property and equipment, $7.6 million for stock repurchases, $5.9 million for an acquisition of a business, $3.6 million for cash dividends, and $2.7 million for repayments of long-term debt. Significant non-operating sources of cash were $5.7 million from sale of land and $4.6 million from employee stock option exercises. Cash and cash equivalents decreased $8.9 million during 1997.

  Capital expenditures for property and equipment additions totaled $12.4 million in 1997, $7.4 million in 1996, and $6.3 million in 1995. Significant additions in 1997 were associated with a Minneapolis facility expansion and with investments in an enterprise-wide financial and operations software system.

  Capital spending in 1998 is planned to be about $17 million. The Company anticipates that 1998 capital expenditures will be financed primarily with cash balances, funds from operations, and short term lines of credit.

DIVIDENDS

The Company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The Company's dividend payout ratio target is about 25% of earnings per share. In December 1997, the Company's Board of Directors increased the quarterly dividend to $.12 per share from $.10 per share.

SHARE REPURCHASE PLAN

In 1997, the Company repurchased 349,065 shares of common stock on the open market for $7.6 million, at an average cost of $21.81 per share. The Company repurchased 415,307 shares in 1996 for $7.9 million. The Company's practice for share repurchases is to offset the dilutive effect of shares of common stock issued from the Company's stock option and stock purchase plans, and for other corporate stock-based programs. During the past two years, the Company issued 705,648 shares of its common stock from these stock option and stock purchase plans.

  During 1997, the Company completed the Board of Director's January 1995 stock repurchase authorization. In November 1996, the Company's Board of Directors authorized the repurchase of an additional 500,000 shares of common stock in the open market within the Securities and Exchange Commission guidelines. At September 30,1997, 304,890 shares remained available to be repurchased under this authorization.

  The above share amounts have been adjusted for the Company's two-for-one stock split in the form of a 100% stock dividend, effective April 1, 1996.

FINANCIAL RESOURCES

The Company believes that its 1998 anticipated cash flows from operations, a forecasted decrease in unbilled contract and retainage receivables, and its lines of credit will adequately finance ongoing operations, allow for reinvestment in the business and strategic acquisitions.

QUARTERLY STOCK ACTIVITY(1)

The Company's common shares trade on The Nasdaq Stock Market's National Market under the symbol MTSC. The following table sets forth the high, low and volume of shares traded (expressed in thousands) for the periods indicated:

                             1997                      1996
----------------------------------------------------------------------
                                     Shares                     Shares
                    High     Low     Traded    High     Low     Traded
----------------------------------------------------------------------
1st Quarter        21 1/2   19 1/4     787    17 3/4   13 7/8    2796
2nd Quarter        22 5/8   19 1/2     769    19 3/8   14        2635
3rd Quarter        30 1/2   20 1/2    2194    22 1/2   17 1/2    1471
4th Quarter        39 1/4   28 3/4    1098    21 1/2   18 1/2    1937
----------------------------------------------------------------------
(1) SOURCE: THE NASDAQ STOCK MARKET

THE ABOVE PRICES AND SHARE VOLUMES HAVE BEEN ADJUSTED FOR THE COMPANY'S TWO-FOR-ONE STOCK SPLIT IN THE FORM OF A 100% STOCK DIVIDEND, EFFECTIVE APRIL 1, 1996.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarter-to-quarter revenue and earnings comparisons do not necessarily reflect changes in the demand for the Company's products or its operating efficiency. Revenues and earnings in any quarter can be significantly affected by delivery delays or acceleration of one or more high-value systems, not accounted for using the percentage-of-completion accounting method. The use of the percentage-of-completion revenue recognition method for large long-term projects helps alleviate those fluctuations. (See Note 1 of "Notes to Consolidated Financial Statements"). High-value, state-of-the-art custom orders can also contain leading-edge applications of the Company's technology, which in some cases have resulted in lower gross profit margins, albeit not necessarily low marginal profit contribution. Product development in these state-of-the-art custom orders is as essential to the Company's long term growth as is Company funded research and development.

  Quarterly earnings will also vary based on the use of estimated, effective income tax rates for providing federal, state, and foreign income taxes. See
Note 4 of "Notes to Consolidated Financial Statements" for more information on the Company's income taxes.

Selected quarterly financial information, for the three fiscal years ended September 30, 1997, is presented below.

                                              First        Second         Third        Fourth       Total
                                            Quarter       Quarter       Quarter       Quarter        Year
------------------------------------------------------------------------------------------------------------
                                                   (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
1997

Revenues                                    $66,841       $73,880       $74,153       $88,606    $303,480
Gross margin                                 27,091        30,359        29,481        34,572     121,503
Pretax income                                 4,683         7,060        10,947(1)     10,022      32,712(1)
------------------------------------------------------------------------------------------------------------
Net income                                  $ 3,221       $ 4,642       $ 6,741(1)    $ 6,259    $ 20,863(1)
------------------------------------------------------------------------------------------------------------
Fully diluted earnings per share            $   .34       $   .50       $   .71(1)    $   .65    $   2.20(1)
------------------------------------------------------------------------------------------------------------
Pro forma earnings per share(2)
Basic                                       $   .35       $   .51       $   .74(1)    $   .69    $   2.29(1)
Diluted                                     $   .34       $   .50       $   .71(1)    $   .65    $   2.20(1)
------------------------------------------------------------------------------------------------------------

1996

Revenues                                    $56,135       $67,082       $60,630       $77,182    $261,029
Gross margin                                 23,867        28,066        24,374        29,797     106,104
Pretax income                                 3,570         5,363         4,286         6,787      20,006
------------------------------------------------------------------------------------------------------------
Net income                                  $ 2,430       $ 3,632       $ 2,914       $ 5,133    $ 14,109
------------------------------------------------------------------------------------------------------------
Fully diluted earnings per share            $   .26       $   .38       $   .30       $   .54    $   1.48
------------------------------------------------------------------------------------------------------------
Pro forma earnings per share(2)
Basic                                       $   .26       $   .39       $   .31       $   .55    $   1.51
Diluted                                     $   .26       $   .38       $   .30       $   .54    $   1.48
------------------------------------------------------------------------------------------------------------

1995

Revenues                                    $49,468       $58,949       $55,709       $70,005    $234,131
Gross margin                                 18,195        21,061        21,327        31,055      91,638
Pretax income                                 1,652         2,022         1,961         8,396      14,031
------------------------------------------------------------------------------------------------------------
Net income                                  $ 1,239       $ 1,511       $ 1,488       $ 6,223    $ 10,461
------------------------------------------------------------------------------------------------------------
Fully diluted earnings per share            $   .14       $   .17       $   .17       $   .67    $   1.15
------------------------------------------------------------------------------------------------------------
Pro forma earnings per share(2)
Basic                                       $   .14       $   .17       $   .17       $   .68    $   1.16
Diluted                                     $   .14       $   .17       $   .17       $   .67    $   1.15
------------------------------------------------------------------------------------------------------------

(1) INCLUDES $4.3 MILLION PRETAX GAIN ON LAND SALE EQUAL TO $.28 PER SHARE AFTER TAXES.

(2) IN FEBRUARY 1997, THE FINANCIAL ACCOUNTING STANDARDS BOARD (FASB) ISSUED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 128, "EARNINGS PER SHARE," EFFECTIVE FOR FISCAL AND INTERIM FINANCIAL REPORTING PERIODS ENDING AFTER DECEMBER 15, 1997. SFAS NO. 128 REPLACES PRIMARY EARNINGS PER SHARE (EPS) WITH BASIC EPS. BASIC EPS IS COMPUTED BY DIVIDING NET INCOME BY THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING DURING THE PERIOD. DILUTED EPS, FORMERLY FULLY DILUTED EPS, WHICH INCLUDES ALL POTENTIALLY DILUTIVE SECURITIES MUST BE PRESENTED WITH BASIC EPS. PRO FORMA FISCAL AND QUARTERLY EARNINGS PER SHARE FOR THE THREE FISCAL YEARS ENDED SEPTEMBER 30, 1997, HAVE BEEN CALCULATED IN ACCORDANCE WITH THE NEW REQUIREMENTS AND ARE NOT MATERIALLY DIFFERENT FROM THE FULLY DILUTED EPS PRESENTED IN THE CONSOLIDATED STATEMENTS OF INCOME.

CONSOLIDATED BALANCE SHEETS
(September 30)


ASSETS                                                                                             1997                   1996
------------------------------------------------------------------------------------------------------------------------------
                                                                                 (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
CURRENT ASSETS:

Cash and cash equivalents                                                                      $ 10,285               $ 19,231
Accounts receivable, net of allowance for doubtful accounts of $2,010 and $1,724                 62,023                 53,717
Unbilled contracts and retainage receivable                                                      32,653                 16,418
Inventories                                                                                      43,591                 36,276
Prepaid expenses                                                                                  4,253                  4,740
------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                            152,805                130,382
------------------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT:

Land                                                                                              2,453                  3,459
Buildings and improvements                                                                       37,779                 38,644
Machinery and equipment                                                                          68,071                 59,060
Accumulated depreciation                                                                        (57,884)               (53,073)
------------------------------------------------------------------------------------------------------------------------------
Total property and equipment, net                                                                50,419                 48,090
------------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS                                                                                     12,908                  8,924
------------------------------------------------------------------------------------------------------------------------------
                                                                                               $216,132               $187,396
==============================================================================================================================

LIABILITIES AND SHAREHOLDERS' INVESTMENT
==============================================================================================================================

CURRENT LIABILITIES:

Notes payable to banks                                                                         $  4,356               $     56
Current maturities of long-term debt                                                                920                  3,030
Accounts payable                                                                                 17,771                 11,604
Accrued compensation and benefits                                                                25,487                 23,664
Advance billings to customers                                                                    21,065                 13,807
Other accrued liabilities                                                                         9,880                  8,673
------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                        79,479                 60,834
------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                             4,445                  4,998
Long-term debt                                                                                    7,589                  8,750
------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' INVESTMENT:

Common stock, 25(cent) par; 32,000,000 shares authorized:
9,153,766 and 9,173,518 shares issued and outstanding                                             2,284                  2,293
Additional paid-in capital                                                                        1,438                     --
Retained earnings                                                                               119,167                106,485
Cumulative translation adjustment                                                                 1,730                  4,036
------------------------------------------------------------------------------------------------------------------------------
Total shareholders' investment                                                                  124,619                112,814
------------------------------------------------------------------------------------------------------------------------------
                                                                                               $216,132               $187,396
==============================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

CONSOLIDATED STATEMENTS OF INCOME AND SHAREHOLDERS' INVESTMENT
(for the Years Ended September 30)

INCOME                                                                          1997                  1996              1995
-----------------------------------------------------------------------------------------------------------------------------
                                                                             (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
NET REVENUE                                                                 $303,480              $261,029          $234,131
COST OF REVENUE                                                              181,977               154,925           142,493
-----------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                 121,503               106,104            91,638
-----------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
Selling                                                                       52,229                48,260            45,088
General and administrative                                                    20,898                17,260            16,053
Research and development                                                      17,511                17,696            13,733
-----------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                        30,865                22,888            16,764
-----------------------------------------------------------------------------------------------------------------------------
Interest expense                                                               1,531                 1,524             2,670
Interest income                                                                 (406)                 (401)             (246)
Other expense (income), net                                                   (2,972)                1,759               309
-----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                    32,712                20,006            14,031
PROVISION FOR INCOME TAXES                                                    11,849                 5,897             3,570
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  $ 20,863              $ 14,109          $ 10,461
=============================================================================================================================
NET INCOME PER SHARE                                                        $   2.20              $   1.48          $   1.15
=============================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                     9,478                 9,553             9,090
=============================================================================================================================

SHAREHOLDERS' INVESTMENT

                                                          Common Stock
                                                   --------------------------     Additional                         Cumulative
                                                      Shares                         Paid-In         Retained       Translation
                                                      Issued          Amount         Capital         Earnings        Adjustment
--------------------------------------------------------------------------------------------------------------------------------
                                                                   (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
BALANCE, SEPTEMBER 30, 1994                        4,568,374          $1,142         $ 2,928         $ 91,762          $  4,214
================================================================================================================================

Exercise of stock options                             44,277              11             899               --                --
Translation adjustment                                    --              --              --               --               615
Common stock purchased and retired                  (158,840)            (39)         (3,572)              --                --
Acquisitions through pooling of interests            144,500              36              --              743                --
Net income                                                --              --              --           10,461                --
Cash dividends, 28(cent)per share                         --              --              --           (2,523)               --
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1995                        4,598,311           1,150             255          100,443             4,829
================================================================================================================================

Exercise of stock options                            264,604              66           3,642               --                --
Translation adjustment                                    --              --              --               --              (793)
Common stock purchased and retired                  (381,055)            (95)         (3,897)          (3,904)               --
Stock split, 2 for 1                               4,691,658           1,172              --           (1,172)               --
Net income                                                --              --              --           14,109                --
Cash dividends, 32(cent)per share                         --              --              --           (2,991)               --
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1996                        9,173,518           2,293              --          106,485             4,036
================================================================================================================================

Exercise of stock options                            311,313              78           4,511               --                --
Translation adjustment                                    --              --              --              (83)           (2,306)
Common stock purchased and retired                  (349,065)            (87)         (3,073)          (4,453)               --
Net income                                                --              --              --           20,863                --
Cash dividends, 40(cent)per share                         --              --              --           (3,645)               --
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1997                        9,135,766          $2,284         $ 1,438         $119,167          $  1,730
================================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(For the Years Ended September 30)

                                                                                   1997          1996          1995
--------------------------------------------------------------------------------------------------------------------
                                                                                     (EXPRESSED IN THOUSANDS)
OPERATING ACTIVITIES:

Net income                                                                    $  20,863      $ 14,109     $  10,461
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:

Depreciation and amortization                                                     8,557         7,820         7,217
Deferred income taxes                                                              (227)          740           278
Gain from sale of real estate                                                    (4,332)           --          (418)
Changes in operating assets and liabilities:

Accounts receivable, unbilled contracts, and retainage receivable               (26,056)       13,362        (2,625)
Inventories                                                                      (6,954)       (1,071)        1,065
Prepaid expenses                                                                    363        (2,380)          718
Advance billings to customers                                                     8,157          (455)        4,629
Other liabilities, net                                                            9,197         3,969         1,749
--------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         9,568        36,094        23,074
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:

Property and equipment additions                                                (12,374)       (7,437)       (6,310)
Proceeds from sale of real estate                                                 5,700            --           671
Acquisition of businesses                                                        (5,947)           --        (4,687)
Other assets                                                                       (223)         (649)         (405)
--------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                           (12,844)       (8,086)      (10,731)
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:

Net borrowings under notes payable to banks                                       3,743       (10,386)       (8,134)
Proceeds from issuance of long-term debt                                          1,008         2,202         8,257
Repayments of long-term debt                                                     (2,745)       (2,169)       (3,185)
Cash dividends                                                                   (3,645)       (2,991)       (2,523)
Proceeds from employee stock option and stock purchase plans                      4,589         3,708           910
Payments to purchase and retire common stock                                     (7,613)       (7,896)       (3,611)
--------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                            (4,663)      (17,532)       (8,286)
--------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                          (1,007)           19          (240)
--------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (8,946)       10,495         3,817
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   19,231         8,736         4,919
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      $  10,285      $ 19,231     $   8,736
====================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest                                                                         $1,531      $  1,458     $   2,615
Income taxes                                                                     13,295         6,677         3,317
====================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION AND TRANSLATION
The consolidated financial statements include the accounts of MTS Systems Corporation (the Company) and its wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

  All balance sheet accounts of foreign subsidiaries are translated to U.S. dollars at the current exchange rates as of the end of the fiscal year. Income statement items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses from translation of foreign currency denominated transactions and from foreign exchange hedge contracts are included in "Other expense (income) net" in the Consolidated Statements of Income and amounted to $1,265,800 in 1997, $104,000 in 1996, and $1,401,000 in 1995.

REVENUE RECOGNITION
Revenue is recognized upon shipment of equipment when the customer's order can be manufactured, delivered, and installed in less than twelve months. Revenue on contracts requiring longer delivery periods (long-term contracts) and other customized orders that permit progress billings is recognized using the percentage-of-completion method based on the cost incurred to date relative to estimated total cost of the contract (cost-to-cost method). The cumulative effects of revisions of estimated total contract costs and impact on revenues are recorded in the period in which the facts become known. When a loss is antici pated on a contract, the amount is provided currently.

LONG-TERM CONTRACTS
The Company enters into long-term contracts for customized equipment sold to its customers. Under terms of such contracts, revenue recognized using the percentage of completion method may not be invoiced until completion of contractual milestones, upon shipment of the equipment, or upon installation and acceptance by the customer. Unbilled amounts for these contracts appear in the Consolidated Balance Sheets as Unbilled contracts and retainage receivable. Amounts unbilled or retained at September 30, 1997 are expected to be invoiced during fiscal 1998.

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

CASH EQUIVALENTS
Cash equivalents represent short-term liquid investments which have original maturities of three months or less and approximate fair value.

ACCOUNTS RECEIVABLE
The Company grants credit to customers, but generally does not require collateral or other security from domestic customers. International receivables, where deemed necessary, are supported by letters of credit from banking institutions.

INVENTORIES
Inventories consist of material, labor and overhead and are stated at the lower of cost or market, determined by the first-in, first-out method. Inventory components as of September 30, were as follows:

                                        1997              1996
--------------------------------------------------------------
                                      (EXPRESSED IN THOUSANDS)
Customer projects in
various stages of
completion                          $  5,559          $  7,535
Components,
assemblies and parts                  38,032            28,741
--------------------------------------------------------------
Total                               $ 43,591          $ 36,276
==============================================================

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Additions, replacements and improvements are capitalized at cost, while main tenance and repairs are charged to operations as incurred. Depreciation is provided over the following estimated useful lives of the property:
Buildings and improvements: 10 to 40 years.
Machinery and equipment: 3 to 10 years.
  Most major building and equipment purchases are depreciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes.

DERIVATIVE FINANCIAL INSTRUMENTS
The Company periodically enters into forward exchange contracts principally to hedge the eventual dollar cash flow of foreign currency denominated transactions (primarily British Pound, German Deutschemark, French Franc, Swedish Krona, Italian Lira, and Japanese Yen). Gains and losses on forward exchange contracts entered into to hedge foreign currency denominated undelivered orders and net exposed assets are included in "Other expense (income) net" in the Consolidated Statements of Income.

  The Company's accounting policy for these contracts is based on the Company's designation as hedging transactions. The Company does not use derivative financial instruments for speculative or trading purposes. The criteria the Company uses for designating a contract as a hedge include the contract's effectiveness in risk reduction and matching of contracts to underlying transactions. On September 30, 1997, there were no open hedge contracts. On September 30, 1996, there were open hedge contracts totaling $28,362,000 with an unrealized gain of $1,707,000.

OTHER ASSETS
Other assets consist principally of patents and excess cost over net assets acquired (goodwill), net of accumulated amortization. The carrying value of goodwill less accumulated amortization was $10,861,300 and $6,872,000 in 1997 and 1996, respectively. These assets are being amortized over various periods ranging from 8 to 40 years.

The Company periodically evaluates whether events and circumstances have occurred that may affect the estimated useful life of its goodwill and other long-lived assests. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, an impairment loss would be recognized. No such impairment has been recognized for the year ended September 30, 1997.

NET INCOME PER SHARE
Net income per share is computed by dividing net in come by the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Fully diluted and primary net income per share amounts are approximately equivalent for the years presented. Weighted average common shares and per share computations have been restated retroactively for the two-for-one stock split effective April 1, 1996.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from reported amounts based upon those assumptions and estimates.

  The Company undertakes significant technological innovation on some of its Long-term Contracts. These contracts involve performance risk which may result in delayed delivery of product and/or in revenue and gross profit variation from difficulties in estimating the ultimate cost of such contracts.

FUTURE ACCOUNTING PRONOUNCEMENTS
In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share". SFASNo. 128 requires all companies whose capital structure includes convertible securities and options to provide dual presentation of basic and diluted earnings per share. The new standard becomes effective beginning with the Company's first quarter ending on December 31, 1997.

  In June 1997, the FASB issued SFASNo. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes requirements for disclosure of comprehensive income and becomes effective for the Company's fiscal year ending September 1999. Reclassification of earlier financial statements for comparative purposes is required.

  In June 1997, the FASB issued SFASNo. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 which requires reported segments to be those used by management to disaggregate a company. The new standard becomes effective for the Company's fiscal year ending September 1999, and requires that comparative information from earlier years be restated.

  The Company anticipates that the effect of adopting SFAS Nos. 128, 130, and 131 will not have a significant impact on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2. INDUSTRY SECTOR AND GEOGRAPHIC INFORMATION:

Customers use the Company's hardware and software products and services to improve product quality, stimulate innovation, and increase machine and worker productivity. MTS sells these products and services in two markets--Mechanical Testing and Simulation (MT&S) and Factory Automation (FA). MT&S customers use the Company's products and services to determine how their products (materials, vehicles, components, or structures) will perform under actual service conditions. FA customers use the Company's instrumentation products to monitor and automate industrial processes and equipment. Financial information by sector follows:

                                                                1997             1996            1995
------------------------------------------------------------------------------------------------------
                                                                    (EXPRESSED IN THOUSANDS)
NET REVENUE
Mechanical Testing & Simulation                            $ 240,706        $ 212,763       $ 190,464
Factory Automation                                            62,774           48,266          43,946
Transfers within and between sectors                              --               --            (279)
------------------------------------------------------------------------------------------------------
Total                                                      $ 303,480        $ 261,029       $ 234,131
------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES
Mechanical Testing & Simulation                            $  28,485        $  15,299       $   9,550
Factory Automation                                             4,227            4,707           4,481
Total                                                      $  32,712        $  20,006       $  14,031
======================================================================================================

IDENTIFIABLE ASSETS
Mechanical Testing & Simulation                            $ 189,727        $ 165,110       $ 161,678
Factory Automation                                            46,194           38,670          36,048
Eliminations between sectors                                 (19,789)         (16,384)         (8,226)
------------------------------------------------------------------------------------------------------
Total                                                      $ 216,132        $ 187,396       $ 189,500
======================================================================================================

OTHER SECTOR DATA
Mechanical Testing & Simulation:
Capital expenditures                                       $  10,614        $   6,198       $   6,319
Depreciation                                                   5,979            5,706           5,456
Amortization                                                     379              380             417
------------------------------------------------------------------------------------------------------
Factory Automation:
Capital expenditures                                       $   1,787        $   1,803       $   1,243
Depreciation                                                   1,532            1,216           1,086
Amortization                                                     667              518             258
======================================================================================================

A geographic summary of the Company's operations and related year-end asset information for the three years ended September 30, 1997 follows:

                                                                               International
                                                            ---------------------------------------------------
                                              United                                                    Elimi-       Consoli-
                                              States        Far East        Europe         Other       nations          dated
------------------------------------------------------------------------------------------------------------------------------
                                                                         (EXPRESSED IN THOUSANDS)
OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1997

Net revenue                                 $143,913        $ 74,710       $66,905       $17,952      $     --       $303,480
Transfers between
geographic areas(1)                              825          26,988        27,927            --       (55,740)            --
------------------------------------------------------------------------------------------------------------------------------
Total                                       $144,738        $101,698       $94,832       $17,952      $(55,740)      $303,480
==============================================================================================================================
Income (loss) before income taxes           $ 17,327        $ 13,600       $(1,481)      $ 3,266      $     --       $ 32,712
==============================================================================================================================

OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1996

Net revenue                                 $128,593        $ 54,392       $63,023       $15,021      $     --       $261,029
Transfers between
geographic areas(1)                            2,513          18,411        21,499             3       (42,426)            --
------------------------------------------------------------------------------------------------------------------------------
Total                                       $131,106        $ 72,803       $84,522       $15,024      $(42,426)      $261,029
==============================================================================================================================
Income before income taxes                  $ 10,690        $  2,208       $ 3,876       $ 3,232      $     --       $ 20,006
==============================================================================================================================

OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1995

Net revenue                                 $125,659        $ 42,032       $54,634       $11,806      $     --       $234,131
Transfers between
geographic areas(1)                            1,256          16,620         9,998           585       (28,459)            --
------------------------------------------------------------------------------------------------------------------------------
Total                                       $126,915        $ 58,652       $64,632       $12,391      $(28,459)      $234,131
==============================================================================================================================
Income (loss) before income taxes           $ 15,046        $   (192)      $(1,955)      $ 1,132      $     --       $ 14,031
==============================================================================================================================

IDENTIFIABLE ASSETS
AT SEPTEMBER 30

1997                                        $198,055        $ 11,335       $50,670       $  266       $(44,194)      $ 216,132
1996                                         174,507          12,060        42,098          175        (41,444)        187,396
1995                                         164,341          12,895        51,708          311        (39,755)        189,500
==============================================================================================================================

(1) TRANSFERS BETWEEN GEOGRAPHIC AREAS ARE MADE AT PRICES WHICH ALLOW APPROPRIATE MARKUP TO THE MANUFACTURING OR SELLING UNIT.

No individual country, other than the United States, exceeded 10% of consolidated revenues on a recurrent annual basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

3. FINANCING:

Long-term debt as of September 30 follows:

                                                                          1997                     1996
--------------------------------------------------------------------------------------------------------
                                                                          (EXPRESSED IN THOUSANDS)
4.7% Note, unsecured, due in April 2001                               $    882                 $     --

7.8% Mortgage, due in October 2015, collateralized by building           6,287                    7,413

6.7% Note, unsecured, due in April 1997                                     --                    2,296

5.5% Note, unsecured, due in September 2000                              1,315                    2,064

Other                                                                       25                        7
--------------------------------------------------------------------------------------------------------
TOTAL                                                                 $  8,509                 $ 11,780

LESS CURRENT MATURITIES                                                   (920)                  (3,030)
--------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                                  $  7,589                 $  8,750
========================================================================================================

Aggregate annual maturities of long-term debt for the next five fiscal years are as follows: 1998--$920,000; 1999--$874,000; 2000--$808,000; 2001--$363,000;
2002--$225,000 and $5,319,000 thereafter. The carrying value of the Company's long-term debt at September 30, 1997, approximates the fair value at current interest rates offered to the Company for debt with the same remaining maturities.

  The Company has credit agreements with two domestic banks totaling $20,000,000. One credit agreement, for $5,000,000, permits the Company to issue domestic and Euro-currency notes. The other credit agreement, for $15,000,000, permits the Company to issue domestic notes, Euro-currency notes, and banker's acceptances. As part of the same credit agreement, the bank has agreed to issue term loans up to a maximum of $15,000,000 until September 30, 1998. This agreement provides for repayment of these term loans through September 2000. The Company compensates both banks with loan commitment fees for the unused portion of the credit lines. The Company also has four uncommitted lines of credit with banks that total $40,000,000. In addition, the Company has standby letter-of-credit lines totaling $50,000,000. At September 30, 1997, standby letters of credit outstanding totaled $18,938,000.

  Under the terms of its credit agreements, the Company has agreed, among other matters, that (a) its defined cash flow or fixed charge coverage will exceed a defined minimum level; (b) its interest bearing debt will not exceed a defined percentage of total capital; (c) its tangible net worth will exceed a defined minimum amount; and (d) repurchases of its common stock will not exceed a maximum amount. At September 30, 1997, tangible net worth exceeded the defined minimum amount by $14,741,000 and the Company had $15,140,000 available for repurchases of its common stock. The Company was in compliance with the terms and covenants of its credit agreements and its lines of credit at September 30, 1997.

  Information on short-term borrowings for the years ended September 30 follows:

                                                                          1997              1996          1995
---------------------------------------------------------------------------------------------------------------
                                                                               (EXPRESSED IN THOUSANDS)
Balance outstanding at September 30                                   $  4,356          $     56      $ 10,475

Average balance outstanding                                             11,903             3,282        22,286

Maximum balance outstanding                                             23,458            11,223        26,642

Year-end interest rate                                                    6.0%              7.0%          7.0%

Weighted-average interest rate                                            6.0%              6.9%          6.5%
---------------------------------------------------------------------------------------------------------------

4. INCOME TAXES:

The provision for income taxes for the years ended September 30 consisted of:

                                                                                       1997            1996        1995
-------------------------------------------------------------------------------------------------------------------------
                                                                                          (EXPRESSED IN THOUSANDS)
Current payable (receivable):
Federal                                                                             $ 7,389         $ 3,717       $3,211
State                                                                                   835             499          662
Foreign                                                                               3,568           1,830         (295)

Deferred                                                                                 57            (149)          (8)
-------------------------------------------------------------------------------------------------------------------------
Total provision                                                                     $11,849         $ 5,897       $3,570
-------------------------------------------------------------------------------------------------------------------------
A reconciliation from the Federal statutory income tax rate to the Company's effective rate for the years ended September 30 follows:

                                                                                       1997            1996         1995
=========================================================================================================================
Statutory rate                                                                           35%             35%          35%
Tax benefit of Foreign Sales Corporation                                                 (2)             (5)          (7)
Foreign provision in excess of U.S. tax rate                                              3               2           --
State income taxes, net of Federal benefit                                                2               2            3
Research and development tax credits                                                     (2)             (3)          (7)
Other, net                                                                               --              (2)           1
-------------------------------------------------------------------------------------------------------------------------
Effective rate                                                                           36%             29%          25%
-------------------------------------------------------------------------------------------------------------------------

DEFERRED TAX ASSET:
                                                                                       1997                         1996
=========================================================================================================================
                                                                                              (EXPRESSED IN THOUSANDS)

Accrued compensation and benefits                                                   $ 1,703                       $1,446
Inventory reserves                                                                    2,088                        1,586
Allowance for doubtful accounts                                                         301                          248
Other assets                                                                            (15)                         (20)
-------------------------------------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSET                                                            $ 4,077                       $3,260
=========================================================================================================================

DEFERRED TAX LIABILITY:
                                                                                       1997                         1996
=========================================================================================================================
Property and equipment                                                              $ 4,445                       $4,998
-------------------------------------------------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITY                                                          $   368                       $1,738
=========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

5. STOCK OPTIONS:

The Company has made certain stock-based awards to its officers, non-employee directors, and key employees under various stock plans. Awards under these plans can include incentive stock options (qualified), non-qualified stock options, stock appreciation rights, restricted stock, deferred stock, and other stock-based and non stock-based awards.

  At September 30, 1997, the Company had awarded only incentive stock options and non-qualified stock options. These were granted at exercise prices that are 100% of the fair-market value at the day of grant. Beginning one year after grant, the options generally can be exercised proportionately each year for periods of three, four, or six years, as defined in the respective plans. Options currently expire no later than seven years from the grant date, as defined.

  Option holders may exercise options by delivering Company stock already owned, cash, or a combination of stock and cash. The shares tendered in the exchange are cancelled and, therefore, reduce shares issued. During 1997 and 1996, option holders exchanged 38,633 and 52,189 shares, respectively, of the Company's stock in payment of options exercised. (All share and share price data herein have been restated retroactively for the two-for-one stock split, effective April 1, 1996.)


A summary of the status of the Company's stock option plans as of September 30, 1995, 1996, and 1997, and changes during the years ending on those dates follows:

                                                  1995                         1996                         1997
-----------------------------------------------------------------------------------------------------------------------
                                           SHARES       WAEP*           SHARES        WAEP*         SHARES        WAEP*
-----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year              969     $12.20             1,078      $12.21             982      $14.23
-----------------------------------------------------------------------------------------------------------------------
Granted                                       260     $11.65               321      $16.28             304      $21.44
-----------------------------------------------------------------------------------------------------------------------
Exercised                                     (88)    $10.62              (394)     $10.46            (308)     $13.56
-----------------------------------------------------------------------------------------------------------------------
Forfeited                                     (63)    $12.06               (23)     $12.73             (18)     $15.73
-----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                  1,078     $12.21               982      $14.23             960      $16.70
-----------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end               657     $11.68               463      $13.53             447      $15.18
-----------------------------------------------------------------------------------------------------------------------

SHARES IN THOUSANDS
*WEIGHTED-AVERAGE EXERCISE PRICE


The following table summarizes information concerning outstanding and exercisable options as of September 30, 1997:

                                                        OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------------------------------------------------
                                              WEIGHTED AVERAGE             WEIGHTED                                   WEIGHTED
RANGE OF                      NUMBER                 REMAINING              AVERAGE                NUMBER              AVERAGE
EXERCISE PRICES          OUTSTANDING          CONTRACTUAL LIFE*      EXERCISE PRICE           EXERCISABLE       EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------------------
$11.56-14.38                     245                       3.3              $ 11.81                   164              $ 11.80
-------------------------------------------------------------------------------------------------------------------------------
$14.50-15.88                     145                       3.1              $ 15.85                   143              $ 15.86
-------------------------------------------------------------------------------------------------------------------------------
$16.25                           265                       3.3              $ 16.25                    85              $ 16.25
-------------------------------------------------------------------------------------------------------------------------------
$19.38-30.75                     305                       4.3              $ 21.40                    55              $ 21.88
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                            960                       3.6              $ 16.70                   447              $ 15.18
===============================================================================================================================

SHARES IN THOUSANDS
*IN YEARS


These options will expire if not exercised at specific dates ranging from January 1998 to August 2002. Prices for options exercised during the three-year period ended September 30, 1997 ranged from $10.46 to $13.56.

  In January 1992 the Company's shareholders authorized an Employee Stock Purchase Plan (the Purchase Plan), whereby 500,000 shares of the Company's common stock were reserved for sale to employees until April 2002. Participants in the 1997 and 1996 phases, all at dates specified in the Purchase Plan, were issued 41,684 shares in 1997, and 49,539 shares in 1996. During 1997, participants subscribed to purchase 51,537 shares at 85% of market price for issuance in 1998.

PRO FORMA INFORMATION: The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options. Under this pronouncement, no compensation expense is recognized in the Company's financial statements because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. However, Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models to estimate compensation expense from the granting of employee stock options and to present the pro forma effect of such expense on reported net income and earnings per share.

  SFAS No. 123 requires this information be determined as if the Company had accounted for employee stock options granted in fiscal years beginning subsequent to December 31, 1994 under the fair value method of that statement. The fair value of options granted in 1997 and 1996 reported below has been estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

                                       1997              1996
-------------------------------------------------------------
Expected life (in years)               2.1               2.1
Risk-free interest rate                5.8%              5.8%
Volatility                             .49               .50
Dividend yield                         1.2%              1.9%
-------------------------------------------------------------

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models required the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because change in the subjective input assumptions can affect materially the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during 1997 and 1996 was $21.08 and $16.28 per share, respectively.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share data):

                                        1997             1996
--------------------------------------------------------------
Pro forma net income               $  20,020          $13,556
Pro forma earnings per share       $    2.11          $  1.42
--------------------------------------------------------------

The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS No. 123 is applicable only to options granted in fiscal years subsequent to December 31, 1994, the pro forma effect will not be fully reflected until 2002.

6. EMPLOYEE BENEFIT PLANS:

The Company's profit sharing plan functions as a retirement program for most U.S. and certain international employees. Employees who have completed 1,000 hours of service during the plan year are eligible to participate. The formula for calculating the Company's contribution is approved annually by the Board of Directors and is based primarily on operating results for the year, before management variable compensation. The plan provides for a minimum contribution of 4% of participant compensation, as defined, up to the social security taxable wage base, and 8% of participant compensation in excess of the taxable wage base up to the maximum profit sharing contribution allowed by federal law, so long as the entire contribution calculation does not exceed pretax income. The contributions were 4.4% of participant compensation in 1997 and 4.3% in 1996 and 1995, respectively. The provisions for profit sharing were $3,163,000 in 1997, $2,338,000 in 1996, and $2,132,000 in 1995, and are distributed among the various operating expenses shown in the accompanying Consolidated Statements of Income.

  Two of the Company's international subsidiaries have noncontributory, unfunded retirement plans for eligible employees. These plans provide benefits based on the employee's years of service and compensation during the years immediately preceding retirement, early retirement, termination, disability, or death, as defined in the respective plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

The expenses for these plans consist of the following components:

                                                                                       1997             1996            1995
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            (EXPRESSED IN THOUSANDS)
Service cost-benefit earned during the period                                       $   327            $ 360          $  395
Interest cost on projected benefit obligation                                           269              261             278
Net amortization and deferral                                                            29                5              40
-----------------------------------------------------------------------------------------------------------------------------
NET PERIODIC PENSION COST                                                           $   625            $ 626          $  713
=============================================================================================================================


The status of the Company's benefit plans and the amounts recognized in the consolidated financial statements are:
                                                                                       1997                             1996
=============================================================================================================================
                                                                                            (EXPRESSED IN THOUSANDS)

ACTUARIAL PRESENT VALUE:
Accumulated benefit obligation:
Vested                                                                              $ 3,332                           $3,135
Nonvested                                                                               575                              552
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                               $ 3,907                           $3,687
=============================================================================================================================
Projected benefit obligation                                                          4,723                            4,532
Unrecognized net gain                                                                   464                              822
Unrecognized net liability being amortized                                             (528)                            (631)
Adjustment required to recognize minimum liability                                       29                               86
-----------------------------------------------------------------------------------------------------------------------------
ACCRUED PENSION LIABILITY                                                           $ 4,688                           $4,809
=============================================================================================================================


Major assumptions at year-end are:
-----------------------------------------------------------------------------------------------------------------------------
Discount rate                                                                    3.5 to 6.5%                      3.5 to 7.0%
Rate of increase in future compensation levels                                          3.0%                             3.0%
=============================================================================================================================

7. ACQUISITIONS:

In fiscal 1995 the Company acquired three entities. The Company acquired the stock of PowerTek, Inc. for an initial cash payment and a contingent future payment. The transaction was accounted for by the purchase method of accounting. PowerTek became a wholly-owned subsidiary and conducts business as MTS-PowerTek, Inc. The Company also completed transactions to exchange shares of its common stock for all the outstanding shares of Gull Engineering, Inc. and Incon Corporation. Both transactions were accounted for as poolings of interests. These companies were absorbed into existing operating units of the Company.

  In fiscal 1997 the Company acquired the stock of Bregenhorn-Butow & Co., Freiburg, Germany (name subsequently changed to Custom Servo Motors Antriebstechnik GmbH & Co. KG), a privately held supplier of low power, electronic servo motors and drives, for cash and debt. The transaction was accounted for by the purchase method of accounting.

  Financial data for prior periods were not restated for the acquisitions by pooling of interests as neither assets nor operations were material, individually or in total, to the Company's Consolidated Financial Statements.

REPORTS ON CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO MTS SYSTEMS CORPORATION:

We have audited the accompanying consolidated balance sheets of MTS Systems Corporation (a Minnesota corporation) and Subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTS Systems Corporation and Subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.


                                           ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
   November 21, 1997



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


Donald M. Sullivan
Chairman, Chief Executive Officer,
and President

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

Linda Hall Whitman, Ph.D
PRESIDENT,
CERIDIAN PERFORMANCE PARTNERS



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

Thomas J. Minneman
TREASURER

Werner Ongyert
VICE PRESIDENT/EUROPE

J. Howell Owens
VICE PRESIDENT

Richard S. White
VICE PRESIDENT/ASIA PACIFIC



DIVISIONAL OFFICERS

William G. Anderson
PRESIDENT, CUSTOM SERVO
MOTORS INC.

Frank G. Arcella
PRESIDENT, AEROMET CORPORATION

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

Transfer Agent
NORWEST BANK MINNESOTA, N.A.
SOUTH ST. PAUL, MN
SHAREHOLDER ASSISTANCE:
800-468-9716

General Counsel
LINDQUIST & VENNUM PLLP
MINNEAPOLIS, MN

Patent Counsel
WESTMAN, CHAMPLIN & KELLY
MINNEAPOLIS, MN

Auditors
ARTHUR ANDERSEN LLP
MINNEAPOLIS, MN



NOTICE OF ANNUAL MEETING

The annual meeting of stockholders will be held at 4:00 p.m. (Central Standard
Time) on Tuesday, January 27, 1998 at the Company's Headquarters in Eden Prairie, Minnesota.

STOCKHOLDERS WHO CANNOT ATTEND THE MEETING ARE URGED TO EXERCISE THEIR RIGHT TO VOTE BY PROXY. A PROXY CARD, A PROXY STATEMENT, AND A RETURN ENVELOPE ARE ENCLOSED FOR THIS PURPOSE.



10-K REPORT

Copies of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, are available on request without charge from Marketing Communications
MTS Systems Corporation
14000 Technology Drive
Eden Prairie, Minnesota
55344-2290.
Telephone 612-974-6073



COMMON STOCK

MTS Systems Corporation's common stock publicly trades on The Nasdaq Stock Market's National Market under the symbol "MTSC".



FOR NEWS RELEASES AND OTHER INFORMATION

Our latest news releases are available on the World Wide Web at http://www.mts.com. To obtain financial documents including annual reports, 10-K's, and quarterly reports, send a written request to:
Marketing Communications
MTS Systems Corporation
14000 Technology Drive
Eden Prairie, Minnesota
55344-2290.
Telephone 612-974-6073



INVESTOR RELATIONS

Securities analysts, portfolio managers, and representatives of financial institutions seeking information about the Company should direct their inquiries to:
Thomas J. Minneman
Treasurer and Manager of
Investor Relations
MTS Systems Corporation
14000 Technology Drive
Eden Prairie, Minnesota
55344-2290.
Telephone 612-937-4647



TRADEMARKS

MTS, Flat-Trac, TestWare, and TestWorks are registered trademarks, and FlexTest, MaxPlus, Model-in-the-Loop, MotionPlus, MTS Engineering Office, PowerTek, ReNew, and VX-In are trademarks of MTS Systems Corporation. AeroMet is a servicemark of MTS Systems Corporation. Microsoft and Windows are trademarks of Microsoft Corporation.

                                       36