Form 10-K, Exhibit 13
period 1998-09-30
MTS SYSTEMS CORP
filed 1998-12-22
CIK 68709

EXHIBIT 13


SIX YEAR FINANCIAL SUMMARY
--------------------------------------------------------------------------------
(September 30)

                                                   1998            1997          1996           1995          1994          1993
--------------------------------------------------------------------------------------------------------------------------------
                                       (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBERS OF SHAREHOLDERS AND EMPLOYEES)
OPERATIONS
--------------------------------------------------------------------------------------------------------------------------------
Net revenue                                   $ 339,682       $ 303,480      $261,029      $ 234,131      $200,550     $ 189,499
United States revenue                           182,505         143,913       128,593        125,659       101,747        92,153
International revenue                           157,177         159,567       132,436        108,472        98,803        97,346
Gross profit                                    130,364         121,503       106,104         91,638        79,840        78,882
Income before income taxes                       31,473          28,380(1)     20,006         14,031        12,629        14,937
Net income                                       20,766          18,209(1)     14,109         10,461         8,659        10,382
Net income per share, diluted basis                1.08             .96(1)        .74            .58           .46           .57
Research and development expense                 21,930          17,511        17,696         13,733        12,645        13,697
Net interest expense                              1,948           1,125         1,123          2,424         1,860         1,207
Depreciation and amortization                     9,715           8,557         7,820          7,217         6,214         5,648

FINANCIAL POSITION
--------------------------------------------------------------------------------------------------------------------------------

Current assets                                $ 193,593       $ 152,805      $130,382      $ 131,589      $123,206     $ 123,445
Current liabilities                             105,214          79,479        60,834         67,014        66,361        66,961
Current ratio                                     1.8:1           1.9:1         2.1:1          2.0:1         1.9:1         1.8:1
Net working capital                              88,379          73,326        69,548         64,575        56,845        56,484
Property and equipment, net                      67,737          50,419        48,090         48,490        47,368        37,254
Total assets                                    298,448         216,132       187,396        189,500       175,708       165,716
Interest bearing debt                            74,682          12,865        11,836         22,965        23,851        33,299
Shareholders' investment                        143,036         124,619       112,814        106,677       100,046        93,011
Shareholders' investment per share                 7.70            6.82          6.15           5.80          5.48          5.12

OTHER STATISTICS AND RATIOS
--------------------------------------------------------------------------------------------------------------------------------

Diluted shares outstanding(2)                    19,252          18,956        19,106         18,180        18,672        18,288
Number of common shareholders of record           1,760(3)        1,575         1,523          1,395         1,394         1,400
Number of employees                               2,272           1,981         1,725          1,612         1,557         1,447
New orders                                    $ 332,998       $ 356,123      $282,753      $ 245,919      $195,260     $ 178,786
Backlog of orders                             $ 175,439       $ 175,841      $120,481      $  98,757      $ 84,591     $  88,731
Gross profit percent                              38.4%           40.0%         40.6%          39.1%         39.8%         41.6%
Research and development costs
as a percent of net revenue                        6.5%            5.8%          6.8%           5.9%          6.3%          7.2%
Net income as a percent of net revenue             6.1%            6.0%(1)       5.4%           4.5%          4.3%          5.5%
Effective tax rate                                  34%             36%           29%            25%           31%           30%
Interest bearing debt to shareholders'
investment percent                                  52%             10%           10%            22%           24%           36%
Return on average net assets(4)                   20.9%           22.9%(1)      17.2%          12.9%         11.6%         16.3%
Return on beginning
shareholders' investment per share                15.8%           15.6%(1)      12.8%          10.5%          9.0%         11.9%
Cash dividends paid per share                 $     .24       $     .20      $    .16      $     .14      $    .14     $     .12
--------------------------------------------------------------------------------------------------------------------------------

(1) EXCLUDES AN AFTER-TAX GAIN OF $2,654,000 FROM THE SALE OF LAND IN MAY 1997, WHICH IS EQUAL TO $.14 PER SHARE

(2) PRESENTED ON A WEIGHTED AVERAGE BASIS OF COMMON SHARES ASSUMING CONVERSION OF POTENTIAL COMMON SHARES DURING EACH YEAR AFTER RETROACTIVE ADJUSTMENTS FOR ISSUED SHARES, FOR STOCK SPLITS AND FOR REDUCTION OF SHARES FROM TREASURY STOCK PURCHASES (IN THOUSANDS OF SHARES).

(3) ON DECEMBER 1, 1998, THERE WERE 1,760 COMMON SHAREHOLDERS OF RECORD, WITH ANOTHER ESTIMATED 2,000 BENEFICIAL SHAREHOLDERS WHOSE STOCK IS HELD BY NOMINEES OR BROKER DEALERS.

(4) (INCOME BEFORE INCOME TAXES PLUS NET INTEREST EXPENSE) DIVIDED BY (AVERAGE QUARTERLY ASSETS MINUS NON-INTEREST BEARING LIABILITIES).

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
BACKLOG/NEW ORDERS
                                                1998          1997          1996
--------------------------------------------------------------------------------
                                                     (EXPRESSED IN THOUSANDS)
New Orders:
  North America*                          $  179,779     $ 186,155     $ 139,725
  International                              153,219       169,968       143,028
--------------------------------------------------------------------------------
Total                                     $  332,998       356,123     $ 282,753
--------------------------------------------------------------------------------
Backlog                                   $  175,439       175,841     $ 120,481
================================================================================
*INCLUDES U.S. AND CANADA

1998 new orders of $333.0 million were down 6% from 1997 but represented a 18% increase over 1996. 1997 orders included a $18.5 million contract for a large crash simulation system and 1996 orders included a $23.3 million earthquake simulator. There were no orders over $10 million in 1998.
  In 1998, the Mechanical Test and Simulation sector (MT&S) new orders of $254.6 million decreased 13% from 1997 but represented a 9% increase over 1996. Orders from the ground vehicle industry and for civil engineering applications were particularly strong in 1997 and 1996 but declined in 1998 due to the Asian situation and the Japan recession. Solid growth in our materials business and specialty entertainment projects partially offset the loss of business in Asia and Japan.
  The Factory Automation sector (FA) new orders in 1998 of $78.4 million increased 24% over the prior year (70% of the increase from the acquisition of Performance Controls, Inc. [PCI]) and represented a 63% increase over 1996. About 17% of the order growth in 1997 came from the acquisition of Bregenhorn-Butow & Co., (BB & Co.). The European and Japanese markets for FA products reflected solid growth in local currencies but were affected in translation due to the strengthening dollar. Orders for industrial automation applications (servo motors, amplifiers, and motion controllers) and industrial sensors were affected, in 1998, by a soft domestic market.
  North American orders decreased 3% in 1998, but increased 33%, in 1997, and 1% in 1996. International orders decreased 10% in 1998 but increased 19% in 1997, and 32% in 1996. See Geographic Analysis of New Orders (below) for the percentage breakdown by geographic area. See Foreign Currencies Effects (page
19) for the impact on orders due to changing foreign currency rates.
  The backlog of undelivered orders at September 30, 1998 amounted to $175.4 million, which was about flat with the prior year. The order backlog at the end of 1997 had increased 46% from 1996 as a result of the record new orders received in 1997. Approximately 10% of the orders in backlog have delivery dates beyond fiscal 1999.

NET REVENUES
                                                1998          1997          1996
--------------------------------------------------------------------------------
                                                    (EXPRESSED IN THOUSANDS)
United States                             $  182,505      $143,913     $ 128,593
International                                157,177       159,567       132,436
--------------------------------------------------------------------------------
Total                                     $  339,682      $303,480     $ 261,029
================================================================================

Record 1998 net revenues of $339.7 million were up 12% from the prior year and represented a 30% increase over 1996 revenues. For 1998, MT&S revenues of $265.6 million increased 10% from 1997 and represented a 25% increase over 1996 revenues. FA revenues in 1998 of $74.1 million increased 18% over the previous year and represented a 53% increase over 1996 revenues (the PCI acquisition in 1998 represented 78% of the 1998 growth). For industry sector and geographic information, see Note 2 of "Notes to Consolidated Financial Statements." See Foreign Currencies Effects (page 19) for impact on revenues due to changing foreign currency rates.
  Revenues in the United States increased over the prior years: 27% in 1998, 12% in 1997, and 2% in 1996. The domestic market, which was strong in 1997 for most of the Company's business segments, softened somewhat for our FA sector and certain niches of our MT&S sector in 1998.The domestic market was soft in 1996. International revenues decreased 1% in 1998 and increased 20% in 1997, and 22% in 1996. International revenues grew at a faster rate in 1997 and 1996 reflecting improved economic conditions which began late in 1995. In 1998, the Asian economies and Japan were in a deep recession which caused the decline in revenues between years. Europe continued to show recovery from its low point in 1995.
  The MT&S sector revenue increases for 1998 and 1997 reflected positive worldwide demand from our ground vehicle customers, solid growth in our entertainment projects niche, a strong market for aftermarket sales of accessories and services, and, in 1998, an improvement in market share for our materials test business. Our civil engineering structural test business which was strong in 1997 declined in 1998 due to the Asian situation.
  The FA sector revenue increase for 1998 reflected good growth in demand from European original equipment manufacturers for our sensor products and the PCI acquisition. The demand for our servo motor, amplifier, and motion control products was soft for most of 1998 but strengthened in the fourth quarter.
  Selective price increases and decreases were implemented in all three years. However, the overall impact of pricing changes did not have a material effect on reported revenue volume.

GEOGRAPHIC ANALYSIS OF NEW ORDERS
                                     1998      1997      1996      1995     1994
--------------------------------------------------------------------------------
North America                         54%       52%       49%       57%      52%
--------------------------------------------------------------------------------
Europe/Africa/Middle East             30        28        22        25       21
--------------------------------------------------------------------------------
Asia Pacific/Japan                    14        18        26        17       26
--------------------------------------------------------------------------------
Latin America/Rest of the World        2         2         3         1        1
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

GROSS PROFIT
                                                  1998         1997         1996
--------------------------------------------------------------------------------
                                                   (EXPRESSED IN THOUSANDS)
Gross Profit                                $  130,364    $ 121,503    $ 106,104
================================================================================
% of Net Revenue                                 38.4%        40.0%        40.6%
================================================================================

The gross profit percentage for 1998 decreased to 38.4% from 40.0% in 1997. The decrease was principally caused by a higher revenue content of "specialty" projects that are sold at a lower gross margin than in our core automotive and material test business, and a high unfavorable overhead manufacturing variance caused by increased expenses and lost direct labor due to training associated with our new enterprise-wide financial and operating software system.
  The small decrease in the gross profit percentage in 1997 compared to 1996 was due to higher continuing product engineering costs in the MT&S sector, associated with enhancing current product offerings, and a material cost problem at our FA plants in Germany.

RESEARCH AND DEVELOPMENT EXPENSE
                                                    1998        1997        1996
--------------------------------------------------------------------------------
                                                     (EXPRESSED IN THOUSANDS)
R & D Expense                                   $ 21,930    $ 17,511    $ 17,696
================================================================================
% of Net Revenue                                    6.5%        5.8%        6.8%
================================================================================

The Company provides funds for product, system and application developments (R&D) in both the MT&S and FA sectors. The majority of the R&D expenditures in all three years were for new systems and system components such as software, controls and mechanical products; new measurement products; servo motors and amplifiers; and accessories. 1998 product introductions included low-force actuators, a family of quiet hydraulic pumps, wheel force transducers, a microforce material testing system, and an array of bio-mechanical testing products.
  The R&D as a percentage of net revenue reflected above are representative of the ratio range the Company normally commits to in its annual planning process. A shift of some MT&S engineering personnel from R&D to continuing product engineering caused the R&D expense and ratio reduction in 1997 versus 1996. Accelerated development programs in both the MT&S and FA sectors and a shift from customer funded development caused the higher percentages in 1998 and 1996.
  The Company also undertakes "first of their kind" system level development efforts as part of its custom projects sold to customers. The cost of these efforts is reported as cost of revenue. The combination of internally funded R&D and these customer funded system innovations typically approximates about 10% of net revenue.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
                                                   1998         1997        1996
--------------------------------------------------------------------------------
                                                    (EXPRESSED IN THOUSANDS)
Selling Expense                               $  51,905     $ 52,229    $ 48,260
General &
Administrative Expense                           23,254       20,898      17,260
--------------------------------------------------------------------------------
Total                                         $  75,159     $ 73,127    $ 65,520
================================================================================
% of Net Revenue                                  22.1%        24.1%       25.1%
================================================================================

Selling and General & Administrative (SG&A) expenses for 1998 as a percentage of net revenue was 2.0 percentage points lower than 1997 and 3.0 percentage points lower than 1996. Full year spending for 1998 totaled $75.2 million, which represented a $2.0 million (3%) increase over 1997 and a $9.7 million (15%) increase over 1996.
  All three years were similar in that cost control and alignment of existing resources with markets having the greatest potential were heavily emphasized during the annual planning process. New investments were made based on evaluations as to how to serve our markets better or to support long-term business strategies. Specific expenses in the selling category are variable, such as commissions, and increased significantly in 1997 due to record new orders. SG&A expenses of newly acquired companies represented $1.1 million of the expense increase in 1998 and $1.9 million of the increase in 1997.

INCOME
                                                     1998        1997       1996
--------------------------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
Income Before
Income Taxes                                    $  31,473     $32,712   $ 20,006
================================================================================
% of Net Revenue                                     9.3%       10.8%       7.7%
================================================================================
Net Income                                      $  20,766     $20,863   $ 14,109
================================================================================
% of Net Revenue                                     6.1%        6.9%       5.4%
================================================================================
Effective Tax Rate                                  34.0%       36.2%      29.5%
================================================================================
Return On Beginning
Shareholder's Investment
Per Share                                           15.8%       17.9%      12.8%
================================================================================
Basic Earnings Per Share                        $    1.13     $  1.15   $    .76
================================================================================
Diluted Earnings Per Share                      $    1.08     $  1.10   $    .74
================================================================================

Income before Income Taxes (pretax income) in 1998 increased $3.1 million or 11% from 1997 (1997 pretax income excluding the $4.3 million land sale gain amounted to $28.4 million or 9.4% of net revenue), and represented a $11.5 million or 57% increase over 1996. The improved pretax income percentage in both 1998 and 1997 compared to 1996 reflects revenue growth that was achieved with lower operating expense ratios. The MT&S pretax income of $24.6 million, in 1998, was slightly better than

1997 pretax (excluding the $4.3 million land sale gain). FA pretax operating income increased 64% to $6.9 million from 1997. FA pretax operating income had decreased 9% in 1997 from 1996 which was primarily caused by integration costs associated with the BB & Co. acquisition, higher development costs for new and expanded uses of our industrial sensors products, and a material cost problem at our plants in Germany. (See Note 2 of "Notes to Consolidated Financial Statements").
  Net income increased $2.6 million or 14% from 1997 (excluding the gain from the sale of land which amounted to $2.7 million after taxes, or $.14 per diluted share) and represented a $6.7 million or 47% increase over 1996.
  The effective tax rate is influenced by the level of tax credits available from the Company's Foreign Sales Corporation and qualified Research and Development expense; and on the level of foreign sourced income which is taxed at a higher rate than domestic sourced income. See Note 4 of "Notes to Consolidated Financial Statements" for the reconciliation between the federal statutory and effective income tax rates and other related tax information.

FOREIGN CURRENCIES EFFECTS

The Company is exposed to market risk from changes in foreign currency exchange rates which can affect its results from operations and financial condition. To minimize the risk, the Company manages exposure to changes in foreign currency rates through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments, principally forward exchange contracts. Foreign exchange contracts are used to hedge the Company's overall exposure to exchange rate fluctuations, since the gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged.
  Approximately 50% of the Company's revenue occurs outside of the United States and about 65% (approximately 30% of the Company's net revenue) of these revenues are denominated in currencies other than the U.S. dollar. As a result, a strengthening of the U.S. dollar decreases translated foreign currency denominated revenues and earnings. Conversely, weakening of the U.S. dollar has the reverse impact on revenues and earnings. During 1998, 1997 and 1996, the U.S. dollar was generally stronger against other major currencies. Gains and losses attributed to translating the financial statements for all non-U.S. subsidiaries and the gains and losses on forward exchange contracts used to hedge these exposures, are included in other expense (income).
  The total effect of foreign exchange rate fluctuations on translation of orders, revenues, and net income plus transaction gains and losses reported in other expense (income) is set forth in the following table:

                                                    1998        1997        1996
--------------------------------------------------------------------------------
                                                   (EXPRESSED IN THOUSANDS)
Increase (Decrease)
from Translation:
   Orders                                     $ (10,838)   $(13,150)   $ (8,980)
   Revenues                                      (6,704)     (8,852)     (4,921)
   Net Income                                      (236)       (237)        (66)
================================================================================
Transaction Gain in
"Other Expense (Income)"                      $    2,340   $   1,266   $     104
================================================================================

LIQUIDITY AND CAPITAL RESOURCES
                                                   1998         1997        1996
--------------------------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
Total Interest
Bearing Debt                                  $   74,682    $ 12,865   $  11,836
% of Total
Capitalization                                     34.3%        9.4%        9.5%
================================================================================
Shareholders'
Investment                                    $  143,036    $124,619   $ 112,814
================================================================================
Per Share                                     $     7.70    $   6.82   $    6.15
================================================================================

At September 30, 1998, the Company's capital structure was comprised of $29.4 million of current debt, $45.3 million of long-term debt and $143.0 million of shareholders' investment. The ratio of total debt to total capitalization was 34.3% compared to 9.4% at September 30, 1997.
  Total debt increased $61.8 million during 1998 to $74.7 million. This resulted from a $23.8 million increase in notes payable to banks, and a $37.7 million increase in long-term debt.
  The increase in notes payable to banks principally financed an increase in the Company's working capital needs in 1998. The long-term debt increased as a result of the Company's $35 million private placement of long-term notes. Proceeds of the private placement were used to fund acquisitions made by the Company in 1998 and to fund the Company's investment in an enterprise-wide data processing system.
  In May 1998, the Company amended its multi-currency revolving credit facility with its principal bank, increasing the commitment to $35 million, and extending the commitment to September 2001. There was $20.8 million outstanding under this facility at September 30, 1998. Additionally, the Company has an additional $35 million of uncommitted lines of credit, of which $8 million was outstanding at year end.
  Shareholders' investment increased $18.4 million in 1998 to $143.0 million. The increase was primarily due to an increase in retained earnings of $20.8 million from current year net earnings and $3.2 million from the Company's employee stock option and purchase plans. These increases were offset by $4.4 million of dividend payments and $1.2 million of treasury stock purchases.
  The Company believes that the combination of present capital resources, internally generated funds, and unused financing sources will be adequate to finance on-going operations, allow for reinvestment in the business and strategic acquisitions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

CASH FLOWS

During 1998 operating activities used $5.0 million of cash, compared with $9.6 million that was generated in 1997 and $36.1 million in 1996. The decrease in cash generated in 1998 was largely due to increased accounts receivable from strong shipments in the fourth quarter. Major uses of cash included $29.0 million for acquisition of businesses, $24.1 million for additions to property and equipment, and $4.4 million of dividend payments.
  Capital expenditures for property and equipment additions totaled $24.1 million in 1998, $12.4 million in 1997, and $7.4 million in 1996. Significant additions in 1998 were associated with an enterprise-wide financial and operations software system.
  Capital spending in 1999 is planned to be about $12 million. The Company anticipates that 1999 capital expenditures will be financed primarily with funds from operations.

DIVIDENDS

The Company's dividend policy is to maintain a payout ratio which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The Company's dividend payout ratio target is about 25 percent of earnings per share. The current quarterly dividend of 6 cents per share equates to 26 percent of the 1996 through 1998 average net earnings per share.

SHARE REPURCHASE PLAN

In 1998, the Company repurchased 76,000 shares of common stock on the open market for $1.2 million, at an average cost of $15.56 per share. The Company repurchased 698,130 shares in 1997 for $7.6 million, at an average cost of $10.91 per share. The Company's purpose for share repurchases is to offset the dilutive effect of shares of common stock issued from the Company's stock option and stock purchase plans, and for other corporate stock-based programs. During the past two years, the Company issued 1,000,000 shares of its common stock from these stock option and stock purchase plans.
  In November 1996, the Company's Board of Directors authorized the repurchase of 1,000,000 shares of common stock in the open market within the Securities and Exchange Commission guidelines. At September 30,1998, 533,780 shares remained available to be repurchased under this authorization.
  The above share amounts have been adjusted for the Company's two-for-one stock split in the form of a 100% stock dividend, effective February 2, 1998.

QUARTERLY STOCK ACTIVITY(1)

The Company's common shares trade on The Nasdaq Stock Market's National Market under the symbol MTSC. The following table sets forth the high, low and volume of shares traded (expressed in thousands) for the periods indicated:

                                        1998                       1997
--------------------------------------------------------------------------------
                                              SHARES                      SHARES
                                HIGH    LOW   TRADED       HIGH     LOW   TRADED
--------------------------------------------------------------------------------
1st Quarter                    20      17 3/8   3049      10 3/4   9 5/8   1574
2nd Quarter                    19      13 1/2   5298      11 5/16  9 3/4   1538
3rd Quarter                    19 1/4  15 1/2   2379      15 1/4   10 1/4  4388
4th Quarter                    17 3/4  11 9/16  1600      19 5/8   14 3/8  2196
--------------------------------------------------------------------------------
(1) SOURCE: THE NASDAQ STOCK MARKET

THE ABOVE PRICES AND SHARE VOLUMES HAVE BEEN ADJUSTED FOR THE COMPANY'S TWO-FOR-ONE STOCK SPLIT IN THE FORM OF A 100% STOCK DIVIDEND, EFFECTIVE FEBRUARY 2, 1998.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarter-to-quarter revenue and earnings comparisons do not necessarily reflect changes in the demand for the Company's products or its operating efficiency. Revenues and earnings in any quarter can be significantly affected by delivery delays or acceleration of one or more high-value systems, not accounted for using the percentage-of-completion accounting method. The use of the percentage-of-completion revenue recognition method for large long-term projects helps alleviate those fluctuations. (See Note 1 of "Notes to Consolidated Financial Statements"). High-value, state-of-the-art custom orders can also contain leading-edge applications of the Company's technology, which in some cases have resulted in lower gross profit margins, albeit not necessarily low marginal profit contribution. Product development in these state-of-the-art custom orders is as essential to the Company's long term growth as is Company funded research and development.
  Quarterly earnings also vary based on the use of estimated, effective income tax rates for providing federal, state, and foreign income taxes. See Note 4 of "Notes to Consolidated Financial Statements" for more information on the Company's income taxes.

EURO CONVERSION

On January 1, 1999, certain member countries of the European Economic and Monetary Union (EMU) will adopt a common currency, the Euro. For a three-year transition period, both the Euro and individual participants' currencies will remain in use. The Company is upgrading systems, where necessary, to properly handle the Euro. It is expected that the Company's European operations will formally begin reporting in euro currency starting in October, 2000. However, beginning January 1, 1999, the Company will be able to process euro transactions in dealing with its customers. The costs of addressing the euro conversion are not expected to have a material impact on the Company's financial condition or operating results.

--------------------------------------------------------------------------------

YEAR 2000

The following is a Year 2000 Readiness Disclosure pursuant to the Year 2000 Information and Readiness Disclosure Act.
  The Company is evaluating the potential impact of what is commonly referred to as the Year 2000 issue, concerning the inability of certain computer-based products and systems to operate correctly into and during the year 2000. If not corrected, these products and systems could fail or create erroneous results. Following preliminary work done in fiscal 1997, in early fiscal 1998 the Company established a full-time Year 2000 central project office led by a senior technical manager reporting directly to an executive. The project is being executed solely by company personnel who use third party testing software where appropriate.
  The central project office has been working with each of the Company's twelve producing sites to evaluate the following areas:
1. Site Infrastructure, Equipment and Vendors
   * Business Information Systems
   * End User Computing Systems
   * Telecommunications Infrastructure
   * Service Providers
   * Material Suppliers
   * Manufacturing and Metrology Equipment and Facilities
2. Products Manufactured at Site
  Except for a noise and vibration product line acquired at the end of fiscal 1998 (which will be included in the project in 1999), all of the Company's twelve producing sites had been audited by October 31, 1998 and the areas which were not yet Year 2000 ready, or where questions remain as to readiness, were identified and schedules set to become ready. A summary of the results of these audits is presented below.

SITE INFRASTRUCTURE, EQUIPMENT AND VENDORS

The Company's major Business Information, End User Computing and Telecom Systems have been identified at each site, and the vast majority of these systems that have been tested are compliant. Each site has developed a plan for completion of testing and remediation of critical systems. No projects have been accelerated due to Year 2000 nor are Year 2000 efforts precluding other important efforts in these areas.
  The Company believes its greatest Year 2000 exposure lies with a limited number of critical/sole source service providers and material suppliers. A failure of these vendors to be able to operate up to and through the year 2000 could have a material adverse effect on the Company's business, financial condition and operating results. The Company has sent surveys to such vendors and has received responses from most of them about their Year 2000 readiness. Where the Company does not have sufficient comfort that a critical vendor will be ready, site management will obtain more detailed information and establish a plan for working with the vendor to prevent an interruption of supply. During fiscal 1999, the Company will develop contingency plans, where feasible, in those cases where such interruption remains reasonably possible.
  The Company's manufacturing and metrology equipment and facilities contain embedded processors and code which have been inventoried and evaluated for Year 2000 readiness. A few instances require remediation.
  The Company's target date is June 30, 1999 for the completion of testing and remediation at each site. By the same date, the Company expects to complete verification of readiness (or contingency plan) for each of its critical vendors.

PRODUCTS MANUFACTURED AT SITE

The Company's FA Sector products contain few date sensitive computer and embedded processors. The Company has completed an evaluation of the vast majority of these products and will complete the balance in early fiscal 1999. All of the products evaluated to date have been found to be year 2000 ready, in some cases with stipulations, and the Company believes that will be the case with the products yet to be evaluated.
  The Company's MT&S products are by their nature computer intensive. The Company has assessed the vast majority of the products in the sector and advised its customers as to their Year 2000 readiness via its web site and written communication. The balance of products will be assessed by March, 1999.
  In those cases where MT&S's products were found to be non-compliant, less than 2%, or in the case of discontinued products that were not evaluated, the Company is actively working with its customers to provide upgrades that are year 2000 ready. The Company considers this process to be business as usual in its MT&S sector due to the rapid evolution in computer and software technology. The Company does not expect the costs to be incurred or revenue to be lost in this process, if any, to have a material impact on its financial condition or operating results.

SUMMARY

The Company estimates that the costs directly related to its Year 2000 project were $300,000 in fiscal 1998 and will be $800,000 in fiscal 1999. Such costs are expensed as incurred.
  This Readiness Disclosure is a Forward Looking statement as defined by the Securities and Exchange Commission and the Company recognizes that, although not expected, there are risks of project delays, costs incurred, vendor compliance, and loss of business which are outside the direct control of the Company and/or could prove to be material.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Selected quarterly financial information, for the three fiscal years ended September 30, 1998, is presented below.

                                                                First         Second          Third        Fourth         Total
                                                              Quarter        Quarter        Quarter       Quarter          Year
----------------------------------------------------------------------------------------------------------------------------------
                                                                        (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
1998

Net revenue                                                   $73,938       $ 81,685       $ 85,826       $98,233     $ 339,682
Gross profit                                                   30,239         31,612         32,278        36,235       130,364
Income before income taxes                                      6,712          7,523          7,751         9,487        31,473
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                    $ 4,312       $  4,866       $  5,087       $ 6,501     $  20,766
----------------------------------------------------------------------------------------------------------------------------------
Net income per share(2)
Basic                                                         $   .24       $    .27       $    .27       $   .35     $    1.13
Diluted                                                           .22            .26            .26           .34          1.08
----------------------------------------------------------------------------------------------------------------------------------

1997

Net revenue                                                   $66,841       $ 73,880       $ 74,153       $88,606     $ 303,480
Gross profit                                                   27,091         30,359         29,481        34,572       121,503
Income before income taxes                                      4,683          7,060         10,947(1)     10,022        32,712(1)
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                    $ 3,221       $  4,642       $  6,741(1)    $ 6,259     $  20,863(1)
----------------------------------------------------------------------------------------------------------------------------------
Net income per share(2)
Basic                                                         $   .18       $    .26       $    .37(1)    $   .34     $    1.15(1)
Diluted                                                           .17            .25            .36(1)        .32          1.10(1)
----------------------------------------------------------------------------------------------------------------------------------

1996

Net revenue                                                   $56,135       $ 67,082       $ 60,630       $77,182     $ 261,029
Gross profit                                                   23,867         28,066         24,374        29,797       106,104
Income before income taxes                                      3,570          5,363          4,286         6,787        20,006
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                    $ 2,430       $  3,632       $  2,914       $ 5,133     $  14,109
----------------------------------------------------------------------------------------------------------------------------------
Net income per share(2)
Basic                                                         $   .13       $    .20       $    .15       $   .28     $     .76
Diluted                                                           .13            .19            .15           .27           .74
----------------------------------------------------------------------------------------------------------------------------------

(1) INCLUDES $4.3 MILLION PRETAX GAIN ON LAND SALE EQUAL TO $.14 PER SHARE AFTER TAXES.

(2) NET INCOME PER SHARE HAS BEEN RESTATED RETROACTIVELY FOR THE TWO-FOR-ONE STOCK SPLIT EFFECTIVE FEBRUARY 2, 1998.

CONSOLIDATED BALANCE SHEETS
(September 30)
-------------------------------------------------------------------------------

ASSETS                                                                                              1998                   1997
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
CURRENT ASSETS:
Cash and cash equivalents                                                                      $  10,512               $ 10,285
Accounts receivable, net of allowance for doubtful accounts of $2,135 and $2,010                  89,278                 62,023
Unbilled contracts and retainage receivable                                                       35,891                 32,653
Inventories                                                                                       53,675                 43,591
Prepaid expenses                                                                                   4,237                  4,253
--------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                             193,593                152,805
--------------------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT:
Land                                                                                               2,437                  2,453
Buildings and improvements                                                                        40,432                 37,779
Machinery and equipment                                                                           88,626                 68,071
Accumulated depreciation                                                                         (63,758)               (57,884)
--------------------------------------------------------------------------------------------------------------------------------
Total property and equipment, net                                                                 67,737                 50,419
--------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                                                      37,118                 12,908
--------------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 298,448               $216,132
================================================================================================================================

LIABILITIES AND SHAREHOLDERS' INVESTMENT
--------------------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
Notes payable to banks                                                                         $  28,243               $  4,356
Current maturities of long-term debt                                                               1,180                    920
Accounts payable                                                                                  19,406                 17,771
Accrued compensation and benefits                                                                 26,919                 25,487
Advance billings to customers                                                                     17,360                 21,065
Other accrued liabilities                                                                         12,106                  9,880
--------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                        105,214                 79,479
--------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                              4,939                  4,445
Long-term debt                                                                                    45,259                  7,589
--------------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' INVESTMENT:
Common stock, 25(cent) par; 64,000,000 shares authorized:
18,579,481 and 9,135,766 shares issued and outstanding                                             4,645                  2,284
Additional paid-in capital                                                                         3,322                  1,438
Retained earnings                                                                                133,203                119,167
Cumulative translation adjustment                                                                  1,866                  1,730
--------------------------------------------------------------------------------------------------------------------------------
Total shareholders' investment                                                                   143,036                124,619
--------------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 298,448               $216,132
================================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

CONSOLIDATED STATEMENTS OF INCOME AND SHAREHOLDERS' INVESTMENT
(For the Years Ended September 30)
--------------------------------------------------------------------------------

INCOME                                                                            1998                   1997              1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                               (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
NET REVENUE                                                                 $  339,682              $ 303,480          $261,029
COST OF REVENUE                                                                209,318                181,977           154,925
--------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                   130,364                121,503           106,104
--------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Selling                                                                         51,905                 52,229            48,260
General and administrative                                                      23,254                 20,898            17,260
Research and development                                                        21,930                 17,511            17,696
--------------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                          33,275                 30,865            22,888
--------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                 2,327                  1,531             1,524
Interest income                                                                   (379)                  (406)             (401)
Other expense (income), net                                                       (146)                (2,972)            1,759
--------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                      31,473                 32,712            20,006
PROVISION FOR INCOME TAXES                                                      10,707                 11,849             5,897
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  $   20,766              $  20,863          $ 14,109
================================================================================================================================
NET INCOME PER SHARE
Basic                                                                       $     1.13              $    1.15          $    .76
Diluted                                                                           1.08                   1.10               .74
--------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' INVESTMENT
--------------------------------------------------------------------------------------------------------------------------------
                                                         Common Stock
                                                  --------------------------      Additional                         Cumulative
                                                      Shares                         Paid-In         Retained       Translation
                                                      Issued          Amount         Capital         Earnings        Adjustment
--------------------------------------------------------------------------------------------------------------------------------
                                                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
BALANCE, SEPTEMBER 30, 1995                        4,598,311          $1,150         $   255         $100,443          $  4,829
================================================================================================================================

Exercise of stock options                            264,604              66           3,642               --                --
Translation adjustment                                    --              --              --               --              (793)
Common stock purchased and retired                  (381,055)            (95)         (3,897)          (3,904)               --
Stock split, 2 for 1                               4,691,658           1,172              --           (1,172)               --
Net income                                                --              --              --           14,109                --
Cash dividends, 16 (cent) per share                       --              --              --           (2,991)               --
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1996                        9,173,518           2,293              --          106,485             4,036
================================================================================================================================

Exercise of stock options                            311,313              78           4,511               --                --
Translation adjustment                                    --              --              --              (83)           (2,306)
Common stock purchased and retired                  (349,065)            (87)         (3,073)          (4,453)               --
Net income                                                --              --              --           20,863                --
Cash dividends, 20 (cent) per share                       --              --              --           (3,645)               --
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1997                        9,135,766           2,284           1,438          119,167             1,730
================================================================================================================================

Exercise of stock options                            300,091              75           3,086               --                --
Translation adjustment                                    --              --              --               --               136
Common stock purchased and retired                   (60,800)            (15)         (1,202)              --                --
Stock Split, 2 for 1                               9,204,424           2,301              --           (2,301)               --
Net income                                                --              --              --           20,766                --
Cash dividends, 24 (cent) per share                       --              --              --           (4,429)               --
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1998                       18,579,481          $4,645         $ 3,322         $133,203          $  1,866
================================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(For the Years Ended September 30)
--------------------------------------------------------------------------------

                                                                                               1998          1997          1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (EXPRESSED IN THOUSANDS)
OPERATING ACTIVITIES:
Net income                                                                                $  20,766      $ 20,863     $  14,109
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation and amortization                                                                 9,715         8,557         7,820
Deferred income taxes                                                                           319          (227)          740
Gain from sale of real estate                                                                    --        (4,332)           --
Changes in operating assets and liabilities, exclusive of aquisitions:
Accounts receivable, unbilled contracts and retainage receivable                            (27,974)      (26,056)       13,362
Inventories                                                                                  (6,470)       (6,954)       (1,071)
Prepaid expenses                                                                                587           363        (2,380)
Advance billings to customers                                                                (3,736)        8,157          (455)
Other liabilities, net                                                                        1,802         9,197         3,969
--------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                          (4,991)        9,568        36,094
--------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Property and equipment additions                                                            (24,149)      (12,374)       (7,437)
Proceeds from sale of real estate                                                                --         5,700            --
Acquisition of businesses, net of cash received                                             (29,012)       (5,947)           --
Other assets                                                                                   (334)         (223)         (649)
--------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                       (53,495)      (12,844)       (8,086)
--------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Net borrowings under notes payable to banks                                                  23,770         3,743       (10,386)
Proceeds from issuance of long-term debt                                                     38,637         1,008         2,202
Repayments of long-term debt                                                                 (1,152)       (2,745)       (2,169)
Cash dividends                                                                               (4,429)       (3,645)       (2,991)
Proceeds from employee stock option and stock purchase plans                                  3,160         4,589         3,708
Payments to purchase and retire common stock                                                 (1,217)       (7,613)       (7,896)
--------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                          58,769        (4,663)      (17,532)
--------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                         (56)       (1,007)           19
--------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                            227        (8,946)       10,495
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                               10,285        19,231         8,736
--------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                  $  10,512      $ 10,285     $  19,231
================================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest                                                                                  $   1,881      $  1,531     $   1,458
Income taxes                                                                                  8,024        13,295         6,677
================================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION AND TRANSLATION
The consolidated financial statements include the accounts of MTS Systems Corporation (the Company) and its wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.
  All balance sheet accounts of foreign subsidiaries are translated to U.S. dollars at the current exchange rates as of the end of the fiscal year. Income statement items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses from translation of foreign currency denominated transactions and from foreign exchange hedge contracts are included in "Other expense (income) net" in the Consolidated Statements of Income and amounted to $2,340,000 in 1998, $1,266,000 in 1997 and $104,000 in 1996.

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

LONG-TERM CONTRACTS
The Company enters into long-term contracts for customized equipment sold to its customers. Under terms of such contracts, revenue recognized using the percentage of completion method may not be invoiced until completion of contractual milestones, upon shipment of the equipment, or upon installation and acceptance by the customer. Unbilled amounts for these contracts appear in the Consolidated Balance Sheets as Unbilled Contracts and Retainage Receivable. Amounts unbilled or retained at September 30, 1998 are expected to be invoiced during fiscal 1999.
  Long-term contracts consider the duration of the manufacturing and collection cycles at the time the contract is bid. Accordingly, Accounts receivable in the accompanying Consolidated Balance Sheets approximate fair value.

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

INVENTORIES
Inventories consist of material, labor and overhead and are stated at the lower of cost or market, determined by the first-in, first-out method. Inventory components as of September 30, were as follows:

                                                          1998              1997
--------------------------------------------------------------------------------
                                                        (EXPRESSED IN THOUSANDS)
Customer projects in
various stages of
completion                                            $ 10,750          $  5,559

Components,
assemblies and parts                                    42,925            38,032
--------------------------------------------------------------------------------
Total                                                 $ 53,675          $ 43,591
================================================================================

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Additions, replacements and improvements are capitalized at cost, while maintenance and repairs are charged to operations as incurred. Depreciation is provided over the following estimated useful lives of the property:

Buildings and improvements: 10 to 40 years.
Machinery and equipment: 3 to 12 years.

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

--------------------------------------------------------------------------------

  The Company's accounting policy for these contracts is based on the Company's designation of foreign currency contracts as hedging transactions. The Company does not use derivative financial instruments for speculative or trading purposes. The criteria the Company uses for designating a contract as a hedge include the contract's effectiveness in risk reduction and matching of contracts to underlying transactions. On September 30, 1998, there were open hedge contracts totaling $2,800,000 with an unrealized loss of $3,000. On September 30, 1997, there were no open hedge contracts.

OTHER ASSETS
Other assets consist principally of patents and excess cost over net assets acquired (goodwill), net of accumulated amortization. The carrying value of goodwill less accumulated amortization was $31,468,000 and $10,861,000 in 1998 and 1997, respectively. These assets are being amortized over various periods ranging from 7 to 40 years.
  The Company periodically evaluates whether events and circumstances have occurred that may affect the estimated useful life of its goodwill and other long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, an impairment loss would be recognized. No such impairment has been recognized for the year ended September 30, 1998.

NET INCOME PER SHARE
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" during the first quarter of fiscal 1998. As a result, all prior periods presented have been restated to conform to the provisions of SFAS No. 128, which requires the presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share includes the dilutive effect of potential common shares. Weighted average common shares and per share computations have been restated retroactively for the two-for-one stock split effective February 2, 1998.

                                                   1998         1997        1996
--------------------------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
Weighted average
  common shares
  outstanding                                    18,441       18,207      18,669

Dilutive potential
   common shares                                    811          749         437
--------------------------------------------------------------------------------
Total dilutive
   common shares                                 19,252       18,956      19,106
--------------------------------------------------------------------------------
Basic net income
   per share                                   $   1.13      $  1.15    $    .76
Diluted net income
   per share                                       1.08         1.10         .74
================================================================================

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

FUTURE ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes requirements for disclosure of comprehensive income and becomes effective beginning with the Company's first quarter ending on December 31, 1998. Reclassification of earlier financial statements for comparative purposes is required.
  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires reported segments to be those used by management to disaggregate a company. The new standard becomes effective for the Company's fiscal year ending September 30, 1999, and requires that comparative information from earlier years be restated.
  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999.
  The Company anticipates that the effect of adopting SFAS Nos. 130, 131 and 133 will not have a material impact on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

--------------------------------------------------------------------------------

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

                                                                                          1998             1997            1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                                               (EXPRESSED IN THOUSANDS)
NET REVENUE
Mechanical Testing & Simulation                                                     $  265,612        $ 240,706       $ 212,763
Factory Automation                                                                      74,070           62,774          48,266
--------------------------------------------------------------------------------------------------------------------------------
Total                                                                               $  339,682        $ 303,480       $ 261,029
--------------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES
Mechanical Testing & Simulation                                                     $   24,558        $  28,485(1)    $  15,299
Factory Automation                                                                       6,915            4,227           4,707
--------------------------------------------------------------------------------------------------------------------------------
Total                                                                               $   31,473        $  32,712(1)    $  20,006
================================================================================================================================

IDENTIFIABLE ASSETS
Mechanical Testing & Simulation                                                     $  268,829        $ 189,727       $ 165,110
Factory Automation                                                                      51,766           46,194          38,670
Eliminations between sectors                                                           (22,147)         (19,789)        (16,384)
--------------------------------------------------------------------------------------------------------------------------------

Total                                                                               $  298,448        $ 216,132       $ 187,396
================================================================================================================================

OTHER SECTOR DATA
Mechanical Testing & Simulation:
Capital expenditures                                                                $   20,564        $  10,614       $   6,198
Depreciation                                                                             6,834            5,979           5,706
Amortization                                                                               371              379             380
--------------------------------------------------------------------------------------------------------------------------------
Factory Automation:
Capital expenditures                                                                $    3,959        $   1,787       $   1,803
Depreciation                                                                             1,674            1,532           1,216
Amortization                                                                               836              667             518
================================================================================================================================

(1) INCLUDES $4.3 MILLION PRETAX GAIN ON LAND SALE EQUAL TO $.14 PER SHARE AFTER TAXES.

--------------------------------------------------------------------------------

A geographic summary of the Company's operations and related year-end asset information for the three years ended September 30, 1998 follows:

                                                                               International
                                                           ----------------------------------------------------
                                              United                                                     Elimi-       Consoli-
                                              States        Far East        Europe         Other        Nations          Dated
-------------------------------------------------------------------------------------------------------------------------------
                                                                          (EXPRESSED IN THOUSANDS)
OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1998

Net revenue                                 $182,505        $ 53,112      $ 85,181      $ 18,884      $      --      $339,682
Transfers between
geographic areas(1)                            1,092          12,679        29,625            --        (43,396)           --
------------------------------------------------------------------------------------------------------------------------------
Total                                       $183,597        $ 65,791      $114,806      $ 18,884      $ (43,396)     $339,682
==============================================================================================================================
Income before income taxes                  $ 16,469        $  7,547      $  2,783      $  4,674      $      --      $ 31,473
==============================================================================================================================

OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1997

Net revenue                                 $143,913        $ 74,710      $ 66,905      $ 17,952      $      --      $303,480
Transfers between
geographic areas(1)                              825          26,988        27,927            --        (55,740)           --
------------------------------------------------------------------------------------------------------------------------------
Total                                       $144,738        $101,698      $ 94,832      $ 17,952      $ (55,740)     $303,480
==============================================================================================================================
Income (loss) before income taxes           $ 17,327        $ 13,600      $ (1,481)     $  3,266      $      --      $ 32,712
==============================================================================================================================

OPERATIONS FOR THE YEAR
ENDED SEPTEMBER 30, 1996

Net revenue                                 $128,593        $ 54,392      $ 63,023      $ 15,021      $      --      $261,029
Transfers between
geographic areas(1)                            2,513          18,411        21,499             3        (42,426)           --
------------------------------------------------------------------------------------------------------------------------------
Total                                       $131,106        $ 72,803      $ 84,522      $ 15,024      $ (42,426)     $261,029
==============================================================================================================================
Income before income taxes                  $ 10,690        $  2,208      $  3,876      $  3,232      $      --      $ 20,006
==============================================================================================================================

IDENTIFIABLE ASSETS
AT SEPTEMBER 30

1998                                        $293,829        $ 10,026      $ 56,787      $    306      $ (62,500)     $298,448
1997                                         198,055          11,335        50,670           266        (44,194)      216,132
1996                                         174,507          12,060        42,098           175        (41,444)      187,396
==============================================================================================================================

(1) TRANSFERS BETWEEN GEOGRAPHIC AREAS ARE MADE AT PRICES WHICH ALLOW APPROPRIATE MARKUP TO THE MANUFACTURING OR SELLING UNIT.

No individual country, other than the United States, exceeded 10% of consolidated revenues on a recurrent annual basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------

3. FINANCING:

Long-term debt as of September 30 follows:

                                                                           1998                 1997
-----------------------------------------------------------------------------------------------------
                                                                          (EXPRESSED IN THOUSANDS)
6.6% Notes, unsecured, due in July 2008                                  35,000                   --
7.8% Mortgage, due in October 2015, collateralized by building            6,444                6,287
5.3% Note, unsecured, due in March 2003                                   1,264                   --
6.0% Note, unsecured, due in May 2008                                     1,943                   --
Other                                                                     1,788                2,222
-----------------------------------------------------------------------------------------------------
TOTAL                                                                  $ 46,439             $  8,509
LESS CURRENT MATURITIES                                                  (1,180)                (920)
-----------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                                   $ 45,259             $  7,589
=====================================================================================================

Aggregate annual maturities of long-term debt for the next five fiscal years are as follows: 1999--$1,180,000; 2000--$1,174,000; 2001--$3,928,000;
2002--$6,888,000; 2003--$7,428,000 and $25,841,000 thereafter. The carrying value of the Company's long-term debt at September 30, 1998, approximates the fair value at current interest rates offered to the Company for debt with the same remaining maturities.
  The Company has credit agreements with two domestic banks totaling $40,000,000. One credit agreement, for $5,000,000, permits the Company to issue domestic and Euro-currency notes. The other credit agreement, for $35,000,000, permits the Company to issue domestic notes, Euro-currency notes, and banker's acceptances. As part of the same credit agreement, the bank has agreed to issue term loans up to a maximum of $10,000,000 until March 30, 2002. This agreement provides for repayment of these term loans through September 2005. The Company compensates both banks with loan commitment fees for the unused portion of the credit lines. The Company also has three uncommitted lines of credit with banks that total $35,000,000, of which $8,000,000 is outstanding at September 30, 1998. In addition, the Company has standby letter-of-credit lines totaling $30,000,000. At September 30, 1998, standby letters of credit outstanding totaled $13,619,000.
  Under the terms of its credit agreements, the Company has agreed, among other matters, that (a) its defined cash flow or fixed charge coverage will exceed a defined minimum level; (b) its interest bearing debt will not exceed a defined percentage of total capital; (c) repurchases of its common stock will not exceed a maximum amount. At September 30, 1998, net worth exceeded the defined minimum amount by $24,808,000 and the Company had $16,346,000 available for repurchases of its common stock. The Company was in compliance with the terms and covenants of its credit agreements and its lines of credit at September 30, 1998.
  Information on short-term borrowings for the years ended September 30 follows:

                                                       1998            1997          1965
-----------------------------------------------------------------------------------------
                                                          (EXPRESSED IN THOUSANDS)
Balance outstanding at September 30                $ 28,243        $  4,356      $     56

Average balance outstanding                          23,498          11,903         3,282

Maximum balance outstanding                          51,216          23,458        11,223

Year-end interest rate                                 5.9%            6.0%          7.0%

Weighted-average interest rate                         6.1%            6.0%          6.9%
=========================================================================================

4. INCOME TAXES:

The provision for income taxes for the years ended September 30 consisted of:

                                                                                            1998            1997         1996
------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (EXPRESSED IN THOUSANDS)
Current payable (receivable):
Federal                                                                                 $  5,966        $  7,389      $ 3,717
State                                                                                        898             835          499
Foreign                                                                                    3,894           3,568        1,830

Deferred                                                                                     (52)             57         (149)
------------------------------------------------------------------------------------------------------------------------------
Total provision                                                                         $ 10,706        $ 11,849      $ 5,897
------------------------------------------------------------------------------------------------------------------------------

A reconciliation from the Federal statutory income tax rate to the Company's effective rate for the years ended September 30 follows:

                                                                                            1998            1997         1996
------------------------------------------------------------------------------------------------------------------------------
Statutory rate                                                                                35%             35%          35%
Tax benefit of Foreign Sales Corporation                                                      (2)             (2)          (5)
Foreign provision in excess of U.S. tax rate                                                   3               3            2
State income taxes, net of Federal benefit                                                     2               2            2
Research and development tax credits                                                          (2)             (2)          (3)
Other, net                                                                                    (2)             --           (2)
------------------------------------------------------------------------------------------------------------------------------
Effective rate                                                                                34%             36%          29%
------------------------------------------------------------------------------------------------------------------------------

DEFERRED TAX ASSET:
                                                                                            1998                         1997
------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (EXPRESSED IN THOUSANDS)
Accrued compensation and benefits                                                        $ 2,151                       $1,703
Inventory reserves                                                                         2,309                        2,088
Allowance for doubtful accounts                                                              244                          301
Other assets                                                                                 (11)                         (15)
------------------------------------------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSET                                                                 $ 4,693                       $4,077
==============================================================================================================================

DEFERRED TAX LIABILITY:
                                                                                            1998                         1997
------------------------------------------------------------------------------------------------------------------------------

Property and equipment                                                                   $ 4,881                       $4,445
------------------------------------------------------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITY                                                               $   188                       $  368
==============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------

5. STOCK OPTIONS:

The Company has made certain stock-based awards to its officers, non-employee directors, and key employees under various stock plans. Awards under these plans can include incentive stock options (qualified), non-qualified stock options, stock appreciation rights, restricted stock, deferred stock, and other stock-based and non stock-based awards.
  At September 30, 1998, the Company had awarded incentive stock options, non-qualified stock options and restricted stock. These were granted at exercise prices that are 100% of the fair-market value at the day of grant. Beginning one year after grant, the options generally can be exercised proportionately each year for periods of three, four, or six years, as defined in the respective plans. Options currently expire no later than seven years from the grant date, as defined.
  Option holders may exercise options by delivering Company stock already owned, cash, or a combination of stock and cash. The shares tendered in the exchange are cancelled and, therefore, reduce shares issued. During 1998 and 1997, option holders exchanged 22,335 and 77,266 shares, respectively, of the Company's stock in payment of options exercised. (All share and share price data herein have been restated retroactively for the two-for-one stock split, effective February 2, 1998.)

A summary of the status of the Company's stock option plans as of September 30, 1998, 1997, and 1996, and changes during the years ending on those dates follows:

                                                 1998                        1997                      1996
-------------------------------------------------------------------------------------------------------------------
                                          SHARES       WAEP*         SHARES        WAEP*        SHARES        WAEP*
-------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           1,920     $ 8.35           1,964      $ 7.12          2,156      $ 6.11
-------------------------------------------------------------------------------------------------------------------
Granted                                      545     $15.79             608      $10.72            642      $ 8.14
-------------------------------------------------------------------------------------------------------------------
Exercised                                   (295)    $ 6.51            (616)     $ 6.78           (788)     $ 5.23
-------------------------------------------------------------------------------------------------------------------
Forfeited                                    (27)    $10.40             (36)     $ 7.87            (46)     $ 6.37
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                 2,143     $10.30           1,920      $ 8.35          1,964      $ 7.12
===================================================================================================================
Options exercisable at year-end            1,156     $ 8.19             894      $ 7.59            926      $ 6.77
===================================================================================================================

SHARES IN THOUSANDS
*WEIGHTED-AVERAGE EXERCISE PRICE

The following table summarizes information concerning outstanding and exercisable options as of September 30, 1998:

                                                    OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------------------------------------
                                          WEIGHTED AVERAGE              WEIGHTED                                   WEIGHTED
RANGE OF                      NUMBER             REMAINING               AVERAGE                NUMBER              AVERAGE
EXERCISE PRICES          OUTSTANDING      CONTRACTUAL LIFE*       EXERCISE PRICE           EXERCISABLE       EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------------------
$5.78-7.88                       340                   3.1              $   5.88                   333              $  5.85
----------------------------------------------------------------------------------------------------------------------------
$7.94-8.13                       711                   2.3              $   8.06                   539              $  8.04
----------------------------------------------------------------------------------------------------------------------------
$9.69-14.63                      683                   3.5              $  11.31                   256              $ 10.70
----------------------------------------------------------------------------------------------------------------------------
$15.38-19.38                     409                   4.3              $  16.19                    28              $ 15.99
----------------------------------------------------------------------------------------------------------------------------
TOTAL                          2,143                  3.20              $  10.30                 1,156              $  8.19
============================================================================================================================

SHARES IN THOUSANDS
*IN YEARS

These options will expire if not exercised at specific dates ranging from January 1999 to August 2002. Prices for options exercised during the three-year period ended September 30, 1998 ranged from $5.78 to $15.75.
  In January 1992 the Company's shareholders authorized an Employee Stock Purchase Plan (the Purchase Plan), whereby 1,000,000 shares of the Company's common stock were reserved for sale to employees until April 2002. Participants in the 1998 and 1997 phases, all at dates specified in the Purchase Plan, were issued 105,240 shares in 1998, and 83,368 shares in 1997. During 1998, participants subscribed to purchase 137,861 shares at 85% of market price for issuance in 1999.

--------------------------------------------------------------------------------

PRO FORMA INFORMATION: The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options. Under this pronouncement, no compensation expense is recognized in the Company's financial statements because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. However, Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models to estimate compensation expense from the granting of employee stock options and to present the pro forma effect of such expense on reported net income and earnings per share.
  SFAS No. 123 requires this information be determined as if the Company had accounted for employee stock options granted in fiscal years beginning subsequent to December 31, 1994 under the fair value method of that statement. The fair value of options granted in 1998 and 1997 reported below has been estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

                                                        1998       1997     1996
--------------------------------------------------------------------------------
Expected life (in years)                                2.0        2.1      2.1
Risk-free interest rate                                 4.2%       5.8%     5.8%
Volatility                                              .40        .49      .50
Dividend yield                                          1.6%       1.2%     1.9%
--------------------------------------------------------------------------------

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models required the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because change in the subjective input assumptions can affect materially the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during 1998 and 1997 was $4.39 and $10.54 per share, respectively.
  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share data):

                                                      1998       1997       1996
--------------------------------------------------------------------------------
Pro forma net income                               $19,474    $20,020    $13,556
Pro forma earnings per share                       $  1.01    $  1.06    $   .71
--------------------------------------------------------------------------------

The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS No. 123 is applicable only to options granted in fiscal years subsequent to December 31, 1994, the pro forma effect will not be fully reflected until 2002.

6. EMPLOYEE BENEFIT PLANS:

The Company's profit sharing plan functions as a retirement program for most U.S. and certain international employees. Employees who have completed 1,000 hours of service during the plan year are eligible to participate. The formula for calculating the Company's contribution is approved annually by the Board of Directors and is based primarily on operating results for the year, before management variable compensation. The plan provides for a minimum contribution of 4% of participant compensation, as defined, up to the social security taxable wage base, and 8% of participant compensation in excess of the taxable wage base up to the maximum profit sharing contribution allowed by federal law, so long as the entire contribution calculation does not exceed pretax income. The contributions were 4.4% of participant compensation in 1998 and 1997, respectively, and 4.3% in 1996. The provisions for profit sharing were $3,577,000 in 1998, $3,163,000 in 1997 and $2,338,000 in 1996, and are
distributed among the various operating expenses shown in the accompanying Consolidated Statements of Income.
  Prior to 1998, two of the Company's international subsidiaries had noncontributory, unfunded retirement plans for eligible employees. These plans provide benefits based on the employee's years of service and compensation during the years immediately preceding retirement, early retirement, termination, disability, or death, as defined in the respective plans. In 1998, one of the plans was modified to provide for contributions based solely on annual compensation levels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)
--------------------------------------------------------------------------------

The expenses for these plans consist of the following components:

                                                                                          1998             1997            1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (EXPRESSED IN THOUSANDS)
Service cost-benefit earned during the period                                          $   178            $ 327          $  360
Interest cost on projected benefit obligation                                              218              269             261
Net amortization and deferral                                                               11               29               5
--------------------------------------------------------------------------------------------------------------------------------
NET PERIODIC PENSION COST                                                              $   407            $ 625          $  626
================================================================================================================================

The status of the Company's benefit plans and the amounts recognized in the consolidated financial statements are:

                                                                                          1998                             1997
--------------------------------------------------------------------------------------------------------------------------------
                                                                                               (EXPRESSED IN THOUSANDS)
ACTUARIAL PRESENT VALUE:
Accumulated benefit obligation:
Vested                                                                                 $ 3,778                           $3,332
Nonvested                                                                                  542                              575
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                  $ 4,320                           $3,907
================================================================================================================================

Projected benefit obligation                                                             5,110                            4,723
Unrecognized net gain                                                                      460                              464
Unrecognized net liability being amortized                                                (478)                            (528)
Adjustment required to recognize minimum liability                                          25                               29
--------------------------------------------------------------------------------------------------------------------------------
ACCRUED PENSION LIABILITY                                                              $ 5,117                           $4,688
================================================================================================================================

Major assumptions at year-end are:
--------------------------------------------------------------------------------------------------------------------------------

Discount rate                                                                       3.5 to 6.2%                      3.5 to 6.5%
Rate of increase in future compensation levels                                             3.0%                             3.0%
================================================================================================================================

7. ACQUISITIONS:

In fiscal 1998 the Company acquired three entities, all accounted for by the purchase method of accounting, with an aggregate purchase price of approximately $29 million, net of cash acquired. The Company acquired all the outstanding stock of Performance Controls, Inc., a manufacturer of high performance power amplifiers for factory automation and magnetic resonance machine applications, in an all cash transaction. The Company acquired the stock of Nano Instruments Inc., a manufacturer of instrumented indentation systems for ultra-low force nanoindentation testing surfaces and thin films, for cash and debt. In addition to the stock purchase of Nano Instruments Inc., the Company purchased the rights to a patent from the two principal shareholders of Nano Instruments, Inc. The Company also acquired the assets and technology of SDRC's noise and vibration test software business along with a major portion of SDRC's noise and vibration consulting engineering services, in an all cash transaction.
  The total purchase price exceeded the fair value of the net assets acquired by approximately $23.2 million. This amount was recorded as goodwill and other intangibles with useful lives between 7 and 20 years. The results of the operations of the acquired companies are included in the Company's financial statements for the periods in which they were owned.
  In fiscal 1997 the Company acquired the stock of Bregenhorn-Butow & Co., Freiburg, Germany (name subsequently changed to Custom Servo Motors Antriebstechnik GmbH & Co KG), a privately held supplier of low power, electronic servo motors and drives, for cash and debt. The transaction was accounted for by the purchase method of accounting.
  The pro forma results for 1998 and 1997, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.

8. FIRST QUARTER FISCAL YEAR 1999 RESTRUCTURING CHARGE:

The Company has taken a series of actions to better align its organizational structure with market elements, improve operational performance, and reduce costs. These actions will result in a one-time charge in the first quarter of fiscal year 1999 of approximately $2.1 million ($1.3 million after-tax, or $.07 per share). This charge relates principally to a workforce reduction and $.3 million for operational consolidations. Annualized pretax cost savings from reducing the number of employees and contractors is estimated to be $5 million.

REPORTS ON CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO MTS SYSTEMS CORPORATION:

We have audited the accompanying consolidated balance sheets of MTS Systems Corporation (a Minnesota corporation) and Subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTS Systems Corporation and Subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.


                                       ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  November 20, 1998


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

Sidney W. Emery, Jr
President and Chief
Executive Officer

/s/ Sidney W. Emery, Jr



Marshall L. Carpenter
Vice President and
Chief Financial Officer

/s/ Marshall L. Carpenter