Form 10-K, Exhibit 13
period 1999-09-30
MTS SYSTEMS CORP
filed 1999-12-21
CIK 68709

EXHIBIT 13


SIX YEAR FINANCIAL SUMMARY

(September 30)

                                               1999         1998         1997            1996         1995         1994
-----------------------------------------------------------------------------------------------------------------------
                              (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBERS OF SHAREHOLDERS AND EMPLOYEES)
OPERATIONS(5)
-----------------------------------------------------------------------------------------------------------------------
Net revenue                                $390,542     $362,163     $323,424        $278,170     $247,793     $212,215
United States revenue                       200,556      200,490      156,877         140,249      136,862      111,312
International revenue                       189,986      161,673      166,547         137,921      110,931      100,903
Gross profit                                151,171      142,227      132,073         116,047       99,923       86,684
Income before income taxes                   18,770       33,448       29,986(1)       21,813       15,244       13,804
Net income                                   12,445       21,539       19,237(1)       15,170       11,105        9,394
Net income per share, diluted basis             .59         1.01          .92(1)          .72          .55          .45
Research and development expense             26,966       24,348       19,798          19,776       15,471       13,873
Net interest expense                          4,597        1,948        1,125           1,123        2,424        1,860
Depreciation and amortization                14,424       10,880        9,608           8,673        7,912        6,745

FINANCIAL POSITION(5)
-----------------------------------------------------------------------------------------------------------------------

Current assets                             $223,651     $204,311     $162,814        $137,584     $138,159     $129,042
Current liabilities                         104,713      110,223       83,413          63,465       69,312       68,692
Current ratio                                 2.1:1        1.9:1        2.0:1           2.2:1        2.0:1        1.9:1
Net working capital                         118,938       94,088       79,401          74,119       68,847       60,350
Property and equipment, net                  73,633       69,942       51,790          49,476       49,465       48,241
Total assets                                333,347      313,022      229,075         197,679      198,320      183,767
Interest bearing debt                        71,637       74,682       12,865          11,836       22,965       23,851
Shareholders' investment                    162,859      152,689      133,524         120,578      113,311      105,886
Shareholders' investment per share             7.80         7.39         6.56            5.90         5.54         5.20

OTHER STATISTICS AND RATIOS(5)
-----------------------------------------------------------------------------------------------------------------------

Diluted shares outstanding(2)                21,184       21,330       20,945          21,184       20,258       20,750
Number of common shareholders of record       2,055        1,760        1,575           1,523        1,395        1,394
Number of employees                           2,436        2,424        2,125           1,866        1,729        1,654
New orders                                 $350,190     $352,282     $380,870        $302,824     $261,487     $209,405
Backlog of orders                          $146,833     $187,185     $190,784        $130,621     $105,967     $ 89,896
Gross profit percent                           38.7%        39.3%        40.8%           41.7%        40.3%        40.8%
Research and development costs
as a percent of net revenue                     6.9%         6.7%         6.1%            7.1%         6.2%         6.5%
Net income as a percent of net revenue          3.2%         5.9%         5.9%(1)         5.5%         4.5%         4.4%
Effective tax rate                               34%          36%          36%             31%          27%          32%
Interest bearing debt to shareholders'
investment percent                               44%          49%          10%             10%          20%          23%
Return on average net assets(4)                10.7%        20.9%        22.7%           17.6%        13.2%        12.0%
Return on beginning
shareholders' investment per share              8.0%        15.4%        15.6%(1)        13.0%        10.6%         9.3%
Cash dividends paid per share              $    .24     $    .24     $    .20        $    .16     $    .14     $    .14
-----------------------------------------------------------------------------------------------------------------------

(1) Excludes an after-tax gain of $2,654,000 from the sale of land in May 1997, which is equal to $.13 per share

(2) Presented on a weighted average basis of common shares assuming conversion of potential common shares during each year after retroactive adjustments for issued shares, for stock splits and for reduction of shares from treasury stock purchases (in thousands of shares).

(3) On December 1, 1999, there were 2,055 common shareholders of record, with another estimated 2,200 beneficial shareholders whose stock is held by nominees or broker dealers.

(4) (Income before income taxes plus net interest expense) divided by (average quarterly assets minus non-interest bearing liabilities).

(5) All amounts have been restated to reflect the acquisition of DSPTechnology, Inc., accounted for under pooling-of-interests.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All amounts have been restated to reflect the acquisition of DSP Technology, Inc., accounted for under pooling-of-interests.

BACKLOG/NEW ORDERS
                                             1999           1998            1997
--------------------------------------------------------------------------------
                                                (EXPRESSED IN THOUSANDS)

New Orders:
  North America*                         $196,367       $195,206        $202,241
  International                           153,823        157,076         178,629
--------------------------------------------------------------------------------

Total                                    $350,190       $352,282        $380,870
--------------------------------------------------------------------------------

Backlog                                  $146,833       $187,185        $190,784
================================================================================

*INCLUDES U.S. AND CANADA

1999 new orders of $350.2 million were down .6% from 1998 and 1998 new orders were down 8% from 1997. 1997 new orders represented a 26% increase over 1996. 1997 orders included a $18.5 million contract for a large crash simulation system. There were no orders over $10 million in 1999 or 1998.

    In 1999, the Mechanical Testing and Simulation segment (MT&S) new orders of $277.4 million increased $3.6 million over 1998 but represented a 13% decrease from 1997. Orders from the ground vehicle industry and for civil engineering applications were particularly strong in 1997 but declined in both 1999 and 1998 due to the Asian situation and the lingering Japan recession. Europe, in both 1999 and 1998, was a growth area for Vehicle Testing Systems but did not offset the decline in business in Asia and Japan.

    The Factory Automation segment (FA) new orders in 1999 of $72.8 million decreased $5.7 million from the prior year but represented a 15% increase over 1997. The European and Japanese markets for FA products reflected solid growth in 1999. Orders for industrial automation applications (servo motors, amplifiers, and motion controllers) and industrial sensors were affected, in both 1999 and 1998, by a soft North American market.

    Total North American orders for the Company in 1999 were up slightly from 1998 but remained below the record order level achieved in 1997. Inter national orders decreased $3.3 million from 1998 reflecting continued softness from Asia. See Geographic Analysis of New Orders (below) for the percentage breakdown by geographic area. See Foreign Currencies Effects (page 19) for the impact on orders due to changing foreign currency rates.

    The backlog of undelivered orders at September 30, 1999 amounted to $146.8 million, down $40.4 million from the prior year. The order backlog of $190.8 million at the end of 1997 had increased 46% from 1996 as a result of the record new orders received in 1997 which included the large crash simulation system mentioned above and a strong Asia order rate. Approximately 5% of the orders in the 1999 backlog have delivery dates beyond fiscal 2000.

NET REVENUE
                                                1999          1998          1997
--------------------------------------------------------------------------------
                                                   (EXPRESSED IN THOUSANDS)

United States                               $200,556      $200,490      $156,877
International                                189,986       161,673       166,547
--------------------------------------------------------------------------------
Total                                       $390,542      $362,163      $323,424
================================================================================

Record 1999 net revenue of $390.5 million was up 8% from the prior year and represented a 21% increase over 1997 revenue. For 1999, MT&S revenue of $313.7 million increased 9% from 1998 and represented a 20% increase over 1997 revenue. FA revenue in 1999 of $76.8 million increased $2.4 million from the previous year and represented a 22.4% increase over 1997 revenue (the PCI acquisition in 1998 represented 74% of the 1998 growth). For industry segment and geographic information, see Note 2 of "Notes to Consolidated Financial Statements." See Foreign Currencies Effects (page 19) for impact on revenues due to changing foreign currency rates.

    Net revenue in the United States was flat with the prior year but was 28% higher than 1997. International revenue increased 18% in 1999 but decreased $4.9 million in 1998 from 1997. International revenue grew at a faster rate in 1997 reflecting improved economic conditions which began late in 1995. In 1998, the Asian economies and Japan were in a deep recession which caused the decline in revenues between years. Europe continued to reflect growth in all three years.

    The MT&S segment year over year revenue increases reflected positive worldwide demand from our ground vehicle customers, solid growth in our entertainment projects niche from orders booked in 1998, and a strong market for aftermarket sales of accessories and services. Our civil engineering structural test business which was strong in 1997 declined in 1998 and 1999 due to the Asian situation.

    The FA sector revenue was up $2.4 million or 3.3% from 1998 reflecting a continuing strong European demand. Both 1999 and 1998 were solid growth years in Europe reflecting strong demand from European original equipment manufacturers for our sensor products. The North American demand for our servo motor, amplifier, and motion control products declined in 1999.

    Selective price changes were implemented in all three years. However, the overall impact of pricing changes did not have a material effect on reported revenue volume.

GEOGRAPHIC ANALYSIS OF NEW ORDERS

                                                    1999        1998        1997
--------------------------------------------------------------------------------
North America                                        56%         55%         53%
--------------------------------------------------------------------------------
Europe/Africa/Middle East                            30          29          27
--------------------------------------------------------------------------------
Asia Pacific/Japan                                   13          14          18
--------------------------------------------------------------------------------
Latin America/Rest of the World                       1           2           2
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GROSS PROFIT
                                               1999          1998           1997
--------------------------------------------------------------------------------
                                                  (EXPRESSED IN THOUSANDS)

Gross Profit                               $151,171      $142,227       $132,073
================================================================================
% of Net Revenue                              38.7%         39.3%          40.8%
================================================================================

The gross profit percentage for 1999 decreased to 38.7% from 39.3% in 1998. This decline in the gross profit percentage was caused by higher than expected costs to complete certain custom entertainment projects, an inventory charge for realigning certain products, and lost productivity early in the year related to the implementation of our new enterprise-wide software system.

    The decrease in the gross profit percentage in 1998 compared to 1997 was principally caused by a higher revenue content of "specialty" projects that are sold at a lower gross margin than in our core automotive and material test business, and a high unfavorable overhead manufacturing variance caused by increased expenses and lost direct labor due to training associated with our new enterprise-wide financial and operating software system.

SELLING, GENERAL, AND
ADMINISTRATIVE EXPENSES
                                                1999          1998          1997
--------------------------------------------------------------------------------
                                                    (EXPRESSED IN THOUSANDS)

Selling Expense                              $61,490       $56,479       $54,610
General &
Administrative Expense                        30,038        27,833        26,402
--------------------------------------------------------------------------------
Total                                        $91,528       $84,312       $81,012
================================================================================
% of Net Revenue                               23.4%         23.3%         25.1%
================================================================================

Selling, General and Administrative (SG&A) expenses for 1999 as a percentage of net revenue was .1 percentage point higher than 1998 but 1.7 percentage points lower than 1997. Full year spending for 1999 totaled $91.5 million, which represented a $7.2 million (8.5%) increase over 1998 and a $10.5 million (13%) increase over 1997.

    All three years were similar in that cost control and alignment of existing resources with markets having the greatest potential were heavily emphasized. New investments were made based on evaluations as to how to serve our markets better or to support long-term business strategies. Specific expenses in the selling category are variable, such as commissions, which increased significantly in 1997 due to record new orders. SG&A expenses of newly acquired companies, including goodwill amortization, represented $2.7 million of the expense increase in 1999 and $1.5 million of the increase in 1998.

RESEARCH AND DEVELOPMENT EXPENSE
                                                1999          1998          1997
--------------------------------------------------------------------------------
                                                    (EXPRESSED IN THOUSANDS)

R & D Expense                                $26,966       $24,348       $19,798
================================================================================
% of Net Revenue                                6.9%          6.7%          6.1%
================================================================================

The Company provides funds for product, system and application developments (R&D) in both the MT&S and FA segments. The majority of the R&D expenditures in all three years were for new systems and system components such as software, controls and mechanical products; new measurement products; servo motors and amplifiers; and accessories. 1999 product introductions included road and virtual engine simulation systems, wheel force transducer, wheel fatigue testing system, material test systems and several new intelligent sensors.

    The R&D as a percentage of net revenue reflected above are representative of the ratio range the Company normally commits to in its annual planning process. Accelerated development programs in both the MT&S and FAsegments and a shift from customer funded development caused the higher percentage in 1998 as compared to 1997. The Company also undertakes "first of kind" system level development efforts as part of its custom projects sold to customers. The cost of these efforts is reported as cost of revenue. The combination of internally funded R&D and these customer funded system innovations typically approximates about 10% of net revenue.

INCOME
                                              1999           1998           1997
--------------------------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)

Income Before
Income Taxes                               $18,770        $33,448        $34,318
================================================================================
% of Net Revenue                              4.8%           9.2%          10.6%
================================================================================
Net Income                                 $12,445        $21,539        $21,891
================================================================================
% of Net Revenue                              3.2%           5.9%           6.8%
================================================================================
Effective Tax Rate                           33.7%          35.6%          36.2%
================================================================================
Return On Beginning
Shareholder's Investment
Per Share                                     8.0%          15.4%          15.6%
================================================================================
Basic Earnings Per Share                   $   .60        $  1.05        $  1.08
================================================================================
Diluted Earnings Per Share                 $   .59        $  1.01        $  1.05
================================================================================

Income before Income Taxes (pretax income) in 1999 decreased $14.7 million from 1998. 1999 pretax income included $5.7 million for restructuring (see Note 8 of "Notes to Consolidated Financial Statements") and $1.4 million for acquisition expenses (see Note 7 of "Notes to Consolidated Financial Statements"). Also, leading to a decline in the 1999 pretax income was higher interest expense related to higher debt outstanding for the entire 1999 fiscal year relative to the debt carried in fiscal 1998 and a change in other expense (income) principally related to a currency transaction loss of $375 recognized in 1999 as compared to a gain of $2,340 in 1998. Pretax income was also affected by higher costs on certain custom entertainment projects, an inventory charge for realignment of certain products, and lost productivity related to the implementation of our new enterprise-wide software system.

    Pretax income in 1998 increased $3.4 million or 11.3% from 1997 (1997 pretax income excluding the $4.3 million land sale gain amounted to $30.0 million or 9.3% of net revenue). The improved pretax in both 1998 and 1997 reflects revenue growth that was achieved with lower operating expense ratios.

    The MT&S 1999 operating income, before restructuring and acquisition charges, of $22.3 million was $2.7 million lower than 1998. FA1999 operating income, before restructuring, of $10.4 million increased $1.8 million from 1998 reflecting a strong European demand offset by an operating loss associated with the startup of our laser direct metal deposition process for manufacturing titanium parts (see Note 2 of "Notes to Consolidated Financial Statements").

    Net income in 1999 decreased $9.1 million from 1998 to $12.4 million or $.59 per diluted share (includes $.18 for restructuring and $.04 for acquisition charges). Net income in 1998 increased $2.3 million or 12% from 1997 (excluding the gain from the sale of land which amounted to $2.7 million after taxes, or $.13 per diluted share).

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

FOREIGN CURRENCIES EFFECTS

The Company is exposed to market risk from changes in foreign currency exchange rates, which can affect its results from operations and financial condition. To minimize the risk, the Company manages exposure to changes in foreign currency rates through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments, principally forward exchange contracts. Foreign exchange contracts are used to hedge the Company's overall exposure to exchange rate fluctuations, since the gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged.

    Approximately 50% of the Company's revenue occurs outside of the United States and about 65% (approximately 30% of the Company's net revenue) of these revenues are denominated in currencies other than the U.S. dollar. As a result, a strengthening of the U.S. dollar decreases translated foreign currency denominated revenues and earnings. Conversely, weakening of the U.S. dollar has the reverse impact on revenues and earnings. During 1998, 1997 and 1996, the U.S. dollar was generally stronger against other major currencies. In 1999, the dollar slightly strengthened against European currencies but weakened against the Yen. Gains and losses attributed to translating the financial statements for all non-U.S. subsidiaries and the gains and losses on forward exchange contracts used to hedge these exposures, are included in other expense (income).

    The total effect of foreign exchange rate fluctuations on translation of orders, net revenue, and net income plus transaction gains and losses reported in other expense (income) is set forth in the following table:

                                            1999            1998            1997
--------------------------------------------------------------------------------
                                                  (EXPRESSED IN THOUSANDS)

Increase (Decrease)
from Translation:
   New orders                           $  4,961        $(10,838)      $(13,150)
   Net revenue                             3,313          (6,704)        (8,852)
   Net income                                 60            (236)          (237)
--------------------------------------------------------------------------------
Transaction Gain (Loss) in
"Other Expense (Income)"                $   (375)       $  2,340       $  1,266
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES
                                            1999            1998           1997
--------------------------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)

Total Interest
Bearing Debt                            $ 71,637        $ 74,682       $ 12,865
% of Total
Capitalization                             30.5%           32.8%           8.8%
--------------------------------------------------------------------------------
Shareholders'
Investment                              $162,859        $152,689       $133,524
--------------------------------------------------------------------------------
Per Share                               $   7.80        $   7.39       $   6.56
--------------------------------------------------------------------------------

At September 30, 1999, the Company's capital structure was comprised of $11.4 million of current debt, $60.2 million of long-term debt and $162.9 million of shareholders' investment. The ratio of total debt to total capitalization was 30.5% compared to 32.8% at September 30, 1998.

    Total debt decreased $3.1 million during 1999 to $71.6 million. This resulted from a $18.2 million decrease in notes payable to banks offset by a $15.1 million increase in long-term debt.

    In May 1998, the Company amended its multi-currency revolving credit facility with its principal bank, increasing the commitment to $35 million, and extending the commitment to September 2001. There was $9.3 million outstanding under this facility at September 30, 1999. Additionally, the Company has an additional $35 million of uncommitted lines of credit, of which none was outstanding at year end.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Shareholders' investment increased $10.2 million in 1999 to $162.9 million. The increase was primarily due to an increase in retained earnings of $12.4 million from current year net earnings and $2.5 million from the Company's employee stock option and purchase plans. These increases were offset by $4.6 million of dividend payments and $.1 million of treasury stock purchases.

    The Company believes that the combination of present capital resources, internally generated funds, and unused financing sources will be adequate to finance on-going operations, allow for reinvestment in the business and strategic acquisitions.

CASH FLOWS

During 1999 operating activities generated $26.7 million of cash, compared with $3.1 million that was used in 1998 and $11.7 million that was generated in 1997. The increase in cash generated in 1999 was largely due to lower increases in accounts receivable and inventory over 1998 and 1997. Major uses of cash included $16.0 million for additions to property and equipment and $4.6 million of dividend payments.

    Capital expenditures for property and equipment additions totaled $16.0 million in 1999, $25.5 million in 1998, and $13.0 million in 1997. Significant additions in 1998 were associated with an enterprise-wide financial and operations software system.

    Capital spending in 2000 is planned to be about $18 million. The Company anticipates that 2000 capital expenditures will be financed primarily with funds from operations.

DIVIDENDS

The Company's dividend policy is to maintain a payout ratio, which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The Company's dividend payout ratio target is about 25 percent of earnings per share. The current quarterly dividend of 6 cents per share equates to 27 percent of the 1997 through 1999 average net earnings per share.

SHARE REPURCHASE PLAN

In 1999, the Company repurchased 8,292 shares of common stock on the open market for $.1 million, at an average cost of $11.36 per share. The Company repurchased 76,000 shares in 1998 for $1.2 million, at an average cost of $15.56 per share. The Company's purpose for share repurchases is to offset the dilutive effect of shares of common stock issued from the Company's stock option and stock purchase plans, and for other corporate stock-based programs. During the past two years, the Company issued 600,000 shares of its common stock from these stock option and stock purchase plans.

    In November 1996, the Company's Board of Directors authorized the repurchase of 1,000,000 shares of common stock in the open market within the Securities and Exchange Commission guidelines. At September 30,1999, 525,488 shares remained available to be repurchased under this authorization.

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

QUARTERLY STOCK ACTIVITY(1)

The Company's common shares trade on The Nasdaq Stock Market's National Market under the symbol MTSC. The following table sets forth the high, low and volume of shares traded (expressed in thousands) for the periods indicated:

                                 1999                            1998
--------------------------------------------------------------------------------
                                           SHARES                         SHARES
                       HIGH      LOW       TRADED      HIGH      LOW      TRADED
--------------------------------------------------------------------------------
1st Quarter            15 7/16   10 7/8     2,631      20        17 3/8    3,049
2nd Quarter            14 3/8     9 5/8     2,486      19        13 1/2    5,298
3rd Quarter            13 1/4     9 13/16   2,379      19 1/4    15 1/2    2,379
4th Quarter            14 5/8    10         3,259      17 3/4    11 9/16   1,600
================================================================================

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

    Quarterly earnings also vary based on the use of estimated, effective income tax rates for providing federal, state, and foreign income taxes. See Note 4 of "Notes to Consolidated Financial State ments" for more information on the Company's income taxes.

EURO CONVERSION

On January 1, 1999, certain member countries of the European Economic and Monetary Union (EMU) adopted a common currency, the Euro. For a three-year transition period, both the Euro and individual participants' currencies will remain in use. The Company is upgrading systems, where necessary, to properly handle the Euro. It is expected that the Company's European operations will formally begin reporting in euro currency starting in October, 2001. How ever, beginning January 1, 1999, the Company began processing euro transactions with its customers. The costs of addressing the euro conversion are not expected to have a material impact on the Company's financial condition or operating results.

YEAR 2000

The following is a Year 2000 Readiness Disclosure pursuant to the Year 2000 Information and Readiness Disclosure Act. The Company continues to evaluate the potential impact of what is commonly referred to as the Year 2000 issue, concerning the inability of certain computer-based products and systems to operate correctly into and during the year 2000. If not corrected, these products and systems could fail or create erroneous results. Following preliminary work done in fiscal 1997, in early 1998 the Company established a full-time Year 2000 central project office led by a senior technical manager reporting directly to an executive.

    The central project office worked with each of the Company's twelve producing sites to evaluate the following areas:

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

SITE INFRASTRUCTURE, EQUIPMENT AND VENDORS

    The Company's major Business Information, End User Computing and Telecom Systems have been identified at each site. The vast majority of these systems were tested and found to be compliant. Each site developed a plan for completion of testing and remediation of critical systems.

    The Company believes its greatest Year 2000 exposure lies with a limited number of critical/sole source service providers and material suppliers. A failure of these vendors to be able to operate up to and through the year 2000 could have a material adverse effect on the Company's business, financial condition and operating results. The Company has sent surveys to such vendors and has received responses about their Year 2000 readiness. Where the Company does not have sufficient comfort that a critical vendor will be ready, site management has obtained more detailed information and during the first quarter of fiscal 1999 began to develop contingency plans, where feasible, in those cases where such interruption remains reasonably possible.

    The Company's manufacturing and metrology equipment and facilities contain embedded processors and code which have been inventoried and evaluated for Year 2000 readiness. A few instances required remediation.

    The Company completed testing and where necessary remediation of the above items by June 30, 1999 as scheduled. The Company will continue to monitor events and information relevant to Year 2000 issues so that additional action can be taken where necessary.

PRODUCTS MANUFACTURED AT SITE

The Company's Factory Automation products contain few date sensitive computer and embedded processors. The Company has completed an evaluation of these products. All of the products evaluated have been found to be Year 2000 ready, in some cases with stipulations.

    The Company's MT&S products are by their nature computer intensive. The Company has evaluated these products and advised its customers as to their Year 2000 readiness via its web site and written communication. In those cases where MT&S's products were found to be non-compliant, less than 2%, or in the case of discontinued products that were not evaluated, the Company is working with its customers to provide upgrades that are Year 2000 ready.

SUMMARY

The Company estimates that the costs directly related to its Year 2000 project were $400,000 in fiscal 1999 and $300,000 in fiscal 1998. Total costs remaining are expected to be immaterial. Such costs are expensed as incurred.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected quarterly financial information, for the three fiscal years ended September 30, 1999, is presented below.

                                                   First        Second         Third           Fourth         Total
                                                 Quarter       Quarter       Quarter          Quarter          Year
----------------------------------------------------------------------------------------------------------------------
                                                           (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
1999

Net revenue                                    $  96,142     $  93,262     $  95,363        $ 105,775     $ 390,542
Gross profit                                      38,064        36,775        37,818           38,514       151,171
Income before income taxes                         5,722         4,666         8,269              113        18,770
----------------------------------------------------------------------------------------------------------------------
Net income                                     $   3,726     $   3,146     $   5,293        $     280     $  12,445
----------------------------------------------------------------------------------------------------------------------
Net income per share
Basic                                          $     .18     $     .15     $     .25        $     .01     $     .60
Diluted                                              .18           .15           .25              .01           .59
----------------------------------------------------------------------------------------------------------------------

1998

Net revenue                                    $  80,338     $  87,160     $  91,899        $ 102,766     $ 362,163
Gross profit                                      33,753        34,560        35,691           38,223       142,227
Income before income taxes                         7,937         8,009         8,521            8,981        33,448
----------------------------------------------------------------------------------------------------------------------
Net income                                     $   5,192     $   4,921     $   5,667        $   5,759     $  21,539
----------------------------------------------------------------------------------------------------------------------

Net income per share(2)
Basic                                          $     .25     $     .24     $     .28        $     .28     $    1.05
Diluted                                              .24           .23           .27              .27          1.01
----------------------------------------------------------------------------------------------------------------------

1997

Net revenue                                    $  71,755     $  78,374     $  79,268        $  94,027     $ 323,424
Gross profit                                      30,002        32,445        32,476           37,150       132,073
Income before income taxes                         5,377         6,548        12,173(1)        10,220        34,318(1)
----------------------------------------------------------------------------------------------------------------------
Net income                                     $   3,775     $   4,055     $   7,928(1)     $   6,133     $  21,891(1)
----------------------------------------------------------------------------------------------------------------------
Net income per share(2)
Basic                                          $     .19     $     .20     $     .39(1)     $     .30     $    1.08(1)
Diluted                                              .18           .19           .38(1)           .29          1.05(1)
----------------------------------------------------------------------------------------------------------------------

(1) INCLUDES $4.3 MILLION PRETAX GAIN ON LAND SALE EQUAL TO $.13 PER SHARE AFTER TAXES.

(2) NET INCOME PER SHARE HAS BEEN RESTATED RETROACTIVELY FOR THE TWO-FOR-ONE STOCK SPLIT EFFECTIVE FEBRUARY 2, 1998.

CONSOLIDATED BALANCE SHEETS

(September 30)


ASSETS                                                                                     1999            1998
----------------------------------------------------------------------------------------------------------------
                                                       (EXPRESSED IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
CURRENT ASSETS:

Cash and cash equivalents                                                            $   18,083      $   12,589
Accounts receivable, net of allowance for doubtful accounts of $2,232 and $2,285        102,011          93,313
Unbilled contracts and retainage receivable                                              38,628          35,891
Inventories                                                                              56,948          57,982
Prepaid expenses                                                                          7,981           4,536
----------------------------------------------------------------------------------------------------------------
Total current assets                                                                    223,651         204,311
----------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT:

Land                                                                                      3,247           3,202
Buildings and improvements                                                               42,332          40,702
Machinery and equipment                                                                 101,140          93,726
Accumulated depreciation                                                                (73,086)        (67,688)
----------------------------------------------------------------------------------------------------------------
Total property and equipment, net                                                        73,633          69,942
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                                             36,063          38,769
----------------------------------------------------------------------------------------------------------------

                                                                                     $  333,347      $  313,022
================================================================================================================


LIABILITIES AND SHAREHOLDERS' INVESTMENT                                                   1999            1998
----------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES:

Notes payable to banks                                                               $   10,071      $   28,243
Current maturities of long-term debt                                                      1,308           1,180
Accounts payable                                                                         21,062          20,274
Accrued compensation and benefits                                                        28,662          26,919
Advance billings to customers                                                            25,943          17,360
Other accrued liabilities                                                                17,667          16,247
----------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               104,713         110,223
----------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                     5,517           4,851
Long-term debt                                                                           60,258          45,259
----------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 9)

SHAREHOLDERS' INVESTMENT:

Common stock, .25 par; 64,000,000 shares authorized:
20,883,639 and 20,657,186 shares issued and outstanding                                   5,221           5,164
Additional paid-in capital                                                                8,122           5,818
Retained earnings                                                                       147,615         139,782
Accumulated other comprehensive income                                                    1,901           1,925
----------------------------------------------------------------------------------------------------------------
Total shareholders' investment                                                          162,859         152,689
----------------------------------------------------------------------------------------------------------------
                                                                                     $  333,347      $  313,022
================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE CONSOLIDATED BALANCE SHEETS.

CONSOLIDATED STATEMENTS OF INCOME AND SHAREHOLDERS' INVESTMENT

(For the Years Ended September 30)


INCOME                                                                             1999               1998               1997
------------------------------------------------------------------------------------------------------------------------------
                                                                               (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
NET REVENUE                                                                   $ 390,542          $ 362,163          $ 323,424
COST OF REVENUE                                                                 239,371            219,936            191,351
------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                    151,171            142,227            132,073
------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Selling                                                                          61,490             56,479             54,610
General and administrative                                                       30,038             27,833             26,402
Research and development                                                         26,966             24,348             19,798
Restructuring                                                                     5,711                 --                 --
Acquisition                                                                       1,391                 --                 --
------------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                           25,575             33,567             31,263
------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                  5,067              2,327              1,531
Interest income                                                                    (470)              (379)              (406)
Other expense (income), net                                                       2,208             (1,829)            (4,180)
------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                       18,770             33,448             34,318
PROVISION FOR INCOME TAXES                                                        6,325             11,909             12,427
------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                    $  12,445          $  21,539          $  21,891
==============================================================================================================================
NET INCOME PER SHARE
Basic                                                                         $     .60          $    1.05          $    1.08
Diluted                                                                             .59               1.01               1.05
------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' INVESTMENT

                                              Common Stock
                                          --------------------    Additional                 Accumulated Other           Total
                                            Shares                   Paid-In     Retained        Comprehensive   Shareholders'
                                            Issued      Amount       Capital     Earnings        Income (Loss)      Investment
-------------------------------------------------------------------------------------------------------------------------------
                                                         (EXPRESSED IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
BALANCE, SEPTEMBER 30, 1996               11,251,223    $2,812       $ 2,468     $111,262              $ 4,036       $ 120,578
===============================================================================================================================
Comprehensive income:
Net income                                                                         21,891
Foreign currency translation                                                          (82)              (2,300)
   Total Comprehensive income                                                                                           19,509
Exercise of stock options                    311,313        78         4,617                                             4,695
Common stock purchased and retired          (349,065)      (87)       (3,073)      (4,453)                              (7,613)
Cash dividends, .20 per share                                                      (3,645)                              (3,645)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1997               11,213,471     2,803         4,012      124,973                1,736         133,524
===============================================================================================================================
Comprehensive income:
Net income
Foreign currency translation                                                                               189
   Total Comprehensive income                                                                                           21,728
Stock split 2 for 1                        9,204,424     2,301                     (2,301)
Exercise of stock options                    300,091        75         3,405                                             3,480
Common stock purchased and retired           (60,800)      (15)       (1,599)                                           (1,614)
Cash dividends, .24 per share                                                      (4,429)                              (4,429)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1998               20,657,186     5,164         5,818      139,782                1,925         152,689
===============================================================================================================================
Comprehensive income:
Net income                                                                         12,445
Foreign currency translation                                                                                36
Unrealized loss on investment, net of tax                                                                  (60)
   Total Comprehensive income                                                                                           12,421
Exercise of stock options                    234,745        59         2,396                                             2,455
Common stock purchased and retired            (8,292)       (2)          (92)                                              (94)
Cash dividends, .24 per share                                                      (4,612)                              (4,612)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1999               20,883,639    $5,221       $ 8,122     $147,615              $ 1,901        $162,859
===============================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(For the Years Ended September 30)

                                                                                 1999           1998           1997
--------------------------------------------------------------------------------------------------------------------
                                                                                     (EXPRESSED IN THOUSANDS)
OPERATING ACTIVITIES:
Net income                                                                  $  12,445      $  21,539      $  21,891
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
  Depreciation and amortization                                                14,424         10,880          9,608
  Deferred income taxes                                                           889            127            (11)
  Gain from sale of real estate                                                    --             --         (4,332)
Changes in operating assets and liabilities, exclusive of acquisitions:
  Accounts receivable, unbilled contracts and retainage receivable            (11,285)       (27,765)       (26,645)
  Inventories                                                                     373         (7,644)        (7,655)
  Prepaid expenses                                                             (3,493)           647            221
  Advance billings to customers                                                 8,711         (2,874)         8,949
  Other liabilities, net                                                        4,676          2,015          9,708
--------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                            26,740         (3,075)        11,734
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:

Property and equipment additions                                              (15,990)       (25,545)       (12,963)
Proceeds from sale of real estate                                                  --             --          5,700
Acquisition of businesses, net of cash received                                (1,036)       (29,012)        (5,947)
Other assets                                                                     (132)        (1,026)          (537)
--------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                         (17,158)       (55,583)       (13,747)
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:

Net borrowings under notes payable to banks                                   (18,168)        23,770          3,743
Proceeds from issuance of long-term debt                                       16,837         38,637          1,008
Repayments of long-term debt                                                     (924)        (1,152)        (2,745)
Cash dividends                                                                 (4,612)        (4,429)        (3,645)
Proceeds from employee stock option and stock purchase plans                    2,455          3,480          4,695
Payments to purchase and retire common stock                                      (94)        (1,614)        (7,613)
--------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                            (4,506)        58,692         (4,557)
--------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                           418             (3)        (1,001)
--------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            5,494             31         (7,571)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                 12,589         12,558         20,129
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $  18,083      $  12,589      $  12,558
====================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

Cash paid during the year for:
Interest                                                                    $   4,291      $   1,881      $   1,531
Income taxes                                                                    6,731          8,756         13,523
====================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION AND TRANSLATION

The consolidated financial statements include the accounts of MTS Systems Corporation (the Company) and its wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

    All balance sheet accounts of foreign subsidiaries are translated to U.S. dollars at the current exchange rates as of the end of the fiscal year. Income statement items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses from translation of foreign currency denominated transactions and from foreign exchange hedge contracts are included in "Other expense (income), net" in the Consolidated Statements of Income and amounted to a loss of $(375,000) in 1999, a gain of $2,340,000 in 1998 and a gain of $1,266,000 in 1997.

REVENUE RECOGNITION

Revenue is recognized upon shipment of equipment when the customer's order can be manufactured, delivered, and installed in generally less than a year. Revenue on contracts requiring longer delivery periods (long-term contracts) and other customized orders that permit progress billings is recognized using the percentage-of-completion method based on the cost incurred to date relative to estimated total cost of the contract (cost-to-cost method). The cumulative effects of revisions of estimated total contract costs and impact on revenues are recorded in the period in which the facts become known. When a loss is anticipated on a contract, the amount is provided currently.

LONG-TERM CONTRACTS

The Company enters into long-term contracts for customized equipment sold to its customers. Under terms of such contracts, revenue recognized using the percentage of completion method may not be invoiced until completion of contractual milestones, upon shipment of the equipment, or upon installation and acceptance by the customer. Un billed amounts for these contracts appear in the Consolidated Balance Sheets as Unbilled Contracts and Retainage Receiv able. Amounts unbilled or retained at September 30, 1999 are expected to be invoiced during fiscal 2000.

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

CASH EQUIVALENTS

Cash equivalents represent short-term liquid investments which have original maturities of three months or less and are recorded at cost, which approximates fair value.

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

INVENTORIES

Inventories consist of material, labor and overhead and are stated at the lower of cost or market, determined by the first-in, first-out method. Inventory components as of September 30, were as follows:

                                                            1999            1998
--------------------------------------------------------------------------------
                                                        (EXPRESSED IN THOUSANDS)
Customer projects in
various stages of
completion                                               $ 3,625         $12,701

Components,
assemblies and parts                                      53,323          45,281
--------------------------------------------------------------------------------
Total                                                    $56,948         $57,982
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

Machinery and equipment: 3 to 12 years.

    Most major building and equipment purchases are de preciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company periodically enters into forward exchange contracts principally to hedge the eventual dollar cash flow of foreign currency denominated transactions (primarily British Pound, German Deutschemark, French Franc, Swedish Krona, Italian Lira, and Japanese Yen). Gains and losses on forward exchange contracts entered into to hedge foreign currency denominated undelivered orders and net exposed assets are included in "Other expense (income) net" in the Consolidated Statements of Income, when the underlying transaction is closed.

    The Company`s accounting policy for these contracts is based on the Company`s designation of foreign currency contracts as hedging transactions. The Company does not use derivative financial instruments for speculative or trading purposes. The criteria the Company uses for design ating a contract as a hedge include the contract`s effective ness in risk reduction and matching of contracts to underlying transactions. On September 30, 1999, there were open hedge contracts totaling $7,300,000 with an unrealized loss of $202,000. On September 30, 1998, there were open hedge contracts totaling $2,800,000 with an unrealized loss of $3,000.

OTHER ASSETS

Other assets consist principally of patents and excess cost over net assets acquired (goodwill), net of accumulated amortization. The carrying value of goodwill less accumulated amortization was $27.5 million and $31.6 million in 1999 and 1998, respectively. These assets are being amortized on a straight basis over various periods ranging from 7 to 40 years. Amortization expense was $3.3 million in 1999, $1.5 million in 1998 and $1.0 million in 1997.

    The Company periodically evaluates whether events and circumstances have occurred that may affect the estimated useful life of its goodwill and other long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, an impairment loss would be recognized. No such impairment has occurred which would require recognition during the year ended September 30, 1999.

PENSIONS AND OTHER POSTRETIREMENT BENEFIT PLANS

Effective September 30, 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of SFAS No. 132 revise employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of these plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable.

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

                                                 1999         1998          1997
--------------------------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)

Weighted average
   common shares
   outstanding                                 20,763       20,519        20,285
Dilutive potential
   common shares                                  421          811           660
--------------------------------------------------------------------------------
Total dilutive
   common shares                               21,184       21,330        20,945
--------------------------------------------------------------------------------
Basic net income
   per share                                  $   .60      $  1.05       $  1.08
Diluted net income
   per share                                      .59         1.01          1.05
================================================================================

COMPREHENSIVE INCOME

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" during fiscal 1999. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments and unrealized loss on investment and is presented in the accompanying Consolidated Statement of Shareholders' Investment. The adoption of SFAS No. 130 had no impact on total shareholders' investment. Prior year financial statements have been reclassified to conform to the SFAS No. 130 requirements.

RECLASSIFICATIONS

Certain amounts included in the consolidated financial statements have been reclassified in prior years to conform with the 1999 financial statement presentation. These amounts had no effect on previously reported shareholder's investment or net income.

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

FUTURE ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000.

    The Company anticipates that the effect of adopting SFAS No. 133 will not have a material impact on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)


2. BUSINESS SEGMENT INFORMATION:

In 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments on an Enterprise and Related Information". SFAS No. 131 supersedes SFAS No. 14 replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial condition but did affect the disclosure of segment information.

    The Company evaluated its business activities that are regularly reviewed by the Chief Executive Officer for which discrete financial information is available. As a result of this evaluation, the Company has determined that it has five operating segments: Vehicle Testing Systems, Material Testing Systems, Advanced Systems, Automation and Sensors. The Vehicle Testing Systems business manufactures and markets systems for vehicle and component manufacturers to aid in the acceleration of design development work and decrease the cost to manufacture their products. The Material Testing Systems business manufacturers and markets systems to aid their customers in product development and quality control through material and product characterization. The Advanced Systems business provides highly customized systems for principally simulation and manufacturing. The Automation business manufactures and markets products for high performance industrial machine applications in a wide range of industries. The Sensor business manufactures and markets displacement and liquid level sensors used in various applications to monitor and automate industrial processes. The economic characteristics, nature of products and services, production processes, type or class of customer, method of distribution and regulatory environments are similar for the Vehicle Testing Systems, Material Testing Systems and Advanced Systems business segments. As a result of these similarities, these segments have been aggregated into one reportable segment called Mechanical Testing and Simulation (MT&S) for financial statement purposes. Also, the economic characteristics, nature of products and services, production processes, type or class of customer, method of distribution and regulatory environments are similar for the Automation and Sensor business segments. As a result, these segments have been aggregated into one reportable segment called Factory Automation.

    The accounting policies of the business segments are the same as those described in Note 1. In evaluating the segment performance, management focuses on income from operations. This measurement excludes special charges (e.g. restructuring charges, acquisition expenses, etc.), interest expense, interest income, income tax expense and other non-operating income or expense. Corporate expenses are allocated to segments primarily on the basis of revenue. This allocation includes expenses for various support functions such as human resources, information technology and finance. Financial information by reportable segment follows:

                                                                     1999            1998           1997
---------------------------------------------------------------------------------------------------------
                                                                        (EXPRESSED IN THOUSANDS)
NET REVENUE BY SEGMENT
Mechanical Testing & Simulation                                $  313,685      $  287,761     $  260,650
Factory Automation                                                 76,857          74,402         62,774
---------------------------------------------------------------------------------------------------------
Total                                                          $  390,542      $  362,163     $  323,424
---------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS BY SEGMENT
Mechanical Testing & Simulation
Before restructuring and acquisition                           $   22,289      $   25,011     $   25,219
Restructuring                                                      (5,510)             --             --
Acquisition                                                        (1,391)             --             --
---------------------------------------------------------------------------------------------------------
Total                                                          $   15,388      $   25,011     $   25,219
---------------------------------------------------------------------------------------------------------
Factory Automation
Before restructuring and acquisition                               10,388           8,556          6,044
Restructuring                                                        (201)             --             --
---------------------------------------------------------------------------------------------------------
Total                                                          $   10,187      $    8,556     $    6,044
---------------------------------------------------------------------------------------------------------
Total Income from Operations                                   $   25,575      $   33,567     $   31,263
---------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT
Mechanical Testing & Simulation                                $  272,491      $  255,816     $  190,456
Factory Automation                                                 60,856          57,206         38,619
---------------------------------------------------------------------------------------------------------
Total Assets                                                   $  333,347      $  313,022     $  229,075
=========================================================================================================
OTHER SEGMENT DATA
Mechanical Testing & Simulation:
Capital expenditures                                           $   13,822      $   21,251     $   11,203
Depreciation and Amortization                                      11,028           8,333          7,409
---------------------------------------------------------------------------------------------------------
Factory Automation:
Capital expenditures                                           $    2,168      $    4,668     $    1,787
Depreciation and Amortization                                       3,396           2,547          2,199
---------------------------------------------------------------------------------------------------------

A geographic summary of the Company's operations and asset information as of and for the years ended September 30, were as follows:

                                                                     1999            1998           1997
---------------------------------------------------------------------------------------------------------
                                                                        (EXPRESSED IN THOUSANDS)
TOTAL NET REVENUE
United States                                                  $  200,556      $  200,490     $  156,877
Germany                                                            47,172          37,643         31,778
Other Europe                                                       69,185          51,495         38,826
Far East                                                           56,897          53,652         77,851
Other                                                              16,732          18,883         18,092
---------------------------------------------------------------------------------------------------------
Total                                                          $  390,542      $  362,163     $  323,424
---------------------------------------------------------------------------------------------------------
TOTAL LONG-LIVED ASSETS
United States                                                  $  232,177      $  227,816     $  153,707
Germany                                                            42,913          39,882         36,648
Other Europe                                                       38,799          30,626         22,228
Far East                                                           18,882          14,242         16,226
Other                                                                 576             456            266
---------------------------------------------------------------------------------------------------------
Total                                                          $  333,347      $  313,022     $  229,075
---------------------------------------------------------------------------------------------------------

Net revenue by geographic location is based on net revenue generated from each country's operations. No individual country, other than the United States and Germany, exceeded 10% of consolidated net revenue on a recurrent annual basis. The Company did not have sales to any individual customer greater than 10% of total net revenue in 1999, 1998 and 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)


3. FINANCING:

Long-term debt as of September 30 was as follows:

                                                                        1999           1998
--------------------------------------------------------------------------------------------
                                                                   (EXPRESSED IN THOUSANDS)
Variable Rate Note, due May 2015, collateralized by building       $   1,837      $      --
6.6% Notes, unsecured, due in July 2008                               35,000         35,000
5.4% Mortgage, due in October 2015, collateralized by building         5,742          6,444
5.3% Note, unsecured, due in March 2003                                1,503          1,264
6.0% Note, unsecured, due in May 2008                                  1,943          1,943
7.5% Note, unsecured, due in July 2009                                15,000             --
Other                                                                    541          1,788
--------------------------------------------------------------------------------------------
TOTAL                                                              $  61,566      $  46,439
LESS CURRENT MATURITIES                                               (1,308)        (1,180)
--------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                               $  60,258      $  45,259
============================================================================================

Aggregate annual maturities of long-term debt for the next five fiscal years are as follows: 2000--$1,308,000; 2001--$5,599,000; 2002--$5,494,000;
2003--$7,152,000; 2004--$7,384,000 and $34,629,000 thereafter. The carrying value of the Company's long-term debt at September 30, 1999, approximates the fair value at current interest rates offered to the Company for debt with the same remaining maturities.

    The Company has credit agreements with two domestic banks totaling $40,000,000. One credit agreement, for $5,000,000, permits the Company to issue domestic and Euro-currency notes. The other credit agreement, for $35,000,000, permits the Company to issue domestic notes, Euro-currency notes, and banker's acceptances. As part of the same credit agreement, the bank has agreed to issue term loans up to a maximum of $10,000,000 until March 30, 2002. This agreement provides for repayment of these term loans through September 2005. The Company compensates both banks with loan commitment fees for the unused portion of the credit lines. The Company also has three uncommitted lines of credit with banks that total $35,000,000. In addition, the Company has standby letter-of-credit lines totaling $30,000,000. At September 30, 1999, standby letters of credit outstanding totaled $13,382,000.

    Under the terms of its credit agreements, the Company has agreed, among other matters, that (a) its defined cash flow or fixed charge coverage will exceed a defined minimum level; (b) its interest bearing debt will not exceed a defined percentage of total capital; (c) repurchases of its common stock will not exceed a maximum amount. At September 30, 1999, net worth exceeded the defined minimum amount by $38,000,000 and the Company had $18,959,000 available for repurchases of its common stock. The Company was in compliance with the terms and covenants of its credit agreements and its lines of credit at September 30, 1999.

    Information on short-term borrowings for the years ended September 30 were as follows:

                                                            1999          1998          1997
--------------------------------------------------------------------------------------------
                                                              (EXPRESSED IN THOUSANDS)
Balance outstanding at September 30                     $ 10,071      $ 28,243      $  4,356
Average balance outstanding                               24,903        23,498        11,903
Maximum balance outstanding                               34,700        51,216        23,458
Year-end interest rate                                      6.0%          5.9%          6.0%
Weighted-average interest rate                              5.7%          6.1%          6.0%
============================================================================================

4. INCOME TAXES:

The provision for income taxes for the years ended September 30 consisted of the following:

                                                       1999           1998           1997
------------------------------------------------------------------------------------------
                                                            (EXPRESSED IN THOUSANDS)
Current payable (receivable):
Federal                                            $  2,239       $  6,911       $  7,801
State                                                   432          1,129            953
Foreign                                               2,773          4,104          3,658
Deferred                                                881           (235)            15
------------------------------------------------------------------------------------------
Total provision                                    $  6,325       $ 11,909       $ 12,427
------------------------------------------------------------------------------------------

A reconciliation from the Federal statutory income tax rate to the Company's effective rate for the years ended September 30 were as follows:

                                                       1999           1998           1997
------------------------------------------------------------------------------------------
Statutory rate                                           35%            35%            35%
Tax benefit of Foreign Sales Corporation                 (3)            (2)            (2)
Foreign provision in excess of U.S. tax rate              4              3              3
State income taxes, net of Federal benefit                2              2              2
Research and development tax credits                     (5)            (2)            (2)
Other, net                                                1             --             --
------------------------------------------------------------------------------------------
Effective rate                                           34%            36%            36%
------------------------------------------------------------------------------------------

DEFERRED TAX ASSET:

                                                       1999                          1998
------------------------------------------------------------------------------------------
                                                           (EXPRESSED IN THOUSANDS)
Accrued compensation and benefits                   $ 1,017                       $ 2,151
Inventory reserves                                    2,398                         2,309
Allowance for doubtful accounts                         194                           244
Other assets                                         (1,276)                          (11)
------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSET                            $ 2,333                       $ 4,693
==========================================================================================

DEFERRED TAX LIABILITY:
                                                       1999                          1998
------------------------------------------------------------------------------------------
Property and equipment                              $ 5,517                       $ 4,851
------------------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITY                          $ 3,184                       $   158
==========================================================================================

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

    At September 30, 1999, the Company had awarded incentive stock options and non-qualified stock options. These were granted at exercise prices that are 100% of the fair-market value at the day of grant. Beginning one year after grant, the options generally can be exercised proportionately each year for periods of three, four, or six years, as defined in the respective plans. Options currently expire no later than seven years from the grant date, as defined.

    Option holders may exercise options by delivering Company stock already owned, cash, or a combination of stock and cash. The shares tendered in the exchange are cancelled and, therefore, reduce shares issued. During 1999 and 1998, option holders exchanged 25,029 and 22,335 shares, respectively, of the Company's stock in payment of options exercised. All share and share price data herein have been restated retroactively for the two-for-one stock split, effective February 2, 1998.

A summary of the status of the Company's stock option plans as of September 30, 1999, 1998, and 1997, and changes during the years ended were as follows:

                                                  1999                      1998                      1997
-----------------------------------------------------------------------------------------------------------------
                                           SHARES       WAEP*        SHARES       WAEP*        SHARES       WAEP*
-----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year            2,143     $10.30          1,920     $ 8.35          1,964     $ 7.12
-----------------------------------------------------------------------------------------------------------------
Granted                                       880     $12.95            545     $15.79            608     $10.72
-----------------------------------------------------------------------------------------------------------------
Exercised                                    (138)    $ 7.25           (295)    $ 6.51           (616)    $ 6.78
-----------------------------------------------------------------------------------------------------------------
Forfeited                                     (69)    $13.38            (27)    $10.40            (36)    $ 7.87
-----------------------------------------------------------------------------------------------------------------
Outstanding at end of year                  2,816     $11.21          2,143     $10.30          1,920     $ 8.35
=================================================================================================================
Options exercisable at year-end             1,566     $ 9.46          1,156     $ 8.19            894     $ 7.59
=================================================================================================================

SHARES IN THOUSANDS
*WEIGHTED-AVERAGE EXERCISE PRICE

The following table summarizes information concerning outstanding and exercisable options as of September 30, 1999:

                                                    OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------------------------
                                         WEIGHTED AVERAGE            WEIGHTED                           WEIGHTED
RANGE OF                     NUMBER             REMAINING             AVERAGE          NUMBER            AVERAGE
EXERCISE PRICES         OUTSTANDING      CONTRACTUAL LIFE*     EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------
$5.78-8.13                      921                   1.6              $ 7.40             921             $ 7.40
-----------------------------------------------------------------------------------------------------------------
$9.69-13.00                     650                   3.0              $10.80             410             $10.64
-----------------------------------------------------------------------------------------------------------------
$13.13-13.13                    735                   5.4              $13.13              36             $13.13
-----------------------------------------------------------------------------------------------------------------
$14.63-19.38                    510                   3.4              $15.82             199             $15.86
-----------------------------------------------------------------------------------------------------------------
TOTAL                         2,816                   3.2              $11.21           1,566             $ 9.46
=================================================================================================================

SHARES IN THOUSANDS
*IN YEARS

These options will expire if not exercised at specific dates ranging from January 2000 to September 2006. Prices for options exercised during the three-year period ended September 30, 1999 ranged from $5.78 to $15.75. Total options available for future grant as of September 30, 1999 were 370,162.

    In January 1992 the Company's shareholders authorized an Employee Stock Purchase Plan (the Purchase Plan), whereby 1,000,000 shares of the Company's common stock were reserved for sale to employees until April 2002. Participants in the 1999 and 1998 phases, all at dates specified in the Purchase Plan, were issued 121,810 shares in 1999 and 105,240 shares in 1998. During 1999, participants subscribed to purchase 147,869 shares at 85% of market price for issuance in 2000.

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

    SFAS No. 123 requires this information be determined as if the Company had accounted for employee stock options granted in fiscal years beginning subsequent to December 31, 1994 under the fair value method of that statement. The fair value of options granted, as reported below, has been estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

                                                1999          1998         1997
--------------------------------------------------------------------------------
Expected life (in years)                         2.7           2.0          2.1
Risk-free interest rate                          5.8%          4.2%         5.8%
Volatility                                       .49           .40          .49
Dividend yield                                   2.3%          1.6%         1.2%
================================================================================

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models required the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because change in the subjective input assumptions can affect materially the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during 1999 and 1998 was $4.47 and $4.39 per share, respectively.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share data):

                                               1999           1998          1997
--------------------------------------------------------------------------------
Pro forma net income                        $10,553        $20,247       $21,048
Pro forma earnings per
   share, basic                             $   .51        $   .99       $  1.04
Pro forma earnings per
   share, diluted                           $   .50        $   .95       $  1.01
================================================================================

The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS No. 123 is applicable only to options granted in fiscal years subsequent to December 31, 1994, the pro forma effect will not be fully reflected until 2002.

6. EMPLOYEE BENEFIT PLANS:

The Company offers a 401(K) Pay Conversion Plan for all of its U.S. employees. Employees can supplement their retirement income by participating in this voluntary pre-tax savings plan by designating a percentage of their gross income, subject to limitations imposed by federal law. The Company will match $.50 per each dollar of the first 3% that employees contribute capped at $500 per fiscal year. Employees are automatically vested. The matching contributions under the 401(K) plan were $730,000 in 1999, $557,000 in 1998 and $483,000 in
1997.

    The Company's profit sharing plan functions as a retirement program for most U.S. and certain international employees. Employees who have completed 1,000 hours of service during the plan year are eligible to participate. The formula for calculating the Company's contribution is approved annually by the Board of Directors and is based primarily on operating results for the year, before management variable compensation. The plan provides for a minimum contribution of 4% of participant compensation, as defined, up to the social security taxable wage base, and 8% of participant compensation in excess of the taxable wage base up to the maximum profit sharing contribution allowed by federal law, so long as the entire contribution calculation does not exceed pretax income. The contributions were 4.3% of participant compensation in 1999 and 4.4% in 1998 and 1997, respectively. The provisions for profit sharing were $3,883,000 in 1999, $3,577,000 in 1998 and $3,163,000 in 1997, and are distributed among the various operating expenses shown in the accompanying Consolidated Statements of Income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)


The expenses for these plans consist of the following components:

                                                            1999            1998            1997
-------------------------------------------------------------------------------------------------
                                                                 (EXPRESSED IN THOUSANDS)
Service cost-benefit earned during the period          $     209       $     178       $     327
Interest cost on projected benefit obligation                249             218             269
Net amortization and deferral                                 17              11              29
-------------------------------------------------------------------------------------------------
NET PERIODIC PENSION COST                              $     475       $     407       $     625
=================================================================================================

The change in benefit obligation and plan assets consisted of the following for the years ended September 30, 1999 and 1998.

                                                            1999                            1998
-------------------------------------------------------------------------------------------------
                                                                 (EXPRESSED IN THOUSANDS)
Change in benefit obligation:
Projected benefit obligation, beginning of year        $   5,110                       $   4,723
   Service cost                                              173                             188
   Interest cost                                             212                             216
   Translation difference                                     80                             (20)
   Actuarial (gain)loss                                      332                               8
   Benefits paid                                             (30)                             (5)
-------------------------------------------------------------------------------------------------
PROJECTED BENEFIT OBLIGATION, END OF YEAR              $   5,877                       $   5,110
=================================================================================================
Change in plan assets:
Fair value of plan assets, beginning of year           $      --                       $      --
   Actual return on plan assets                               --                              --
   Employer contributions                                     30                               5
   Benefits paid                                             (30)                             (5)
-------------------------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS, END OF YEAR                 $      --                       $      --
=================================================================================================

The funded status of the Company`s benefit plans and the amounts recognized in the consolidated financial statements are:

                                                            1999                            1998
-------------------------------------------------------------------------------------------------
                                                                 (EXPRESSED IN THOUSANDS)
Funded status                                             (5,877)                         (5,110)
Unrecognized net gain                                        (88)                           (460)
Unrecognized net liability being amortized                   536                             478
Adjustment required to recognize minimum liability           (33)                            (25)
-------------------------------------------------------------------------------------------------
ACCRUED PENSION LIABILITY                              $  (5,462)                      $  (5,117)
=================================================================================================
Major assumptions at year-end are:
Discount rate                                         3.5 to 6.0%                     3.5 to 6.2%
Rate of increase in future compensation levels               3.0%                            3.0%
=================================================================================================

7. ACQUISITIONS:

On May 28, 1999, the Company completed a merger with DSP Technology, Inc. (DSP), an enterprise that is active in automotive engine development market segments. Under the terms of the agreement, the Company initially issued 2,076,913 shares of common stock and subsequently issued an additional 792 shares of common stock in exchange for all of the outstanding shares and vested stock options of DSPs' common stock. In connection with the acquisition, the Company incurred approximately $1.4 million of acquisition related costs which were charged to operations in the third quarter of fiscal year 1999. The acquisition was accounted for as a pooling-of-interests. Accordingly, all periods included in these historical consolidated financial statements have been restated to give effect to the merger. The following are the results of operations for the separate companies for the years ended September 30:


                                              1999           1998           1997
--------------------------------------------------------------------------------
                                                   (EXPRESSED IN THOUSANDS)

Net Revenue:
   MTS                                    $362,708       $339,682       $303,480
   DSP                                      27,834         22,481         19,944
--------------------------------------------------------------------------------
COMBINED NET REVENUE                      $390,542       $362,163       $323,424
--------------------------------------------------------------------------------

Income before income taxes (note A):
   MTS                                    $ 18,445       $ 31,473       $ 32,712
   DSP                                         325          1,975          1,606
--------------------------------------------------------------------------------

COMBINED INCOME BEFORE
INCOME TAXES                              $ 18,770       $ 33,448       $ 34,318
--------------------------------------------------------------------------------

NOTE A: 1999 AMOUNTS INCLUDE $0.3 MILLION AND $1.1 MILLION IN ACQUISITION RELATED COST FOR THE COMPANY AND DSP RESPECTIVELY.

    No significant adjustments were made to the prior years financial statements of either the Company or DSP.

    On September 29, 1999 the Company acquired the exclusive license for the PowerBlok product line technology, related inventory and fixed assets, and trade names from Semipower, Inc. The transaction was accounted for by the purchase method of accounting.

    In fiscal 1998 the Company acquired three entities, all accounted for by the purchase method of accounting, with an aggregate purchase price of approximately $29 million, net of cash acquired. The Company acquired all the outstanding stock of Performance Controls, Inc., a manufacturer of high performance power amplifiers for factory auto mation and magnetic resonance machine applications, in an all cash transaction. The Company acquired the stock of Nano Instruments Inc., a manufacturer of instrumented indentation systems for ultra-low force nanoindentation testing surfaces and thin films, for cash and debt. In addition to the stock purchase of Nano Instruments Inc., the Company purchased the rights to a patent from the two principal shareholders of Nano Instruments, Inc. The Company also acquired the assets and technology of SDRC's noise and vibration test software business along with a major portion of SDRC's noise and vibration consulting engineering services, in an all cash transaction.

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

    The pro forma results, exclusive of the DSP merger, for 1999, 1998 and 1997, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.

8. RESTRUCTURING AND OTHER CHARGES:

The Company has taken a series of actions to better align its organizational structure with market elements, improve operational performance and reduce costs. These actions resulted in a restructuring charge during the first quarter of fiscal year 1999 of $2.1 million ($1.4 million after tax, or $.07 per share). This charge related principally to employee severance costs of $1.8 million and $0.3 million for other costs.

    In the first quarter of fiscal year 1999, DSP Technology, Inc. (see note 7) announced its strategic decision to relocate its corporate headquarters and consolidate its Transportation Group operations in Ann Arbor, Michigan from Freemont, California. This decision resulted in a restructuring charge of $0.5 million ($0.3 million after tax or $.01 cents per share). This charge relates to employee severance cost of $0.3 million and $0.2 million in idle facility and wind down costs. As of September 30, 1999, $.1 million of the restructuring charge remains to be paid.

    In the fourth quarter of fiscal 1999, the Company identified actions necessary to rationalize certain of its business capacity. These actions resulted in a total restructuring charge during the fourth quarter of fiscal 1999 of $3.1 million ($2.1 million after tax, or $.10 per share). This charge relates to employee severance costs of $2.8 million and $0.3 million of other costs. In conjunction with the rationalization of business capacity, the Company took an additional charge to cost of sales of $0.9 million related to inventory write-downs. No amounts recorded in the fourth quarter have been paid.

9. COMMITMENTS AND CONTINGENCIES:

LITIGATION: The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. It is the opinion of management that the final resolution of these matters will not have a material adverse effect on the financial position or results of operation of the Company.

LEASES: The Company has noncancelable operating lease commitments for equipment and facilities that expire on various dates through 2005. Minimum annual rental commitments at September 30, 1999 for the fiscal years 2000 through 2004 and thereafter are $3,647, $2,644, $1,626, $1,225, $980 and $302. Total lease expense was $4,197 in 1999, $3,118 in 1998 and $2,693 in 1997.

REPORTS ON CONSOLIDATED FINANCIAL STATEMENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO MTS SYSTEMS CORPORATION:

We have audited the accompanying consolidated balance sheets of MTS Systems Corporation (a Minnesota corporation) and Subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of income, shareholders` investment and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTS Systems Corporation and Subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.


                                                    ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  November 24, 1999




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

Sidney W. Emery, Jr
Chairman and Chief Executive Officer

/s/ Sidney W. Emery, Jr



David E. Hoffman
Vice President and
Chief Financial Officer

/s/ David E. Hoffman

36