Form 10-K, Exhibit 13
period 2000-09-30
MTS SYSTEMS CORP
filed 2000-12-26
CIK 68709

EXHIBIT 13


SIX YEAR FINANCIAL SUMMARY
(SEPTEMBER 30)

                                                 2000            1999          1998           1997          1996          1995
--------------------------------------------------------------------------------------------------------------------------------
                                       (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBERS OF SHAREHOLDERS AND EMPLOYEES)
OPERATIONS(5)
--------------------------------------------------------------------------------------------------------------------------------
Net revenue                                   $ 391,853       $ 390,542      $362,163      $ 323,424      $278,170     $ 247,793
United States revenue                           194,056         200,556       200,490        156,877       140,249       136,862
International revenue                           197,797         189,986       161,673        166,547       137,921       110,931
Gross profit                                    134,000         151,171       142,227        132,073       116,047        99,923
Income before income taxes                        6,095          18,770        33,448         29,986(1)     21,813        15,244
Net income                                        3,624          12,445        21,539         19,237(1)     15,170        11,105
Net income per share, diluted basis                 .17             .59          1.01            .92(1)        .72           .55
Research and development expense                 24,619          26,966        24,348         19,798        19,776        15,471
Net interest expense                              4,892           4,597         1,948          1,125         1,123         2,424
Depreciation and amortization                    15,294          14,424        10,880          9,608         8,673         7,912

FINANCIAL POSITION
--------------------------------------------------------------------------------------------------------------------------------

Current assets                                $ 225,273       $ 223,651      $204,311      $ 162,814      $137,584     $ 138,159
Current liabilities                             108,648         104,713       110,223         83,413        63,465        69,312
Current ratio                                     2.1:1           2.1:1         1.9:1          2.0:1         2.2:1         2.0:1
Net working capital                             116,625         118,938        94,088         79,401        74,119        68,847
Property and equipment, net                      72,081          73,633        69,942         51,790        49,476        49,465
Total assets                                    330,234         333,347       313,022        229,075       197,679       198,320
Interest bearing debt                            75,712          71,637        74,682         12,865        11,836        22,965
Shareholders' investment                        157,854         162,859       152,689        133,524       120,578       113,311
Shareholders' investment per share                 7.61            7.80          7.39           6.56          5.90          5.54

OTHER STATISTICS AND RATIOS
--------------------------------------------------------------------------------------------------------------------------------

Diluted shares outstanding(2)                    20,935          21,184        21,330         20,945        21,184        20,258
Number of common shareholders of record           2,229(3)        2,055         1,760          1,575         1,523         1,395
Number of employees                               2,350           2,436         2,424          2,125         1,866         1,729
New orders                                    $ 415,879       $ 350,190      $352,282      $ 380,870      $302,824     $ 261,487
Backlog of orders                             $ 162,955       $ 146,833      $187,185      $ 190,784      $130,621     $ 105,967
Gross profit percent                              34.2%           38.7%         39.3%          40.8%         41.7%         40.3%
Research and development costs
as a percent of net revenue                        6.3%            6.9%          6.7%           6.1%          7.1%          6.2%
Net income as a percent of net revenue              .9%            3.2%          5.9%           5.9%(1)       5.5%          4.5%
Effective tax rate                                  41%             34%           36%            36%           31%          27%
Interest bearing debt to shareholders'
investment percent                                48.0%           44.0%         48.9%           9.6%          9.8%         20.3%
Return on average net assets(4)                    4.9%           10.7%         20.9%          22.7%         17.6%         13.2%
Return on beginning
shareholders' investment per share                 2.2%            8.0%         15.4%          15.6%(1)      13.0%         10.6%
Cash dividends paid per share                 $     .24       $     .24      $    .24      $     .20      $    .16     $     .14
--------------------------------------------------------------------------------------------------------------------------------

(1) EXCLUDES AN AFTER-TAX GAIN OF $2,654,000 FROM THE SALE OF LAND IN MAY 1997, WHICH IS EQUAL TO $.13 PER SHARE.

(2) PRESENTED ON A WEIGHTED AVERAGE BASIS OF COMMON SHARES ASSUMING CONVERSION OF POTENTIAL COMMON SHARES DURING EACH YEAR AFTER RETROACTIVE ADJUSTMENTS FOR ISSUED SHARES, FOR STOCK SPLITS AND FOR REDUCTION OF SHARES FROM TREASURY STOCK PURCHASES (IN THOUSANDS OF SHARES).

(3) ON DECEMBER 4, 2000, THERE WERE 2,229 COMMON SHAREHOLDERS OF RECORD, WITH ANOTHER ESTIMATED 3,000 BENEFICIAL SHAREHOLDERS WHOSE STOCK IS HELD BY NOMINEES OR BROKER DEALERS.

(4) (INCOME BEFORE INCOME TAXES PLUS NET INTEREST EXPENSE) DIVIDED BY (AVERAGE QUARTERLY ASSETS MINUS NON-INTEREST BEARING LIABILITIES).

(5) ALL AMOUNTS HAVE BEEN RESTATED TO REFLECT THE 1999 ACQUISITION OF DSP TECHNOLOGY, INC., ACCOUNTED FOR UNDER THE POOLING-OF-INTEREST METHOD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


All amounts have been restated to reflect the 1999 acquisition of DSP Technology, Inc., accounted for under pooling-of-interest method.

BACKLOG/NEW ORDERS
                                 2000          1999          1998
     --------------------------------------------------------------
                                   (EXPRESSED IN THOUSANDS)
     New Orders:
       North America*        $  233,679     $ 196,367     $ 195,206
       International            182,200       153,823       157,076
     --------------------------------------------------------------

     Total                   $  415,879     $ 350,190     $ 352,282
     --------------------------------------------------------------
     Backlog                 $  162,955     $ 146,833     $ 187,185
     --------------------------------------------------------------
*INCLUDES U.S. AND CANADA

Orders in 2000 of $415.9 million increased $65.7 million or 18.8% from 1999. This is compared to orders for 1999 of $350.2 million which represents a decrease of $2.1 million or .6% from the previous year. Orders in 2000 included an $18.6 million contract with one customer within the MT&S sector. There were no orders over $10 million in 1999 or 1998.
         In 2000, new orders for the Mechanical Test and Simulation sector (MT&S) were $314.9 million representing an increase of $37.5 million or 13.5%. This is compared to orders for 1999 of $277.4 million which represents an increase of $3.6 million or 1.3% from the previous year. Orders from the ground vehicle industry and for aerospace applications were particularly strong in 2000. Orders from the Asian/Pacific region, especially Japan, were very strong compared to 1999 for Vehicle Testing Systems and Aerospace applications. Orders in 2000 from Europe were consistent with levels in 1999.
         New orders in the Factory Automation sector (FA) in 2000 of $101.0 million increased $28.2 million or 38.7% from 1999. This is compared to orders for 1999 of $72.8 million which represents a decrease of $5.7 million or 7.3% from the previous year. The European and Japanese markets for FA products continued solid growth in 2000. Orders for industrial automation applications (servo motors, amplifiers and motion controllers) and industrial sensors were strong, reversing the 1999 and 1998 soft North American market.
         North American orders for 2000 of $233.7 increased $37.3 million or 19.0% from 1999. This is compared to orders for 1999 of $196.4 which represents an increase of $1.2 million or .6% from the previous year. International orders for 2000 of $182.2 million increased $28.4 million or 18.5% from 1999. This is compared to orders for 1999 of $153.8 million which represents a decrease of $3.3 million or 2.1% from the previous year. The increase in international orders was due to the strong MT&S activity in Asia. See Geographic Analysis of New Orders (below) for the percentage breakdown by geographic area.
         The backlog of undelivered orders at September 30, 2000 amounted to $163.0 million, representing an increase of $16.1 million or a 11.0% from 1999. The order backlog for 1999 of $146.8 million decreased $40.4 million or 21.6% from the previous year.

     NET REVENUE
                                 2000          1999          1998
     --------------------------------------------------------------
                                       (EXPRESSED IN THOUSANDS)
     United States           $  194,056     $ 200,556     $ 200,490
     International              197,797       189,986       161,673
     --------------------------------------------------------------

     Total                   $  391,853     $ 390,542     $ 362,163
     --------------------------------------------------------------

Record 2000 net revenue of $391.9 million increased $1.3 million or .3% from 1999.This is compared to net revenue for 1999 of $390.5 which represents an increase of $28.4 million or 7.8% from the previous year. For 2000, MT&S revenue of $302.4 million decreased $11.3 million or 3.6% from 1999. This is compared to net revenue for 1999 of $313.7 which represents an increase of $25.9 million or 9.0% from the previous year. FA net revenue for 2000 of $89.5 million increased $12.6 million or 16.5% from the previous year. This is compared to net revenue for 1999 of $76.9 million which represents an increase of $2.5 million or 3.3% from the previous year. For industry sector and geographic information, see
Note 2 of "Notes to Consolidated Financial Statements."
         Net revenue in the United States for 2000 of $194.1 million decreased $6.5 million or 3.2% from 1999. This is compared to net revenue for 1999 of $200.6 which remained relatively flat with the previous year's net revenue. International net revenue for 2000 of $197.8 increased $7.8 million or 4.1% from 1999. This is compared to net revenue for 1999 of $190.0 million which represents an increase of $28.3 million or 17.5% from the previous year. International revenue grew at a faster rate from 1998 to 1999 and 2000 reflective of improved economic conditions, a broader product offering, and stronger vehicle dynamics and aerospace activity.
         The MT&S sector revenue decrease from 1999 to 2000 is attributable to a reduction in demand for our electromechanical test products and powertrain systems sold by the recently acquired DSPT business to the vehicle markets. The MT&S sector revenue increase of $25.9 million from 1999 to 1998 reflected positive worldwide demand from our ground vehicle customers and solid growth in entertainment projects.
         The FA sector revenue increase of $12.6 million over the previous year was a result of strong European demand for sensors and an expansion of our product line offerings for amplifiers, servo-electric motors and motion control products. Strong order demand and associated revenues were the result of sales to microchip, pick-in-place and injection molding machine manufacturers.
         Selective price changes were implemented in all three years. However, the overall impact of pricing changes did not have a material effect on reported revenue volume.

     GEOGRAPHIC ANALYSIS OF NEW ORDERS
                                             2000    1999     1998
     -------------------------------------------------------------
     North America                            56%     56%      55%
     -------------------------------------------------------------
     Europe/Africa/Middle East                26      30       29
     -------------------------------------------------------------
     Asia Pacific/Japan                       18      13       14
     -------------------------------------------------------------
     Latin America/Rest of the World           0       1        2
     -------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     GROSS PROFIT
                                   2000         1999         1998
     --------------------------------------------------------------
                                      (EXPRESSED IN THOUSANDS)
     Gross Profit              $  134,000    $ 151,171    $ 142,227
     --------------------------------------------------------------
     % of Net Revenue               34.2%        38.7%        39.3%
     --------------------------------------------------------------

The gross profit percentage for 2000 decreased to 34.2% from 38.7% in 1999 and 39.3% in 1998. This decline in gross profit percentage was caused by higher than expected costs to complete certain custom entertainment and large complex custom projects. The decrease in gross profit margins in 1999 to 1998 was attributable to differing margins on the mix of products sold.

     SELLING, GENERAL, AND
     ADMINISTRATIVE EXPENSES
                                     2000         1999         1998
     --------------------------------------------------------------
                                      (EXPRESSED IN THOUSANDS)
     Selling Expense           $   61,654    $  61,490    $  56,479
     General &
     Administrative Expense        34,684       32,276       27,833
     --------------------------------------------------------------
     Total                     $   96,338    $  93,766    $  84,312
     --------------------------------------------------------------
     % of Net Revenue               24.6%        24.0%        23.3%
     --------------------------------------------------------------

Selling and general & administrative (SG&A) expenses for 2000 as a percentage of net revenue was .6% higher than 1999 and 1.3% higher than 1998. Full year spending for 2000 totaled $96.3 million, which represented an increase of $2.6 million or 2.7% over 1999 and an increase of $9.5 million or 11.2% over 1998.
         All three years were similar in that cost control and alignment of existing resources with markets having the greatest potential were heavily emphasized. Increases in administrative expense and selling expenses in 2000 from 1999 were realized in the FA segment, and reduced in the MT&S segment. The administrative expenses for 2000 also include a provision of $1.8 million associated with the closure of the laboratory instrument business.

     RESEARCH AND DEVELOPMENT EXPENSE
                                       2000        1999        1998
     --------------------------------------------------------------
                                        (EXPRESSED IN THOUSANDS)
     R & D Expense                 $ 24,619    $ 26,966    $ 24,348
     --------------------------------------------------------------
     % of Net Revenue                  6.3%        6.9%        6.7%
     --------------------------------------------------------------

The Company provides funds for product, system and application developments (R&D) in both the MT&S and FA sectors. The majority of the R&D expenditures in all three years were for new systems and system components such as software, controls and mechanical products; new measurement products; servo motors and amplifiers; and accessories.
         The R&D as a percentage of net revenue reflected above are representative of the range the Company normally commits to in its annual planning process. The decline in expenditures in 2000 from 1999 is due to specific decisions to curtail certain R&D programs that did not have adequate return on investment. These programs were generally reduced in the MT&S segment.

     INCOME
                                       2000        1999        1998
     --------------------------------------------------------------
                    (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
     Income Before
     Income Taxes                  $  6,095     $18,770    $ 33,448
     --------------------------------------------------------------
     % of Net Revenue                  1.6%        4.8%        9.2%
     --------------------------------------------------------------
     Net Income                    $  3,624     $12,445    $ 21,539
     --------------------------------------------------------------
     % of Net Revenue                   .9%        3.2%        5.9%
     --------------------------------------------------------------
     Effective Tax Rate                 41%       33.7%       35.6%
     --------------------------------------------------------------
     Return On Beginning
     Shareholder's Investment
     Per Share                         2.2%        8.0%       15.4%
     --------------------------------------------------------------
     Basic Earnings Per Share      $    .17     $   .60    $   1.05
     --------------------------------------------------------------
     Diluted Earnings Per Share    $    .17     $   .59    $   1.01
     --------------------------------------------------------------

Income before income taxes (pre-tax income) in 2000 of $6.1 million decreased $12.7 million or 67.5% from 1999. This is compared to a pre-tax for 1999 of $18.8 million which represents a decrease of $14.7 million or 43.9% from the previous year. 2000 pre-tax income included a $1.2 million provision for closure of the laboratory business classified as restructuring, and an additional $1.8 million for the same action included in administrative expenses.
         1999 pre-tax income included $5.7 million for restructuring (see note 8 of "Notes to Consolidated Financial Statements") and $1.4 million for acquisition expenses (see Note 7 of "Notes to Consolidated Financial Statements"). Also, leading to a decline in the 2000 pre-tax income was higher interest expense due to higher interest rates in 2000. Interest income of $1.5 million was $1.0 million higher than 1999 and was a direct result of a $.7 million receipt of interest from a prior period tax overpayment.

         The MT&S 2000 income from operations, before one-time restructuring charge of $1.2 million and $1.8 million related general and administrative expense was $6.3 million. This is a decrease of $17.6 million or 73.5% from 1999. The decrease in income from operations reflects the leveraged effect of a 5.5% decline in gross mar gin percent resulting from cost overruns and a 3.6% decrease in sector revenue, both discussed previously. FA 2000 income from operations of $8.6 million increased $2.2 million or 34.4% from 1999 reflecting strong revenue growth.
         Net income in 2000 decreased $8.8 million or 70.9% from 1999 to $3.6 million or $.17 per diluted share (includes $.09 for restructuring and related general and administrative expenses). Net income in 1999 decreased $9.1 million or 42.2% from 1998.
         The effective tax rate is influenced by the level of tax credits available from the Company's Foreign Sales Corporation and qualified R&D expense; and on the level of foreign-sourced income which is taxed at a higher rate than domestic-sourced income. 2000 had a higher level of foreign-sourced income than 1999 or 1998 contributing to the higher tax rate.

FOREIGN CURRENCIES EFFECTS
The Company is exposed to market risk from changes in foreign currency exchange rates which can affect its results from operations and financial condition. To minimize that risk, the Company manages exposure to changes in foreign currency rates through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments, principally forward exchange contracts. Foreign exchange contracts are used to hedge the Company's overall exposure to exchange rate fluctuations, since the gains and losses on these contracts offset gains and losses on the assets, liabilities, and transactions being hedged.
         Approximately 50% of the Company's revenue occurs outside of the United States and about 65% (approximately 30% of the Company's net revenue) of these revenues are denominated in currencies other than the U.S. dollar. As a result, a strengthening of the U.S. dollar decreases translated foreign currency denominated revenues and earnings. Conversely, weakening of the U.S. dollar has the reverse impact on revenues and earnings. During 2000, 1999 and 1998, the U.S. dollar was generally stronger against other major currencies. Gains and losses attributed to translating the financial statements for all non-U.S. subsidiaries are included in the currency translation adjustments. The gains and losses on forward exchange contracts used to hedge these exposures, are included in other expense (income).

     LIQUIDITY AND CAPITAL RESOURCES
                                      2000        1999        1998
     ---------------------------------------------------------------
                      (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA) Total Interest
     Bearing Debt                $   75,712    $ 71,637   $  74,682
     % of Total
     Capitalization                   32.4%       30.5%       32.8%
     ---------------------------------------------------------------
     Shareholders'
     Investment                  $  157,854    $162,859   $ 152,689
     ---------------------------------------------------------------
     Per Share                   $     7.61    $   7.80   $    7.39
     ---------------------------------------------------------------

At September 30, 2000, the Company's capital structure was comprised of $17.6 million of current debt, $58.1 million of long-term debt and $157.8 million of shareholders' investment. The ratio of total debt to total capitalization was 32.4% compared to 30.5% at September 30, 1999.
         Total debt increased $4.1 million during 2000 to $75.7 million. This resulted from an increase of $6.2 million in notes payable and the current portion of long term debt offset by a $2.1 million payment of long term debt.
         Shareholders' investment decreased $5.0 million in 2000 to $157.9 million. The decrease was a result of a $5.0 million dividend payment, a $2.2 million treasury stock purchase, and a $2.5 million reduction in accumulated other comprehensive income. These decreases were offset by a $3.6 million increase in retained earnings from the current years net earnings and $1.0 million from the Company's employee stock option and purchase plan.
         The Company believes that the combination of present capital resources, internally generated funds, and unused financing sources will be adequate to finance on-going operations, allow for reinvestment in the business and strategic acquisitions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CASH FLOWS
During 2000, $3.0 million of cash was generated from operating activities, compared with $26.7 million generated in 1999 and $3.1 million used in 1998. The decrease in 2000 was primarily due to an increase in inventory of $6.8 million, an increase in accounts receivable of $9.6 million, and likewise a decrease in customer advanced billings of $5.9 million from the prior year.
         In addition to cash generated from operating activities, the Company obtained an additional $1.9 million in short-term debt and $3.3 million in net long-term debt. These cash flows were primarily used to support $13.2 million for capital expenditures and other assets, $2.2 million for stock repurchases, and $5.0 million for dividend payments. Cash and cash equivalents decreased $9.9 million during 2000.
         Capital expenditures for property, plant, and equipment totaled $12.4 million in 2000, compared to $16 million in 1999 and $25.5 million in 1998.
         Capital spending in 2001 is planned to be about $8.3 million. Planned expenditures include investments in facilities and manufacturing equipment. It is anticipated that 2001 capital expenditures will be financed primarily with funds from operations.

DIVIDENDS
The Company's dividend policy is to maintain a payout ratio, which allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The Company's dividend payout ratio target is about 25 percent of earnings per share over the long term. The current quarterly dividend of 6 cents per share equates to 40.7% of the 1998 through 2000 average net earnings per share.

SHARE REPURCHASE PLAN
In 2000, the Company repurchased 299,000 shares of common stock on the open market for $2.2 million, at an aver age cost of $7.28 per share. In 1999, the Company repurchased 8,292 shares of common stock on the open market for $.1 million, at an average cost of $11.36 per share. The Company's purpose for share repurchases is to offset the dilutive effect of shares of common stock issued from the Company's stock option and stock purchase plans, and for other corporate stock-based programs. During the past two years, the Company issued 398,000 shares of its common stock from these stock option and stock purchase plans.
         In November 1996, the Company's Board of Directors authorized the repurchase of 1,000,000 shares of common stock in the open market within the Securities and Exchange Commission guidelines. At September 30, 2000, the number of shares which remained under this authorization were 232,488.

QUARTERLY STOCK ACTIVITY(1)
The Company's common shares trade on The Nasdaq Stock Market's National Market under the symbol MTSC. The following table sets forth the high, low and volume of shares traded (expressed in thousands) for the periods indicated:

                              2000                        1999
     ----------------------------------------------------------------------
                                       Shares                       Shares
                       High     Low    Traded       High    Low     Traded
     ----------------------------------------------------------------------
     1st Quarter      10 5/8    7 1/2   3,526      15 7/16  10 7/8    2,631
     2nd Quarter       9 19/32  5 3/8   4,318      14 3/8    9 5/8    2,486
     3rd Quarter       7 7/8    6 3/16  4,648      13 1/4    9 13/16  2,379
     4th Quarter       7 1/2    6       3,385      14 5/8   10        3,259
     ----------------------------------------------------------------------
(1) SOURCE: THE NASDAQ STOCK MARKET

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

EURO CONVERSION
On January 1, 1999, certain member countries of the European Economic and Monetary Union (EMU) adopted the "Euro" as a form of common currency. For a three-year transition period, both the Euro and individual participants' currencies will remain in use. The Company is upgrading systems, where necessary, to properly handle the Euro. The Company's European operations will begin reporting in Euro currency in October, 2001. Effective January 1, 1999, the Company began processing Euro transactions with its customers. The cost of addressing the Euro conversion did not have a material impact on the Company's financial condition or operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected quarterly financial information, for the three fiscal years ended September 30, 2000, is presented below.

                                      First       Second       Third      Fourth       Total
                                     Quarter      Quarter     Quarter     Quarter       Year
                                         (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
----------------------------------------------------------------------------------------------
2000
Net revenue                          $ 87,214     $ 95,291    $ 94,988    $114,360    $391,853
Gross profit                           22,786       34,470      34,797      41,947     134,000
Income (loss) before income taxes      (9,221)       2,213       5,831       7,272       6,095
----------------------------------------------------------------------------------------------
Net income (loss)                    $ (6,040)    $  1,371    $  3,697    $  4,596    $  3,624
----------------------------------------------------------------------------------------------
Net income (loss) per share
Basic                                $   (.29)    $    .07    $    .18    $    .18    $    .17
Diluted                                  (.29)         .07         .18         .18         .17
----------------------------------------------------------------------------------------------

1999
Net revenue                          $ 96,142     $ 93,262    $ 95,363    $105,775    $390,542
Gross profit                           38,064       36,775      37,818      38,514     151,171
Income before income taxes              5,722        4,666       8,269         113      18,770
----------------------------------------------------------------------------------------------
Net income                           $  3,726     $  3,146    $  5,293    $    280    $ 12,445
----------------------------------------------------------------------------------------------
Net income per share
Basic                                $    .18     $    .15    $    .25    $    .01    $    .60
Diluted                                   .18          .15         .25         .01         .59
----------------------------------------------------------------------------------------------

1998
Net revenue                          $ 80,338     $ 87,160    $ 91,899    $102,766    $362,163
Gross profit                           33,753       34,560      35,691      38,223     142,227
Income before income taxes              7,937        8,009       8,521       8,981      33,448
----------------------------------------------------------------------------------------------
Net income                           $  5,192     $  4,921    $  5,667    $  5,759    $ 21,539
----------------------------------------------------------------------------------------------
Net income per share(1)
Basic                                $    .25     $    .24    $    .28    $    .28    $   1.05
Diluted                                   .24          .23         .27         .27        1.01
----------------------------------------------------------------------------------------------

(1) Net income per share has been restated retroactively for the two-for-one stock split effective February 2, 1998.

CONSOLIDATED BALANCE SHEETS
(SEPTEMBER 30)

ASSETS                                                          2000          1999
-------------------------------------------------------------------------------------
                             (EXPRESSED IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
CURRENT ASSETS:
Cash and cash equivalents                                    $   8,211     $  18,083
Accounts receivable, net of allowance for doubtful
     accounts of $2,255 and $2,232                             117,866       102,011
Unbilled contracts and retainage receivable                     26,765        38,628
Inventories                                                     62,520        56,948
Prepaid expenses                                                 9,911         7,981
-------------------------------------------------------------------------------------
Total current assets                                           225,273       223,651
-------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT:
Land                                                             3,247         3,247
Buildings and improvements                                      44,733        42,332
Machinery and equipment                                        107,325       101,140
Accumulated depreciation                                       (83,224)      (73,086)
-------------------------------------------------------------------------------------
Total property and equipment, net                               72,081        73,633
-------------------------------------------------------------------------------------
OTHER ASSETS                                                    32,880        36,063
-------------------------------------------------------------------------------------
Total Assets                                                 $ 330,234     $ 333,347
-------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' INVESTMENT                          2000          1999
-------------------------------------------------------------------------------------

CURRENT LIABILITIES:
Notes payable to banks                                       $  11,945     $  10,071
Current maturities of long-term debt                             5,663         1,308
Accounts payable                                                22,755        21,062
Accrued compensation and benefits                               29,285        28,662
Dividends Payable                                                1,251            --
Advance billings to customers                                   18,673        25,943
Accrued warranty                                                 6,487         5,089
Other accrued liabilities                                       12,589        12,578
-------------------------------------------------------------------------------------
Total current liabilities                                      108,648       104,713
-------------------------------------------------------------------------------------
Deferred income taxes                                            5,628         5,517
Long-term debt, less current maturities                         58,104        60,258
-------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 9)

SHAREHOLDERS' INVESTMENT:
Common stock, 25(cent) par; 64,000,000 shares authorized:
20,748,288 and 20,883,639 shares issued and outstanding          5,187         5,221
Additional paid-in capital                                       7,072         8,122
Retained earnings                                              146,228       147,555
Accumulated other comprehensive income (loss)                     (633)        1,961
-------------------------------------------------------------------------------------
Total shareholders' investment                                 157,854       162,859
-------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment               $ 330,234     $ 333,347
-------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME AND SHAREHOLDERS' INVESTMENT
(FOR THE YEARS ENDED SEPTEMBER 30)


INCOME                            2000          1999          1998
--------------------------------------------------------------------
                      (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
NET REVENUE                    $ 391,853     $ 390,542     $ 362,163
COST OF REVENUE                  257,853       239,371       219,936
--------------------------------------------------------------------
GROSS PROFIT                     134,000       151,171       142,227
--------------------------------------------------------------------
OPERATING EXPENSES:
Selling                           61,654        61,490        56,479
General and administrative        34,684        32,276        27,833
Research and development          24,619        26,966        24,348
Restructuring                      1,210         5,711            --
Acquisition                           --         1,391            --
--------------------------------------------------------------------
INCOME FROM OPERATIONS            11,833        23,337        33,567
--------------------------------------------------------------------
Interest expense                   6,371         5,067         2,327
Interest income                   (1,479)         (470)         (379)
Other expense (income), net          846           (30)       (1,829)
--------------------------------------------------------------------
INCOME BEFORE INCOME TAXES         6,095        18,770        33,448
PROVISION FOR INCOME TAXES         2,471         6,325        11,909
--------------------------------------------------------------------
NET INCOME                     $   3,624     $  12,445     $  21,539
--------------------------------------------------------------------
NET INCOME PER SHARE
Basic                          $     .17     $     .60     $    1.05
Diluted                              .17           .59          1.01
--------------------------------------------------------------------




SHAREHOLDERS' INVESTMENT

                                                    Common Stock                                      Accumulated
                                               ----------------------      Additional                    Other         Total
                                               Shares                       Paid-In     Retained     Comprehensive  Shareholders'
                                               Issued          Amount       Capital     Earnings     Income (Loss)  Investment
---------------------------------------------------------------------------------------------------------------------------------
                                                           (EXPRESSED IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
BALANCE, SEPTEMBER 30, 1997                   11,213,471     $   2,803     $   4,012     $ 124,973     $   1,736     $ 133,524
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net income                                                                                  21,539
Foreign currency translation                                                                                 189
   Total Comprehensive income                                                                                           21,728
Stock split 2 for 1                            9,204,424         2,301                      (2,301)
Exercise of stock options                        300,091            75         3,405                                     3,480
Common stock purchased and retired               (60,800)          (15)       (1,599)                                   (1,614)
Cash dividends, 24(cent) per share                                                          (4,429)                     (4,429)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1998                   20,657,186     $   5,164     $   5,818     $ 139,782     $   1,925     $ 152,689
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net income                                                                                  12,445
Foreign currency translation                                                                                  36
Unrealized loss on investment, net of tax                                                      (60)
   Total Comprehensive income                                                                                           12,421
Exercise of stock options                        234,745            59         2,396                                     2,455
Common stock purchased and retired                (8,292)           (2)          (92)                                      (94)
Cash dividends, 24(cent) per share                                                          (4,612)                     (4,612)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1999                   20,883,639     $   5,221     $   8,122     $ 147,555     $   1,961     $ 162,859
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net income                                                                                   3,624
Foreign currency translation                                                                              (2,594)
Unrealized loss on investment, net of tax                                                       54
   Total Comprehensive income                                                                                            1,084
Exercise of stock options                        163,649            41         1,048                                     1,089
Common stock purchased and retired              (299,000)          (75)       (2,098)                                   (2,173)
Cash dividends, 24(cent) per share                                                          (5,005)                     (5,005)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2000                   20,748,288     $   5,187     $   7,072     $ 146,228     $    (633)    $ 157,854
---------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(FOR THE YEARS ENDED SEPTEMBER 30)

                                                                              2000        1999         1998
---------------------------------------------------------------------------------------------------------------
                                                                                (EXPRESSED IN THOUSANDS)
OPERATING ACTIVITIES:
Net income                                                                 $  3,624     $ 12,445     $ 21,539
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
   Depreciation and amortization                                             15,294       14,424       10,880
   Deferred income taxes                                                        455          889          127
Changes in operating assets and liabilities, exclusive of acquisitions:
   Accounts receivable, unbilled contracts and retainage receivable          (9,559)     (11,285)     (27,765)
   Inventories                                                               (6,759)         373       (7,644)
   Prepaid expenses                                                          (2,395)      (3,493)         647
   Advance billings to customers                                             (5,919)       8,711       (2,874)
  Other liabilities, net                                                      8,286        4,676        2,015
---------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                           3,027       26,740       (3,075)
---------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Property and equipment additions                                            (12,399)     (15,990)     (25,545)
Acquisition of businesses, net of cash received                                  --       (1,036)     (29,012)
Other assets                                                                   (841)        (132)      (1,026)
---------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                       (13,240)     (17,158)     (55,583)
---------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Net borrowings under notes payable to banks                                   1,853      (18,168)      23,770
Proceeds from issuance of long-term debt                                      4,271       16,837       38,637
Repayments of long-term debt                                                   (998)        (924)      (1,152)
Cash dividends                                                               (5,005)      (4,612)      (4,429)
Proceeds from employee stock option and stock purchase plans                  1,089        2,455        3,480
Payments to purchase and retire common stock                                 (2,173)         (94)      (1,614)
---------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                          (963)      (4,506)     (58,692)
---------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                       1,304          418           (3)
---------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         (9,872)       5,494           31
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               18,083       12,589       12,558
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $  8,211     $ 18,083     $ 12,589
---------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest                                                                   $  6,298     $  4,291     $  1,881
Income taxes                                                                  5,105        6,731        8,756
---------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION AND TRANSLATION
The consolidated financial statements include the accounts of MTS Systems Corporation (the Company) and its wholly and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.
         All balance sheet accounts of foreign subsidiaries are translated to U.S. dollars at the current exchange rates as of the end of the fiscal year. Income statement items are translated at average exchange rates during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses from translation of foreign currency denominated trans actions and from foreign exchange hedge contracts are included in "Other expense (income) net" in the Consolidated Statements of Income and amounted to a loss of $538,000 in 2000, loss of $375,000 in 1999, a gain of $2,340,000 in 1998.

REVENUE RECOGNITION
Revenue is recognized upon shipment of equipment when the customer's order can be manufactured and delivered generally in less than twelve months. Revenue on contracts requiring longer delivery periods (long-term contracts) and other customized orders that permit progress billings is recognized using the percentage-of-completion method based on the cost incurred to date relative to estimated total cost of the contract (cost-to-cost method). The cumulative effects of revisions of estimated total contract costs and impact on revenues are recorded in the period in which the facts become known. When a loss is anticipated on a contract, the amount is provided currently.

LONG-TERM CONTRACTS
The Company enters into long-term contracts for customized equipment sold to its customers. Under terms of such contracts, revenue recognized using the percentage of completion method may not be invoiced until completion of contractual milestones, upon shipment of the equipment, or upon installation and acceptance by the customer. Unbilled amounts for these contracts appear in the Consolidated Balance Sheets as Unbilled Contracts and Retainage Receivable. Amounts unbilled or retained at September 30, 2000 are expected to be invoiced during fiscal 2001.

WARRANTY OBLIGATIONS
The Company warrants its products against defects in materials and workmanship under normal use and service, generally for one year. The Company maintains reserves for warranty costs based upon its past experience with warranty claims.

RESEARCH AND DEVELOPMENT
Research and product development costs associated with new products are charged to operations as incurred.

CASH EQUIVALENTS
Cash equivalents represent short-term liquid investments, which have original maturities of three months or less and approximate fair value.

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

INVENTORIES
Inventories consist of material, labor and overhead and are stated at the lower of cost or market, determined by the first-in, first-out method. Inventory components as of September 30, were as follows:

                                             2000              1999
     --------------------------------------------------------------
                                           (EXPRESSED IN THOUSANDS)
     Customer projects in
     various stages of
     completion                          $  2,704          $  3,625
     Components,
     assemblies and parts                  59,816            53,323
     --------------------------------------------------------------
     Total                               $ 62,520          $ 56,948
     --------------------------------------------------------------

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Additions, replacements and improvements are capitalized at cost, while maintenance and repairs are charged to operations as incurred. Depreciation is provided over the following estimated useful lives of the property:
Buildings and improvements: 10 to 40 years.
Machinery and equipment: 3 to 15 years.
         Most major building and equipment purchases are depreciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes.

DERIVATIVE FINANCIAL INSTRUMENTS
The Company periodically enters into forward exchange contracts principally to hedge the eventual dollar cash flow of foreign currency denominated transactions (primarily the EURO, British Pound, Swedish Krona, and Japanese Yen). Gains and losses on forward exchange contracts entered into to hedge foreign currency denominated undelivered orders and net exposed assets are included in "Other expense (income) net" in the Consolidated Statements of Income. The Company's accounting policy for these contracts is based on the Company's designation of foreign currency contracts as hedging transactions. The Company does not use derivative financial instruments for speculative or trading purposes. The criteria the Company uses for designating a contract as a hedge include the contract's effectiveness in risk reduction and matching of contracts to underlying transactions. On September 30, 2000, there were open hedge contracts totaling $40,500,000 with an unrealized gain of $389,000. On September 30, 1999, there were open hedge contracts totaling $7,300,000 with an unrealized loss of $202,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

OTHER ASSETS
Other assets consist principally of patents and excess cost over net assets acquired (goodwill), net of accumulated amortization. The carrying value of goodwill less accumulated amortization was $24.2 million and $31.6 million in 2000 and 1999, respectively. These assets are being amortized over various periods ranging from 7 to 40 years. Amortization expense was $3.2 million in 2000, $3.3 million in 1999 and $1.5 million in 1998.
         The Company periodically evaluates whether events and circumstances have occurred that may affect the estimated useful life of its goodwill and other long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, an impairment loss would be recognized. No such impairment has been recognized for the year ended September 30, 2000.

NET INCOME PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed under the treasury stock method and is calculated to compute the dilutive effect of potential common shares related to outstanding stock options. Weighted average common shares and per share computations have been restated retroactively for the two-for-one stock split effective February 2, 1998.

                                     2000         1999        1998
     ----------------------------------------------------------------
                       (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA) Net income available
        to common shareholders       3,624       12,445      21,539
     Weighted average
        common shares
        outstanding                 20,842       20,763      20,519
     Dilutive potential
        common shares                   93          421         811
     ----------------------------------------------------------------
     Total dilutive
        common shares               20,935       21,184      21,330
     ----------------------------------------------------------------
     Basic net income
        per share                 $    .17      $   .60    $   1.05
     Diluted net income
        per share                      .17          .59        1.01
     ----------------------------------------------------------------

COMPREHENSIVE INCOME
The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statement of Shareholders' Investment.

RECLASSIFICATIONS
Certain amounts included in the consolidated financial statements have been reclassified in prior years to conform with the 2000 financial statement presentation. These amounts had no effect on previously reported shareholder's investment or net income.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.
         The Company undertakes significant technological innovation on some of its long-term contracts. These contracts involve performance risk which may result in delayed delivery of product and/or in revenue and gross profit variation from difficulties in estimating the ultimate cost of such contracts.

NEW ACCOUNTING STANDARDS
The Company will adopt Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133," which becomes effective for fiscal years beginning after June 15, 2000. Effective October 1, 2000, the Company will adopt SFAS No. 133 which requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities or firm commitments are recognized through earnings or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has determined that the effect of adopting SFAS 133 and SFAS 138 is immaterial to the earnings and the financial position of the Company.
         In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101 "Revenue Recognition in Financial Statements." SAB No. 101 provides further guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 is required for fiscal years beginning after December 15, 1999. SAB No. 101 impacts the timing of revenue recognition for the Company as it requires customer acceptance as a condition for revenue recognition. The Company is in the process of fully evaluating the effect that the adoption of SAB No. 101 will have on the Company's consolidated financial position and results of operations. The Company expects certain revenues will shift across quarters when SAB No. 101 is implemented. The Company plans to adopt SAB No. 101 in the fourth quarter of fiscal year 2001.

2. BUSINESS SEGMENT INFORMATION:

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 131,"Disclosures about Segments on an Enterprise and Related Information." The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial condition but did affect the disclosure of segment information.
         The Company is organized into five operating business units: Vehicle Testing Systems, Material Testing Systems, Advanced Systems, Automation and Sensors. The Vehicle Testing business manufactures and markets systems for vehicle and component manufacturers to aid in the acceleration of design development work and to decrease the cost of product manufacturing. The Material Testing business manufactures and markets systems to aid customers in product development and quality control toward an effort of design improvement. The Advanced Systems business offers highly customized systems primarily for simulation and manufacturing. The Automation business manufactures and markets products for high performance industrial machine applications in a wide range of industries. The Sensor business manufactures and markets displacement and liquid level sensors used in various applications to monitor and automate industrial processes. The economic characteristics, nature of products and services, production processes, type or class of customer, method of distribution and regulatory environments are similar for the Vehicle Testing Systems, Material Testing Systems and Advanced Systems operating units. As a result of these similarities, these units have been aggregated into one reportable segment called Mechanical Testing and Simulation (MT&S) for financial statement purposes. Also, the economic characteristics, nature of products and services, production processes, type or class of customer, method of distribution and regulatory environments are similar for the Automation and Sensor business divisions. As a result, these divisions have been aggregated into one reportable segment called Factory Automation (FA).
         The accounting policies of the business segments are the same as those described in Note 1. In evaluating the segment performance, management focuses on income from operations. This measurement excludes special charges (e.g. restructuring charges, acquisition expenses, etc.), interest expense, interest income, income tax expense and other non-operating income or expense. Corporate expenses are allocated to segments primarily on the basis of revenue. This allocation includes expenses for various support functions such as human resource, information technology and finance. Financial information by reportable segment follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                  2000             1999            1998
==========================================================================================
                                                         (EXPRESSED IN THOUSANDS)
NET REVENUE BY SEGMENT
Mechanical Testing & Simulation               $  302,353        $ 313,685       $ 287,761
Factory Automation                                89,500           76,857          74,402
------------------------------------------------------------------------------------------
Total                                         $  391,853        $ 390,542       $ 362,163
------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS BY SEGMENT
Mechanical Testing & Simulation
Before restructuring and acquisition          $    4,460        $  23,809       $  25,011
Restructuring                                     (1,210)          (5,510)             --
Acquisition                                           --           (1,391)             --
------------------------------------------------------------------------------------------
Total                                         $    3,250        $  16,908       $  25,011
------------------------------------------------------------------------------------------
Factory Automation
Before restructuring and acquisition               8,583            6,630           8,556
Restructuring                                         --             (201)             --
------------------------------------------------------------------------------------------
Total                                         $    8,583        $   6,429       $   8,556
------------------------------------------------------------------------------------------
Total Income from Operations                  $   11,833        $  23,337       $  33,567
------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT
Mechanical Testing & Simulation               $  267,666        $ 272,491       $ 255,816
Factory Automation                                62,568           60,856          57,206
------------------------------------------------------------------------------------------
Total Assets                                  $  330,234        $ 333,347       $ 313,022
------------------------------------------------------------------------------------------
OTHER SEGMENT DATA
Mechanical Testing & Simulation:
Capital expenditures                          $   10,057        $  13,822       $  21,251
Depreciation and Amortization                     11,782           11,028           8,333
------------------------------------------------------------------------------------------
Factory Automation:
Capital expenditures                          $    2,342        $   2,168       $   4,668
Depreciation and Amortization                      3,512            3,396           2,547
------------------------------------------------------------------------------------------

A geographic summary of the Company's operations and related year-end asset information for the three years ended September 30 follows:

                                                  2000             1999            1998
=========================================================================================
                                                            (EXPRESSED IN THOUSANDS)
TOTAL NET REVENUE
United States                                 $  194,056        $ 200,556       $ 200,490
Germany                                           49,771           47,172          37,643
Other Europe                                      60,494           69,185          51,495
Far East                                          69,444           56,897          53,652
Other                                             18,088           16,732          18,883
------------------------------------------------------------------------------------------
Total                                         $  391,853        $ 390,542       $ 362,163
------------------------------------------------------------------------------------------
TOTAL LONG-LIVED ASSETS
United States                                 $  235,710        $ 232,177       $ 227,816
Germany                                           40,979           42,913          39,882
Other Europe                                      34,325           38,799          30,626
Far East                                          18,474           18,882          14,242
Other                                                746              576             456
------------------------------------------------------------------------------------------
Total                                         $  330,234        $ 333,347       $ 313,022
------------------------------------------------------------------------------------------

Revenues by geographic location are based on revenues generated from each country's operations. No individual country, other than the United States and Germany, exceeded 10% of consolidated revenues on a recurrent annual basis. The Company did not have sales to any individual customer greater than 10% of total revenues in 2000, 1999 and 1998.

3. FINANCING:

Long-term debt as of September 30 was as follows:

                                                                      2000           1999
------------------------------------------------------------------------------------------
                                                                  (EXPRESSED IN THOUSANDS)
Variable Rate Note, due May 2015, collateralized by building      $   5,519       $  1,837
6.6% Notes, unsecured, due in July 2008                              35,000         35,000
5.4% Mortgage, due in October 2015, collateralized by building        4,829          5,742
5.3% Note, unsecured, due in March 2003                                 905          1,503
6.0% Note, unsecured, due in May 2008                                 1,943          1,943
7.5% Note, unsecured, due in July 2009                               15,000         15,000
Other                                                                   571            541
------------------------------------------------------------------------------------------
TOTAL                                                             $  63,767       $ 61,566
LESS CURRENT MATURITIES                                              (5,663         (1,308)
------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                              $  58,104       $ 60,258
------------------------------------------------------------------------------------------

Aggregate annual maturities of long-term debt for the next five fiscal years are as follows: 2001--$5,663,000; 2002--$5,517,000; 2003--$7,082,000;
2004--$7,665,000; 2005--$7,690,000 and $30,150,000 thereafter. The carrying value of the Company's long-term debt at September 30, 2000 is approximately $1.6 million higher than the fair market value at current interest rates offered to the Company for debt with the same remaining maturities.
         The Company has a $35 million credit agreement with a domestic bank that allows the Company to issue domestic and Euro-currency notes. As part of the same credit agreement, the bank has agreed to issue term loans up to a maximum of $10 million until March 30, 2002. This agreement provides for repayment of these term loans through September 2005. The Company compensates the bank with loan commitment fees for the unused portion of the credit line. The Company also has a $15 million uncommitted line of credit with another bank. In addition, the Company has standby letter-of-credit lines totaling $30 million. At September 30, 2000, standby letters of credit outstanding totaled $10,566,000.
         Under the terms of its credit agreement, the Company has agreed, among other matters, that (a) its defined cash flow or fixed charge coverage will exceed a defined minimum level; (b) its interest bearing debt will not exceed a defined percentage of total capital; (c) repurchases of its common stock will not exceed a maximum amount. At September 30, 2000, net worth exceeded the defined minimum amount by $29,915,000 and the Company had $17,875,000 available for repurchases of its common stock. Effective September 30, 2000, the Company was in compliance with or had obtained waivers or amendments with respect to all such covenants.
         Information on short-term borrowings for the years ended September 30 were as follows:

                                           2000              1999          1998
--------------------------------------------------------------------------------
                                                (EXPRESSED IN THOUSANDS)
Balance outstanding at September 30    $ 11,945          $ 10,071      $ 28,243
Average balance outstanding              22,617            24,903        23,498
Maximum balance outstanding              37,500            34,700        51,216
Year-end interest rate                     8.1%              6.0%          5.9%
Weighted-average interest rate             7.0%              5.7%          6.1%
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

4. INCOME TAXES:

The provision for income taxes for the years ended September 30 consisted of the following:

                                                  2000             1999            1998
-----------------------------------------------------------------------------------------
                                                        (EXPRESSED IN THOUSANDS)
Current provision (benefit):
   Federal                                     $ (3,469)        $  2,239        $  6,911
   State                                           (413)             432           1,129
   Foreign                                        5,974            2,773           4,104
Deferred                                            379              881            (235)
-----------------------------------------------------------------------------------------
Total provision                                $  2,471         $  6,325          11,909
-----------------------------------------------------------------------------------------
A reconciliation from the Federal statutory income tax rate to the Company's effective rate for the years ended September 30 were as follows:

                                                   2000             1999          1998
-----------------------------------------------------------------------------------------
Statutory rate                                       35%              35%             35%
Tax benefit of Foreign Sales Corporation             (9)              (3)             (2)
Foreign provision in excess of U.S. tax rate         32                4               3
State income taxes, net of Federal benefit           (4)               2               2
Research and development tax credits                 (9)              (5)             (2)
Other, net                                           (4)               1              --
-----------------------------------------------------------------------------------------
Effective rate                                       41%              34%             36%
-----------------------------------------------------------------------------------------

DEFERRED TAX ASSET:
                                                  2000                             1999
-----------------------------------------------------------------------------------------
                                                        (EXPRESSED IN THOUSANDS)
Accrued compensation and benefits              $  1,073                         $  1,017
Inventory reserves                                3,649                            2,398
Allowance for doubtful accounts                     242                              194
Other assets                                     (1,229)                          (1,276)
-----------------------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSET                       $  3,735                         $  2,333
-----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITY:
-----------------------------------------------------------------------------------------
Property and equipment                         $  5,628                         $  5,517
-----------------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITY                     $  1,893                         $  3,184
-----------------------------------------------------------------------------------------

5. STOCK OPTIONS:

The Company has made certain stock-based awards to its officers, non-employee directors, and key employees under various stock plans. Awards under these plans can include incentive stock options (qualified), non-qualified stock options, stock appreciation rights, restricted stock, deferred stock, and other stock-based and non stock-based awards.
         At September 30, 2000, the Company had awarded incentive stock options, non-qualified stock options and restricted stock. These were granted at exercise prices that are 100% of the fair-market value at the day of grant. Beginning one year after grant, the options generally can be exercised proportionately each year for periods of three, four, or six years, as defined in the respective plans. Options currently expire no later than seven years from the grant date, as defined.
         Option holders may exercise options by delivering Company stock already owned, cash, or a combination of stock and cash. The shares tendered in the exchange are cancelled and, therefore, reduce shares issued. During 2000 and 1999, option holders exchanged 7,145 and 25,029 shares, respectively, of the Company's stock in payment of options exercised.


A summary of the status of the Company's stock option plans as of September 30, 2000, 1999, and 1998, and changes during the years ended were as follows:

                                            2000                    1999                   1998
------------------------------------------------------------------------------------------------------
                                    SHARES       WAEP*     SHARES       WAEP*     SHARES        WAEP*
------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     2,816    $   11.21     2,143     $   10.30    1,920     $    8.35
------------------------------------------------------------------------------------------------------
Granted                              1,115    $    7.17       880     $   12.95      545     $   15.79
------------------------------------------------------------------------------------------------------
Exercised                              (19)   $    6.44      (138)    $    7.25     (295)    $    6.51
------------------------------------------------------------------------------------------------------
Forfeited                             (287)   $   11.30       (69)    $   13.38      (27)    $   10.40
------------------------------------------------------------------------------------------------------
Outstanding at end of year           3,625    $    9.98     2,816     $   11.21    2,143     $   10.30
------------------------------------------------------------------------------------------------------
Options exercisable at year-end      1,891    $   10.23     1,566     $    9.46    1,156     $    8.19
------------------------------------------------------------------------------------------------------

SHARES IN THOUSANDS
*WEIGHTED-AVERAGE EXERCISE PRICE


The following table summarizes information concerning outstanding and exercisable options as of September 30, 2000:

                                      OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------
                                 WEIGHTED AVERAGE
RANGE OF                             REMAINING     WEIGHTED                      WEIGHTED
EXERCISE       NUMBER              CONTRACTUAL      AVERAGE       NUMBER          AVERAGE
 PRICES     OUTSTANDING               LIFE*     EXERCISE PRICE  EXERCISABLE    EXERCISE PRICE
----------------------------------------------------------------------------------------------
$5.78-7.31            1,300            4.0        $    6.87         284          $    5.92
----------------------------------------------------------------------------------------------
$7.50-10.56           1,056             .8        $    9.09       1,033          $    9.08
----------------------------------------------------------------------------------------------
$11.12-14.63            916            3.9        $   13.03         313          $   12.93
----------------------------------------------------------------------------------------------
$15.38-19.37            353            2.3        $   16.21         261          $   16.21
----------------------------------------------------------------------------------------------
Total                 3,625            2.9        $    9.98       1,893          $   10.23
----------------------------------------------------------------------------------------------

SHARES IN THOUSANDS
*IN YEARS

         The following number of options will expire if not exercised at specific dates for fiscal years as follows: 2001: 702,884, 2002: 742,891, 2003:
441,130, 2004: 321,525, 2005: 1,054,185, 2006: 362,817.
         Prices for options exercised during the three-year period ended September 30, 2000 ranged from $5.78 to $15.75. Total options available for future grant as of September 30, 2000 were 2,006,728.
         In January 1992 the Company's shareholders authorized an Employee Stock Purchase Plan (the Purchase Plan), whereby 1,000,000 shares of the Company's common stock were reserved for sale to employees until April 2002. Participants in the 2000 and 1999 phases, all at dates specified in the Purchase Plan, were issued 157,818 shares in 2000 and 121,810 shares in 1999. During 2000, participants subscribed to purchase 179,184 shares at 85% of market price for issuance in 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

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

                                          2000      1999      1998
     -------------------------------------------------------------
     Expected life (in years)             1.8        2.7      2.0
     Risk-free interest rate              6.0%       5.8%     4.2%
     Volatility                           .49        .49      .40
     Dividend yield                       3.4%       2.3%     1.6%
     -------------------------------------------------------------

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models required the input of highly subjective assumptions, including the expected stock price volatility. The weighted average estimated fair value of employee stock options granted during 2000, 1999, and 1998 was $2.14, $4.47, and $4.39, respectively.
         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's net income, as reported, and pro forma net income per share are as follows (in thousands, except per share amounts):

STOCK OPTION FOOTNOTE DISCLOSURE

                                   YEARS ENDED SEPTEMBER 30TH
                                   2000        1999      1998
-------------------------------------------------------------
Net Income
   As Reported - Basic           $ 3,624    $12,445   $21,539
   Pro forma                     $ 2,216    $10,553   $20,247
-------------------------------------------------------------
Basic Earnings Per Share
   As Reported                   $   .17    $   .60   $  1.05
   Pro forma                     $   .11    $   .51   $   .99
-------------------------------------------------------------
Diluted Earnings Per Share
   As Reported                   $   .17    $   .59   $  1.01
   Pro forma                     $   .11    $   .50   $   .95
-------------------------------------------------------------

6. EMPLOYEE BENEFIT PLANS:

The Company offers a 401(k) Pay Conversion Plan for all of its U.S. employees. Employees can supplement their retirement income by participating in this voluntary pretax savings plan by designating a percentage of their gross income, subject to limitations imposed by federal law. The Company will match $.50 per each dollar of the first 3% that employees contribute capped at $500 per fiscal year. Employees are automatically vested. The matching contributions under the 401(K) plan were $843,000 in 2000, $730,000 in 1999, and $557,000 in 1998.
         The Company's profit sharing plan functions as a retirement program for most U.S. and certain international employees. Employees who have completed 1,000 hours of service during the plan year are eligible to participate. The formula for calculating the Company's contribution is approved annually by the Board of Directors and is based primarily on operating results for the year, before management variable compensation. The plan provides for a minimum contribution of 4% of participant compensation, as defined, up to the social security taxable wage base, and 8% of participant compensation in excess of the taxable wage base up to the maximum profit sharing contribution allowed by federal law, so long as the entire contribution calculation does not exceed pretax income. The contributions were 4.4% of participant compensation in 2000, 4.3% in 1999 and 4.4% in 1998. The provisions for profit sharing were $4,396,000 in 2000, $3,883,000 in 1999 and $3,577,000 in 1998, and are distributed among the various operating expenses shown in the accompanying Consolidated Statements of Income.
         Prior to 1998, two of the Company's international subsidiaries had noncontributory, unfunded retirement plans for eligible employees. These plans provide benefits based on the employee's years of service and compensation during the years immediately preceding retirement, early retirement, termination, disability, or death, as defined in the respective plans. In 1998, one of the plans was modified to provide for contributions based solely on annual compensation levels.

The expenses for these plans consist of the following components:

                                                 2000    1999    1998
--------------------------------------------------------------------------------
                                               (EXPRESSED IN THOUSANDS)
Service cost-benefit earned during the period    $188    $209    $178
Interest cost on projected benefit obligation     235     249     218
Net amortization and deferral                      50      17      11
--------------------------------------------------------------------------------
NET PERIODIC PENSION COST                        $473    $475    $407
--------------------------------------------------------------------------------

The change in benefit obligation and plan assets consisted of the following for the years ended September 30, 2000 and 1999:
                                                     2000        1999
--------------------------------------------------------------------------------
                                                 (EXPRESSED IN THOUSANDS)
Change in benefit obligation:
Projected benefit obligation, beginning of year    $ 5,877     $ 5,110
   Service cost                                        177         173
   Interest cost                                       211         212
   Translation difference                             (156)         80
   Actuarial (gain)loss                                 49         332
   Benefits paid                                       (38)        (30)
--------------------------------------------------------------------------------
PROJECTED BENEFIT OBLIGATION, END OF YEAR            6,120     $ 5,877
--------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets, beginning of year       $    --     $    --
   Actual return on plan assets                         --          --
   Employer contributions                               38          30
   Benefits paid                                       (38)        (30)
--------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS, END OF YEAR             $    --     $    --
--------------------------------------------------------------------------------

The funded status of the Company's benefit plans and the amounts recognized in the consolidated financial statements are:
                                                        2000             1999
--------------------------------------------------------------------------------
                                                       (EXPRESSED IN THOUSANDS)
Funded status                                          (6,120)          (5,877)
Unrecognized net gain                                     (31)             (88)
Unrecognized net liability being amortized                528              536
Adjustment required to recognize minimum liability        (34)             (33)
--------------------------------------------------------------------------------
ACCRUED PENSION LIABILITY                             $(5,657)         $(5,462)
--------------------------------------------------------------------------------
Major assumptions at year-end are:
Discount rate                                      3.5 to 6.0%      3.5 to 6.0%
Rate of increase in future compensation levels              3%             3.0%
--------------------------------------------------------------------------------

7. ACQUISITIONS:

On May 28, 1999, the Company completed a merger with DSP Technology, Inc. (DSP), an enterprise that is active in automotive engine development market segments. Under the terms of the agreement, the Company initially issued 2,076,913 shares of common stock and subsequently issued an additional 792 shares of common stock in exchange for all of the outstanding shares and vested stock options of DSPs' common stock. In connection with the acquisition, the Company incurred approximately $1.4 million of acquisition related costs which were charged to operations in the third quarter of fiscal year 1999. The acquisition qualified as a tax-free exchange and was accounted for as a pooling-of-interests. Accordingly, all periods included in these historical consolidated financial statements have been restated to give effect to the merger.

                                                    1999       1998
     ---------------------------------------------------------------
                                             (EXPRESSED IN THOUSANDS)
     Net Revenue:
        MTS                                    $ 362,708  $ 339,682
        DSP                                       27,834     22,481
     ---------------------------------------------------------------
     COMBINED NET REVENUE                      $ 390,542  $ 362,163
     ---------------------------------------------------------------
     Income before income taxes (note A):
        MTS                                    $  18,445  $  31,473
        DSP                                          325      1,975
     ---------------------------------------------------------------
     COMBINED INCOME BEFORE
     INCOME TAXES                              $  18,770  $  33,448
     ---------------------------------------------------------------
NOTE A: 1999 AMOUNTS INCLUDE $0.3 MILLION AND $1.1 MILLION IN ACQUISITION RELATED COST FOR THE COMPANY AND DSP, RESPECTIVELY.
         No significant adjustments were made to the prior years financial statements of either the Company or DSP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

         On September 29, 1999 the Company acquired the exclusive license for the PowerBlok product line technology, related inventory and fixed assets, and trade names from Semipower, Inc. The transaction was accounted for by the purchase method of accounting.
         In fiscal 1998 the Company acquired three entities, all accounted for by the purchase method of accounting, with an aggregate purchase price of approximately $29 million, net of cash acquired. The Company acquired all the outstanding stock of Performance Controls, Inc., a manufacturer of high performance power amplifiers for factory automation and magnetic resonance machine applications, in an all cash transaction. The Company acquired the stock of Nano Instruments Inc., a manufacturer of instrumented indentation systems for ultra-low force nanoindentation testing surfaces and thin films, for cash and debt. In addition to the stock purchase of Nano Instruments Inc., the Company purchased the rights to a patent from the two principal shareholders of Nano Instruments, Inc. The Company also acquired the assets and technology of SDRC's noise and vibration test software business along with a major portion of SDRC's noise and vibration consulting engineering services, in an all cash transaction.
         The total purchase price exceeded the fair value of the net assets acquired by approximately $23.2 million. This amount was recorded as goodwill and other intangibles with useful lives between 7 and 20 years. The results of the operations of the acquired companies are included in the Company's financial statements for the periods in which they were owned.
         The pro forma results, exclusive of the DSP merger, for 1999 and 1998, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.


8. RESTRUCTURING AND OTHER CHARGES:

The Company has taken a series of actions to better align its organizational structure with market elements, improve operational performance and reduce costs. In 1999, the Company recorded a restructuring charge of $5.7 million. The Company paid $3.1 million in 2000 and $2.6 million in 1999 related to such charges. These charges were the result of the closure of our manufacturing operations in France and the transfer of product to the electromechanical test division in Raleigh, North Carolina.
         In the fourth quarter of 2000, the Company announced a restructuring charge related to the discontinuation of a line of data acquisition products acquired as part of the DSPT transaction in 1999. A pre-tax provision of $3.0 million ($0.8 per share), of which $1.8 million was charged to general and administrative expense, was established for the wind-down of this business. While we expect no material impact to the Company going forward, this action reflects our continuing efforts to focus our investments on those businesses critical to our long-term strategic success.

9. COMMITMENTS AND CONTINGENCIES:

LITIGATION: The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. It is the opinion of management that the final resolution of these matters will not have a material adverse effect on the financial position or results of operation of the Company.

LEASES: The Company has noncancelable operating lease commitments for equipment and facilities that expire on various dates through 2006. Minimum annual rental commitments at September 30,2000 for the fiscal years 2001 through 2005 and thereafter are $4.9, $5.0, $4.4, $3.2, $2.4 and $2.9 million, respectively. Total lease expense was $3.9 million in 2000, $4.2 million in 1999, and $3.1 million in 1998.

REPORTS ON CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO MTS SYSTEMS CORPORATION:

We have audited the accompanying consolidated balance sheets of MTS Systems Corporation (a Minnesota corporation) and Subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MTS Systems Corporation and Subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP

  Minneapolis, Minnesota,
      November 28, 2000




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



Sidney W. Emery, Jr.
Chairman and Chief Executive Officer

/s/ Sidney W. Emery, Jr.



David E. Hoffman
Vice President and
Chief Financial Officer

/s/ David E. Hoffman