Form 10-K, Exhibit 13
period 2001-09-30
MTS SYSTEMS CORP
filed 2001-12-21
CIK 68709

EXHIBIT 13

Six Year Financial Summary
(September 30)

                                                    2001            2000         1999         1998         1997            1996
-------------------------------------------------------------------------------------------------------------------------------
                                      (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBERS OF SHAREHOLDERS AND EMPLOYEES)

OPERATIONS(1)
-------------------------------------------------------------------------------------------------------------------------------
Net revenue                                     $396,641        $391,853     $390,542     $362,163     $323,424        $278,170
North America revenue                            192,990         194,056      200,556      200,490      156,877         140,249
International revenue                            203,651         197,797      189,986      161,673      166,547         137,921
Gross profit                                     141,408         132,940      151,171      142,227      132,073         116,047
Gross profit as a % of net revenue                  35.7%           33.9%        38.7%        39.3%        40.8%           41.7%
Research and development costs                    22,485          24,619       26,966       24,348       19,798          19,776
Research and development costs
as a % of net revenue                                5.7%            6.3%         6.9%         6.7%         6.1%            7.1%
Income before income taxes                        24,578(2)        6,095       18,770       33,448       29,986(3)       21,813
Effective income tax rate                             38%             41%          34%          36%          36%             31%
Net income                                        15,176(2)        3,624       12,445       21,539       19,237(3)       15,170
Net income as a % of net revenue                     3.8%(2)          .9%         3.2%         5.9%         5.9%(3)         5.5%
Net income per diluted share of
common stock                                         .72(2)          .17          .59         1.01          .92(3)          .72
Weighted average diluted shares
outstanding during the year(4)                    21,074          20,935       21,184       21,330       20,945          21,184
Net interest expense                               4,837           4,892        4,597        1,948        1,125           1,123
Depreciation and amortization                     14,477          15,294       14,424       10,880        9,608           8,673

FINANCIAL POSITION
-------------------------------------------------------------------------------------------------------------------------------

Current assets                                  $230,249        $225,273     $223,651     $204,311     $162,814        $137,584
Current liabilities                              105,073         108,648      104,713      110,223       83,413          63,465
Current ratio                                      2.2:1           2.1:1        2.1:1        1.9:1        2.0:1           2.2:1
Net working capital                              125,176         116,625      118,938       94,088       79,401          74,119
Property and equipment, net                       68,893          72,081       73,633       69,942       51,790          49,476
Total assets                                     331,759         330,234      333,347      313,022      229,075         197,679
Interest bearing debt                             59,305          75,712       71,637       74,682       12,865          11,836
Total shareholders' investment                   167,122         157,854      162,859      152,689      133,524         120,578
Shareholders' investment per share                  7.95            7.61         7.80         7.39         6.56            5.90
Interest bearing debt as a % of
shareholders' investment                            35.5%           48.0%        44.0%        48.9%         9.6%            9.8%
Return on beginning shareholders' investment         9.6%            2.2%         8.0%        15.4%        15.6%(3)        13.0%
Return on average net assets(5)                     13.4%            4.9%        10.7%        20.9%        22.7%           17.6%

OTHER STATISTICS
-------------------------------------------------------------------------------------------------------------------------------

Number of common shareholders of
record at year end(6)                              2,086           2,229        2,055        1,760        1,575           1,523
Number of employees at year end                    2,224           2,350        2,436        2,424        2,125           1,866
New orders received                             $384,900        $415,900     $350,200     $352,300     $380,900        $302,800
Backlog of orders at year end                   $156,300        $163,000     $146,800     $187,200     $190,800        $130,600
Cash dividends paid per share                   $    .24        $    .24     $    .24     $    .24     $    .20        $    .16
-------------------------------------------------------------------------------------------------------------------------------

(1)ALL AMOUNTS HAVE BEEN RESTATED TO REFLECT THE ACQUISITION OF DSP TECHNOLOGY, INC.IN 1999 THAT WAS RECORDED UNDER THE POOLING-OF-INTEREST METHOD.

(2)EXCLUDES THE CUMULATIVE EFFECT FROM THE ADOPTION OF STAFF ACCOUNTING BULLETIN NO. 101 "REVENUE RECOGNITION IN FINANCIAL STATEMENTS" AS OF OCTOBER 1, 2000. THE CUMULATIVE EFFECT RESULTED IN A REDUCTION IN NET INCOME OF $2,263 ($0.11 PER DILUTED SHARE) IN FISCAL 2001.

(3)EXCLUDES AN AFTER-TAX GAIN OF $2,654 ($0.13 PER SHARE) FROM THE SALE OF LAND DURING 1997.

(4)ASSUMES THE CONVERSION OF POTENTIAL COMMON SHARES USING THE TREASURY STOCK METHOD.

(5)INCOME BEFORE INCOME TAXES AND NET INTEREST EXPENSE DIVIDED BY AVERAGE NET ASSETS EMPLOYED (EXCLUSIVE OF NON-INTEREST BEARING LIABILITIES).

(6)DOES NOT INCLUDE BENEFICIAL SHAREHOLDERS WHOSE STOCK IS HELD BY NOMINEES OR BROKER DEALERS.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


CUSTOMER ORDERS AND BACKLOG
                                                    2001        2000        1999
--------------------------------------------------------------------------------
                                                    (EXPRESSED IN THOUSANDS)
Customer Orders:
  North America*                                $208,400    $233,700    $196,400
  International                                  176,500     182,200     153,800
--------------------------------------------------------------------------------
Total                                           $384,900    $415,900    $350,200
--------------------------------------------------------------------------------
Backlog of
Undelivered Orders                              $156,300    $163,000    $146,800
--------------------------------------------------------------------------------

*INCLUDES U.S. AND CANADA

New orders from customers during 2001 totaled $384.9 million, a decrease of $31.0 million or 7.4% compared to customer orders of $415.9 million booked in 2000. In 1999, customer orders totaled $350.2 million. In 2001, the Company received an order from a customer for $10.8 million and in 2000 a contract totaling $18.6 million was received from another customer, each of which were customers of the Mechanical Testing and Simulation ("MT&S") Sector. No individual customer order over $10 million was booked during 1999.
  Orders for the MT&S Sector totaled $308.2 million in 2001, a decrease of $6.7 million or 2.1%, compared to customer orders of $314.9 million for 2000. The MT&S Sector booked 80.1% of total Company orders in 2001, compared to 75.7% for 2000. During 2001, the Company continued to experience strong order demand worldwide for its aircraft structural testing equipment and in the custom project business of its Advanced Systems business unit, offset somewhat by the continuing slowdown in North American business levels especially as a result of cut backs in capital spending in the North American automotive market. Despite the overall slowdown in the North American automotive market place, the Company, along with its strategic alliance partners, continued to see growing demand for software and analysis products targeted principally at the automotive design validation marketplace. Orders from the ground vehicle industry in North America and for aerospace applications were particularly strong during 2000. Generally, orders from customers outside the United States (including Europe, Japan, Korea and Southeast Asia) during 2001 were strong for each of the business units comprising the MT&S Sector. Orders received during 2000 from the Asia/ Pacific Region, especially Japan, were much stronger for vehicle testing systems and aerospace applications compared to 1999. Orders from Europe in 2000 were consistent with the order levels in 1999.
  New orders for the Factory Automation ("FA") Sector totaled $76.7 million for 2001, a decrease of $24.3 million, or 24.1%, compared to new orders written during 2000 of $101.0 million. Customer orders in this sector were particularly weak during fiscal 2001, especially as the result of aggressive cut backs in capital spending in the North American automotive market and a precipitous drop in North American and European demand for the Company's automation components in the semiconductor, electronic assembly and industrial markets. The FA Sector accounted for 19.9% of total Company orders during fiscal 2001, compared to 24.3% in 2000. During fiscal 2000, the FA Sector experienced solid growth in Europe and Japan while orders for industrial automation applications (servo motors, amplifiers and motion controllers) and industrial sensors in the North American marketplace were much stronger, compared to the prior year.
  On a geographical basis, orders from customers located in North America totaled $208.4 million during 2001, down $25.3 million or 10.8% compared to orders received of $233.7 million in 2000. North American orders received during fiscal 1999 totaled $196.4 million. Interna tional orders received during 2001 of $176.5 million decreased by $5.7 million, or 3.1%, compared to orders received during 2000 of $182.2 million. International orders in fiscal 1999 totaled $153.8 million. The following table reflects the geographical analysis of new orders received during the years ended September 30:

GEOGRAPHIC ANALYSIS OF NEW ORDERS
                                                          2001     2000     1999
--------------------------------------------------------------------------------
North America                                              54%      56%      56%
-------------------------------------------------------------------------------
Europe, Africa, and Middle East                            23       26       30
-------------------------------------------------------------------------------
Asia Pacific, including Japan                              23       18       13
-------------------------------------------------------------------------------
Other                                                      --       --        1
-------------------------------------------------------------------------------

The backlog of undelivered orders at September 30, 2001 totaled $156.3 million, a decrease of approximately $6.7 million, or 4.1%, compared to backlog of $163.0 million at September 30, 2000. Backlog at the end of fiscal 1999 totaled $146.8 million.

NET REVENUE
                                                    2001        2000        1999
--------------------------------------------------------------------------------
                                                      (EXPRESSED IN THOUSANDS)
North America                                   $187,998    $205,781    $210,924
International                                    208,643     186,072     179,618
--------------------------------------------------------------------------------
Total                                           $396,641    $391,853    $390,542
--------------------------------------------------------------------------------

Net revenue of $396.6 million for fiscal 2001 increased $4.7 million or 1.2%, compared to $391.9 million for fiscal 2000. Net revenue for fiscal 1999 totaled $390.5 million. On a sector basis, revenue of the MT&S Sector totaled $315.4 million, comparing favorably to revenue of $302.4 million in fiscal 2000 and $313.7 million in fiscal 1999. The increase in revenue for fiscal 2001 was principally the result of strong demand worldwide for its aircraft structural testing equipment and the custom project business of its Advanced Systems business unit. Despite the slow down in capital spending in the North American automotive market during fiscal 2001, revenue backlog and new orders from customers in the automotive product development market remained at an adequate level during fiscal 2001 to allow the vehicle testing systems business unit to slightly exceed its revenue of fiscal 2000. Net revenue of the FA Sector totaled $81.2 million in fiscal 2001, compared to $89.5 million in fiscal 2000 and $76.9 million in fiscal 1999. Net rev-enue of the FA Sector during 2001 was negatively impacted by the aggressive cut backs in capital spending in the North American automotive market and a precipitous drop in North American and European demand for its automation components in the semiconductor, electronic assembly and industrial markets. The increase in revenue of the FA Sector during fiscal 2000, as compared to fiscal 1999, was the result of strong European demand for sensors and an expansion of the Company's product line offerings for amplifiers, servo-electric motors and motion control products. See Note 3 to Consolidated Financial Statements for additional information on industry sector and geographic information.
  Net revenue in North America of $188.0 million decreased slightly, compared to $205.8 million in 2000. Net revenue for 1999 totaled $210.9 million. International revenue totaled $208.6 million, an increase of 12.1%, compared to revenue of $186.1 million for 2000. Net revenue from international sources totaled $179.6 million in 1999. Similar to the past several years, revenue from international sources grew at a faster rate than domestic revenue and is generally reflective of improved economic conditions in the international markets in which the Company participates, a broader product offering and stronger order activity in the vehicle dynamics and aerospace industries.
   Although selective price changes were implemented during each of the three years, the overall impact of pricing changes did not have a material effect on reported revenue. During fiscal 2001, the Company implemented Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which had the effect of increasing reported revenue in fiscal 2001 by $4.9 million. See Notes 1 and 2 to Consolidated Financial Statements for additional information.

GROSS PROFIT
                                                 2001         2000         1999
--------------------------------------------------------------------------------
                                                    (EXPRESSED IN THOUSANDS)
Gross Profit                                 $141,408     $132,940     $151,171
--------------------------------------------------------------------------------
% of Net Revenue                                 35.7%        33.9%        38.7%
--------------------------------------------------------------------------------

Gross profit, as a percentage of net revenue, increased to 35.7% in 2001, compared to 33.9% in 2000. Gross margin for the MT&S Sector was 35.0% in fiscal 2001, up substantially from 31.8% in 2000, while the gross margin of the FA Sector declined to 38.1%, compared to 41.1% in 2000, primarily as the result of the significantly lower manufacturing and shipping volumes during fiscal 2001. Gross margin in the MT&S Sector increased during 2001 despite continued competitive pricing pressures and was the result of a number of factors, including a favorable mix of aerospace and custom projects shipped during the year, more aggressive negotiation strategies, better overall project planning, staffing and management and the positive impact of the Company's re-engineering and front-end project assessment activities initiated in previous periods. The lower gross profit percentage realized by the MT&S Sector during 2000 was the result of higher than expected costs that were required to complete certain custom entertainment and large complex custom projects of the Advanced Systems business unit.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
                                                 2001         2000         1999
--------------------------------------------------------------------------------
                                                    (EXPRESSED IN THOUSANDS)
Selling                                      $ 57,669     $ 58,747     $ 58,695
General &
Administrative                                 31,714       36,531       35,071
--------------------------------------------------------------------------------
Total                                        $ 89,383     $ 95,278     $ 93,766
--------------------------------------------------------------------------------
% of Net Revenue                                 22.5%        24.3%        24.0%
--------------------------------------------------------------------------------

Selling, general and administrative ("SG&A") expenses, as a percentage of net revenue, were 22.5%, 24.3% and 24.0% in 2001, 2000 and 1999, respectively.
  Over the past three years, the Company has focused several initiatives on overall cost control and the alignment of resources with current and anticipated economic conditions and with markets having the greatest potential. Overall spending levels in each of the MT&S and FA Sectors were reduced during 2001 as a result of these management initiatives. During 2000, SG&A expenses of the FA Sector increased in anticipation of accelerated revenue growth of the Sensors and Automation business units. Administrative expenses of the MT&S Sector included a provision of $0.7 million in 2000 related to the closure of the Company's laboratory instrument business as discussed further in Note 9 to the Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT COSTS
                                                 2001         2000         1999
--------------------------------------------------------------------------------
                                                    (EXPRESSED IN THOUSANDS)
Research & Development                       $ 22,485     $ 24,619     $ 26,966
--------------------------------------------------------------------------------
% of Net Revenue                                  5.7%         6.3%         6.9%
--------------------------------------------------------------------------------

The Company provides funds for product, systems and application developments ("R&D") in the MT&S and FA Sectors. During 2001, approximately 70% of R&D spending was in the MT&S Sector, compared to 73% in fiscal 2000. R&D spending in each of the years presented is focused on the development of new systems and system components such as software, controls and mechanical products, new measurement products and accessories.
  The overall decrease in R&D spending, as a percentage of net revenue, is primarily due to management initiatives to focus its spending in areas and on products having the greatest market potential and the highest return opportunity. As a result of these initiatives and management's planned cutback in spending in underperforming product lines and/or business units, R&D spending, as a percentage of net revenue, decreased to 5.7% in fiscal 2001, compared to 6.3% in 2000 and 6.9% in 1999.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


INTEREST (INCOME) EXPENSE
                                                 2001         2000         1999
--------------------------------------------------------------------------------
                                                    (EXPRESSED IN THOUSANDS)
Interest Expense                             $  5,209     $  6,371     $  5,067
Interest Income                                  (372)      (1,479)        (470)
--------------------------------------------------------------------------------

Interest expense of $5.2 million in 2001, a decrease of $1.2 million compared to fiscal 2000, primarily resulted from lower average borrowings during 2001 and a generally lower interest rate on its borrowings under its bank line of credit. Interest income in 2000 included interest earned of $0.7 million related to the overpayment of income taxes during a prior period.

OPERATING RESULTS
                                                 2001         2000         1999
--------------------------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
Income
Before Income Taxes*                         $ 24,578     $  6,095     $ 18,770
% of Net Revenue                                  6.2%         1.6%         4.8%
--------------------------------------------------------------------------------
Income Before Cumulative
Effect of Accounting Change,
Net of Taxes                                 $ 15,176     $  3,624     $ 12,445
% of Net Revenue                                  3.8%          .9%         3.2%
================================================================================
Effective Income Tax Rate                        38.3%        40.5%        33.7%
Return On Beginning
Shareholders' Investment*                         9.6%         2.2%         8.0%
--------------------------------------------------------------------------------
Earnings Per Share - Diluted*                $    .72     $    .17     $    .59
================================================================================

*EXCLUDES THE CUMULATIVE EFFECT OF THE ACCOUNTING CHANGE FOR SAB 101 IN 2001

Income before income taxes totaled $24.6 million in 2001, compared with $6.1 million in 2000, primarily as the result of overall improved product margins and the continuing effect from the Company's cost control and more focused spending programs. Income before income taxes for 2000 included a provision of $3.0 million (of which, $1.2 million is reflected as restructuring, $1.1 million as an increase to cost of revenue and $0.7 million as an increase to administrative expenses) related to the closure of its laboratory instrument business acquired as part of its acquisition of DSP Technology, Inc. ("DSP"). During 1999, the Company recorded a restructuring charge of $5.7 million as a result of the closure of its manufacturing operations in France and the transfer of this product line to its electromechanical division in North Carolina and incurred costs of approximately $1.4 million directly related to its acquisition of DSP. For further information, see Notes 8 and 9 to Consolidated Financial Statements.
  Income from operations of the MT&S Sector increased to $26.8 million in 2001, compared to $3.2 million in 2000. This increase in income from operations was primarily the result of increased net revenue of $13.0 million, improved gross margin of 3.2 percentage points and management's initiative of continued cost control and more focused spending. Income from operations of the MT&S Sector totaled $16.9 million in 1999. Income from operations of the FA Sector declined to $2.7 million in 2001, compared to $8.6 million in 2000 primarily as the result of the aggressive cut backs in capital spending in the North American automotive market, a precipitous drop in North American and European demand for its automation components in the semiconductor, electronic assembly and industrial markets and lower overall gross margins due to the significantly lower manufacturing and shipping volumes during fiscal 2001. Income from operations of the FA Sector totaled $6.4 million in 1999.
  The effective tax rate for each of the years presented is impacted by the amount of tax credits available from the Company's Foreign Sales Corporation, Extraterritorial Income Exclusion and qualified R&D costs; and on the amount of foreign sourced income that is generally taxed at higher rates than domestic sourced income. A greater percentage of the Company's income was derived from foreign sources in fiscal 2000, compared to 2001 and 1999.
  In 2001, income before cumulative effect of accounting change for SAB 101 increased to $15.2 million ($0.72 per diluted share), compared to $3.6 million ($0.17 per diluted share) in 2000 and $12.4 million ($0.59 per diluted share) in 1999. During 2001, the Company implemented SAB 101 that had the cumulative effect of reducing net income, net of taxes, by $2.3 million ($0.11 per diluted share) in fiscal 2001.

CHANGES IN FOREIGN CURRENCY EXCHANGE RATES

The Company is exposed to market risk from changes in foreign currency exchange rates that can affect its operating results and financial condition. To minimize that risk, the Company manages exposure to changes in foreign currency rates through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments, principally forward exchange contracts. Foreign exchange contracts are used to hedge the Company's overall exposure to exchange rate fluctuations, since the gains and losses on these contracts offset gains and losses on the assets, liabilities and transactions being hedged.
  Historically, approximately 50% of the Company's revenue occurs from shipments to customers outside of the United States and about 65% of this revenue (approximately 30% of the Company's total net revenue) is denominated in currencies other than the U.S. dollar. As a result, a strengthening of the U.S. dollar decreases translated foreign currency denominated revenue and earnings. Conversely, weakening of the U.S. dollar has the reverse impact on revenue and earnings. During the past three years, the U.S. dollar was generally stronger against other major currencies. Gains and losses attributed to translating the financial statements for all non-U.S. subsidiaries are included in the currency translation adjustments. The gains and losses on forward exchange contracts used to hedge these exposures are included as part of "Other expense (income), net" in the accompanying consolidated statements of income.

LIQUIDITY AND CAPITAL RESOURCES
                                                 2001         2000         1999
--------------------------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
Total Interest
Bearing Debt                                 $ 59,305     $ 75,712     $ 71,637
% of Total
Capitalization                                   26.2%        32.4%        30.5%
--------------------------------------------------------------------------------
Total Shareholders'
Investment                                   $167,122     $157,854     $162,859
--------------------------------------------------------------------------------
Shareholders Investment
Per Share                                    $   7.95     $   7.61     $   7.80
--------------------------------------------------------------------------------

The Company's capital structure as of September 30, 2001 included long-term debt (including current maturities) of $58.9 million, notes payable to banks of $0.4 million and total shareholders' investment of $167.1 million. The ratio of total interest-bearing debt to total capitalization was 26.2% at September 30, 2001, as compared to 32.4% and 30.5% at September 30, 2000 and 1999, respectively.
  Total interest-bearing debt decreased by $16.4 million during 2001. This decrease resulted from the repayment of advances totaling $11.5 million under its domestic bank revolving credit agreement and scheduled payments of $4.9 million of long-term debt. At September 30, 2001, the Company had no borrowings outstanding under its $50.0 million domestic bank revolving credit agreement.
  Shareholders' investment increased by $9.3 million during fiscal 2001 to $167.1 million. The change in shareholders' investment during 2001 was primarily the result of profitable operating results, funds received of $3.5 million from the exercise of employee stock options and employee purchases of the Company's stock under its stock purchase plan, offset in part, by the payment of cash dividends of $5.0 million and repurchases of the Company's stock totaling $1.6 million.

CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES provided cash of $39.1 million during 2001, compared to $3.0 million generated in 2000 and $26.7 million generated in 1999. The increase in cash during 2001 resulted primarily from improved operating results and the increase in advanced payments from customers of $8.3 million. Accounts receivables and inventory balances, in the aggregate, remained relatively unchanged at September 30, 2001 and 2000.
  CASH FLOWS FROM INVESTING ACTIVITIES required cash usage of $10.5 million during 2001, compared to $13.2 million in 2000 and $17.2 million in 1999. Cash was used primarily for additions to property and equipment in each of the years. Capital expenditures for fiscal 2002, including investments in facilities and equipment to support the on-going operations, are planned to approximate $8.0 million.
  CASH FLOWS FROM FINANCING ACTIVITIES required the use of cash of $19.6 million during 2001 primarily as a result of the repayment of interest-bearing debt of $16.6 million, the payment of cash dividends of $5.0 million and repurchases of its common stock of $1.6 million, partially offset by funds received in connection with employees' exercise of stock options and purchases under the Company's stock purchase plan. During 2000, the Company used cash of $1.0 million in its financing activities primarily as the result of paying cash dividends of $5.0 million and repurchasing $2.2 million of its common stock, partially offset by additional new borrowings of $6.1 million and the funds received in connection with employees' exercise of stock options and stock purchases.
  During 2001, cash and cash equivalents increased by $9.3 million. The Company believes that the current capital resources, internally generated funds and unused financing sources will be adequate to finance on-going operations and anticipated capital expenditures, allow for investment in opportunities to internally grow its business and to make selected strategic acquisitions.

OTHER MATTERS

EURO CONVERSION

On January 1, 1999, certain member countries of the European Economic and Monetary Union adopted the "Euro" as a form of common currency. For a three-year transition period, both the Euro and the member countries' currencies remained in use. The Company has upgraded its information and reporting systems, where necessary, in order to appropriately effect conversion to the Euro. Although the Company began processing Euro transactions with its customers beginning in 1999, its European operations began reporting in this currency on various dates beginning in 2000. The cost of upgrading its systems to handle the Euro conversion did not have a material impact on the Company's financial condition or operating results for any period presented.

RESTRUCTURING AND OTHER CHARGES

During 2000, the Company announced a restructuring charge related to the discontinuation of a line of data acquisition products acquired as part of its acquisition of DSP in 1999. The restructuring charge of $1.2 million included a provision for severance costs of $0.7 million, the write-off of leasehold improvements and production and other equipment no longer needed of $0.3 million and other costs of $0.2 million associated with the closedown of the facility and the wind-down of the related product line. During the year ended September 30, 2001, the restructuring reserve was reduced by severance costs of $0.8 million, the write off of leasehold improvements, equipment and other assets aggregating $0.2 million and costs associated with the closing of the facility and the wind-down of the product line of $0.2 million. In addition to the restructuring charge, the Company recorded an additional provision of $1.8 million in fiscal 2000 to cover excess and obsolete inventory, uncollectible receivables and the write off of the remaining book value of fixed assets no longer needed. Of this amount, $1.1 million was charged to cost of revenue and $0.7 million was charged to general and administrative expenses.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


  During 1999, the Company recorded a restructuring charge of $5.7 million as a result of the closure of its manufacturing operations in France and the transfer of this product line to its electromechanical division in North Carolina. In connection therewith, cash outlays of $2.6 million were made during 1999 and $3.1 million were made during 2000. Such costs were financed primarily with funds from continuing operations and borrowings under its bank line of credit.

QUARTERLY FINANCIAL INFORMATION

Revenue and operating results, as reflected on a quarterly basis, do not necessarily reflect changes in the demand for the Company's products or its operating efficiency. Revenue and operating results in any quarter can be significantly affected by shipment and/or installation delays or the acceleration of the completion of one or more high-value systems where revenue is not recognized on the percentage-of-completion accounting method. The Company's use of the percentage-of-completion revenue recognition method for large longer-term projects, generally helps to alleviate significant fluctuations between quarters. See Notes 1 and 2 to Consolidated Financial Statements for additional information on the Company's revenue recognition policy. High-value, state-of-the-art custom projects often contain leading-edge applications of the Company's technology that caused the Company to experience lower than expected gross margins during 1999 and 2000. Product development for these types of state-of-the-art custom projects, along with its funded research and development programs, are essential to the Company's long term growth.
  Quarterly earnings also vary as the result of the use of estimations including, but not limited to the rates used in providing federal, state and foreign income taxes. See Notes 1 and 5 to Consolidated Financial Statements for additional information on the Company's use of estimates and income tax related matters.

DIVIDENDS AND OTHER STOCK MATTERS

The Company's dividend policy is to maintain a payout ratio that allows dividends to increase with the long-term growth of earnings per share, while sustaining dividends in down years. The Company's dividend payout ratio target is approximately 25% of earnings per share over the long term. The Company paid a quarterly dividend of 6 cents per share during 1999, 2000 and 2001.
  During 2001, the Company repurchased 0.2 million shares of its common stock at an average cost of $8.19 per share. Pursuant to the plan adopted by its Board of Directors, the Company has authorization as of September 30, 2001 to repurchase an additional 0.5 million shares of its common stock. The Company also repurchased 0.3 million shares of its common stock ($7.28 per share) in 2000. The Company's primary long term objective relative to its share repurchase program is to offset the dilutive effect of shares of common stock issued in connection with its employee stock option and stock purchase programs. During the three years ended September 30, 2001, the Company has issued approximately 872,000 shares of its common stock under the stock option and stock purchase programs.

QUARTERLY STOCK ACTIVITY(1)

The Company's shares of its common stock trade on The Nasdaq Stock Market's National Market under the symbol "MTSC". The following table sets forth the high and low prices and volume of shares traded (expressed in thousands) for the periods indicated:

                                      2001                          2000
--------------------------------------------------------------------------------
                              PRICE         SHARES          PRICE         SHARES
                         HIGH      LOW      TRADED     HIGH      LOW      TRADED
--------------------------------------------------------------------------------
1st Quarter              $ 7.88    $ 5.50    1,698     $10.63    $ 7.50    3,526
2nd Quarter              $ 9.19    $ 6.75    1,711     $ 9.59    $  5.3    4,318
3rd Quarter              $14.60    $ 7.88    5,233     $ 7.88    $  6.1    4,648
4th Quarter              $15.60    $10.00    5,365     $ 7.50    $  6.0    3,385
================================================================================

(1) SOURCE: THE NASDAQ STOCK MARKET

Selected quarterly financial information for the three fiscal years ended September 30 is presented below:

                                                           First       Second       Third      Fourth       Total
                                                         Quarter      Quarter     Quarter     Quarter        Year
                                                               (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
-----------------------------------------------------------------------------------------------------------------
2001
Net revenue                                             $ 91,563     $ 98,272    $ 99,031    $107,775    $396,641
Gross profit                                              31,951       35,600      37,210      36,647     141,408
Income before income taxes                                 2,772        6,408       6,933       8,465      24,578
Income before cumulative effect of accounting
change, net of taxes                                       1,698        3,853       4,233       5,392      15,176
Cumulative effect of accounting change, net of taxes      (2,263)          --          --          --      (2,263)
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $   (565)    $  3,853    $  4,233    $  5,392    $ 12,913
-----------------------------------------------------------------------------------------------------------------
Earnings per share
Basic
Before cumulative effect of accounting change           $    .08          .19         .20    $    .26    $    .73
Cumulative effect of accounting change, net                 (.11)          --          --          --        (.11)
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $   (.03)    $    .19    $    .20    $    .26    $    .62
-----------------------------------------------------------------------------------------------------------------
Diluted
Before cumulative effect of accounting change           $    .08          .18         .20    $    .25    $    .72
Cumulative effect of accounting change, net                 (.11)          --          --          --        (.11)
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $   (.03)    $    .18    $    .20    $    .25    $    .61
-----------------------------------------------------------------------------------------------------------------

2000
Net revenue                                             $ 87,214     $ 95,291    $ 94,988    $114,360    $391,853
Gross profit                                              22,786       34,470      34,797      40,887     132,940
Income (loss) before income taxes                         (9,221)       2,213       5,831       7,272       6,095
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $ (6,040)    $  1,371    $  3,697    $  4,596    $  3,624
-----------------------------------------------------------------------------------------------------------------
Earnings per share
Basic                                                   $   (.29)    $    .07    $    .18    $    .22    $    .17
Diluted                                                     (.29)         .07         .18         .22         .17
-----------------------------------------------------------------------------------------------------------------

1999
Net revenue                                             $ 96,142     $ 93,262    $ 95,363    $105,775    $390,542
Gross profit                                              38,064       36,775      37,818      38,514     151,171
Income before income taxes                                 5,722        4,666       8,269         113      18,770
-----------------------------------------------------------------------------------------------------------------
Net income                                              $  3,726     $  3,146    $  5,293    $    280    $ 12,445
-----------------------------------------------------------------------------------------------------------------
Earnings per share
Basic                                                   $    .18     $    .15    $    .25    $    .01    $    .60
Diluted                                                      .18          .15         .25         .01         .59
-----------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets
(September 30)

ASSETS                                                                                  2001         2000
---------------------------------------------------------------------------------------------------------
                                                                                 (EXPRESSED IN THOUSANDS)
CURRENT ASSETS:
Cash and cash equivalents                                                           $ 17,515     $  8,211
Accounts receivable, net of allowance for doubtful accounts of $2,709 and $2,255      97,661      117,866
Unbilled contracts and retainage receivable                                           45,287       26,765
Inventories                                                                           63,381       62,520
Prepaid expenses                                                                       6,405        9,911
---------------------------------------------------------------------------------------------------------
Total current assets                                                                 230,249      225,273
---------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT:
Land                                                                                   3,247        3,247
Buildings and improvements                                                            45,785       44,733
Machinery and equipment                                                              110,419      107,325
Accumulated depreciation                                                             (90,558)     (83,224)
---------------------------------------------------------------------------------------------------------
Total property and equipment, net                                                     68,893       72,081
---------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                                          32,617       32,880
---------------------------------------------------------------------------------------------------------
Total Assets                                                                        $331,759     $330,234
---------------------------------------------------------------------------------------------------------



LIABILITIES AND SHAREHOLDERS' INVESTMENT
---------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
Notes payable to banks                                                              $    428     $ 11,945
Current maturities of long-term debt                                                   5,260        5,663
Accounts payable                                                                      16,672       22,755
Accrued payroll-related costs                                                         33,661       29,285
Advance payments from customers                                                       26,572       18,673
Accrued warranty costs                                                                 4,559        6,487
Other accrued liabilities                                                             16,395       13,680
Accrued income taxes                                                                   1,526          160
---------------------------------------------------------------------------------------------------------
Total current liabilities                                                            105,073      108,648
---------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                  5,947        5,628
Long-term debt, less current maturities                                               53,617       58,104
---------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 10)

SHAREHOLDERS' INVESTMENT:
Common stock, 25(cent) par value; 64,000 shares authorized:
21,031 and 20,748 shares issued and outstanding                                        5,258        5,187
Additional paid-in capital                                                             8,946        7,072
Retained earnings                                                                    154,159      146,234
Accumulated other comprehensive loss                                                  (1,241)        (639)
=========================================================================================================
Total shareholders' investment                                                       167,122      157,854
=========================================================================================================
Total Liabilities and Shareholders' Investment                                      $331,759     $330,234
=========================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE CONSOLIDATED BALANCE SHEETS.

Consolidated Statements of Income and Shareholders' Investment
(For the Years Ended September 30)

INCOME                                                               2001         2000         1999
---------------------------------------------------------------------------------------------------
                                                     (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
NET REVENUE                                                      $396,641     $391,853     $390,542
COST OF REVENUE                                                   255,233      258,913      239,371
---------------------------------------------------------------------------------------------------
GROSS PROFIT                                                      141,408      132,940      151,171
---------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Selling                                                            57,669       58,747       58,695
General and administrative                                         31,714       36,531       35,071
Research and development                                           22,485       24,619       26,966
Restructuring                                                          --        1,210        5,711
Acquisition                                                            --           --        1,391
---------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                             29,540       11,833       23,337
---------------------------------------------------------------------------------------------------
Interest expense                                                    5,209        6,371        5,067
Interest income                                                      (372)      (1,479)        (470)
Other expense (income), net                                           125          846          (30)
---------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                         24,578        6,095       18,770
PROVISION FOR INCOME TAXES                                          9,402        2,471        6,325
---------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE               15,176        3,624       12,445
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAXES (NOTE 2)      (2,263)          --           --
---------------------------------------------------------------------------------------------------
NET INCOME                                                       $ 12,913     $  3,624     $ 12,445
===================================================================================================
NET INCOME PER SHARE
Basic
Before Cumulative Effect of Accounting Change                    $    .73     $    .17     $    .60
Cumulative Effect of Accounting Change                               (.11)          --           --
---------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                             $    .62     $    .17     $    .60
===================================================================================================
Diluted
Before Cumulative Effect of Accounting Change                    $    .72     $    .17     $    .59
Cumulative Effect of Accounting Change                               (.11)          --           --
---------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                             $    .61     $    .17     $    .59
===================================================================================================

SHAREHOLDERS' INVESTMENT

                                                  Common Stock
                                               -------------------   Additional               Accumulated Other          Total
                                               Shares                   Paid-In     Retained      Comprehensive  Shareholders'
                                               Issued       Amount      Capital     Earnings      Income (Loss)     Investment
------------------------------------------------------------------------------------------------------------------------------
                                                                   (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
BALANCE, SEPTEMBER 30, 1998                    20,657     $  5,164     $  5,818     $139,782          $  1,925        $152,689
------------------------------------------------------------------------------------------------------------------------------
Net income                                         --           --           --       12,445                --          12,445
Foreign currency translation                       --           --           --           --                36              36
Unrealized loss on investment, net of tax          --           --           --           --               (60)            (60)
------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income                       --           --           --       12,445               (24)         12,421
Exercise of stock options                         235           59        2,396           --                --           2,455
Common stock repurchased and retired               (8)          (2)         (92)          --                --             (94)
Cash dividends, 24(cent)per share                  --           --           --       (4,612)               --          (4,612)
------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1999                    20,884        5,221        8,122      147,615             1,901         162,859
------------------------------------------------------------------------------------------------------------------------------
Net income                                         --           --           --        3,624                --           3,624
Foreign currency translation                       --           --           --           --            (2,594)         (2,594)
Unrealized gain on investment, net of tax          --           --           --           --                54              54
------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income                       --           --           --        3,624            (2,540)          1,084
Exercise of stock options                         163           41        1,048           --                --           1,089
Common stock repurchased and retired             (299)         (75)      (2,098)          --                --          (2,173)
Cash dividends, 24(cent)per share                  --           --           --       (5,005)               --          (5,005)
------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2000                    20,748        5,187        7,072      146,234              (639)        157,854
------------------------------------------------------------------------------------------------------------------------------
Net income                                         --           --           --       12,913                --          12,913
Foreign currency translation                       --           --           --           --              (391)           (391)
Derivative instruments                             --           --           --           --               (72)            (72)
Unrealized loss on investment, net of tax          --           --           --           --              (139)           (139)
------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income                       --           --           --       12,913              (602)         12,311
Exercise of stock options                         474          119        3,390           --                --           3,509
Common stock repurchased and retired             (191)         (48)      (1,516)          --                --          (1,564)
Cash dividends, 24(cent)per share                  --           --           --       (4,988)               --          (4,988)
------------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2001                    21,031     $  5,258     $  8,946     $154,159          $ (1,241)       $167,122
==============================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Cash Flows
(For the Years Ended September 30)

                                                                                            2001         2000         1999
--------------------------------------------------------------------------------------------------------------------------
                                                                                               (EXPRESSED IN THOUSANDS)
OPERATING ACTIVITIES:
Net income                                                                              $ 12,913     $  3,624     $ 12,445
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
  Depreciation and amortization                                                           14,477       15,294       14,424
  Deferred income taxes                                                                      232          455          889
  Restructuring provision                                                                     --       (1,210)      (5,711)
  Provision for doubtful accounts                                                           (992)        (645)        (544)
  Provision for inventory obsolesence                                                     (4,132)      (1,500)      (1,370)
Changes in operating assets and liabilities:
  Accounts, unbilled contracts, and retainage receivables                                  2,716       (8,914)     (10,741)
  Inventories                                                                              1,982       (5,259)       1,743
  Prepaid expenses                                                                         3,570       (2,395)      (3,493)
  Accounts payable                                                                        (6,032)       2,025          884
  Accrued payroll and related costs                                                        4,809        4,232       (1,006)
  Advance payments from customers                                                          8,317       (5,919)       8,711
  Accrued warranty costs                                                                  (2,061)       1,633          360
  Other current liabilities                                                                3,317        1,606       10,149
--------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 39,116        3,027       26,740
--------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Additions to property and equipment                                                       (7,583)     (12,399)     (15,990)
Acquisitions, net of cash acquired                                                        (2,720)          --       (1,036)
Increase in other assets                                                                    (211)        (841)        (132)
--------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                    (10,514)     (13,240)     (17,158)
--------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Net borrowings (repayments) under notes payable to banks                                 (11,451)       1,853      (18,168)
Proceeds from issuance of long-term debt                                                      --        4,271       16,837
Repayments of long-term debt                                                              (5,122)        (998)        (924)
Dividends paid                                                                            (4,988)      (5,005)      (4,612)
Proceeds from issuance of stock under employee stock option and stock purchase plans       3,509        1,089        2,455
Repurchases of common stock                                                               (1,564)      (2,173)         (94)
==========================================================================================================================
NET CASH USED IN FINANCING ACTIVITIES                                                    (19,616)        (963)      (4,506)
==========================================================================================================================
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                                 318        1,304          418
==========================================================================================================================
CASH AND CASH EQUIVALENTS
  Increase (decrease) during the year                                                      9,304       (9,872)       5,494
  Balance, beginning of year                                                               8,211       18,083       12,589
  Balance, end of year                                                                  $ 17,515     $  8,211     $ 18,083
==========================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest                                                                                $  5,724     $  6,298     $  4,291
Income taxes                                                                               6,516        5,105        6,731
==========================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Notes to Consolidated Financial Statements


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of MTS Systems Corporation and its wholly and majority-owned subsidiaries (the "Company"). Significant intercompany balances and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of the Company's foreign subsidiaries are translated to U.S. dollars at exchange rates prevailing at the end of the fiscal year. Income statement items are translated using average exchange rates for the year. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders' investment. Gains and losses resulting from translation of foreign currency transactions and from foreign exchange hedge contracts are included in "Other expense (income), net" in the Consolidated Statements of Income and amounted to gains aggregating $1.1 million in 2001 and losses aggregating $0.5 million and $0.4 million in 2000 and 1999, respectively.

REVENUE RECOGNITION
The Company implemented Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial State ments," in the fourth quarter of fiscal 2001 and has applied it retroactively to the beginning of fiscal 2001. SAB 101 provides guidelines on the timing of revenue recognition based on factors such as passage of title, installation, payment terms and customer acceptance.
  Prior to the adoption of SAB 101, the Company recognized revenue on short-duration projects at the time the systems were shipped and title passed to the customer. Revenue on projects requiring longer delivery periods (longer-term contracts) and other customized orders that allow for progress billings to the customer was recognized using the percentage-of-completion method based on the cost incurred to date as compared to the total estimated cost of the contract (cost-to-cost method). The effect of any revision to the total estimated cost, on an individual contract basis, and its impact on revenue is recorded in the period in which the revision becomes known. When a loss is anticipated on a contract, the anticipated loss is provided in the period the loss is identified.
  Under the guidelines of SAB 101, the Company changed its revenue recognition method to delay the recognition of revenue on short-duration projects from the date of shipment to the time the Company obtains customer acceptance. Revenue on longer-term contracts continues to be recognized on the percentage-of-completion method. Customer acceptance generally is received within a period of less than three months following shipment to the customer. See Note 2 to the Consolidated Financial Statements for additional information regarding the impact of SAB 101 on the Company's revenue and operating results.
  Revenue for services rendered is recognized at the time the services are performed and ratably over the defined contractual period for service maintenance contracts.

ACCOUNTS RECEIVABLE AND LONG-TERM CONTRACTS
The Company grants credit to its customers, but generally does not require collateral or other security from domestic customers. Receivables from customers residing outside of the United States, where deemed appropriate, are supported by letters of credit from financial institutions.
  The Company enters into longer-term contracts for customized equipment sold to its customers. Under terms of such contracts, revenue recognized using the percentage of completion method may be invoiced upon completion of contractual milestones, upon shipment to the customer or upon installation and acceptance by the customer. Unbilled or retained amounts relating to these contracts are reflected as Unbilled Contracts and Retainage Receivables in the accompanying Consolidated Balance Sheets. Amounts unbilled or retained as of September 30, 2001 are expected to be invoiced during fiscal 2002.

WARRANTY OBLIGATIONS
The Company warrants its products against defects in materials and workmanship under normal use and service, generally for one year after installation. The Company maintains reserves for estimated future warranty costs based on its past experience.

RESEARCH AND DEVELOPMENT
Research and product development costs associated with new products are charged to operations as incurred.

CASH EQUIVALENTS
Cash equivalents represent short-term highly liquid investments having a maturity of three months or less at the time of purchase and are recorded at cost which approximates fair value.

INVENTORIES
Inventories consist of material, labor and overhead costs and are stated at the lower of cost or market, determined under the first-in, first-out accounting method. Inventory components as of September 30, were as follows:

                                                                2001        2000
--------------------------------------------------------------------------------
                                                        (EXPRESSED IN THOUSANDS)
Customer projects in
various stages of
completion                                                  $  4,709    $  2,704

Components,
assemblies and parts                                          58,672      59,816
--------------------------------------------------------------------------------
Total                                                       $ 63,381    $ 62,520
================================================================================

Notes to Consolidated Financial Statements
(Continued)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Additions, replacements and improvements are capitalized at cost, while maintenance and repairs are charged to operations as incurred. Depreciation is provided over the following estimated useful lives of the property:
Buildings and improvements: 10 to 40 years.
Machinery and equipment: 3 to 15 years.
  Building and equipment additions are generally depreciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax reporting purposes.

DERIVATIVE FINANCIAL INSTRUMENTS
Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS Statement No. 133"("SFAS No. 133"), which requires the Company to recognize all derivative financial instruments on the balance sheet at fair value. Derivatives that are not classified as a hedge are required under SFAS 133 to be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities or firm commitments are recognized through earnings or in other comprehensive income
(loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has determined that the impact of the adoption of SFAS 133 was not material to the earnings and financial position of the Company.
  The Company periodically enters into forward exchange contracts principally to hedge the estimated cash flow of foreign currency denominated transactions (primarily the EURO, British Pound, Swedish Krona and Japanese Yen). Gains and losses resulting from forward exchange contracts that hedge undelivered orders denominated in foreign currency and net exposed assets are included in "Other expense (income), net" in the accompanying Consolidated Statements of Income. The Company's accounting policy for these contracts is based on its designation of foreign currency contracts as hedging transactions. The criteria used by the Company in designating a specific contract as a hedge include, among other items, the contract's effectiveness in reducing risk and the specific matching of a contract to the underlying transactions. The Company's documentation policies were revised as considered necessary to comply with the requirements of SFAS 133. However, the Company made no substantive changes to its risk manage-ment strategy as a result of adopting SFAS 133. Open hedge contracts totaled $39.4 million, $40.5 million and $7.3 million as of September 30, 2001, 2000 and 1999, respectively. The Company does not use derivative financial instruments for speculative or trading purposes.

OTHER ASSETS
Other assets principally consist of patents, other intellectual property and goodwill. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and has been amortized over periods up to 40 years. The carrying value of goodwill, net of accumulated amortization, was $21.5 million and $24.2 million at September 30, 2001 and 2000, respectively. Amortization expense was $3.0 million in 2001, $3.2 million in 2000 and $3.3 million in 1999. Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 which requires that goodwill and intangible assets with indefinite lives are not to be amortized, but tested for impairment annually, except in certain circumstances, and when ever there is an impairment indicator.
  The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its goodwill and other long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of goodwill and other long-lived assets, the Company would recognize an impairment loss.
  With the adoption of SFAS No. 142 on October 1, 2001, goodwill and intangible assets with an indefinite life will be assessed for impairment on an annual basis, except in certain circumstances, and whenever there is an impairment indicator. The assessment is a two step process. The first step is to compare the estimated fair value of a reporting unit to its carrying value. If the carrying value exceeds the fair value then the second step is to perform a valuation of all tangible and intangible assets to determine the amount, if any, by which goodwill and/or an intangible asset is impaired. The Company will assess the impact of SFAS No. 142 by performing the initial impairment study during the first half of fiscal 2002 and will complete any required goodwill impairment calculations by the end of fiscal 2002 as required by SFAS No. 142.

INCOME TAXES
Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

EARNINGS PER SHARE
Basic earnings per common share is based on the weighted average number of common shares outstanding in each year. Diluted earnings per common share is computed using the treasury stock method and includes the dilutive effect of potential common shares, such as stock options, that would have been outstanding if these shares had been issued. The computation of basic and diluted earnings per common share is as follows:

                                                   2001         2000        1999
--------------------------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
Income before cumulative
   effect of accounting change                 $ 15,176     $  3,624    $ 12,445
Cumulative effect of
   accounting change,
   net of taxes                                  (2,263)          --          --
--------------------------------------------------------------------------------
Net income                                     $ 12,913     $  3,624    $ 12,445
--------------------------------------------------------------------------------
Weighted average common
   shares outstanding                            20,755       20,842      20,763
Dilutive potential
   common shares                                    319           93         421
--------------------------------------------------------------------------------
Total dilutive
   common shares                                 21,074       20,935      21,184
--------------------------------------------------------------------------------
Earnings per share:
Basic
   Before cumulative effect
   of accounting change                        $    .73     $    .17    $    .60
   Cumulative effect of
   accounting change,
   net of taxes                                    (.11)          --          --
--------------------------------------------------------------------------------
Net income per share                           $    .62     $    .17    $    .60
--------------------------------------------------------------------------------
Dilutive
   Before cumulative effect
   of accounting change                        $    .72     $    .17    $    .59
   Cumulative effect of
   accounting change,
   net of taxes                                    (.11)          --          --
--------------------------------------------------------------------------------
Net income per share                           $    .61     $    .17    $    .59
================================================================================

COMPREHENSIVE INCOME
The Company follows the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This Statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, unrealized gains or loss on investment, derivative instruments gains or losses and foreign currency translation adjustments and is presented as a component of Shareholders' Investment.

RECLASSIFICATIONS
Certain amounts included in the consolidated financial statements have been reclassified in prior years to conform to the current year presentation. These reclassifications had no effect on previously reported shareholders' investment or net income.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Ultimate results could differ from those estimates.
  The Company undertakes significant technological innovation on certain of its long-term contracts. These contracts involve performance risk that may result in delayed delivery of product and/or recognition of revenue and gross profit variation resulting from difficulties in estimating the ultimate cost of such contracts.

2. CHANGE IN ACCOUNTING FOR REVENUE RECOGNITION:

The Company implemented SAB 101 in the fourth quarter of fiscal 2001 and has applied it retroactively to the beginning of fiscal 2001. See Note 1 to the Consolidated Financial Statements for additional information regarding the Company's revenue recognition policy. In accordance with SAB 101, the new method of accounting for revenue recognition has been applied retroactively to the beginning of fiscal 2001. The cumulative effect adjustment of the change in accounting for all periods through September 30, 2000 was a reduction in net income of $2.3 million (net of income taxes of $1.4 million), or $0.11 per diluted share, which has been accounted for as a charge to the financial results for the first quarter of fiscal 2001. The effect of the change as compared to the revenue recognition policy previously followed in accounting for revenue recognition on the quarter ended September 30, 2001, was to decrease net revenue by $2.5 million and reduce income before cumulative effect of the accounting change, net of taxes, by $0.6 million, or $0.03 per diluted share. The effect of the change for the total fiscal year of 2001 was to increase revenue by $4.9 million and to increase income before cumulative effect of the accounting change, net of taxes, by $0.9 million, or $0.04 per diluted share. Pro forma accounts showing the retroactive application of SAB 101 for periods prior to 2001 could not be reasonably determined and have not been provided.

Notes to Consolidated Financial Statements
(Continued)


2. CHANGE IN ACCOUNTING FOR REVENUE RECOGNITION (CONTINUED):

  The effect of the accounting change for revenue recognition for each of the first three quarters of fiscal 2001 is as follows:

                                                        QUARTER ENDED
                                          --------------------------------------
                                           DECEMBER 31     MARCH 31     JUNE 30
                                                  2000         2001        2001
--------------------------------------------------------------------------------
                                  (EXPRESSED IN THOUSANDS EXCEPT PER SHARE DATA)
Net revenue, as
  previously reported                         $ 84,989     $ 97,935    $ 98,586
Effect of change in
  revenue recognition                            6,574          337         445
--------------------------------------------------------------------------------
Revenue, as restated                          $ 91,563     $ 98,272    $ 99,031
--------------------------------------------------------------------------------
Gross profit, as
  previously reported                         $ 29,619     $ 35,059    $ 37,563
Effect of change in
  revenue recognition                            2,332          541        (353)
--------------------------------------------------------------------------------
Gross profit, as restated                     $ 31,951     $ 35,600    $ 37,210
--------------------------------------------------------------------------------
Net income, as
  previously reported                         $    264     $  3,520    $  4,446
Effect of change in revenue
  recognition, net of taxes                      1,434          333        (213)
--------------------------------------------------------------------------------
Income before cumulative
  effect of change in revenue
  recognition, net of taxes                      1,698        3,853       4,233
Cumulative effect on prior
  years of the change in
  accounting, net of taxes                      (2,263)          --          --
--------------------------------------------------------------------------------
Net income (loss), as restated                $   (565)    $  3,853    $  4,233
--------------------------------------------------------------------------------
Earnings per share:
Basic-
  Net income, as
  previously reported                         $    .01     $    .17    $    .21
Effect of change in revenue
  recognition, net of taxes                        .07          .02        (.01)
--------------------------------------------------------------------------------
Income before cumulative
  effect of change in revenue
  recognition, net of taxes                        .08          .19         .20
Cumulative effect on prior
  years of the accounting
  change                                          (.11)          --          --
--------------------------------------------------------------------------------
Net income (loss), as restated                $   (.03)    $    .19    $    .20
--------------------------------------------------------------------------------
Diluted-
Net income, as
  previously reported                         $    .01     $    .17    $    .21
Effect of change in revenue
  recognition, net of taxes                        .07          .01        (.01)
--------------------------------------------------------------------------------
Income before cumulative
  effect of change in revenue
  recognition, net of taxes                        .08          .18         .20
Cumulative effect on prior
  years of the accounting
  change                                          (.11)          --          --
--------------------------------------------------------------------------------
Net income (loss), as restated                $   (.03)    $    .18    $    .20
================================================================================

3. BUSINESS SEGMENT INFORMATION:

The Company follows the provisions of Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures about Segments on an Enterprise and Related Information." As such, the Company has determined that it has five operating business units: Vehicle Testing Systems, Material Testing Systems, Advanced Systems, Automation and Sensors. Vehicle Testing Systems manufactures and markets systems for vehicle and component manufacturers to aid in the acceleration of design development work and to decrease the cost of product manufacturing. Material Testing Systems manufactures and markets systems to aid customers in product development and quality control toward an effort of design improvement. Advanced Systems offers highly customized systems primarily for simulation and manufacturing purposes. The Automation business manufactures and markets products for high performance industrial machine applications in a wide range of industries. The Sensors business unit manufactures and markets displacement and liquid level sensors used in various applications to monitor and automate industrial processes.
  The economic characteristics, nature of products and services, production processes, type or class of customer, method of distribution and regulatory environments are similar for the Vehicle Testing Systems, Material Testing Systems and Advanced Systems business units. As a result of these similarities, these units have been aggregated for financial statement purposes into one reportable segment called Mechanical Testing and Simulation ("MT&S"). The economic characteristics, nature of products and services, production processes, type or class of customer, method of distribution and regulatory environments are similar for the Automation and Sensors business units. As a result, these business units have been aggregated into a reportable segment called Factory Automation ("FA"). The Company's Chief Executive Officer reviews operating results of its MT&S and FA segments on a periodic basis.
  The accounting policies of the reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. In evaluating the performance of each segment, management focuses primarily on income from operations and return on assets employed. This measurement excludes special charges (such as restructuring charges and acquisition-related expenses), interest income and expense, income taxes and other non-operating income or expense. Corporate administrative expenses, including expenses related to various support functions such as human resources, information technology and finance, are allocated to the reportable segments primarily on the basis of revenue.

                                                         2001        2000         1999
--------------------------------------------------------------------------------------
                                                           (EXPRESSED IN THOUSANDS)
NET REVENUE BY SEGMENT
Mechanical Testing & Simulation                      $315,392    $302,353     $313,685
Factory Automation                                     81,249      89,500       76,857
--------------------------------------------------------------------------------------
Total                                                $396,641    $391,853     $390,542
--------------------------------------------------------------------------------------
INCOME FROM OPERATIONS BY SEGMENT
Mechanical Testing & Simulation
Income before restructuring and acquisition costs    $ 26,835    $  4,460     $ 23,809
Restructuring charge                                       --      (1,210)      (5,510)
Acquisition costs                                          --          --       (1,391)
--------------------------------------------------------------------------------------
Total                                                  26,835       3,250       16,908
--------------------------------------------------------------------------------------
Factory Automation
Income before restructuring and acquisition costs       2,705       8,583        6,630
Restructuring charge                                       --          --         (201)
--------------------------------------------------------------------------------------
Total                                                   2,705       8,583        6,429
--------------------------------------------------------------------------------------
Total Income from Operations                         $ 29,540    $ 11,833     $ 23,337
--------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT
Mechanical Testing & Simulation                      $270,703    $267,666     $272,491
Factory Automation                                     61,056      62,568       60,856
--------------------------------------------------------------------------------------
Total Assets                                         $331,759    $330,234     $333,347
======================================================================================
OTHER SEGMENT DATA
Mechanical Testing & Simulation:
Capital expenditures                                 $  3,509    $ 10,057     $ 13,822
Depreciation and amortization                          10,600      11,782       11,028
--------------------------------------------------------------------------------------
Factory Automation:
Capital expenditures                                 $  4,074    $  2,342     $  2,168
Depreciation and amortization                           3,877       3,512        3,396
--------------------------------------------------------------------------------------

Geographic segment information was as follows:
                                                         2001        2000         1999
--------------------------------------------------------------------------------------
                                                           (EXPRESSED IN THOUSANDS)
TOTAL NET REVENUE
United States                                        $170,704    $194,056     $200,556
Germany                                                41,847      49,771       47,172
Other European Countries                               54,313      60,494       69,185
Far East                                               98,711      69,444       56,897
Other                                                  31,066      18,088       16,732
--------------------------------------------------------------------------------------
Total                                                $396,641    $391,853     $390,542
--------------------------------------------------------------------------------------
TOTAL PROPERTY AND EQUIPMENT, NET
United States                                        $ 58,008    $ 60,496     $ 59,926
Germany                                                10,106      10,604       12,821
Other European Countries                                  413         429          658
Far East                                                  288         454          114
Other                                                      78          98          114
--------------------------------------------------------------------------------------
Total                                                $ 68,893    $ 72,081     $ 73,633
--------------------------------------------------------------------------------------

Revenue by geographic location is based on revenue generated from each country's operations. No country, other than the United States and Germany, exceeded 10% of consolidated net revenue on a recurrent annual basis. No single customer accounted for 10% or more of consolidated net revenue during any of the periods presented.

Notes to Consolidated Financial Statements
(Continued)


4. FINANCING:

Long-term debt as of September 30 was as follows:

                                                                                                     2001             2000
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  (EXPRESSED IN THOUSANDS)
6.6% Notes, unsecured, due in annual installments of $4,375 beginning in July 2001               $ 30,625         $ 35,000
7.5% Note, unsecured, due in semi-annual installments of $1,153 beginning in July 2003             15,000           15,000
Variable Rate Note, due in varying installments through April 2007, collateralized by building      5,005            5,519
5.4% Mortgage, due in quarterly installments of $39 through
  October 2015, collateralized by building                                                          4,843            4,829
6.0% Note, unsecured, due in annual installments of $194 through July 2008                          1,943            1,943
Other                                                                                               1,461            1,476
---------------------------------------------------------------------------------------------------------------------------
TOTAL INDEBTEDNESS                                                                               $ 58,877         $ 63,767
LESS CURRENT MATURITIES                                                                            (5,260)          (5,663)
---------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                                                             $ 53,617         $ 58,104
===========================================================================================================================

Aggregate annual maturities of long-term debt for the next five fiscal years are as follows: 2002--$5.3 million; 2003--$7.0 million; 2004--$6.4 million;
2005--$7.6 million; 2006--$7.1 million and $25.5 million thereafter. The carrying value of the Company's long-term debt at September 30, 2001 is approximately $0.4 million higher than the estimated fair value as determined using current interest rates available to the Company for debt having similar characteristics and remaining maturities.
  At September 30, 2001, the Company has a $50 million revolving credit agreement with a domestic bank group that allows the Company to borrow funds at various interest rates. The revolving credit agreement expires in January 2003. Under the provisions of its revolving credit agreement, the Company is required, among other matters, to maintain certain financial ratios and to meet certain indebtedness and restricted payments tests. At September 30, 2001, the Company had $26.0 million available for restricted payments, as defined. No borrowings were outstanding under this credit agreement at September 30, 2001.
  In addition, the Company has standby letter-of-credit lines totaling $30 million. At September 30, 2001, standby letters of credit outstanding totaled $9.7 million.
  The Company was in com pliance with respect to all such covenants and conditions of its revolving credit and other debt agreements as of September 30, 2001.
  Information on short-term borrowings for the years ended September 30 were as follows:

                                                                                         2001          2000          1999
--------------------------------------------------------------------------------------------------------------------------
                                                                                             (EXPRESSED IN THOUSANDS)
Balance outstanding at year end                                                      $    428      $ 11,945      $ 10,071
Average balance outstanding during the year                                             8,553        22,617        24,903
Maximum balance outstanding during the year                                            24,000        37,500        34,700
Interest rate at year end                                                                 6.8%          8.1%          6.0%
Weighted-average interest rate during the year                                            7.4%          7.0%          5.7%
==========================================================================================================================

5. INCOME TAXES:

The components of income before income taxes for the fiscal years ended September 30 are as follows:

                                                   2001        2000         1999
--------------------------------------------------------------------------------
                                                     (EXPRESSED IN THOUSANDS)
Income before income taxes:
   Domestic                                    $  7,412    $ (9,441)    $  8,775
   Foreign                                       17,166      15,536        9,995
--------------------------------------------------------------------------------
Total                                          $ 24,578    $  6,095     $ 18,770
--------------------------------------------------------------------------------



The provision for income taxes for the years ended September 30 consists of the following:

                                                   2001        2000         1999
--------------------------------------------------------------------------------
                                                     (EXPRESSED IN THOUSANDS)
Current provision (benefit):
   Federal                                     $  3,716    $ (3,469)    $  2,239
   State                                            694        (413)         432
   Foreign                                        4,725       5,974        2,773
Deferred                                            267         379          881
--------------------------------------------------------------------------------
Total provision                                $  9,402    $  2,471     $  6,325
--------------------------------------------------------------------------------

A reconciliation from the Federal statutory income tax rate to the Company's effective rate for the years ended September 30 is as follows:

                                                           2001    2000    1999
--------------------------------------------------------------------------------

Statutory income tax rate                                    35%     35%     35%
Tax benefit of Foreign Sales Corporation/Extraterritorial
  Income Exclusion                                           (2)     (9)     (3)
Foreign provision in excess of U.S. tax rate                  2      32       4
State income taxes, net of federal benefit                    2      (4)      2
Research and development tax credits                         (1)     (9)     (5)
Other, net                                                    2      (4)      1
--------------------------------------------------------------------------------
Effective income tax rate                                    38%     41%     34%
--------------------------------------------------------------------------------



Following is a summary of the deferred tax assets and liabilities as of September 30:

                                                            2001           2000
--------------------------------------------------------------------------------
                                                        (EXPRESSED IN THOUSANDS)
DEFERRED TAX ASSET:
Accrued compensation and benefits                       $  1,147       $  1,073
Inventory reserves                                         3,764          3,649
Allowance for doubtful accounts                              347            242
Other assets                                                (859)        (1,229)
--------------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSET                                   4,399          3,735
================================================================================

DEFERRED TAX LIABILITY:
================================================================================
Property and equipment                                     5,947          5,628
--------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITY                              $  1,548       $  1,893
================================================================================

Notes to Consolidated Financial Statements
(Continued)


6. STOCK OPTIONS:

The Company has made certain stock-based awards to its officers, non-employee directors and key employees under various stock plans. Awards permitted under these plans include incentive (qualified) stock options, non-qualified stock options, stock appreciation rights, restricted stock, deferred stock, and other stock-based and non stock-based awards.
  During the year ended September 30, 2001, the Company awarded incentive stock options and non-qualified stock options. These awards have been granted at exercise prices that are 100% of market value at the day of grant. Beginning one year after grant, the options generally can be exercised proportionately each year for periods of three, four or six years, as defined in the respective plans. Options currently expire no later than seven years from the grant date, as defined.
  Option holders may exercise options by delivering Company stock already owned, cash or a combination of stock and cash. During 2001 and 2000, option holders delivered 85,075 shares and 7,145 shares, respectively, of the Company's stock in full or partial payment of options exercised.

A status of the Company's stock option plans is summarized below (in thousands of shares):

                                                   2001                     2000                     1999
----------------------------------------------------------------------------------------------------------------
                                            SHARES       WAEP*       SHARES       WAEP*       SHARES       WAEP*
----------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year     3,625     $ 9.98         2,816     $11.21         2,143     $10.30
----------------------------------------------------------------------------------------------------------------
Granted                                        728     $12.30         1,115     $ 7.17           880     $12.95
----------------------------------------------------------------------------------------------------------------
Exercised                                     (410)    $ 8.00           (19)    $ 6.44          (138)    $ 7.25
----------------------------------------------------------------------------------------------------------------
Forfeited                                     (863)    $ 8.81          (287)    $11.30           (69)    $13.38
----------------------------------------------------------------------------------------------------------------
Options outstanding at end of year           3,080     $11.12         3,625     $ 9.98         2,816     $11.21
----------------------------------------------------------------------------------------------------------------
Options exercisable at year-end              1,415     $11.58         1,891     $10.23         1,566     $ 9.46
================================================================================================================

*WEIGHTED-AVERAGE EXERCISE PRICE


The following summarizes information concerning stock options outstanding as of September 30, 2001 (in thousands of shares):

                                                  OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------------------------
                                         WEIGHTED AVERAGE           WEIGHTED                           WEIGHTED
RANGE OF                      NUMBER            REMAINING            AVERAGE          NUMBER            AVERAGE
EXERCISE PRICES          OUTSTANDING     CONTRACTUAL LIFE     EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------
$5.78-$7.25                      450           2.66 years            $  6.53             221           $   6.30
----------------------------------------------------------------------------------------------------------------
$7.3125-$9.875                   612           3.82 years            $  7.43             188           $   7.45
----------------------------------------------------------------------------------------------------------------
$10.00-$13.00                    975           3.27 years            $ 12.15             354           $  10.82
----------------------------------------------------------------------------------------------------------------
$13.125-$14.625                  712           3.07 years            $ 13.41             321           $  13.69
----------------------------------------------------------------------------------------------------------------
$15.375-$19.375                  331           1.33 years            $ 16.23             331           $  16.23
----------------------------------------------------------------------------------------------------------------
TOTAL                          3,080           3.03 YEARS            $ 11.12           1,415           $  11.58
================================================================================================================


  The number of stock options scheduled to expire, if not exercised by specified dates in the following fiscal years are as follows: 2002: 513,000; 2003:
424,000; 2004: 300,000; 2005: 859,000; 2006: 984,000.
  Prices for options exercised during the three-year period ended September 30, 2001 ranged from $6.25 to $14.55. Total options available for future grant as of September 30, 2001 were 2,077,828.
  In 1992, the Company's shareholders authorized an Employee Stock Purchase Plan (the "Purchase Plan"), whereby 1.0 million shares of the Company's common stock were reserved for sale to employees. Participants of the Purchase Plan were issued 149,748 shares in 2001 and 157,818 shares in 2000. During 2001, participants subscribed to purchase 111,266 shares at 85% of market price for issuance in 2002.

PRO FORMA INFORMATION: The Company has elected to follow Accounting Principles Board Opinion No. 25, ("APB No. 25") "Accounting for Stock Issued to Employees," in accounting for its employee stock options. Under APB No. 25, no compensation cost for stock options is recognized for stock options granted at or above fair value. However, Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensa tion," requires the use of option valuation models to estimate compensation cost from the granting of employee stock options and to present the pro forma effect of such cost on reported net income and earnings per share.
  SFAS No. 123 requires this information be determined as if the Company had accounted for employee stock options granted in fiscal years beginning subsequent to December 31, 1994 under the fair value method of that Statement. The fair value of options granted, as reported below, has been estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

                                                   2001        2000        1999
--------------------------------------------------------------------------------
Expected life (in years)                            1.5         1.8         2.7
Risk-free interest rate                             2.9%        6.0%        5.8%
Expected volatility                                 .54         .49         .49
Dividend yield                                      2.1%        3.4%        2.3%
================================================================================

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models required the input of highly subjective assumptions, including the expected stock price volatility. The weighted average estimated fair value of employee stock options granted during 2001, 2000, and 1999 was $4.20, $2.14 and $4.47, respectively.
  For purpose of the pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period of the options. The Company's net income, as reported, and pro forma earnings per share are as follows (in thousands, except per share amounts):

STOCK OPTION PRO FORMA DISCLOSURE

                                                    YEARS ENDED SEPTEMBER 30
                                                 2001          2000         1999
--------------------------------------------------------------------------------
Income Before Cumulative
Effect of Accounting Change,
Net of Taxes
   As Reported                               $ 15,176      $  3,624     $ 12,445
   Pro forma                                   13,700         2,216       10,553
--------------------------------------------------------------------------------
Basic Earnings Per Share*
   As Reported                               $    .73      $    .17     $    .60
   Pro forma                                      .66           .11          .51
--------------------------------------------------------------------------------
Diluted Earnings Per Share*
   As Reported                               $    .72      $    .17     $    .59
   Pro forma                                      .65           .11          .50
================================================================================

*EXCLUDES THE CUMULATIVE EFFECT OF THE ACCOUNTING CHANGE FOR SAB 101 IN 2001

7. EMPLOYEE BENEFIT PLANS:

The Company offers a 401(k) Pay Conversion Plan for eligible employees in the United States. Employees are able to supplement their retirement income by participating in this voluntary pretax savings plan by designating a percentage of their gross income, subject to limitations imposed by federal law. Employees are fully vested in their voluntary contributions. The Company matches a portion of the employees' voluntary contributions. This matching contribution totaled $647,000 in 2001, $843,000 in 2000 and $730,000 in 1999.
  The Company also has a profit sharing plan that serves as a retirement program for most U.S. and certain international employees. Employees who have completed 1,000 hours of service during the plan year are eligible to participate. The Company's Board of Directors approves the contribution annually. The plan provides for a minimum con tribution of 4% of participant compensation, as defined, up to the social security taxable wage base, and 8% of participant compensation in excess of the social security taxable wage base up to the maximum profit sharing contribution allowed by federal law, so long as the entire contribution does not exceed pretax income. The Company's contributions totaled $4.2 million in 2001, $4.4 million in 2000, and $3.9 million in 1999.
  Prior to 1998, two of the Company's international subsidiaries had noncontributory, unfunded retirement plans for eligible employees. These plans provide benefits based on the employee's years of service and compensation during the years immediately preceding retirement, early retirement, termination, disability or death, as defined in the respective plans. In 1998, one of the plans was modified to provide for contributions based solely on annual compensation levels.

Notes to Consolidated Financial Statements
(Continued)


7. EMPLOYEE BENEFITS PLANS (CONTINUED):

The cost for these plans include the following components:

                                                      2001       2000       1999
--------------------------------------------------------------------------------
                                                       (EXPRESSED IN THOUSANDS)
Service cost-benefit earned during the period      $   190    $   188    $   209
Interest cost on projected benefit obligation          237        235        249
Net amortization and deferral                           14         50         17
--------------------------------------------------------------------------------
NET PERIODIC PENSION COST                          $   441    $   473    $   475
================================================================================

The following summarizes the change in benefit obligation and the plan assets:

                                                          2001              2000
--------------------------------------------------------------------------------
                                                       (EXPRESSED IN THOUSANDS)
Change in benefit obligation:
Projected benefit obligation, beginning of year    $  6,120            $  5,877
   Service cost                                         190                 177
   Interest cost                                        237                 211
   Translation change                                  (245)               (156)
   Actuarial loss                                        42                  49
   Benefits paid                                        (44)                (38)
--------------------------------------------------------------------------------
PROJECTED BENEFIT OBLIGATION, END OF YEAR          $  6,300            $  6,120
================================================================================
Change in plan assets:
Fair value of plan assets, beginning of year       $     --            $     --
   Actual return on plan assets                          --                  --
   Employer contributions                                44                  38
   Benefits paid                                        (44)                (38)
--------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS, END OF YEAR             $     --            $     --
================================================================================


The funded status of the Company's pension retirement plans at September 30 is as follows:

                                                          2001             2000
--------------------------------------------------------------------------------
                                                       (EXPRESSED IN THOUSANDS)
Funded status                                         $ (6,300)        $ (6,120)
Unrecognized net gain                                      (26)             (31)
Unrecognized net liability being amortized                 584              528
Required adjustment to recognize minimum liability         (23)             (34)
--------------------------------------------------------------------------------
ACCRUED PENSION LIABILITY                             $ (5,765)        $ (5,657)
--------------------------------------------------------------------------------
Major assumptions used in the above calculation
  include:
Discount rate                                       3.5 to 6.0%      3.5 to 6.0%
Expected rate of increase in future compensation
  levels                                                   3.0%             3.0%
================================================================================

8. ACQUISITIONS:

During 1999, the Company completed a merger with DSP Technology, Inc. ("DSP"), an enterprise active in the automotive engine development market segment. Under the terms of the merger agreement, the Company issued approximately 2.1 million shares of its common stock in exchange for all of DSP's outstanding shares of common stock. In connection with the acquisition, the Company and DSP incurred acquisition related costs, in the aggregate, of approximately $1.4 million that have been charged to operations during 1999. The acquisition qualified as a tax-free exchange and was recorded under the pooling-of-interests accounting method.

9. RESTRUCTURING AND OTHER CHARGES:

During 2000, the Company announced a restructuring charge related to the discontinuation of a line of data acquisition products acquired as part of its acquisition of DSP in 1999. The restructuring charge of $1.2 million included a provision for severance costs of $0.7 million, the write-off of leasehold improvements and production and other equipment no longer needed of $0.3 million and other costs of $0.2 million associated with the closedown of the facility and the wind-down of the related product line. During the year ended September 30, 2001, the restructuring reserve was reduced by severance costs of $0.8 million, the write off of leasehold improvements, equip ment and other assets aggregating $0.2 million and costs associated with the closing of the facility and the wind-down of the product line of $0.2 million. In addition to the restructuring charge, the Company recorded an additional provision of $1.8 million to cover excess and obsolete inventory, uncollectible receivables and the write off of the remaining book value of fixed assets no longer needed. Of this amount, $1.1 million was charged to cost of sales and $0.7 million was charged to general and administrative expenses in fiscal 2000. As the activity for which the restructuring charge and the additional provision were created is essentially complete as of September 30, 2001, the Company does not expect any significant additional charges to be incurred in future periods.
  During 1999, the Company recorded a restructuring charge of $5.7 million as a result of the closure of its manufacturing operations in France and the transfer of this product line to its electromechanical division in North Carolina. In connection therewith, cash outlays of $2.6 million were made during 1999 and $3.1 million were made during 2000. Such costs were financed primarily with funds from continuing operations and borrowings under its bank line of credit. While certain of the effects from such restructuring were expected to be realized during fiscal 2000, other costs associated with the integration of the product line into the North Carolina facility offset much of the benefit expected from such restructuring. As a result, the Company has yet to realize substantial improvement in operating results from this restructuring.

10. COMMITMENTS AND CONTINGENCIES:

LITIGATION: The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, final resolution of these matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

LEASES: The Company has noncancelable operating lease commitments for equipment and facilities that expire on various dates through 2011. Minimum annual rental commitments at September 30, 2001 for the fiscal years 2002 through 2006 and thereafter are $6.0 million, $5.2 million, $4.1 million, $3.2 million and $3.8 million, respectively. Total lease expense was $4.3 million in 2001, $3.9 million in 2000 and $4.2 million in 1999.

Reports on Consolidated Financial Statements



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO MTS SYSTEMS CORPORATION:


We have audited the accompanying consolidated balance sheets of MTS Systems Corporation (a Minnesota corporation) and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTS Systems Corporation and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States.
  As discussed in Note 2 to the consolidated financial statements, effective October 1, 2000, the Company changed its method of revenue recognition upon adoption of Staff Accounting Bulletin No. 101.

Arthur Andersen LLP

Minneapolis, Minnesota,
  November 15, 2001


REPORT OF MANAGEMENT

The management of MTS Systems Corporation is responsible for the integrity and objectivity of the financial information presented in this report. The consolidated financial statements have been prepared in accordance with account ing principles generally accepted in the United States and include certain amounts based on management's best estimates and judgment. Management is also responsible for establishing and maintaining the Company's accounting systems and related internal controls, which are designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded, and the policies and procedures are implemented by qualified personnel.
  The Audit Committee of the Board of Directors, which is comprised solely of outside directors, meets regularly with management and its independent auditors to review audit activities, internal controls, and other accounting, reporting and financial matters. This Committee also recommends independent auditors for appointment by the full Board, subject to shareholder ratification.
  Arthur Andersen LLP, independent public accountants, has audited the financial statements included in this annual report. We have been advised that their audits were conducted in accordance with auditing standards generally accepted in the United States and included such reviews of internal controls and tests of transactions as they considered necessary in setting the scope of their audits.

Sidney W. Emery, Jr
Chairman and Chief Executive Officer




Susan E. Knight
Vice President and
Chief Financial Officer

Corporate Information


BOARD OF DIRECTORS

Sidney W. Emery, Jr.
Chairman and
Chief Executive Officer
MTS Systems Corporation

Charles A. Brickman
President
Pinnacle Capital Corporation

Jean-Lou Chameau
Provost, Vice President
Georgia Institute of Technology

Bobby I. Griffin
Consultant; formerly
Executive Vice President
Medtronic, Inc.

Brendan C. Hegarty
Chief Executive Officer
NanoMagnetics

Bruce D. Hertzke
Chairman, Chief Executive Officer, President
Winnebago Inustries, Inc.

Barbara J. Samardzich
Chief Engineer,
Automatic Transmission Engineering Operations
Ford Motor Company

Linda Hall Whitman, Ph.D
Consultant; formerly President
Ceridian Performance Partners

EXECUTIVE MANAGEMENT

Sidney W. Emery, Jr.
Chairman and
Chief Executive Officer

Steven M. Cohoon
Vice President
Integrated Vehicle Dynamics Development Division

Kelly H. Donaldson, Jr.
Vice President
Noise and Vibration Business and Corporate Product Management

James M. Egerdal
Vice President
Service & Support Division

Laura B. Hamilton
Vice President
Material Testing and
Aerospace Division

Susan E. Knight
Vice President
Chief Financial Officer

Donald G. Krantz
Vice President, Advanced Engineering Solutions Division

Larry Moulton
Vice President
Powertrain Technology Division

Werner Ongyert
Vice President
Europe

Kathleen M. Staby
Vice President
Human Resources

Mauro Togneri
Vice President
Sensors and Automation Divisions

M. Perry Walraven
Vice President
Electromechanical Material Testing Division

Ryoji Yamaguchi
Vice President
Asia/Pacific

SUBSIDIARY OFFICER

Frank G. Arcella
President, AeroMet Corporation

CORPORATE OFFICERS

Barbara J. Carpenter
Assistant Corporate Secretary

John R. Houston
Secretary
Partner, Robins, Kaplan, Miller & Ciresi LLP

Thomas J. Minneman
Treasurer

REFERENCES

Bank Reference
US Bank
Minneapolis, MN

Transfer Agent
Wells Fargo Bank Minnesota, N.A.
South St. Paul, MN
Shareholder Assistance:
800-468-9716

General Counsel
Robins, Kaplan, Miller &
Ciresi LLP
Minneapolis, MN

Patent Counsel
Westman, Champlin & Kelly
Minneapolis, MN

Independent Public
Accountants
Arthur Andersen LLP
Minneapolis, MN


NOTICE OF ANNUAL MEETING

The annual meeting of shareholders will be held at 5:00 p.m. (Central Standard
Time) on Tuesday, January 29, 2002 at the Company's Headquarters in Eden Prairie, Minnesota.

SHAREHOLDERS WHO CANNOT ATTEND THE MEETING ARE URGED TO EXERCISE THEIR RIGHT TO VOTE BY PROXY. A PROXY CARD, A PROXY STATEMENT, AND A RETURN ENVELOPE ARE ENCLOSED FOR THIS PURPOSE.

10-K REPORT AND OTHER FINANCIAL INFORMATION

Copies of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission are available on request without charge.
MTS Systems Corporation
14000 Technology Drive
Eden Prairie, Minnesota 55344-2290.
Telephone: 952-937-4213

COMMON STOCK

MTS Systems Corporation's common stock publicly trades on The Nasdaq Stock Market's National Market under the symbol "MTSC".

FOR NEWS RELEASES AND OTHER INFORMATION

Our latest news releases are available on the World Wide Web at http://www.mts.com.

INVESTOR RELATIONS

Securities analysts, portfolio managers, and representatives of financial institutions seeking information about the Company should direct their inquiries to:
Thomas J. Minneman
Treasurer and Manager of Investor Relations
MTS Systems Corporation
14000 Technology Drive
Eden Prairie, Minnesota 55344-2290.
Telephone: 952-937-4647
Email: tom.minneman@mts.com

DIVIDEND REINVESTMENT PLAN

Under the plan, shareholders can invest MTS Systems dividends in additional shares of MTS stock and make periodic voluntary cash investments for the purchase of MTS stock.

Both alternatives bear a nominal transaction charge which is netted against the funds used to purchase shares of MTS stock. Shareholders may obtain a brochure giving further details by calling Wells Fargo Shareholder Services at 800-468-9716.

TRADEMARKS

MTS, Flat-Trac, Nano Indenter, SWIFT, and Temposonics are registered trademarks; AeroPro, Empirical Dynamics Models, EDM, SensorlessServo, Sound Quality, Virtual Test Lab, and VTL are trademarks; and AeroMet and SmartSim Community are servicemarks of MTS Systems Corporation.

CORPORATE HEADQUARTERS

MTS Systems Corporation
14000 Technology Drive
Eden Prairie, Minnesota 55344-2290
Telephone: 952-937-4000
info@mts.com
www.mts.com


NORTH AMERICAN SUBSIDIARIES

AeroMet Corporation


INTERNATIONAL SUBSIDIARIES

MTS Automation Antriebstechnik Verwaltungs GmbH
MTS Automation Antriebstechnik GmbH
MTS Automotive Sensors GmbH
MTS Holdings France, SARL
MTS International Ltd.
MTS(Japan) Ltd.
MTS Korea, Inc.
MTS Powertrain Technology Ltd
MTS Sensor Technologie Verwaltungs GmbH
MTS Sensor Technologie GmbH and Co. KG
MTS Sensors Technology K.K.
MTS Systems (China) Inc.
MTS Systems do Brazil, Ltda.
MTS Systems SA
MTS Systems GmbH
MTS Systems Holdings for Europe GmbH
MTS Systems (Hong Kong) Inc.
MTS Systems Limited
MTS Systems Norden AB
MTS Systems (Singapore) Pte Ltd.
MTS Systems SRL
MTS Testing Systems (Canada) Ltd.

28